Form 20-F
period 2020-12-31
First High-School Education Group Co., Ltd.
filed 2021-04-22
CIK 1786182

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                     to

Commission file number: 001-40150

First High-School Education Group Co., Ltd.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

(Address of Principal Executive Offices)

Lidong Zhu, Chief Financial Officer

Telephone: +86-871-6515-5502

E-mail: zhulidong@longspringedu.com

No. 1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing three Class A ordinary shares, par value US$0.00001 per share	FHS	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.00001 each	39,309,480 were outstanding as of March 31, 2021
Class B ordinary shares, par value US$0.00001 each	47,529,220 were outstanding as of March 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

•	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

•	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

•	“affiliated entities” refers to, collectively, Long-Spring Education Holding Group Limited, or Long-Spring Education, its subsidiaries and our schools;

•	“CAGR” refers to compound annual growth rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“CIC report” refers to an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, an independent market research firm, to provide information regarding our industry and our market position in China;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

•

“first-tier universities” refers to the first batch of universities that enroll students after Gaokao. First-tier universities generally have stronger comprehensive strengths, such as school facilities, academic resources and research capabilities, among other things, and frequently gain special support from the PRC central and local governments. To be admitted into a first-tier university, interested high school graduates must achieve certain high scores set by the relevant PRC provincial education authorities and select such university in their general university applications;

•	“Gaokao” refers to the university entrance examinations administered in China;

•

“Gaokao repeaters” refers to the high school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, and elect to repeat the last year of high school and retake Gaokao in the following year;

•	“high school(s)” refers to, for the purpose of this annual report, high school institutions or high school programs provided in schools that also provide middle school programs;

•	“middle school(s)” refer to, for the purpose of this annual report, middle school institutions or middle school programs provided in schools that also provide high school programs;

•	“ordinary shares” refers to our ordinary shares, par value US$0.00001 per share and our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

•

“our schools” refers to Resort District Hengshui Experimental Secondary School, Yunnan Hengshui Chenggong Experimental Secondary School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Ordos Hengshui Experimental High School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School Dianchi Resort District School (or Yunnan Long-Spring Foreign Language Secondary School), Hengshizhong Education Tutorial School, Xinping Hengshui Experimental High School, Xinping Hengshui Experimental Middle School, Datong Hengshi Gaokao Tutorial School, Xishuangbanna Hengshui Experimental High School, Yunnan Hengshui Qiubei Experimental High School, Yunnan Hengshui Wenshan Experimental High School, Yunnan Hengshui Zhenxiong High School, Mengla Hengshui Experimental High School, and Guizhou Mingde Tutorial School;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“tutorial school(s)” refers to, for the purpose of this annual report, tutorial school programs for Gaokao repeaters, unless otherwise specified;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

•

“Western China” refers to Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality;

•	“we,” “us,” “our” or “our company” refers to First High-School Education Group Co., Ltd., its subsidiaries and its affiliated entities; and

•	“Zhongkao” refers to the high school entrance examinations administered in China.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “should,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

•	our mission, goals and strategies;

•	our ability to attract and retain a sufficient number of students for our existing and new schools;

•	our ability to hire, retain and train qualified teachers, and attract and retain management, administrative and marketing personnel for our existing and new schools;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our ability to manage and expand our operations;

•	our projected markets and growth in markets, including our projected growth of demand for our services in the markets;

•	our expectations regarding keeping and strengthening our relationships with students, teachers, strategic partners and other stakeholders;

•	our potential need for additional capital and the availability of such capital;

•	trends and competition in our industry;

•	relevant government policies and regulations governing our corporate structure, business and industry;

•	our use of proceeds from our initial public offering;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications include projections based on a number of assumptions. Failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020, and selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report. Our selected consolidated statements of comprehensive income data for the year ended December 31, 2017, selected consolidated balance sheets data as of December 31, 2018 and selected consolidated statements of cash flows data for the year ended December 31, 2017, have been derived from our audited consolidated financial statements not included elsewhere in this annual report. You should read the following information in conjunction with those financial statements and accompanying notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Selected Consolidated Statements of Comprehensive Income/ (Loss) Data

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share amounts and per share data)
Revenues
Revenue from customers	203,496	240,041	308,715	404,562	62,002
Revenue from government cooperative agreements(1)	2,968	13,647	27,804	41,272	6,325

Total revenues	206,464	253,688	336,519	445,834	68,327
Cost of revenues	(119,843)	(179,034)	(231,993)	(287,233)	(44,020)

Gross profit	86,621	74,654	104,526	158,601	24,307
Operating expenses and income

Selling and marketing expenses	(7,057)	(5,470)	(4,834)	(7,625)	(1,169)
General and administrative expenses	(25,400)	(224,576)	(57,284)	(60,475)	(9,268)
Government grants	4,859	6,384	6,606	9,185	1,408
Donation	—	(10,000)	(10,000)	—	—

Income/(loss) from operations	59,023	(159,008)	39,014	99,686	15,278
Other income/(expenses):
Interest income	877	469	983	1,155	177
Interest expense	—	—	(1,407)	(5,368)	(823)
Change in fair value of contingent consideration	—	(731)	(1,144)	(379)	(58)
Foreign currency exchange (loss)/gain, net	(257)	(903)	(169)	(469)	(72)
Others, net	231	673	(217)	1,699	260

Income/(loss) before income taxes	59,874	(159,500)	37,060	96,324	14,762
Income tax expenses	(12,765)	(10,186)	(5,370)	(15,404)	(2,361)

Net income/(loss)	47,109	(169,686)	31,690	80,920	12,401
Other comprehensive income	—	—	—	144	22

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share amounts and per share data)
Comprehensive income/(loss)	47,109	(169,686)	31,690	81,064	12,423
Attributable to Shareholder of the Company	47,109	(169,686)	31,604	80,963	12,408
Non-controlling interests	—	—	86	101	15
Earnings/(loss) per ordinary share - basic and diluted	0.70	(2.50)	0.45	1.15	0.18
Weighted average number of ordinary share outstanding - basic and diluted	67,692,830	67,914,968	70,488,700	70,488,700	70,488,700
Non-GAAP Financial Measure
Adjusted net income(2)	47,109	29,710	40,464	80,920	12,401

(1)	Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools.
(2)

Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Non-GAAP Financial Measure” for details.

Selected Consolidated Balance Sheets Data

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cash	58,564	153,418	148,756	22,798
Restricted Cash	—	—	59,600	9,134
Amounts due from related parties	106,749	87,825	80,964	12,408
Property and equipment, net	115,300	136,431	142,407	21,825
Total assets	428,992	515,361	636,072	97,482

Total liabilities	390,474	445,153	731,546	112,114

Total equity/(deficit)	38,518	70,208	(95,474)	(14,632)

Total liabilities and equity/(deficit)	428,992	515,361	636,072	97,482

Selected Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Net cash from operating activities	52,790	90,663	101,686	122,472	18,770
Net cash used in investing activities	(60,204)	(125,100)	(21,474)	(30,859)	(4,729)
Net cash from/(used in) financing activities	7,767	34,753	14,642	(36,675)	(5,621)
Effect of exchange rate changes on cash	(257)	(76)	—	—	—

Net increase in cash and restricted cash	96	240	94,854	54,938	8,420
Cash and restricted cash at the beginning of the year	58,228	58,324	58,564	153,418	23,512

Cash and restricted cash at the end of the year	58,324	58,564	153,418	208,356	31,932

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

•	our limited operating history, which makes it difficult to predict our prospects and our business and financial performance;

•

potential contractual disputes in relation to the sponsorship in the schools that local governments may claim to have sponsor interests, which could cause us to lose control of the affected schools if any such contractual dispute were to judicially determined against us;

•

new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may cast doubt on the legality of our contractual arrangements and our revenue derived from the running of schools pursuant to our contractual arrangements;

•	our ability to execute our growth strategies, continue to grow rapidly or manage our growth effectively, which may negatively affect our prospects and our business and financial performance;

•	our ability to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level, which may negatively affect our profitability;

•	our ability to enroll and retain a sufficient number of students, which may negatively affect our profitability;

•

potential unfavorable changes in our cooperative relationships with local governments or favorable government policy treatment, which could negatively affect our current business model and/or result in disputes with the relevant local governments;

•

our ability to obtain all required approvals, licenses and make all required registrations for our education services and business operations, which could subject us to fines and penalties and order to cease operation in the case of non-compliance;

•	our ability to integrate businesses we acquired or plan to acquire in the future, which may negatively affect our expansion;

•

our ability to attract and retain a sufficient number of qualified teachers and principals, which could negatively affect our business if we experience a shortage of high-quality teachers and principals;

•	our ability to maintain the market recognition of our brand and our reputation; and

•	accidents, injuries or other harm at our school premises or otherwise arising from or in connection with our education services, which could subject us to tort liabilities.

Risks related to our corporate structure

•

compliance of the contractual arrangements that establish our corporate structure for operating our business, which could subject us to penalties if the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations;

•

failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them, which could force us to rely on legal remedies under PRC laws to enforce the contractual arrangements, which may not be effective;

•

uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and its impact on the viability of our current corporate structure, which could require us to take additional actions with respect to, or modify or unwind, our current contractual arrangements to the extent required by any unfavorable interpretation or implementation; and

•	actual or potential conflicts of interest of shareholders of the VIE with us, which could cause such shareholders not to act in the best interests of our company.

Risks related to doing business in China

•	changes in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business;

•	uncertainties with respect to the PRC legal system, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations;

•

the audit report included in this annual report is prepared by auditor who is not inspected by the PCAOB, and, as such, you are deprived of the benefits of such inspection. In addition, our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections; and

•	difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests.

Risks related to the ADS

•	volatility of the trading price of the ADSs; and

•	the sale or availability for sale of substantial amounts of the ADSs.

•

impact of our dual-class share structure on the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters, which, among other things, will limit your ability to influence corporate matters and could discourage others from pursuing any favorable change of control transactions.

Risks Related to Our Business and Industry

We have limited operating history, which makes it difficult to predict our prospects and our business and financial performance.

We have a limited operating history of eight years, with our first school established in 2012. Our limited operating history may not serve as an adequate basis for evaluating our prospect and results of operations, including revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality teachers, and expanding our school network. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

In addition, as some of our schools commenced operations recently, they have not yet reached their full capacity. For newly established schools, we only recruit students for the entry classes, such as the seventh grade for middle schools and the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We cannot assure you that we will be able to successfully increase the utilization rate for the schools that are in the ramp-up stage, which may materially and adversely affect our business growth and profitability.

If local governments claim to have sponsor interests in certain of our schools, we could be subject to contractual disputes in relation to the sponsorship in those schools or the entry into contractual arrangements over those schools.

We primarily collaborate with local governments to establish and operate our schools. The cooperative arrangements for a total of seven schools provide that the local governments retain ownership in the affected schools’ “ownership assets” without defining what constitutes such assets. It is possible that “ownership assets” could be interpreted in a way to include sponsor interest, in which case, the local governments may have a claim over the sponsor interest in the affected schools. We have obtained written statements from local governments for all of the seven schools confirming our understanding that “ownership assets” refer to real estate and tangible assets that local governments provided.

In addition, the school operation permits for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental High School provide that the local governments and Long-Spring Education are co-sponsors of such schools. We have obtained written statements for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental High School from the local governments confirming our understanding that the sponsor interests of such schools belong to Long-Spring Education. As of the date of this annual report, we are in the process of amending these permits to designate Long-Spring Education as the sole sponsor.

To the extent that any local government has a claim over the sponsor interest in or control over any of our schools, we could be subject to contractual disputes. For example, the government claimants could argue that they have de facto sponsor interest in the affected schools per our cooperative arrangements and that the entry into the contractual arrangements in relation to the affected schools have infringed their interests. If the government claimants successfully persuaded the court to rule in their favor, we could lose control over the affected schools and may be unable to receive the full rights and economic benefits of any or all of those schools, in which case we would no longer be able to include the operating results of those schools in our consolidated financial statements, which in turn would materially and adversely affect business, results of operation and financial condition.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may materially and adversely affect our group structure, our business, financial condition and results of operation.

Pursuant to the Law on Promoting Private Education of the PRC, or the Private Education Law, last amended and becoming effective on December 29, 2018, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenues must be used for the operation of the schools. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law on Promoting Private Education.” Our school sponsors have registered Hengshizhong Education Tutorial School, Xinping Hengshui Experimental High School, and Xishuangbanna Hengshui Experimental High school as for-profit private schools and have registered Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, Datong Hengshi Gaokao Tutorial School, Yunnan Hengshui Qiubei Experimental High School, Yunnan Hengshui Wenshan Experimental High School, and Mengla Hengshui Experimental High School as non-profit private schools, while have not made decisions to register the rest of our schools as for-profit or non-profit educational institutions. We cannot assure you that our current intention to register some of our schools as non-profit educational institutions will not materially and adversely affect our business, financial condition and results of operations.

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules of the Law on Promoting Private Education (Revised Draft) (Draft for Review), or the MOJ Draft, to seek public comments. As of the date of this annual report, the MOJ Draft has not entered into force, with uncertainties with respect to its contents and its retroactive effect. As advised by our PRC legal counsel, Jingtian & Gongcheng, if the MOJ Draft is legislated in the same form as published, pursuant to the Legislation Law of the PRC, it shall not have retroactive effect in principle, and except for the situations disclosed in this annual report, the implementation of the MOJ Draft will not require our existing corporate structure and contractual arrangements to be restructured. The MOJ Draft has stipulated, among others, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not hold, participate in or actually control private schools that provide compulsory education, (2) that social organizations operating centralized school management models shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests.

However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation and how they will be interpreted and implemented when and if legislated at all. In particular, as advised by our PRC legal counsel, if the Implementation Rules of the Law on Promoting Private Education is promulgated and implemented in accordance with the MOJ Draft with retroactive effect, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion. Our private schools that are involved in related party transactions may also be subject to strict supervision by relevant government authorities, and we may need to establish corresponding information disclosure systems and incur greater compliance costs, and our contractual arrangements, which may be deemed as related-party transactions, may be subject to scrutiny against the stipulated benchmarks by relevant government authorities. If our existing group structure or contractual arrangements are deemed to violate any rules, laws or regulations, we may be required to terminate or amend our contractual arrangement, our license to operate private schools may be revoked, cancelled or not be renewed and we may be subject to penalties as determined by the relevant authorities. We may also be restricted from further expanding our schools or school network. For example, we may not be able to acquire non-profit private schools. If any of the foregoing occurs, our business, financial condition and results of operations would be materially and adversely affected.

In addition, the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Opinions, which were issued on August 17, 2020 by the MOE, the National Development and Reform Commission, the Ministry of Finance, the State Administration of Market Regulation and the National Press and Publication Administration, reiterate the provision from the decision that the sponsors of non-profit privately-run schools may not obtain proceeds from the running of schools. The Opinions further provide that the sponsors of non-profit privately-run schools and non-profit sino-foreign cooperative educators may not obtain proceeds from the running of schools such as tuition income, distributing school balances (residual assets) or transferring proceeds from the running of schools through related-party transactions or affiliated parties or other means. The Opinions have not specified (1) whether the contractual arrangements fall within the activities of transferring the proceeds from the running of schools through transactions with related-parties and affiliated parties, (2) the relevant legal consequences of engaging in activities through contractual arrangements, or (3) the scope of proceeds from the running of schools by listing other possible income sources such as meal and accommodation services.

We are entitled to the tuition and boarding fees to be paid by our schools that are largely derived from the proceeds from the running of schools pursuant to our contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the part of the tuition and boarding fees under our contractual arrangements that is funded by proceeds from the running of schools. As advised by our PRC legal counsel, Jingtian & Gongcheng, the Opinions do not affect the legality of our contractual arrangements in accordance with applicable PRC laws and regulations, as the provisions under the Opinions did not render the contractual arrangements invalid under the Civil Code of the PRC. As of the date of this annual report, however, we have not sought declaration from the relevant government authorities as to the legality of our contractual agreements under the Opinions, and we are not aware of any official administrative or judicial declaration on, or interpretation of, the Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by our schools under the contractual arrangements.

We may not be able to execute our growth strategies, continue to grow rapidly or manage our growth effectively.

We have experienced steady growth and expansion since the establishment of our first secondary school in 2014. We plan to continue to expand our operations in different geographic locations in China primarily by (1) entering into partnerships with local governments and independent third parties; (2) establishing new self-owned schools; and (3) acquiring additional schools if there are suitable targets.

However, we may not be able to continue to grow as we did in the past due to uncertainties involved in the process as follows:

•	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

•	we may not be able to hire, retain and train qualified teachers, and attract and retain management, administrative and marketing personnel for our existing and new schools;

•	we may be unable to optimize our student’s academic performance as expected;

•	we may be unable to adequately update our operational, administrative and technological systems and strengthen our financial and management controls to support our future expansion;

•	we may be unable to keep strengthening our operational, administrative and technological systems, our financial and management controls;

•

the development and acquisitions of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, and changes in applicable laws and regulations, some of which are beyond our control;

•	we may not be able to maintain and enhance our brand name and reputation;

•	we may be unable to successfully execute new growth strategies; and

•	we may be unable to successfully integrate entities we have established or acquired into our operations.

These risks may increase significantly as we expand into new geographical areas. We may find it difficult to manage our financial resources, implement uniform education standard and operational policies and maintain consistency across our network. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. In addition, local governments and cooperative partners may have interests which are not entirely in line with ours and may consider their own interests or the interests of other stakeholders of schools in making cooperation decisions, and as a result, we may be unable to execute our expansion plan and growth strategies in a cost-effective or timely manner, or at all. Any failure in our management and execution of our expansion plan may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level.

Our revenues are primarily driven by our tuition and boarding fees. For 2018, 2019 and 2020, tuition income accounted for 81.8%, 82.4% and 79.5% of our total revenues, respectively, and our boarding fees accounted for 2.7%, 4.4%, 4.8% and 4.6% of our total revenues, respectively, for the same periods. Subject to applicable regulatory requirements, we determine our tuition and boarding fee rates based on many factors, including market supply and demands for our education, our cost of operations, the quality of education services we provide, the geographic area we operate in, and general economic conditions of the PRC. Although we have been able to increase the tuition and boarding fees we charge our students at certain schools in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services. Our competitive advantage might be adversely affected if we fail to implement the optimal pricing strategy to maintain our profitability, which could adversely affect our student enrollments and consequently our revenues and cash flow.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition typically at the level of public schools, which are usually lower than the normal tuition we charge, and under our cooperative arrangements with local governments for certain of our schools, we may receive government subsidies to make up for the tuition difference. As of December 31, 2018 and 2019 and 2020, the number of publicly-sponsored students in our schools was 5,203, 7,562 and 10,534, respectively, accounting for 34.3%, 35.6% and 40.7% of our total students as of the same dates. We have limited discretion in increasing the tuition for publicly-sponsored students, and the government subsidies have an upper limit which we may gradually use up over a number of years. We intend to re-negotiate with the local governments to obtain additional government subsidies to cover the tuition difference for the publicly-sponsored students after we use up the upper limit or our cooperative arrangements with local governments expire. If our re-negotiation efforts fail, or if we cannot collect the outstanding amount of government subsidies on time, we would be unable to make up for the price difference for publicly-sponsored students, which would materially and adversely affect our profitability.

The tuition and boarding fees we charge are subject to regulatory restrictions. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees in Yunnan province, China where most of our schools are located, we are generally required to file and record our price increase with local governments, who in turn still maintain certain level of control and oversight of our operation. We might also be inspected by relevant pricing authorities in the future, which could result in negative adjustments in our tuition and boarding fees and material disruption of our operations.

Furthermore, the tuition we may charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels for us to remain profitable.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

•	enhance existing education programs and services to respond to market changes and student demands;

•	develop new programs and services that appeal to our students and their parents;

•	maintain and enhance our reputation and brand recognition as a leading school operator;

•	expand our school network and geographic reach;

•	effectively market our schools and programs to a broader base of prospective students;

•	manage our growth while maintaining consistency of our teaching quality;

•	maintain cooperative relationships with local governments; and

•	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can enroll. Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

We have incurred net loss in the past, and we may not increase profitability in the future.

We incurred net loss of RMB169.7 million in 2018, which was mainly due to share-based compensation of RMB177.8 million for our directors, officers and employees and certain external consultants for their services performed. We had adjusted net income of RMB29.7 million in 2018. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Non-GAAP Financial Measure” for details. We focus on providing quality education to our students and we have expanded our school network and improved the school utilization rate since 2017 to improve our operating efficiency and profitability. As a result, our adjusted net income increased by 36.4% from RMB29.7 million in 2018 to RMB40.5 million in 2019. Our adjusted net income increased by 99.1% from RMB40.5 million in the 2019 to RMB80.9 million (US$12.4 million) in 2020. Our gross profit increased by 40.0% from RMB74.7 million in 2018 to RMB104.5 million in 2019, and our gross profit margin increased from 29.4% in 2018 to 31.1% in 2019. As a result of the foregoing, our gross profit increased by 51.7% from RMB104.5 million in 2019 to RMB158.6 million (US$24.3 million) in 2020, and our gross profit margin increased from 31.1% in 2019 to 35.6% in 2020. However, we may not be successful in increasing overall profitability going forward. As we plan to expand our school network, new schools we launch may negatively impact our profitability.

Our ability to increase profitability and generate positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenues at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenues, we may not be able to increase profitability.

Our ability to maintain sufficient cash to fund our operations depends on our financing activities.

Our ability to maintain sufficient cash to fund our operations depends on our financing activities. In April 2019 and August 2020, we entered into sale and leaseback arrangements with certain financing leasing companies for net financing proceeds of RMB28.7 million and RMB93.5 million (US$13.8 million), respectively. Under the sale and leaseback arrangements, Yunnan WFOE, Long-Spring Education, Yunnan Long-Spring Logistics Service Co., Ltd. and ten of our schools, or collectively the lessees, sold certain equipment, including computers, projectors and printers, to the lessors. Concurrent with the sale of the leased equipment, the lessees lease back all of the leased equipment sold to the lessor for a lease term of two or three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets. If the lessees fail to make lease payments in full and timely or there be any material adverse change in our business, the lessor has the right to immediately collect the total lease payments, request for penalty on late payment, and/or retrieve the leased equipment. As a result, our ability to maintain sufficient cash to fund our operations could be diminished, which may materially and adversely affect our business, financial condition and results of operations.

Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.

Our asset-light business model, under which we form mutually beneficial cooperative arrangements with third parties, including local governments and real estate developers, has allowed us to grow rapidly and expand with light capital commitments and have more flexibility in our allocation of financial resources. Under such arrangements, our partners contributed or leased to us land and/or school facilities, and our government partners also granted to us favorable tax treatments or other forms of favorable government policies or support, while we contributed our expertise in operating private schools, teachers, as well as operating expenses of the schools and capital expenditures to construct and renovate school facilities.

If our relationship with our partners deteriorates or favorable government policies and support cease to be available, we may incur substantial amount of expenses in connection with our infrastructure, promotion, and other matters relating to school establishment and operations, which may materially and adversely affect our business, financial condition and results of operations. We may also be unable to form cooperative relationship with third parties in the geographic areas we plan to enter and expand into, which would materially and adversely affect our ability to grow as quickly as planned or maintain historical growth rates.

The cooperative arrangements for five schools within our network have provided that the local government has the right to appoint a majority of a school’s board of supervisors, which shall be the supreme decision-making body in school management. As of the date of this annual report, we obtained written statements from local governments for four of such schools confirming that the school council or board of director should be the decision-making body for such schools. To the extent any of these local governments changes their view toward our collaborative relationships and claims to have control in these schools, we could be subject to contractual disputes with the local governments in relation to the management of such schools.

In September 2018, we entered into certain cooperation agreements with local governments in Inner Mongolia Autonomous Region, China, pursuant to which we provide school operation and management services and receive service fees. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs.” We are also required to meet certain academic performance targets pursuant to such agreements. If we fail to meet such performance targets, we may be found in breach of the agreements and be unable to continue our cooperation with the relevant governments, which may materially and adversely affect our relationship with the relevant governments, as well as our business, financial condition and results of operations. We may also be unable to enter into similar cooperation agreements with third parties in the future, which may materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation.

In order to conduct our business and operate our schools in China, we are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with the local civil affairs bureau to obtain a certificate of registration for a privately-run non-enterprise unit for a non-profit school, or register with the local industry and commerce administration authorities to obtain a business license for a for-profit school. Such local regulatory authorities may also conduct annual inspection of our schools. We currently hold valid private school operation permits for all of our operating schools except for Guizhou Mingde Tutorial School and Yunnan Hengshui Zhenxiong High School, which are still in the process of obtaining a private school operation permit and registering with the local industry and commerce bureau or the local civil affairs bureau. The private school operation permit of Yunnan Zhongchuang Education Tutorial School has expired, and we are in the process of applying for the renewal of such permit. For such schools which conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected. We cannot guarantee that all of our existing schools will be able to renew their permits, or that all of our newly opened schools will be able to receive operation permits in a timely manner or at all, which may materially and adversely affect our business and results of operations.

A total of 12 of our schools have not set up their own on-site medical clinics, five of such 12 schools have engaged third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus and are in the process of renewing the cooperative agreements with such third-party hospitals and/or medical clinics, and the remaining seven schools are in the process of engaging third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and all our schools are in the process of recruiting a sufficient number of medical care personnel. However, we cannot assure you that we may be able to obtain all relevant practice licenses, retain third-party licensed medical care providers or otherwise fully comply with the relevant laws and regulations relating to on-site medical clinics at all of our current locations in a timely manner or at all, and we may be subject to orders to rectify within a specified period of time.

While we intend to obtain all requisite permits, approvals and complete the necessary filings, renewals and registrations on a timely basis for our schools, there is no assurance that we will be able to obtain all required permits given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors that are beyond our control and anticipation. If we fail to receive required permits in a timely manner or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, the suspension of our non-compliant operations or disgorgement of our profits to compensate for any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business and results of operations.

We may not be able to successfully integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. We may attempt to make similar acquisitions in the future. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. We may not successfully integrate the schools we acquire in a timely manner and may not effectively and efficiently manage our expansion, which would have a material adverse effect on our financial condition and results of operations. In addition, as advised by our PRC legal counsel, our plan to pursue further expansion through acquisitions could be affected by regulatory uncertainty in connection with the Private Education Law and related implementation rules.

We may not be able to attract and retain a sufficient number of qualified teachers and principals.

As an education service provider, our ability to recruit and retain qualified teachers and principals is crucial to the quality of our education and services and our brand and reputation. To ensure our successful operation and growth, we need to retain and continue to hire high-quality teachers specialized in specific subjects that are able to teach the courses we offer or plan to offer to our students, as well as high-quality principals who are able to effectively manage the operation of our schools. We must provide competitive compensation and benefits packages to attract and retain qualified candidates. However, there is no guarantee that we would be able to keep recruiting teachers and principals meeting the high standards in the future, or retain our current, high-quality teachers and principals, especially when we seek a more rapid expansion plan to meet the growing demands for our services. Furthermore, under our business model, we may not be able to provide extensive training to our newly hired teachers for them to familiarize with our teaching methods and to retain existing teachers who can provide such trainings. A shortage of high-quality teachers and principals, a decrease in the quality of our teachers’ and principals’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers and principals would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain the market recognition of our brand and our reputation.

Our success depends heavily on our reputation. We might face potential difficulties in maintaining our reputation and brand recognition, which could adversely affect our student enrollments and results of operations. Our ability to maintain our brand and reputation could be affected by many factors, some of which are beyond our control, including: our ability to deliver satisfactory academic results, the teaching quality of our teachers, the academic quality and achievements of our students, news report about our company, our schools or our partners, results of government inspections or compliance with relevant regulations, unauthorized use or other infringement of our copyright and brand by third party, campus incidents, especially safety incidents, and any kind of disruption of our education services.

We have developed our student base mainly through word-of-mouth referrals. Our other promotion efforts include participating in education fairs organized by local governments and distributing relevant promotional materials in connection with such fairs. However, we cannot guarantee that our promotional efforts will be enough to maintain or enhance our reputation in the marketplace to remain competitive. Our promotional efforts may be insufficient to enhance our brand recognition and reputation and we may incur excessive expenses for our promotions, which may adversely affect our business.

Accidents, injuries or other harm at our school premises or otherwise arising from or in connection with our education services may adversely affect our reputation and subject us to liabilities.

We may be subject to liabilities arising from accidents or injuries or other harm to students or other people on our school premises, including those caused by or otherwise arising in connection with our school facilities, employees or education services. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision of our employees and therefore may be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if any of our students or our employees or contractors commits unlawful acts or displays seriously inappropriate behavior, we could face allegations that we failed to provide adequate security, supervision or were otherwise responsible for his or her actions, even if such acts or behavior may occur off our school premises. As an education services provider, we may be held liable for other accidents, injuries or other harm in relation to our education services and students, such as commuting to our schools and extracurricular activities. We may also be subject to liabilities arising from out-of-school activities or events which we organize or involve in. As a result, our schools may be perceived to be unsafe, which may discourage prospective students from applying to or attending our schools.

Our schools have also outsourced the operation of all of our meal catering services to third parties since September 2017. We cannot assure you that we will be able to maintain the quality of food or monitor the meal preparation process to ensure its quality, that service providers adhere to food quality standards, or that no incidents resulted from food quality will occur in the future. In the event of incidents arising from poor quality food that result in any serious health violations or medical emergencies, such as mass food poisonings, our business and reputation could be materially and adversely affected.

Furthermore, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from these kinds of claims and liabilities. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation, student enrollment and retention, and teacher recruitment and retention. Such a claim, even if unsuccessful, could create unfavorable publicity, incur substantial expenses for us and divert the time and resources of our management, all of which may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Failure to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our education services less attractive to students.

Our reputation, student enrollment, and results of operations depend in part on our ability to prepare our students for various tests and examinations, such as Gaokao and Zhongkao. Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact our students’ academic performance and the marketability of our education services, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools or affect the number of students participating in Gaokao or Zhongkao may have an impact on our student enrollments and teaching methods. For example, the Ministry of Education of the PRC, or the MOE, issued certain implementing opinions in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, we may need to adjust our teaching methods to accommodate a student body of a potentially wide competency range. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

If we fail to help our students achieve their academic goals, student and parent satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals. Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents, and student and parent satisfaction with our services may decline. In addition, we cannot guarantee that our students will be admitted to higher levels of education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in the PRC education industry and we may fail to compete effectively.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We compete with public schools and other private schools that offer similar programs in each geographic market where we operate our schools. In particular, we face significant competition from public schools and other private schools in Yunnan province, China. Although our business model and cooperative relationship with local governments helped us receive favorable regulatory treatments, we may fail to compete effectively with public schools that may enjoy more substantial financial and policy support from the local governments. Additionally, our competitors may adopt similar curriculums, school management approaches and marketing strategies, with different pricing and service packages that may be more appealing than ours to students and parents in the relevant regions. Some of our competitors might be able to dedicate more resources than we can to the development and improvement of their schools and respond more quickly than we can to the changes in student demands, testing materials, admission standards, market needs and new technologies. As such, we may be required to lower our tuition and boarding fees or increase our spending in order to maintain our competitiveness and retain or attract students and qualified teachers or pursue new market opportunities. If we are unable to successfully compete for new students, attract and retain competent teachers or other key personnel, maintain or increase our tuition level, enhance the quality of our education services or maintain our operations in a cost-effective manner, our business and/or results of operations may be materially and adversely affected.

Our business may be disrupted if we lose the services of our senior management and other key personnel.

Our continued success depends in part on the expertise and dedication of our senior management team and other key personnel. We rely on our senior management and school administrators for the efficient and effective operation of our schools and the execution of our business plans, which is vital for us to compete in the education industry. We may experience changes in our senior management in the future for reasons beyond our control. We may not be able to retain our directors, senior management, or other key management personnel, who might either join our competitors or start their own businesses that directly compete with us. If we lose one or more of our directors, senior management, or other key management personnel, we might not be able to hire qualified candidates to fill the gap in a timely manner and our business could be materially disrupted or otherwise adversely affected.

Our school premises and facilities are subject to extensive governmental approvals and compliance requirements.

The construction and usage of our school premises requires various permits, certificates and approvals, including, for example, land use rights certificates, construction permits, public health permits and certificates for passing fire control assessments. As of the date of this annual report, we leased three business premises for our schools and were provided with 14 business premises by governments pursuant to our cooperative arrangements with them. The lease for Datong Hengshi Gaokao Tutorial School expired in July 2020, and we did not enroll students for the fall semester of 2020. We expect to enroll students after we locate new business premises to operate this school. For premises we leased from or were provided for use by local governments or entities associated with local governments, the lessors or premise providers failed to obtain the relevant land use rights certificates, construction planning approvals or construction permits, or failed to pass the relevant environmental protection verification, fire control assessment or inspection for completion of construction, or failed to provide us with the authorization to lease the premises. If the government authorities suspend the use of such premises or require measures to be taken to rectify the defects or any of our lease agreements is invalidated due to the defects of such premises, or if any third party successfully challenges our use of the affected premises, the operation of the affected schools could be interrupted and we may need to relocate those schools, which would incur additional expenses and our business and results of operations may be materially and adversely affected.

We have also encountered, and may in the future encounter, problems in fulfilling the conditions precedent to the receipt of the permits, certificates and approvals for our self-built premises. As of the date of this annual report, we built four business properties for our schools on the leased or provided premises. For our self-built school premises which we have already put in use, the lessors or premise providers have not obtained the relevant land use rights certificates, construction planning approval or construction permits, or passed environmental protection verification, fire control assessment and inspection for completion of construction primarily because the lessors or premise providers failed to fulfill the conditions precedent to completing such procedures, and we may be subject to fines and/or temporary suspension of the usage of the affected school premises before the defects are rectified. If the lessors, premise providers or we ourselves are not able to rectify the defects in a timely manner, or fail to obtain requisite permits, certificates or approvals for campuses and school premises we plan to develop in the future, we may become subject to administrative fines and other penalties, which could disrupt our business and cause us to incur additional expenses.

A significant portion of our schools are not in compliance with fire safety regulations.

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of the date of this annual report, we leased three business premises for our schools, were provided with 14 business premises by governments pursuant to our cooperative arrangements with them, and built four business properties for our schools on the leased or provided premises. As of the date of this annual report, we have neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for any of our school premises, except for Yunnan Long-Spring Foreign Language Secondary School, primarily because the lessors or premise providers failed to fulfill the condition precedent to completing such procedures. We have, however, arranged inspections for 13 of the premises by a third-party fire control assessment institution and obtained an assessment report that 12 of our school premises have met the technical requirements for the fire safety inspections. We cannot assure you that the lessors, the premise providers or we ourselves would be able to obtain the fire safety permits, rectify the defects or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all. Given the relevant lessors or premise providers have the legal obligation to obtain fire safety permits or complete fire safety filings, we cannot assure you that such lessor or premise provider can meet the conditions precedents to obtaining such permits or completing such filings, over which we have little control. We may be subject to orders to rectify within a specified period of time or to suspend operations for such non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.

As of the date of this annual report, we leased three premises and have been provided with 14 premises by governments pursuant to our cooperative arrangements with a total gross floor area of approximately 1,555,381 square meters for our school operations. These school premises, including the associated school buildings and facilities, were developed and/or maintained by our landlords or the providers. Accordingly, we are not in a position to effectively control the quality, maintenance and management of such premises, buildings and facilities. In the event that the quality of the school premises, buildings and facilities deteriorates, or if any or all of our landlords or providers fail to properly maintain and renovate such premises, buildings or facilities in a timely manner, or at all, the operation of our schools could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to continue to lease the premises to our schools when such lease agreements expire, or increase rent to the level not acceptable to us, or the providers refuse to continue to provide the premises for our use, we will be forced to relocate our schools to other locations, we may not be able to find suitable premises for such relocation without incurring significant time and costs, or at all. If this occurs, our business, results of operations and financial condition could be materially and adversely affected, and our students, teachers and staff may also be negatively affected by such relocation.

We did not receive from the lessors of some of our leased premises copies of the title certificates or obtain proof of authorization to lease or provide the premises for our use from land providers for certain of our school premises. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors or premise providers with respect to the defects in our land use interests. However, if any of our leases or cooperative arrangements is terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, while we do not expect to be subject to any fines or penalties, we may be forced to relocate the affected schools and incur additional expenses relating to such relocation, or we may not be able to find suitable premises for relocation at all.

Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file the executed lease agreement with the relevant government authorities. As of the date of this annual report, all the lease agreements for the leased properties that we occupy are not registered or filed. As advised by our PRC counsel, while the failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, the relevant real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines ranging from RMB1,000 to RMB10,000 for each non-registered lease. While we have not been subject to any penalties or disciplinary action related to the failure to register our lease agreements, we cannot assure you that we will not be subject to penalties or other disciplinary actions for our past and future non-compliance. The failure to comply with the applicable PRC property laws and regulations regarding certain of our leased premises may cause us to make relocations and be subject to fines and suspension of business, which may materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China.

As a supplement to conventional school programs, we provide online education services on third-party platforms to our students on a complimentary basis. See “Item 4. Information on the Company—B. Business Overview—Our Online Education Services.” As advised by our PRC legal counsel, Jingtian & Gongcheng, the launch of the courses developed by us on third-party online platforms and the use of the education resources available thereon by our students and teachers do not involve any activities in relation to the provision of basic or value-added telecommunication services, and therefore we are not required to obtain additional approvals, licenses or permits for the online education services we currently provide, except for those we already obtained.

However, we may be required to apply for and obtain additional licenses or permits, or make additional registration and filings for our online education services, as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required approvals, licenses and permits or complete necessary registrations and filings in a timely manner, we may be subject to fines or suspension of our non-compliant operations, and we may be forced to cease the provision of online education services in whole or in part, which could adversely affect our overall teaching results and appeal to students.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of the ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days, student enrollments and influence of the summer and winter breaks. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. However, the timing of our recording of our costs and expenses do not necessarily correspond with the timing of our recognition of revenues. Our interim results, growth rates and profitability may not be indicative of our annual results or our future results, and our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. These fluctuations could result in volatility and adversely affect the price of the ADSs.

Termination of our cooperative relationship with Hebei Hengshui High School may adversely affect our business.

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. We also have teachers with work experience at Hebei Hengshui High School to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network. If the cooperation is terminated by Hebei Hengshui High School, or if any unforeseeable events cause us to terminate our cooperation with Hebei Hengshui High School, we may be required to change the names of our schools and may be unable to recruit additional high-quality teachers laterally from Hebei Hengshui High School and ensure our overall teaching quality and the operation of our education system could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be involved in labor and employment related disputes and legal claims from time to time arising out of our operations.

We may, from time to time, be involved in labor and employment related disputes with and subject to such claims by school personnel and other employees. We cannot assure you that any of the labor and employment related legal actions will be resolved in our favor. We may be subject to uncertainties as to the outcome of such legal proceedings and our business operations may be disrupted. Such legal or other proceedings involving us may, among other impacts, incur significant costs for us, divert our management and other resources, disrupt our business operations, draw negative publicity against us or damage our reputation. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our brand image, business and results of operations may be adversely impacted by students and employees’ misconduct and improper activities, many of which are beyond our control.

We have limited control over the behavior of our students, our teachers and other employees. To the extent any improper behavior is associated with our schools and education services, our ability to protect our brand image and reputation may be limited. In addition, if any of our students or employees suffer or allege to have suffered physical, financial or emotional harm following contact initiated in connection with our education services, we may face civil lawsuits or other liabilities initiated by the affected student and employees, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities in connection with our education services or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the education services provided by us. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our students, which could harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

We recorded share-based compensation, and we may grant share-based awards in the future, which may result in increased share-based compensation expense.

We recorded share-based compensation of RMB177.8 million in 2018 for our directors, officers and employees and certain external consultants for their services performed. We may grant share-based awards pursuant to our 2021 Share Incentive Plan and other share incentive plans to be adopted in the future, which we believe will help us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could expose us to liabilities and adversely affect our reputation and business

We maintain records that include personal data, such as academic and medical records, address and family information. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

Any health pandemics, including the recent outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.

We are vulnerable to health pandemics, including COVID-19, Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS) and other epidemics. For example, the recent outbreak of COVID-19 has and is continuing to spread rapidly throughout China and other parts of the world. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. Such disruption and the potential slowdown of China’s economy could have a material adverse effect on our business, results of operations and financial condition. Moreover, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations. Our business operation could also be disrupted if any of our students, teachers and other staff members has contracted or is suspected of having contracted COVID-19 or any contagious disease or condition, since it could require them to be quarantined or our school facilities to be closed down and disinfected.

As a result of the government-mandated quarantine measures following the COVID-19 outbreak, the spring semester of 2020 at all the secondary schools in China, including ours, was postponed, and we have resorted to various alternative teaching methods, including live streaming, to resume basic teaching activities. See “Item 4. Information on the Company—B. Business Overview—Our Online Education Services.” On March 31, 2020, the MOE also announced that Gaokao would be postponed by one month until July 2020 due to the COVID-19 outbreak. We have re-opened our secondary schools for graduating classes and our tutorial school programs since late March 2020 and re-opened our other classes in late April 2020. To reduce the risk of infection and contain the virus spread, we have implemented a series of control measures, including body temperature monitoring of our students and staff and periodical sanitization of school facilities. We have also expanded our school schedule with longer school hours and extended the spring semester to catch up with our teaching plans. The delayed school openings and the alternative teaching activities could adversely affect our student enrollment, our teaching results and our students’ academic performance. In addition, we also experienced a lower than expected student enrollment in the fall semester of 2020 due to the delayed campus construction by local governments and other third parties that we collaborate with during the COVID-19 outbreak. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our business, results of operations and financial condition.

Our tutorial schools experienced greater impact during the COVID-19 outbreak, compared with our secondary schools. Upon request, we made tuition refund of approximately RMB2.0 million to students from Hengshizhong Education Tutorial School for the compelled conversion from on-site classes to online courses under the impact of COVID-19 outbreak in January and February 2020. We cannot assure you that we will not make similar tuition refund in the future, and our revenue may be curtailed, which could materially and adversely affect our business, results of operations and financial condition. Along with the postponement of Gaokao in 2020, our tutorial schools experienced approximately a one-month delay of student admission. In addition, Hengshizhong Education Tutorial School also experienced a decrease of student enrollment from 650 for the class of 2019 to 456 for the class of 2020, which could reduce the tuition fees we may collect from such tutorial school and could undermine the perception of our brand recognition and reputation. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our business, results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—COVID-19 outbreak.” We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures.

In addition, other natural disasters and calamities, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events, could cause severe disruption of our operations or those of our industry customers, which could materially and adversely affect our business, results of operations and financial condition.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing and corporate governance standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements that are included elsewhere in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

The material weakness that has been identified relates to our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to remedy this material weakness. However, the implementation of these measures may not fully address these weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these weakness and deficiencies or our failure to discover and address any other weakness and deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

We are a “controlled company” under the Corporate Governance Rules of the NYSE, and we, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Mr. Shaowei Zhang, our founder, chairman and chief executive officer, together with his spouse, Ms. Yu Wu, are able to exercise over 50% of the total voting power of our company. Therefore, we are, and expect to continue to be a “controlled company” under the Corporate Governance Rules of the NYSE. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Corporate Governance Rules of the NYSE, and the requirement that our compensation committee and nominating and corporate governance committee consist entirely of independent directors. We currently rely on the exemptions with respect to (1) the requirement that a majority of the board of directors consist of independent directors, and (2) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in the PRC is extensively regulated and subject to numerous restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2020), or the 2020 Special Administrative Measures, foreign investors are prohibited from investing in primary and middle schools in the PRC for students in grades one through nine. High school is also restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to relevant regulations, the foreign investors invested in high schools must be foreign education institutions, with relevant educational qualification and high quality of education. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Foreign Investment in Education in the PRC” for details. Accordingly, our wholly-owned subsidiary, Yunnan Century Long-Spring Technology Co., Ltd., or Yunnan WFOE, in China is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle schools. In order to establish the structure for operating our business in China, we entered into a series of arrangements in which our wholly-owned subsidiary, Yunnan WFOE, receives full economic benefits from our schools. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” We expect to continue to rely on our contractual arrangements to operate our education business.

If our corporate structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the MOFCOM, which regulates the foreign investment in China, and the Ministry of Civil Affairs, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of us and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between us and/or our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we or our affiliated entities may not be able to comply with;

•	revoking the preferential tax treatment available to us;

•	requiring us to restructure the ownership and control structure or our current schools;

•	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•

restricting or prohibiting our use of the proceeds from our initial public offering and future overseas offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

As of the date of this annual report, similar ownership structure and contractual arrangements were used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Long-Spring Education and its schools and subsidiaries that most significantly impact their economic performance, and/or failure to receive the economic benefits from Long-Spring Education and its schools and subsidiaries, we may not be able to consolidate Long-Spring Education and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or Long-Spring Education or its schools or subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

We rely on contractual arrangements with Long-Spring Education and its shareholders for our business operations in China, which may not be as effective as direct ownership in providing control.

We have relied and expect to continue to rely on contractual arrangements with Long-Spring Education and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliate entities. Any failure by our affiliated entities, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company.

If we had direct ownership of Long-Spring Education, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long-Spring Education, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our affiliated entities and their shareholders or sponsors of their obligations under the contracts to exercise control over our affiliated entities. The shareholders or sponsors of our affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with Long-Spring Education. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. Therefore, our contractual arrangements with Long-Spring Education and its shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Any failure by our affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Our affiliated entities and their shareholders or sponsors may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. In addition, there might be a risk that the shareholders of the performing parties to the contractual arrangements may raise objections to the arrangements. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. For example, if the shareholders of Long-Spring Education were to refuse to transfer their equity interests in Long-Spring Education to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, our contractual arrangements provided that arbitrators may award remedies over the shares and/or assets of our affiliated entities in China, injunctive relief and/or winding up of our affiliated entities, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under PRC law, arbitrators have no power to grant injunctive relief and may not directly issue a provisional or final liquidation order to protect assets or equity interest involved in case of disputes. In addition, interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of Long-Spring Education may have actual or potential conflicts of interest with us and not act in the best interests of our company.

The shareholders of Long-Spring Education may have actual or potential conflicts of interest with us. These shareholders may breach, or cause Long-Spring Education to breach, or refuse to renew, the existing contractual arrangements we have with them and Long-Spring Education, which would have a material and adverse effect on our ability to effectively control Long-Spring Education and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Long-Spring Education to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of the ADSs.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Yunnan WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•

loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Yunnan WFOE, is limited. In addition, on March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Administrative Measures of Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of the SAFE Circular 19 will result in severe penalties including hefty fines. As a result, the SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offering and future overseas offering to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business. On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which was effective on June 1, 2015. Pursuant to the SAFE Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. The SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

We expect that PRC laws and regulations may continue to limit our use of proceeds from our overseas offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and future overseas offerings and foreign currency to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business.

Our revenues are all sourced from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for education services, especially for Gaokao and Zhongkao, which could harm our business.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 6.8% drop and a 3.2% growth in GDP for the first and second quarters of 2020, respectively, compared with the respective periods of 2019. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenues. The PRC government has implemented various measures to stimulate economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual rights, property (including intellectual property) or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The audit report included in this annual report is prepared by auditor who is not inspected by the PCAOB, and, as such, you are deprived of the benefits of such inspection. In addition, our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the Chairman of the SEC, Chairman of the PCAOB and certain other SEC divisional heads jointly issued a public statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. The 2018 joint statement and the 2020 public statement reflect a heightened regulatory interest in this issue.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors and obtain audit work papers from our independent registered public accounting firm in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. We have empowered our audit committee to take the PCAOB’s lack of inspection into account in connection with the oversight of our independent registered public accounting firm’s audit procedures and establish relevant internal quality control procedures. However, we cannot assure you that our audit committee’s oversight would be effective or at all. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our shareholder and investors to lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, and passed requiring the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the NYSE, of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCAA would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and was signed into law by the then President of the United States on December 18, 2020. The HFCAA would amend the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S.-listed companies from being listed on any of the U.S. securities exchanges, such as the NYSE, or traded “over-the-counter,” if the registrant’s financial statements have been audited by an accounting firm branch or office that is not subject to PCAOB inspection for a period of three consecutive years after the HFCAA becomes effective. On March 24, 2021, the SEC adopted an interim final rule relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will not be required to comply with these rules until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See “—Risks Related to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations in China” for risks associated with investing in us as a Cayman Islands company.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The discontinuation of any preferential tax treatment currently available to us, in particular the tax exempt status of our schools, could materially and adversely affect our results of operations.

Prior to the Private Education Law taking effect on December 29, 2018, private schools for which the school sponsors do not require returns are eligible to enjoy the same preferential tax treatment as public schools according to the Implementation Rules of the Law on Promoting Private Education. Pursuant to the Private Education Law, a non-profit private school may enjoy the same preferential tax treatments as public schools in accordance with the relevant PRC laws and regulations. Our school sponsors have registered Hengshizhong Education Tutorial School and Xinping Hengshui Experimental High School as for-profit private education institutions and have registered Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, and Datong Hengshi Gaokao Tutorial School as non-profit private schools. We have not made decisions to register the rest of our schools as for-profit or non-profit schools as we are currently in the transition period during which no registration election is required. There is a possibility that the PRC government may promulgate relevant tax regulations that will eliminate such preferential tax treatment, or the local tax bureaus may change their policy, in each such case, we will be subject to PRC enterprise income tax going forward. The discontinuation of any preferential tax treatment currently available to us or the determination of any of the relevant tax authorities that any of the preferential tax treatment we have enjoyed or currently enjoy is not in compliance with the PRC laws would cause our effective tax rate to increase, which would increase our tax expenses and reduce our net profit.

We may be subject to potential tax penalty and surcharge for the enterprise income tax payable in PRC.

As of the date of this annual report, our nine schools have not paid enterprise income tax for revenues generated from formal education services and three of these nine schools and another one school have not paid enterprise income tax for revenues generated from informal education services, among which we have obtained confirmation letters from or conducted interview with the PRC tax authorities for six of these schools to confirm that such schools are not required to pay enterprise income tax. As of the date of this annual report, we have not obtained confirmation letters from the PRC tax authorities for the remaining four schools, and we may be subject to additional tax liabilities if deemed payable by the relevant PRC tax authorities. If any of our schools is deemed to have failed to pay enterprise income tax within the prescribed time limit, we may be subject to tax penalty and related surcharges and our business, financial condition and results of operations could be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of jurisdictions outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that First High-School Education Group Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of First High-School Education Group Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that First High-School Education Group Co., Ltd. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and further amended on June 15, 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on our offshore restructuring transactions or sale of the shares of our offshore subsidiaries, where non-resident enterprises, as the transferors, were involved. Under Bulletin 37 and Bulletin 7, our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions. As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of RMB depreciation emerged under the influence of a strong U.S. dollar and the trade friction between China and the United States. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Relating to Foreign Exchange Administration of Financing and Roundtrip Investments by Domestic Residents via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect ownership interests in our company completed the registration with SAFE as required by the SAFE Circular 37, except for Mr. Shaowei Zhang, who is in the process of updating his SAFE registration for his equity position in the offshore special purpose vehicles, including Long-Spring Education Management Limited, Long-Spring Education Technology Limited, and Long-Spring Education Consulting Limited. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may have to follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes.

We did not grant any share options to our employees or consultants under our 2021 Share Incentive Plan as of the date of this annual report but may do so in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our 2021 Share Incentive Plan or any future share incentive plans to our employees or consultants who are PRC citizens.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business, financial condition and results of operations.

The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Labor Contract Law in 2007, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. However, certain of our affiliated entities did not make adequate social insurance and housing fund for certain employees. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Under the PRC Tort Law, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their employment. Entities that engage dispatched laborers shall bear tortious liability for any injury or damage caused to other people by such dispatched laborers in the course of their work and during the dispatch period, and the dispatching party shall bear corresponding supplementary liabilities if it is at fault. If the workers on our platform are deemed as our employees or dispatch employees by courts or arbitral tribunals, we shall bear the responsibilities accordingly.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Labor contract laws in China may adversely affect our results of operations.

The current PRC Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Risks Related to our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;

•	condition of the education industry;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other education companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. In addition, holders of our Class A ordinary shares may experience loss of voting power and dilution due to future issuances and conversions of our Class B ordinary shares.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to 20 votes per share, while holders of Class A ordinary shares are entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof to any person other than a designated holder (as defined in our memorandum and articles of association) or any person that is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a designated holder or any person who is not an affiliate of the holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

As of the date of this annual report, Mr. Shaowei Zhang (our founder, chairman and chief executive officer), Ms. Yu Wu (his spouse), and Longwater Topco B.V. beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 54.73% of our total issued and outstanding share capital and 96.03% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power. Holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class share structure may adversely affect the trading market for and the trading price of the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual-class share structure may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If research analysts do not establish and maintain adequate research coverage or if one or more analysts who cover us downgrade the ADSs or publish inaccurate of unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering were freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this annual report, there are 7,500,000 ADSs (equivalent to 22,500,000 Class A ordinary shares) outstanding. In connection with our initial public offering, we, our directors, executive officers, all the existing shareholders and the investor in the concurrent private placement have agreed not to sell any ordinary shares, ADSs or similar securities for 180 days after March 11, 2021 without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could materially and adversely affect our business, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs would appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs or even lose your entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Forum selection provisions in our memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the stipulated choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other forums or jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association may increase the costs for you or limit your ability to bring a claim against us, our directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations in China.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future.

In addition, we conduct our business operations in China, and all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in China, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. See Exhibit 2.4 to this annual report.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how your Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. You will only be able to exercise the voting rights which are carried by the Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we request the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not request the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and became the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary may give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, upon our request, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we timely provided the depositary with notice of meeting and related voting materials and requested it to solicit your instructions;

•	we request the depositary to give a proxy;

•	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•	the matter subject to voting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including events in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

The ADSs have been approved for listing on the NYSE. The NYSE corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from our initial public offering, and projections as to the value of our assets, we do not expect to be a PFIC for the taxable year ending December 31, 2021 or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, including the cash raised in our initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item. 10 Additional Information—E. Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

In September 2011, we established Long-Spring Education Holding Group Limited, or Long-Spring Education, in the PRC, through which we operated our schools.

In September 2016, we established Long-Spring Education Group (the former parent of our company), or the former parent, in the Cayman Islands. In the same month, we established First High-School Group Hong Kong Limited, or First High-School HK, under the former parent in Hong Kong. In October 2016, First High-School HK incorporated Yunnan Century Long-Spring Technology Co., Ltd., or Yunnan WFOE, in the PRC.

In November 2016, First High-School HK became the offshore holding company of our group in Hong Kong through Yunnan WFOE by entering into a series of contractual arrangements with Long-Spring Education and its shareholders. Such contractual arrangements were terminated and re-entered into in December 2018 to add additional entities as parties to the contractual arrangements. See “—C. Organizational Structure—Our Contractual Arrangements” for details.

In September 2018, we established First High-School Education Group Co., Ltd., or First High-School Education, under the former parent as our proposed listing entity in the Cayman Islands. In the same month, we established First High-School Education Group (BVI) Limited, or First High-School BVI, under the former parent in the British Virgin Islands.

In August 2019, we transferred the ownership of First High-School BVI to First High-School Education and then transferred the ownership of First High-School HK to First High-School BVI in September 2019.

In January 2021, we completed our corporate restructuring by issuing ordinary shares or redeemable ordinary shares to the respective shareholders of the former parent to generally mirror the shareholding structure in the former parent, and immediately after the share issuance, the former parent surrendered our shares and ceased to be our parent company.

On March 11, 2021, our ADSs commenced trading on the New York Stock Exchange under the symbol “FHS.” We raised approximately US$42.4 million in net proceeds from our initial public offering after deducting underwriting discounts and commissions and offering expenses paid by us.

Our principal executive offices are located at No. 1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China. Our telephone number at this address is +86-871-6515-5502. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Our website is www.longspringedu.com. The information contained on our website is not a part of, and will not be incorporated by reference into, this annual report. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B. Business Overview

We are the largest operator of private high schools in Western China and the third largest operator in China in terms of student enrollment as of December 31, 2019, according to the CIC report. We experienced the fastest growth rate with a CAGR of 77.3% in terms of high school student enrollment and with a CAGR of 41.4% in terms of the number of high schools from December 31, 2015 to December 31, 2019, among top 20 operators of private high schools in China, according to the CIC report.

We believe we are well-positioned to seize the enormous and sustainable demand for high-quality high schools in China. The total revenues generated by the private high school education industry in China is expected to increase from RMB51.0 billion in 2019 to RMB160.0 billion in 2024, and the penetration rate of private high schools in China in terms of student enrollment is expected to increase from 14.9% in 2019 to 22.0% in 2024, according to the CIC report. All of our schools are strategically located in Western China, which has seen growing demand for high-quality educational resources. According to the CIC report, Western China has a massive population representing approximately a quarter of the national total, but the local students have limited access to quality educational resources, and as a result, often struggle to do well in Gaokao, evidenced by the relatively low acceptance rate of first-tier universities as compared to other regions. Parents in Western China are able and willing to increase their spending on quality secondary education, driven by the higher disposable income growth rate compared to the national average, according to the CIC report.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020.We have also collaborated with local governments and other third parties in China and expect to launch two new schools offering high school programs in September 2021. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2020, we had 25,867 students across our school network with 17,230 high school students (including Gaokao repeaters) and 8,637 middle school students. We are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of December 31, 2020, we had a total of 1,969 teachers in our schools, among whom approximately 99.3% had a bachelor’s degree. As of the same date, we had a total of 38 principals and deputy principals across our school network, who are responsible for the strategic development and operation of our schools. As of December 31, 2020, we were one of the leading operators in terms of the number of secondary school teachers that graduated from Tsinghua University and Peking University, the top education institutions in China, among all of the operators of private high schools in China, according to the CIC report. We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We have designed systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We have extensive experience in providing high-quality education services, as evidenced by the academic achievements of our students. In 2020, approximately 63.9% of our high school graduates who participated in Gaokao in Western China were admitted into universities in China, and approximately 29.2% of such graduates were admitted into first-tier universities in China. In comparison, approximately 40.5% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China, and approximately 13.1% of such graduates were admitted into first-tier universities in China during the same period, according to the CIC report. Our middle school students also achieved outstanding results in Zhongkao.

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. We currently operate 14 schools pursuant to cooperative arrangements with local governments. According to the CIC report, the industry average cost saving that the government can achieve in establishing new schools by collaborating with private schools is approximately 65%. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth. We have also cooperated with local governments to provide management services for two public schools in Inner Mongolia Autonomous Region for annual management service fees. In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties. We expect to launch six new schools in 2021, including two high schools and four tutorial schools for Gaokao repeaters. Specifically, we expect to launch a high school and a tutorial school in collaboration with a real estate developer in Shaanxi province in September 2021. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

We have also developed a standardized and centralized school management system. We have devised a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. Our standardized and centralized management model allows us to secure control over key resources, including teaching methods, education contents and school management experience, making our business success highly replicable and scalable.

We have experienced steady growth in our business. Our revenues were RMB253.7 million, RMB336.5 million and RMB445.8 million (US$68.3 million) in 2018, 2019 and 2020, respectively. Our net income was RMB31.7 million and RMB80.9 million (US$12.4 million) in 2019 and 2020, respectively. We incurred net loss of RMB169.7 million in 2018. Our adjusted net income was RMB29.7 million, RMB40.5 million, and RMB80.9 million (US$12.4 million) in 2018, 2019 and 2020, respectively.

Our Schools and Programs

We operate a network of 19 schools located in Yunnan province, Guizhou province, Inner Mongolia Autonomous Region and Shanxi Province, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters as of December 31, 2020. We have also collaborated with local governments and other third parties in China and expect to launch two new schools offering high school programs in September 2021.

The following map sets forth the geographical locations of our schools as of December 31, 2020.

The following table sets forth the student enrollment, capacity and utilization rate of our schools, as categorized by the type of schools.

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,			As of December 31,			As of December 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020
High schools(2)	8,121	12,188	15,689	15,984	18,394	33,955	50.8%	66.3%	46.2%
Middle schools	5,831	7,576	8,637	7,274	8,694	10,319	80.2%	87.1%	83.7%
Tutorial schools	1,234	1,472	1,541	1,600	2,072	2,472	77.1%	71.0%	62.3%

Total	15,186	21,236	25,867	24,858	29,160	46,746	61.1%	72.8%	55.3%

(1)	School utilization rate equals to student enrollment divided by school capacity.
(2)

The student enrollment in high schools includes student enrollment in our Chinese-English bilingual programs at Yunnan Long-Spring Foreign Language Secondary School, which was 37, 48 and 42 as of December 31, 2018 and 2019 and 2020, respectively.

The following table sets forth certain key information about our schools.

Secondary Schools	Commencement date of operation	Location	Education programs	Student enrollment			School capacity
				As of December 31,			As of December 31, 2020
				2018	2019	2020
Resort District Hengshui Experimental Secondary School(1)	September 2014	Kunming, Yunnan	High School Middle School Subtotal	594 874 1,468	1,058 1,005 2,063	1,231 1,067 2,298	1,271 1,075 2,346

Yunnan Hengshui Chenggong Experimental Secondary School(1)	September 2015	Kunming, Yunnan	High School Middle School Subtotal	1,336 1,304 2,640	1,505 1,461 2,966	1,428 1,437 2,865	1,524 1,494 3,018

Yunnan Hengshui Yiliang Experimental Secondary School	September 2016	Kunming, Yunnan	High School Middle School Subtotal	709 1,330 2,039	869 1,493 2,362	975 1,551 2,526	1,200 1,600 2,800

Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	High School Middle School Subtotal	1,130 1,220 2,350	1,381 1,486 2,867	1,431 1,727 3,158	1,450 1,800 3,250

Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	High School Middle School Subtotal	1,675 758 2,433	2,857 1,304 4,161	2,883 1,571 4,454	3,800 1,700 5,500

Yunnan Yuxi Hengshui Experimental High School	September 2017	Yuxi, Yunnan	High School	1,440	2,393	2,921	3,000

Ordos Hengshui Experimental High School	September 2017(2)	Ordos, Inner Mongolia	High School	827	1,221	1,585	3,000

Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	High School Middle School Subtotal	410 345 755	403 505 908	521 622 1,143	860 700 1,560

Xinping Hengshui Experimental High School	September 2019	Yuxi, Yunnan	High School	—	501	974	1,900

Xinping Hengshui Experimental Middle School	September 2019	Yuxi, Yunnan	Middle School	—	322	662	1,900

Xishuangbanna Hengshui Experimental High School	September 2020	Jinghong, Yunnan	High School	—	—	397	1,800

Mengla Hengshui Experimental High School	September 2020	Mengla, Yunnan	High School	—	—	648	3,000

Secondary Schools	Commencement date of operation	Location	Education programs	Student enrollment				School capacity
				As of December 31,				As of December 31, 2020
				2018	2019	2020
Yunnan Hengshui Qiubei Experimental High School	September 2020	Qiubei, Yunnan	High School	—	—	150		3,000

Yunnan Hengshui Wenshan Experimental High School	September 2020	Wenshan, Yunnan	High School	—	—	191		3,000

Yunnan Hengshui Zhenxiong High School	September 2020	Zhenxiong, Yunnan	High School	—	—	354		5,200

Tutorial Schools
Yunnan Zhongchuang Education Tutorial School(3)	August 2012	Kunming, Yunnan	Tutorial School	1,234	678	997		1,000

Hengshizhong Education Tutorial School	July 2019	Kunming, Yunnan	Tutorial School	—	650	456		900

Datong Hengshi Gaokao Tutorial School	July 2019	Datong, Shanxi	Tutorial School	—	144	—	(4)	272

Guizhou Mingde Tutorial School	September 2020	Guiyang, Guizhou	Tutorial School	—	—	88		300

(1)	In 2018, certain students from Resort District Hengshui Experimental Secondary School were relocated to Yunnan Hengshui Chenggong Experimental Secondary School.
(2)	We acquired Ordos Hengshui Experimental High School in July 2018.
(3)

We established Yunnan Zhongchuang Education Tutorial School in August 2012 to initially provide after-school tutoring services and disposed of the after-school tutoring services in September 2018 to focus strategically on private high school education. In 2019, certain students from Yunnan Zhongchuang Education Tutorial School were relocated to Hengshizhong Education Tutorial School.

(4)

The lease for Datong Hengshi Gaokao Tutorial School had expired by the end of July 2020, and we did not enroll students for the fall semester of 2020. We expect to enroll students after we locate new business premises to operate this school.

As part of our cooperation with local governments of communities, we admit a certain number of local students on behalf of the government as publicly-sponsored students. As of December 31, 2018 and 2019 and 2020, the number of publicly-sponsored students in our schools was 5,203, 7,562 and 10,534, respectively, accounting for 34.3%, 35.6% and 40.7% of our total students as of the same dates. We allow publicly-sponsored students to pay lower tuition, typically at the level of public schools, and receive price difference or other forms of support from local governments for such publicly-sponsored students.

We have also cooperated with local governments to provide management services for two public schools in Inner Mongolia Autonomous Region, i.e., Otog Front Banner School and Otog Front Banner Shanghai Temple School, in exchange for annual management service fees from local governments of approximately RMB10.9 million and RMB3.2 million, respectively. Beginning from September 2020, we have also cooperated with the local government of Xishuangbanna, Yunnan province, to provide management services for Xishuangbanna International Resort District Middle School, a local public school.

Our secondary schools

We operate 14 high schools in Yunnan province and Inner Mongolia Autonomous Region, China with a total of 15,689 students and 1,229 teachers as of December 31, 2020.We also operate seven middle schools in Yunnan province, China with a total of 8,637 students and 623 teachers as of December 31, 2020.

All of our secondary schools are boarding schools, and we have implemented strict daily study schedules on our students, aimed to improve their intellectual and well-rounded development.

Curriculum design

Our secondary schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Mandatory courses at our secondary schools include Chinese, mathematics, English, physics, chemistry, biology, history, geography, politics, music, sports, arts, student psychology and information technology. In addition to government-mandated core curriculum, we also deliver supplemental courses to enrich the interests and dimensions of our students. We offer over 20 elective courses and extracurricular activities at our secondary schools, including model airplane crafting, soilless cultivation, martial arts, African drums, start-up simulation, electric engineering mini-lab, Chinese literature, robotic engineering, law, music and drawing, as well as various sports courses and foreign languages courses. We use course materials written and compiled by our centralized curriculum development team for our elective courses, and exercise close supervision and offer generous support to students attending our extracurricular activities.

Academic assessment and achievement

The final grades for students in our secondary schools for each course represent a combination of written and oral exam results, class participation, and grades for quizzes, reports and homework assignments. We conduct formal written and oral exams on a monthly basis, in addition to our mid-term and final exams. We sometimes participate in city-wide and regional mid-term and final exams where students from all schools in the community use the same set of exam questions.

Trained with our standardized teaching methodologies and centrally designed curricula and course materials, our students consistently achieve outstanding academic results. In 2020, approximately 63.9% of our high school graduates who participated in Gaokao in Western China were admitted into universities in China, and approximately 29.2% of such graduates were admitted into first-tier universities in China, including Tsinghua University, Fudan University, University of Hong Kong, Renmin University of China and Wuhan University. In comparison, approximately 40.5% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China, and approximately 13.1% of such graduates were admitted into first-tier universities in China during the same period, according to the CIC report. We achieved these results although the class of 2017 was our first graduating class, and the average Zhongkao scores of the classes of 2017 and 2018 were mediocre among the local communities we serve.

Our middle school students also achieved outstanding results in Zhongkao. In 2020, approximately 48.2% of our middle school graduates who participated in Zhongkao were admitted into top-tier local high schools in Yunnan province. In comparison, approximately 14.6% of the middle school graduates who participated in Zhongkao in Yunnan province were admitted into top-tier local high schools during the same period, according to the CIC report.

Bilingual programs

We have established Chinese-English bilingual programs at Yunnan Long-Spring Foreign Language Secondary School for students interested in pursuing higher education overseas. We have implemented a dual-track parallel education system which allows our students to access both Australian and Chinese curricula and to choose between domestic and overseas higher education. For our Australian program, our three-year curriculum consists of six modules, including South Australian international high school curriculum module, Chinese high school curriculum module, academic English curriculum module, overseas school application preparation module, extracurricular activities module, and school-based elective curriculum module. For our South Australian international high school curriculum module, we entered into various cooperative arrangements with the SACE Board of South Australia, an independent statutory authority of the South Australian government, to provide curricula that meet the requirements of South Australian Certificate of Education, or SACE, an internationally recognized qualification that paves the way for our graduates to gain admissions into overseas universities with greater ease. Our cooperation with the SACE Board of South Australia enables us to offer education service and deliver curricula to our students in the same way and at the same quality as high schools in South Australia.

In addition, Yunnan Long-Spring Foreign Language Secondary School has been authorized to offer the UK Advanced Levels courses, or the A-Level courses, the Global Assessment Certificate program, or the GAC program, and the Advanced Placement courses, or the AP courses, for students interested in pursuing higher education in the United Kingdom and the United States Yunnan Long-Spring Foreign Language Secondary School is also an authorized ACT test center available for students to take the standardized test for college admissions in the United States.

Our tutorial schools

We operate four tutorial schools in Yunnan province, Guizhou province and Shanxi province, China, dedicated to provide full-time education to train Gaokao repeaters who wish to improve their performance in their second Gaokao attempt. As of December 31, 2020, our tutorial schools had 1,541 students and 117 teachers. We generally require enrolled students to live in student dormitories during their course of study.

Curriculum design

Our tutorial schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Students enrolled in our tutorial schools typically have a singular educational goal, which is to achieve improved academic performances on their second Gaokao attempts. Therefore, our curriculum places a heavier emphasis on Gaokao subjects. Apart from Chinese, mathematics and English, which are mandatory exam subjects for all students, we also offer courses on political science, history and geography to students pursuing the social sciences track, and physics, chemistry and biology to those pursuing the natural sciences track.

Academic assessment and achievement

Our tutorial schools organize formal monthly exams and final exams at the end of each semester. The monthly exams and final exams simulate the real Gaokao by using the same exam papers, exam time, and adopting the same grading standards. Compared to high schools in our network, tutorial schools focus more on adopting monthly and final exams as means to assess student performances, instead of using homework assignments, quizzes or other forms of informal assessments.

In addition, we also participate in regional and city-wide standard exams which simulate the exam structure and competitiveness of Gaokao. These cross-school assessments offer our students a better understanding of their competitiveness among students both within and outside our school network against whom our students must ultimately compete in the real Gaokao. We were able to help over 80% of our students raise 50 points or more (out of a full Gaokao score of 750 in Yunnan province), in their second Gaokao attempt in 2020 through one-year tutoring with us, as compared to their initial Gaokao scores in 2019.

Our Online Education Services

As a supplement to conventional school programs, we provide online education services on third-party platforms to our students on a complimentary basis. Since 2018, we have collaborated with third parties to build our online learning platform to implement online classes during school holidays, provide online tutorials relating to college admission and online trainings for students participating in competitions. Our online learning platform also connects parents with teachers and schools to enhance parent involvement.

During the COVID-19 outbreak in 2020, we expanded our online courses based on our online learning platform. For example, we provide online tri-teacher lectures to promote online educational resources sharing and synchronous teaching for our students from different locations within our school network. In our online tri-teacher lectures, we invite external education consultants and experts to provide interdisciplinary online lectures to inspire students. In collaboration with these consultants and experts, our teachers prepare the course materials and live-stream the courses to our students. In this process, our teachers also ensure the implementation of teaching plans, instruct students with their after-class exercises to supervise the progress of their study plans and offer guidance to the moral development of our students. Our teachers for graduating classes in our high schools recorded a series of courses to assist the self-study of our graduating high school students during the winter break. We also provided our graduating high school students with guidance in college admission and college major selection through our online tutorials. In addition, we collaborated with People’s Daily Online to produce a live broadcast entitled “The Same Class” to share the knowledge of COVID-19 prevention and control and the arrangement of online teaching during the extended winter break for all of our students, their parents and our employees.

Our online education services have become an important enhancement to our schools and programs to diversify our teaching methods, encourage independent learning and enhance parent involvement. We currently provide online education services and online tri-teacher lectures for all the courses offered at Xishuangbanna Hengshui Experimental High School and Mengla Hengshui Experimental High School. For our online tri-teacher lectures provided at these two schools, we cooperate with 11 external education consultants and experts who graduated from Peking University or Tsinghua University with more than ten years of work experience on average and in-depth knowledge in the area of secondary education. Each of these external education consultants and experts provides online lectures and is responsible for one course for a total of 1,045 students at these two schools as of December 31, 2020. Leveraging our online learning platform and the application of information technology, we have optimized our staff costs incurred at the relevant schools. Specifically, we had only two management staff and 12 teachers at Xishuangbanna Hengshui Experimental High School and five management staff and 27 teachers at Mengla Hengshui Experimental High School as of December 31, 2020. We also offer online education services for certain courses, such as physics, at all of our other schools, and we expect to expand the online education services to all other courses offered at all of our schools by September 2022.

Our experience in offering online education services allows us to provide high-quality and effective education services and promote educational resources sharing. We may cooperate with other online education service providers to deliver high-quality online courses to aspiring students in China, especially in Western China and other regions with relatively inadequate high-quality public educational resources.

Cooperative Arrangements with Third Parties

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise Pursuant to our cooperative arrangements with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition typically at the level of public schools, lower than the normal tuition we charge, and we receive the tuition difference or other forms of support from local governments. We believe the local governments are willing to cooperate with us because of our ability to provide high-quality educational resources to the local community as well as our strong management expertise and solid reputation. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. According to the CIC report, the industry average cost saving that the government can achieve in establishing new schools by collaborating with private schools is approximately 65%. In recognition of our contribution, we were awarded the title of excellent private school in Yunnan province in 2015.

We have established stable cooperative relationships with several local governments, which have an average term of approximately 15 years. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth.

In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties. We expect to launch six new schools in 2021, including two high schools and four tutorial schools for Gaokao repeaters. Specifically, we expect to launch a high school and a tutorial school in collaboration with a real estate developer in Shaanxi province in September 2021. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

Our School Management System

Standardization

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. These measures and protocols generally set out key operating procedures on topics such as curriculum design and delivery, student recruitment and administration, teacher training, parent communication, logistics, student affairs, finance, human resources, internal control and quality control.

For example, we adopted a set of standardized teaching protocol named the “Three-Three-One Teaching Method,” pursuant to which our teachers follow a seven-step streamlined teaching protocol to offer education services related to student motivation (Guide and Think), course delivery (Discuss and Present), and student feedback (Comment, Test, and Practice). Other teaching methods include the “Five-step Review Process,” which helps our students review course materials efficiently. These standardized measures play a critical role in assisting our school management teams in monitoring and supervising the various aspects of the schools’ daily operations. Our school management teams apply standardized guidelines designed for each aspect of school operations, and are required to report the results generated from the application of these standardized guidelines to the senior management team on a regular basis via teleconferences or in-person meetings.

Centralization

We have assembled our experienced teaching talents in our centralized curriculum development team to prepare our curriculum offerings and course materials, which are adopted by every school in our network. By centralizing curriculum development activities, we ensure the consistency of quality of our education service across all schools within our school network.

Our centralized school management system also encompasses our centralized oversight and implementation of strict quality control measures. Since 2017, we have established eight management centers: (1) Center for International Educational Exchange, (2) Information Center, (3) Center for Academic Research, (4) Center for Admission and Graduation, (5) Center for Teaching Materials, (6) Center for Student Development, (7) Center for Teacher Development and (8) Center for Curriculum Reform and Development. Each center is headed by seasoned professionals with extensive experience in their respective areas of expertise. These centers ensure that our schools are under effective and efficient management according to our standardized operating measures and protocols.

Our standardized and centralized management model also allows us to secure control over key resources, including teaching methods, education contents and school management experience, making our business highly replicable. We believe that our standardized and centralized management system enables us to quickly ramp up newly opened schools which often lack know-hows and talents to independently achieve the operational results and student academic performances of established schools. Unified application of our standardized and centralized measures and protocols also preserves our culture and teaching methods in the newly opened schools and is also conducive to efficiently achieve success in school operations and student academic performances.

In April 2018, we established Long-Spring Educational Science and Research Academy to manage all of our schools, develop and implement corporate strategies, design and optimize our education service offerings, train teachers, and discharge other managerial functions. The Long-Spring Educational Science and Research Academy also established several teaching research groups and course preparation groups to develop standardized course materials and teaching methods in order to maintain consistent teaching quality of our education programs across all schools in our network.

Digitization

Our school management system also features the concept of “digital campus” where we digitize various activities of campus administration and streamline every process of school operations. We believe that our investment in educational technology distinguishes us from education service providers who only observe traditional school management and teaching methods. We also believe that by pursuing and developing alternative school management and teaching methods, we are better equipped to face the challenges in the marketplace, capitalize on new opportunities and deliver higher quality education services.

Our Students

We primarily admit students from local communities where our schools are located. The number of students we admit is largely limited by the quota set by national, provincial, and local education authorities. For our secondary schools, the quotas are generally based on the governments’ evaluation of the capacity of each of our schools.

We have implemented a selective admission process for applicants to all of our schools. Our high schools participate in the unified admission procedure administered by local education authorities and generally admit middle school graduates who applied for our schools through the unified admission procedure and who reach or exceed our required Zhongkao exam scores. Our middle schools generally admit primary school graduates who achieve the required scores in admission tests we organize. Our tutorial schools generally admit high school graduates who obtained our required scores in their first Gaokao attempt but decided to try again in the following year instead of applying for colleges immediately.

Upon graduating from our middle schools, our students may choose to apply for high schools within or outside our school network. We encourage our students to choose schools within our school network as they advance through their academic careers by offering various preferential treatments. For example, our middle school students are eligible to apply for tuition discount and various types of financial aids if they achieve a certain score in Zhongkao and decide to attend our high schools.

Each of our high school is staffed with admission managers who are deeply involved in our student admission processes, and are generally responsible for conducting market research and attending various admission and marketing training programs, and preparing promotional materials. We also have an admission hotline dedicated to answering any questions applicants may have about our schools and programs.

Our Teachers

We have an excellent and committed team of teachers. Our teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help our students achieve satisfactory exam results. As of December 31, 2020, we had a total of 1,969 teachers in our schools, among whom approximately 99.3% had a bachelor’s degree. As of the same date, approximately 12.4% of our secondary school teachers were recognized as Advanced Secondary School Teachers or First-Grade Secondary School Teachers. As of December 31, 2020, we were one of the leading operators in terms of the number of secondary school teachers that graduated from Tsinghua University and Peking University, the top education institutions in China, among all of the operators of private high schools in China, according to the CIC report. We require all our teachers of our secondary schools and tutorial schools to obtain the qualifications required by PRC regulatory authorities. We also have teachers with work experience at Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network.

We have a professional and dedicated team of principals, who are responsible for the strategic development and operation of our schools. In addition to lateral hiring of experienced principals, many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. As of December 31, 2020, we had a total of 38 principals and deputy principals in our secondary schools, among whom seven principals had a master’s or higher degree. As of the same date, seven of our secondary school principals were recognized as Advanced Secondary School Teachers.

Teacher recruitment

As a part of our centralized management system, we have established the Center for Human Recourses which is in charge of recruiting teachers and ensuring the overall teaching quality of the newly recruited teachers. We recruit both college graduates and experienced teachers. Candidates without prior teaching experience must hold a minimum of bachelor’s degree in the subject area they intend to teach, and score higher than the tier-1 university cutoff score in Gaokao. Experienced teachers must hold a minimum of bachelor’s degree in the subject they intend to teach, and bear the recommendations of reputable schools. Our Center for Human Resources evaluates their teaching skills and ethics through trial lectures.

To recruit top college graduates, we organize on-campus job fairs and post job openings online. We have also cooperated with reputable universities to ensure a steady supply of high-quality teachers for our high schools. For example, we currently intend to recruit 20 teachers, with at least 30% holding a master’s degree or above, from Tsinghua University and Peking University by 2021. We have also designated Southwest University and Central China Normal University as our target universities on which we focus our recruitment efforts. In addition, we have entered into agreements with Hebei Normal University and provided exclusive internship and externship opportunities for their students and graduates.

Teacher compensation

We offer competitive compensation packages to our teachers. In addition to base salary, our teachers in graduating classes in our secondary schools also are entitled to performance-based bonuses determined by the academic results achieved by their students. The average annual salary of our teachers of our high schools, middle schools and tutorial schools in Yunnan province were RMB128,010, RMB125,705 and RMB160,507 in 2020, respectively, higher than the provincial average of approximately RMB107,500, RMB90,500 and RMB99,500 in 2020 in Yunnan province, according to the CIC report.

With the aid of our cooperative arrangements with local governments, teachers in most of our secondary schools may also receive various forms of financial supports and perks from the local governments in addition to compensation from us. See “—Cooperative Arrangements with Third Parties” for details. We believe the competitive compensation packages and perks help us recruit and retain talented teachers who play a critical role in carrying out our strategies, delivering our curricula, and helping our students succeed.

Teacher training

We attach great importance to training our teachers and established the Long-Spring Educational Science and Research Academy to facilitate teacher trainings across our school network. In addition to solidifying their teaching skills and widening their knowledge pool, our trainings also focus on developing our teachers’ professional responsibilities and ethics. Each newly-hired teacher is required to participate in a month-long training session which focuses on ethics, student and classroom management, and teaching skills and methodologies. Specifically, we implement a three-phase approach for the training of our newly-hired teachers:

•

Phase I: we hold seminars on pedagogy and educational psychology, conduct teaching skill evaluation, and introduce our teaching methodologies and protocols. During this phase, we generally organize trainings at our headquarters.

•	Phase II: we offer shadowing opportunities where newly-hired teachers observe experienced teachers’ course delivery.

•	Phase III: we assign a mentor for each newly-hired teacher to improve their teaching skills.

We also provide various training opportunities to our teachers and principals, both at our headquarters and at the individual school level. For example, we have recently cooperated with Tsinghua University to host training programs for our principals. We also plan to establish education research centers in Yunnan province and Beijing to host training programs for teachers and promote research and development of educational methodologies. We require our teachers to research and prepare for each class session. To ensure consistency across classrooms, our teachers must adhere to the curriculum requirements developed by our centralized curriculum development team, and groups of teachers of the same subject attend joint class-preparation sessions to ensure consistency in the content they deliver. In addition, we collaborate with well-known education and/or research institutions to improve our teacher training capabilities.

Teacher evaluation and promotion

We have set up a performance-based teacher compensation system where teachers’ compensation level is partially dependent on their performance. We consider various factors in evaluating the performance for each teacher, including student average scores in the monthly exams, seniority, ethical behaviors and the managerial functions they undertake.

In addition, we put in place a well-established career path for our teachers, which we believe further incentivizes our teachers to improve their teaching skills and encourage loyalty. Our decisions to promote teachers are based on each teacher’s individual performance and evaluation under the guidance issued by local governments. Specifically, we consider our teachers’ educational backgrounds, seniority, research capabilities, and knowledge in teaching methodologies.

Our Tuition

We typically charge our students tuition, boarding fees, and other miscellaneous fees for meals, books, uniforms and other school supplies. Subject to applicable regulatory approvals, we plan to adjust tuition in the future as our competitive positions change in the markets where we compete. The following table sets forth the average tuition per student by school type for the periods indicated.

	For the Year ended December 31,
	2018	2019	2020
	(in RMB)
Average tuition per student of our schools(1)
High schools	16,941	16,573	16,399
Middle schools	10,866	10,751	11,199
Tutorial schools for Gaokao repeaters	22,915	23,245	22,037

(1)

The average tuition per student equals to the total tuition income of our schools during a certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years.

In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographical markets where our schools are located, the tuition charged by our competitors, and our pricing strategy to gain market share. For details of our tuition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Our Results of Operations—Revenues.”

We have established refund policies at each of our schools for students who withdraw from our schools or transfer to a school outside our network. In general, prepaid tuition fees and boarding fees can be refunded proportionately for the remaining year.

Marketing

We primarily market our schools to students and parents located near the regions where our respective schools are located. To attract high-quality students and increase student enrollment, we utilize a variety of marketing methods, including:

•

Referrals. As we have developed a reputation for offering quality education, we rely strongly on word-of-mouth referrals by former students and their parents who are satisfied with our education services. We believe that our extensive and expanding alumni network will continue to offer a solid platform for referrals.

•

Media advertising. To reach a larger base of audience efficiently, we place advertisements about our schools through various media platforms, including newspapers, radio and online and mobile platforms.

•

Promotional events. From time to time, we introduce our programs to potential feeder schools, distribute information booklets and invite prospective students and their parents to visit our campuses, which allows us to reach potential students directly and enable the active engagement with them.

Competition

The education service market in China is rapidly evolving and highly competitive. We compete primarily with public and private schools outside our network, especially those operating in the same communities as our schools. We believe we are well-positioned to succeed in this market primarily due to our extensive operational experiences, scalable asset-light business model, and our standardized and centralized school management system. Our competitive compensation packages, supplemented by various forms of subsidies from local governments, enable us to recruit and retain talented teachers. Our students’ past success in Gaokao and Zhongkao demonstrates the outstanding quality of our education services, and helps us build a strong and favorable reputation among prospective students, which improved our ability to recruit top students in the local communities.

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 1,486,241 square meters of facilities for 14 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from one to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. See “—Cooperative Arrangements with Third Parties.” For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.”

We also lease properties with a total combined gross floor area of approximately 69,144 square meters in Yunnan province and Guizhou province from third parties to operate our schools. Our leases have terms of six months to 19 years.

We believe that the facilities which we currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.”

Employees

We had 2,413 full-time employees as of December 31, 2020. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2020.

Teachers	1,969
Administrative staff	362
Supporting staff	82

Total	2,413

Our administrative staff primarily comprise our management and administrative personnel and principals. Our supporting staff primarily comprise personnel providing support and services in connection with our students’ campus life.

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We believe we maintain a good working relationship with our employees.

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our education service. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We owned 19 trademarks in China as of December 31, 2020. We have registered 15 domain names, including www.longspringedu.com, as of the same date. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education service, in particular for our Chinese-English bilingual programs which require foreign-language educational materials.

Insurance

We maintain various insurance policies, such as school liability insurance, student life insurance, auto insurance and key-man life insurance to safeguard against risks and unexpected events. We do not maintain business interruption insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with the industry practice as well as the customary practice in China.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Regulations

Regulations on Foreign Investment in Education in the PRC

Regulations on Foreign Investment

Pursuant to the PRC Law on Wholly Foreign-invested Enterprises, which was promulgated by the SCNPC on April 12, 1986, last amended on September 3, 2016 and became effective on October 1, 2016, where the incorporation of wholly foreign-invested enterprises does not involve the implementation of special administrative measures for foreign investment access, the incorporation, separation, merger, or any other major change and the operation period of such enterprises are subject to record-filing administration.

The Implementation Rules on Wholly Foreign-invested Enterprises of the PRC, or the Implementation Rules on Wholly Foreign-invested Enterprises, was promulgated by the Ministry of Foreign Trade and Economic Cooperation of the PRC (currently known as the MOFCOM) on December 12, 1990, amended by the State Council on February 19, 2014, and became effective on March 1, 2014. According to the Implementation Rules on Wholly Foreign-invested Enterprises, industries in which foreign investment is prohibited or restricted shall be regulated in accordance with the Provisions on Guiding the Orientation of Foreign Investment and the Foreign Investment Industries Guidance Catalog.

According to the Foreign Investment Law of the PRC, or the Foreign Investment Law, adopted by the NPC on March 15, 2019 and came into effect on January 1, 2020, China shall implement a management system of pre-establishment national treatment and a negative list for foreign investment. Under the pre-establishment national treatment, the treatment given to foreign investors and their investments during investment access stage will not be lower than that given to their domestic counterparts. The negative list refers to special administrative measures for foreign investment access in specific industries as stipulated. China shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of foreign-invested enterprises shall be subject to the provisions of the Company Law and the Partnership Enterprise Law of the PRC, and other laws. Foreign investors shall not invest in any industry prohibited by the negative list for foreign investment access. For any industry restricted by the negative list foreign investors shall conform to the investment conditions as required in the negative list.

The Implementing Regulation for the Foreign Investment Law of the PRC, adopted at the 74th executive meeting of the State Council on December 12, 2019 which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC.

The PRC Law on Sino-Foreign Equity Joint Ventures, the PRC Law on Wholly Foreign-invested Enterprises and the PRC Law on Sino-Foreign Cooperative Joint Ventures were repealed simultaneously as the Foreign Investment Law came into effect, and foreign-invested enterprises which were incorporated in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

Subject to the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, which was promulgated by the MOFCOM on October 8, 2016, last amended on June 29, 2018 and became effective on June 30, 2018, if there is a change in a foreign-invested enterprise subject to record-filing administration that involves the implementation of special administrative measures for foreign investment access, the approval procedures shall apply in accordance with relevant laws and regulations on foreign investment; and if there is a change in a foreign-invested enterprise incorporated upon approval, and the changed foreign-invested enterprise does not involve the implementation of special administrative measures prescribed, record-filing procedures shall apply.

Special Administrative Measures for Foreign Investment Access (Negative List) (2020)

Under the 2020 Special Administrative Measures, which was promulgated by the National Development and Reformation Commission, or the NDRC, and the MOFCOM on June 23, 2020 and became effective on July 23, 2020, the Special Administrative Measures for Foreign Investment Access (Negative List) (2019) shall be repealed simultaneously as its implementation.

Pursuant to the 2020 Special Administrative Measures, high school education is a restricted industry for foreign investors, and foreign investors are only allowed to invest in high school education in cooperation with a domestic party and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officers of the school shall be PRC citizens and the representatives of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, pursuant to the 2020 Special Administrative Measures, foreign investors are not allowed to invest in compulsory education.

Regulations on Sino-Foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulation on Sino-Foreign Cooperative Education of the PRC, or the Sino-Foreign Regulation, which was promulgated by the State Council on March 1, 2003 and last amended on March 2, 2019, and the Implementation Rules for the Regulation on Sino-Foreign Cooperative Education, or the Implementation Rules, which was promulgated by the MOE on June 2, 2004 and became effective on July 1, 2004.

The Sino-Foreign Regulation and its Implementation Rules apply to the activities of educational institutions established in the PRC cooperatively by foreign educational institutions and PRC educational institutions, the students of which are to be recruited primarily among PRC citizens. The Sino-Foreign Regulation and its Implementation Rules encourage substantive cooperation between foreign educational institutions with relevant qualifications and experience in providing high-quality education and PRC educational institutions, to jointly operate various types of schools in the PRC, with such cooperation in the industries of higher education and occupational education being encouraged. The foreign educational institution must have relevant qualifications and experience at the same level and in the same category of education. Sino-foreign cooperation schools are not permitted, however, in compulsory education, namely primary schools and middle schools, and military, police, political and other kinds of education that are of a special nature in the PRC. Any Sino-foreign cooperation school and cooperation programs shall be approved by relevant education authorities and obtain the Permit for Sino-foreign Cooperation in Operating School. A Sino-foreign cooperation school established without the above approval or permit may be banned by relevant authorities, be ordered to refund the fees collected from its students and be subject to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and be ordered to refund the fees collected from its students.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a sino-foreign cooperative educational institution shall be less than 50%.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which became effective on September 1, 1995. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education, and establishes and operates schools and other educational institutions. Furthermore, it provides that, in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The amended Educational Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit to include only schools or other educational institutions founded with governmental funds or donated assets.

In addition, the Education Law stipulates the basic requirements to be fulfilled for the establishment of schools or any other educational institution. It also provides that the establishment, modification or termination of schools or any other educational institution shall, in accordance with the relevant PRC laws and regulations, go through the process of examination, verification, approval, registration or filing.

Law on Promoting Private Education

The Private Education Law was last amended and became effective on December 29, 2018. Pursuant to the Private Education Law, private schools that provide diploma- and degree-oriented education, preschool education, Self-Taught Higher Education Examination education and other cultural education shall be subject to examination and approval by education authorities at or above the county level within the limits of their powers. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. However, they may not establish for-profit private schools providing compulsory education.

Implementation Rules of the Law on Promoting Private Education

According to the Implementation Rules of the Law on Promoting Private Education which was published on March 5, 2004 and became effective on April 1, 2004, the establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and relevant laws and regulations, and the standards for the establishment of private schools shall conform with those of public schools with same grade and category. In addition, private schools providing academic qualifications education, pre-school education, education for self-study examinations and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level, which shall deliver a duplicate of approval documents to the administrative department for education at the same level for the record.

Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education

According to the Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education, which was issued by the State Council on December 29, 2016, innovative institutional mechanisms shall be implemented in the field of private education, which include but are not limited to: (i) classified registration and management shall be applicable to private schools, and the sponsors of private schools may, at their own discretion, choose to establish non-profit or for-profit private schools; (ii) government support policies shall be applicable to private schools. The people’s government at all levels are responsible for formulating and improving support policies for non-profit private schools including but not limited to government subsidies, government procurement services, fund incentives, donation incentives and land allocation. Meanwhile, the people’s government at all levels may support the development of for-profit private schools by ways including but not limited to government procurement services and preferential tax treatments in accordance with economic and social development and public services requirements; and (iii) broaden the financing channels for private schools, encourage and attract private funds to enter into the field of private education. Financial institutions are encouraged to provide loans to private schools with the pledge of the schools’ future operating income or intellectual property rights, while individuals or entities are encouraged to make donations to non-profit private schools.

The Educational Bureau of Yunnan Province and other four Bureaus published the Circulations on Steadily Promoting the Classified registration of private school on June 12, 2019. Private schools established before August 31, 2017 shall choose to register as for-profit private school or non-profit private school by November 7, 2021. Private schools established after September 1, 2017 shall choose to register as for-profit private school or non-profit private school at its establishment.

The People’s Government of Inner Mongolia Autonomous Region published the Implementation Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education on January 2, 2018, which stipulates the issues on classified registration and management of private school and different government support policies including taxes and fees subsidy policies for for-profit private schools and non-profit private schools. Private schools established before September 1, 2017 shall choose to register as for-profit private school or non-profit private school by August 31, 2023. Private schools that failed to choose to register as for-profit private school or non-profit private school by August 31, 2023 shall automatically choose to register as non-profit schools.

Implementation Rules on Classified Registration of Private Schools

According to the Implementation Rules on Classified Registration of Private Schools, which was issued jointly by the MOE, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the SAIC on December 31, 2016 and became effective on the same day, the establishment of private schools is subject to approval. Private Schools approved to be established shall apply for registration certificate or business license in accordance with the classified registration regulations after they obtain the license for school operations by competent government authorities.

Implementation Rules on the Supervision and Administration of For-profit Private Schools

According to the Implementation Rules on the Supervision and Administration of For-profit Private Schools, which was issued jointly by the MOE, the Ministry of Human Resources and Social Security and the SAIC on December 31, 2016 and became effective on the same day, social organizations and individuals are permitted to operate for-profit private colleges and universities and other universities, high schools and kindergartens while are prohibited from operating for-profit private schools providing compulsory education.

According to the Implementation Rules on the Supervision and Administration of For-profit Private Schools, social organizations and individuals operating for-profit private schools shall have the financial resources appropriate to the level, type and scale of the school, and their net assets or monetary funds shall be able to satisfy the costs of the school construction and development. Furthermore, social organizations operating for-profit private schools shall be a legal person who is in good credit standing, and shall not be listed as an enterprise operating abnormally, in material non-compliance with the laws, or being dishonest. Individuals operating for-profit private schools shall be PRC citizens who reside in China, be in good credit standing without any criminal record and enjoy political rights and complete civil capacity.

Notice on the Registration and Administration of the Name of For-profit Private Schools

According to the Notice of the SAIC and the MOE on the Registration and Administration of the Name of For-profit Private Schools, which was issued on August 31, 2017 and became effective on September 1, 2017, for-profit private schools shall be registered as limited liability companies or joint-stock limited companies according to the Company Law of the PRC and the Law on Promoting Private Education, and its name shall comply with the relevant laws and regulations on company registration and education.

Interim Measures on the Management of the Collection of Private Education Fees

The Interim Measures on the Management of the Collection of Private Education Fees, or Private Education Fees Collection Measures, was promulgated by the NDRC, the MOE and the Ministry of Labor and Social Security (currently known as the Ministry of Human Resources and Social Security) on March 2, 2005. According to the Private Education Fees Collection Measures and the Implementation Rules of the Law on Promoting Private Education, the types and amounts of fees charged by private schools providing diploma- or degree-oriented education shall be examined by education authorities or labor and social welfare authorities and approved by governmental pricing authorities; and, other private schools shall file its pricing information with the governmental pricing authorities and publicly disclose such information. If a school raises its tuition levels without obtaining proper approval or making the requisite filing with the relevant government pricing authorities, such school would be required to return the additional tuition fees obtained through such raise and be held liable for compensation of any losses caused to the students in accordance with relevant PRC laws.

The Several Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which was issued on October 12, 2015, allows for-profit private schools to determine their prices on their own, while the tuition-collecting policies of non-profit private schools shall be determined by the provincial governments in a market-oriented manner and based on the local situations.

On July 12, 2016, Yunnan Development and Reform Commission, Department of Education of Yunnan Province as well as Yunnan Provincial Department of Human Resources and Social Security issued the Notice on the Implementation of Independent Pricing on Private Schools in Yunnan Province. According to this Notice, tuition and boarding fees of the private schools in Yunnan province may be independently determined by the private schools according to the school-operating cost, market demand and other factors, and be made available to the public.

On January 2, 2018, People’s Government of Inner Mongolia Autonomous Region issued the Opinions on Encouraging Social Forces to Establish Education and Promoting the Healthy Development of Private Education. Pursuant to this Opinions, fees of private schools are regulated by the market. Specific fee standards are determined by the schools independently and implemented according to laws after being publicized to the public. Relevant authorities shall strengthen the supervision during and after the event on the charging practices of private schools.

On August 17, 2020, MOE, NDRC, the Ministry of Finance, and the State Administration for Industry and Commerce or the SAMR, and the General Administration of Press and Publication jointly released the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Opinions, effective as of the same date. The Opinions mainly stipulate the specific methods for non-profit private school’s fees shall be formulated by the provincial people’s government; the fees of for-profit private schools shall be regulated by the market and determined by the school themselves. For private schools established before November 7, 2016, the charging policies shall be managed as non-profit private schools before the relevant procedures for classification registration are completed. In particular, it is strictly forbidden for the sponsors of non-profit private schools and non-profit private Sino-foreign cooperative school sponsors to obtain proceeds from school-running such as tuition income, distributing school balances (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means.

Regulations on Compulsory Education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and last amended on December 29, 2018, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Fundamental Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing fundamental education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses while local education authorities have the power to determine the curriculum standard for other courses, and schools may develop curriculums that are suitable for their specific needs.

Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was last amended on November 11, 2020 and will become effective from June 1, 2021, copyrights include personal rights such as the right of publication and attribution as well as property rights such as the right of production and distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein shall constitute copyright infringement unless otherwise provided in the Copyright Law. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial actions, offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was amended on August 30, 2013 and became effective on May 1, 2014, and last amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of trademark has been approved. The validity period of a registered trademark shall be ten years, counted from the date of approval of the registration. According to the Trademark Law, using a trademark that is identical with or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement. The infringer shall, in accordance with the relevant laws, undertake to cease the infringement, take remedial actions, pay damages, etc.

Domain Name

In accordance with the Measures on the Administration of Internet Domain Names, which was promulgated by Ministry of Industry and Information Technology of the PRC, or the MIIT, on August 24, 2017 and came into effect on November 1, 2017, the Implementation Rules of China Internet Network Information Center on Domain Name Registration, which was promulgated by China Internet Network Information Center on May 28, 2012 and came into effect on May 29, 2012, domain name registrations are conducted through domain name service agencies established under relevant regulations, and the applicant becomes a domain name holder upon successful registration. Pursuant to the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution, which was promulgated by China Internet Network Information Center on September 1, 2014 and came into effect on the same date, domain name disputes shall be submitted to an organization authorized by China Internet Network Information Center for resolution.

Regulations on Foreign Exchange in the PRC

Pursuant to the Foreign Exchange Administration Regulations of the PRC, as amended on August 5, 2008, RMB is freely convertible for current account items, including dividend distributions, interest payments, trade-and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside China, unless prior approval of the SAFE, is obtained and prior registration with SAFE is made. On May 10, 2013, SAFE promulgated the Circular of SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, or the SAFE Circular 21, which was amended on October 10, 2018. It provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, which was promulgated on November 19, 2012 and became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Circular 59 also simplifies the capital verification and confirmation formalities for foreign-invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from PRC parties, and further improves the administration on exchange settlement of foreign exchange capital of foreign-invested entities.

Pursuant to the SAFE Circular 37, promulgated and becoming effective on July 4, 2014, (1) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or the SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change, in respect of the SPV, including, among other things, a change in the SPV’s PRC resident shareholder(s), name of the SPV, term of operation, or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the SAFE Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and under overseas direct investment is directly reviewed and conducted by banks in accordance with the SAFE Circular 13, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through banks.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules on the Provisional Regulations on Statistics and Supervision of Foreign Debts promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the State Development Planning Commission (currently known as the NDRC) and the MOF and becoming effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts, and such loans must be registered with the local branches of the SAFE. Under its provisions, the total amount of accumulated medium-term and long-term foreign debts and the balance of short-term debts borrowed by a foreign-invested enterprise is limited to the difference between its total investment and the registered capital.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires equity interests or subscribes for new equity interests in a domestic enterprise through an increase of registered capital in the domestic enterprise and thereby converting it into a foreign-invested enterprise, or (2) such foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects such assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic enterprise or individual, through foreign enterprise established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the MOFCOM is required.

According to the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, the merger and acquisition of domestic enterprises by foreign investors shall, if not involving special administrative measures for foreign investment access and affiliated mergers and acquisitions, be subject to the record filing measures.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the Department of Foreign Investment Administration of the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not, or (2) the foreign investor is existing or new investor, the M&A Rules shall not apply to the transfer of equity interests in an incorporated foreign-invested enterprise from the domestic shareholders to the foreign investors.

C. Organizational Structure

We are a holding company that does not have any substantive operations. We conduct our operations primarily through our subsidiary and affiliated entities in China. For more information, see “—Our Contractual Arrangements.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, our VIE and other principal affiliated entities, as of the date of this annual report.

(1)

Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)

The 11 schools comprise Resort District Hengshui Experimental Secondary School, Yunnan Hengshui Chenggong Experimental Secondary School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Hengshui Experimental Middle School, Yunnan Hengshui Qiubei Experimental High School, and Mengla Hengshui Experimental High School.

(3)

We have registered Xinping Hengshui Experimental High School as Xinping Hengshi High School Co., Ltd., Hengshizhong Education Tutorial School as Kunming Guandu Hengshizhong Education Training School Co., Ltd., and Xishuangbanna Hengshui Experimental High School as Xishuangbanna Hengshi High School Co., Ltd., all of which were registered as for-profit private schools.

(4)

We are in the process of registering Guizhou Mingde Tutorial School and Yunnan Hengshui Zhenxiong High School with the local industry and commerce bureau or the local civil affairs bureau and obtaining private school operation permits for such schools.

Under the PRC laws, for-profit private schools are registered as companies and the entities and individuals who establish them are registered as shareholders of such schools and non-profit private schools are registered as private non-enterprise units and the entities and individuals who establish them are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal and regulatory matters, but differ with regard to the right of a sponsor to receive proceeds on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education in the PRC.”

Our Contractual Arrangements

Current PRC laws and regulations restrict foreign ownership in the private education industry in China. We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education.

Our contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Yunnan WFOE. As a result of our direct ownership in Yunnan WFOE and the contractual arrangements with our affiliated entities, we are the primary beneficiary of our affiliated entities, and we have also consolidated their financial results in accordance with U.S. GAAP. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education executed in December 2018.

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in the affiliated entities at the lowest price applicable under PRC laws and regulations. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education also refrain from (1) selling, assigning, transferring, or otherwise disposing of the equity or sponsorship interest, (2) increasing or reducing the capital investment, (3) dividing the affiliated entities into or merging it with other entities, (4) disposing of any of the assets of the affiliated entities, (5) terminating or contradicting any material contract entered into by the affiliated entities, (6) procuring the affiliated entities to enter into transactions that may have material impact on their assets, liabilities, operations, equity structure, or other legal rights, (7) procuring the affiliated entities to declare or distribute profits and/or returns, (8) amending the article of association of the affiliated entities, and (9) allowing the affiliated entities to undertake any material obligation beyond normal business activities.

School Sponsor’s and Directors’ Rights Entrustment Agreement. Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school, including but not limited to the right to appoint and/or elect directors, council members, and supervisors of the school, right to review the resolutions of the board of directors and the financial statement of the school, right to transfer school sponsor’s interest, and right to decide whether the school would be for-profit or non-profit. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school, including but not limited to the right to attend meetings of the board of directors and vote, right to sign board resolutions and other legal documents and other rights of directors under the school’s articles of association and the applicable PRC laws.

Shareholders’ Rights Entrustment Agreement. Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of the affiliated entities, including but not limited to the right to attend shareholder’s meeting and vote, right to sign shareholders’ resolutions and other legal documents, right to instruct the directors and other rights of shareholders under the school’s articles of association and the applicable PRC laws.

Power of Attorney. Pursuant to the school sponsors’ power of attorney, each school sponsor authorized and appointed Yunnan WFOE as its agent to exercise on its behalf a school sponsor’s rights. Pursuant to the directors’ power of attorney, each director of Long-Spring Education authorized and appointed Yunnan WFOE as his/her agent to exercise on his/her behalf a director’s rights. Pursuant to the shareholders’ power of attorney, each shareholder of Long-Spring Education authorized and appointed Yunnan WFOE as his/her/its agent to exercise on his/her/its behalf a shareholder’s rights.

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement. Pursuant to the exclusive technical service and management consultancy agreement and business cooperation agreement, Yunnan WFOE provides exclusive technical services to the affiliated entities, including software, website, and on-site technical support and training. It also provides exclusive management consultancy services such as staff training, student recruitment support, internal management advisory, and market research and public relations. Each of the affiliated entities pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation. Yunnan WFOE also reserves the exclusive proprietary rights to any technology or intellectual property developed in the course of the provision of services under the agreements. Without the prior written consent of Yunnan WFOE, the affiliated entities cannot accept services provided by or establish similar cooperation relationship with any third-party. The agreements will remain effective unless Yunnan WFOE and/or the designated entity fully exercised its purchase rights pursuant to the exclusive call option agreement or unilaterally terminated by Yunnan WFOE with a 30-day advance notice. Unless otherwise required by applicable PRC laws, the affiliated entities do not have any right to terminate the agreements.

Equity Pledge Agreement. Pursuant to the equity pledge agreement, the shareholders of Long-Spring Education unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in the affiliated entities, as well as all related rights, to Yunnan WFOE as security for performance of all the contractual arrangements. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education must not transfer the equity interest or create further pledge or encumbrance over the pledged equity interest. They also waived any pre-emptive rights upon enforcement, and Yunnan WFOE can enforce upon default by transferring all or part of the equity interest, selling the pledged equity interest, or disposing of the pledged equity interest in any other way to the extent permitted by PRC laws and regulations.

Spousal Undertaking. Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education, including its pledge, transfer, and disposal in any other forms. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to the affiliated entities. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE. This undertaking will not terminate until Yunnan WFOE and the spouses terminate it in writing.

Loan Agreement. Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE. This agreement will terminate when all equity interests of the Long-Spring Education are transferred to Yunnan WFOE.

In the opinion of our PRC legal counsel, Jingtian & Gongcheng:

•	the ownership structures of Yunnan WFOE and our affiliated entities in China, as of the date of this annual report, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

D. Property, Plant and Equipment

Our principal executive offices are in Yunnan, China. All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 1,019,270 square meters of facilities for 14 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from one to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. We also lease properties with a total combined gross floor area of approximately 69,144 square meters in Yunnan province and Guizhou province from third parties to operate our schools. Our leases have terms of three to 19 years. We believe that the facilities which we currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section of this annual report captioned “Item 3. Key Information—D. Risk Factors” and in other parts of this annual report. Our fiscal year ends on December 31.

A. Operating Results

Overview

We are the largest operator of private high schools in Western China and the third largest operator in China in terms of student enrollment as of December 31, 2019, according to the CIC report. We experienced the fastest growth rate with a CAGR of 77.3% in terms of high school student enrollment and with a CAGR of 41.4% in terms of the number of high schools from December 31, 2015 to December 31, 2019, among top 20 operators of private high schools in China, according to the CIC report.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. We have also collaborated with local governments and other third parties in China and expect to launch two new schools offering high school programs in September 2021. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2020, we had 25,867 students across our school network with 17,230 high school students (including Gaokao repeaters) and 8,637 middle school students.

We have experienced steady growth in our business. Our revenues were RMB253.7 million, RMB336.5 million and RMB445.8 million (US$68.3 million) in 2018, 2019, and 2020, respectively. Our net income was RMB31.7 million and RMB80.9 million (US$12.4 million) in 2019 and 2020, respectively. We incurred net loss of RMB169.7 million in 2018. Our adjusted net income was RMB29.7 million, RMB40.5 million and RMB80.9 million (US$12.4 million) in 2018, 2019 and 2020, respectively. For a detailed description of our non-GAAP measure, see “—Results of Operations—Non-GAAP Financial Measure.”

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private education industry in China and company-specific factors, including the following.

Demand for private secondary education and Gaokao repetition tutoring in China

We have benefited from the increasing demand for private secondary education in China, primarily driven by the increased household wealth and enhanced affordability of private education, growing quality and reputation of private education in China, favorable government policies which encourage and support the development of private schools, and unevenly distributed and relatively inadequate high-quality public educational resources. According to the CIC report, the revenues generated by the private secondary education industry in China increased from RMB60.3 billion in 2014 to RMB140.4 billion in 2019, representing a CAGR of 18.4%, and is expected to reach RMB426.0 billion in 2024, representing a CAGR of 24.9% from 2019 to 2024. The private secondary education in Western China where all of our schools are located has also experienced significant growth. According to the CIC report, the revenues generated by the private secondary education industry in Western China increased from RMB11.6 billion in 2014 to RMB31.9 billion in 2019, representing a CAGR of 22.4%, and is expected to reach RMB110.5 billion in 2024, representing a CAGR of 28.2% from 2019 to 2024.

We have also benefited from the growing Gaokao repetition tutoring industry in Western China, primarily driven by the growing number of students participating in Gaokao, low acceptance of first-tier universities for students from Western China, large fluctuations of the Gaokao score line in Western China and strict regulations forbidding the admission of Gaokao repeaters in public schools. According to the CIC report, the revenue generated by the private Gaokao repetition tutoring industry in Western China increased from RMB3.1 billion in 2014 to RMB4.3 billion in 2019, representing a CAGR of 6.8%, and is expected to reach RMB6.8 billion in 2024, representing a CAGR of 9.6% from 2019 to 2024.

Level of student enrollment

Our revenues consist primarily of tuition and boarding fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenues and profitability. The total number of students enrolled at our schools increased from 15,186 as of December 31, 2018, to 21,236 as of December 31, 2019 and further to 25,867 as of December 31, 2020. Our student enrollment largely depends on a number of factors, including without limitation, (1) our schools’ reputation, which primarily reflects our education quality and our student academic results, (2) our admission quotas as approved by the relevant government authorities from year to year, subject to adjustments by the relevant government authorities, and (3) the ramp-up stage of our schools and the capacity for student enrollment at each of our schools. With the increase in the utilization of our schools in the ramp-up stage and the expansion of our school network, we expect that our student enrollment will continue to increase in the foreseeable future.

Tuition and boarding fees

Our results of operations are affected by the level of tuition and boarding fees we charge our students. The tuition rate we charge is typically based on the demand for our education programs, the cost of our operations, the geographical markets where we operate our schools, the average tuition level in the markets, and our pricing strategy to gain market share. We generally seek to gradually increase our tuition and boarding fees without compromising our student enrollment. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees, we are generally required to file and record our price increase for our secondary schools with local governments, who in turn still maintain certain level of control and oversight of our operation. We generally have more discretion in determining the tuition levels for our tutorial schools. Our average tuition per student of our high schools, middle schools and tutorial schools for Gaokao repeaters were RMB16,941, RMB10,866 and RMB22,915 in 2018, respectively, and RMB16,399, RMB11,199 and RMB22,037 in 2020, respectively. The decrease of average tuition per student of our high schools and tutorial schools was primarily due to an increased student enrollment of our schools located at lower-tier cities in Yunnan province, where we charge lower average tuition per student generally consistent with the lower tuition level and standards of living locally. The increase of average tuition per student of our middle schools was primarily because we increased our tuition level for our middle schools in 2019. We believe we are able to command premium prices in each local market where we operate. The average tuition per student of our high schools, middle schools and tutorial schools for Gaokao repeaters were RMB16,399, RMB11,199 and RMB22,037 in 2020, respectively, higher than that of RMB12,020, RMB10,508 and RMB20,808 in the same period, respectively, of all operators of private high schools, middle schools and tutorial schools in Yunnan province, according to the CIC report. As we continue to ramp up our existing schools in lower-tier cities in Yunnan province and elsewhere to enroll more students and continue to expand into these cities with lower average tuition per student, we expect that our average tuition per student will continue to be negatively affected as a result.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge. We allow publicly-sponsored students to pay lower tuition and receive price difference or other forms of support from local governments for such publicly-sponsored students. We recognize such price difference paid by governments as our revenues from governments in tuition income. As of December 31, 2018, 2019 and 2020, the number of publicly-sponsored students in our schools was 5,203, 7,562 and 10,534, respectively, accounting for 34.3%, 35.6% and 40.7% of our total students as of the same dates.

Utilization rate of our schools

School utilization rate, which is calculated as the number of students enrolled in a school divided by the capacity of the school, has a direct impact on our profitability. Most of our schools have an operating history of less than five years, and most of them are still undergoing the ramp-up process. The unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. For newly established schools, we only recruit students for the entry classes, such as the seventh grade for middle schools and the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We are generally able to fully ramp up our schools within three years of establishment. With the increase in the utilization of our schools in the ramp-up stage, we expect that our student enrollment will continue to increase in the foreseeable future.

Ability to control costs and expenses

Our profitability also depends on our ability to control operating costs and expenses. Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. Our cost of revenues increased by 29.6% from RMB179.0 million in 2018 to RMB232.0 million in 2019 and further by 23.8% to RMB287.2 million (US$44.0 million) in 2020. Our cost of revenues primarily comprises staff costs, rental fees, student-related expenses, depreciation and amortization. Our staff costs mainly consist of the salaries and other benefits for our teachers, and accounted for 67.9%, 64.0% and 66.7% of our cost of revenues in 2018, 2019 and 2020, respectively. Our staff costs increased primarily due to (1) increases in the headcount to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up; and (ii) support the ramp-up of certain recently-opened new schools; and (2) increases in compensation levels of our teachers. The total number of our teachers in all of our schools increased from 1,009 as of December 31, 2018 to 1,525 as of December 31, 2019, and further to 1969 as of December 31, 2020. As we continue to ramp up our existing schools and expand our school network, we expect to continue to expand the headcount of our teachers and other staff and provide competitive compensation to attract and retain teaching talents so as to support our growing school operations. As a result, our staff costs could continue to increase in the foreseeable future.

Furthermore, our operating expenses include three major components, selling and marketing expenses, general and administrative expenses and donation expenses. We recorded share-based compensation of RMB177.8 million in 2018 for our directors, officers and employees and certain external consultants for their services performed. We expect that we will incur additional expenses associated with our overall growth as well as becoming a public company. We also expect that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. We focus on providing quality education to our students and have developed and implemented a standardized and centralized school management system to improve operating efficiency and profitability.

Ability to expand our operations cost-effectively

We intend to expand our school network and enter into new geographical markets with our asset-light business model. We seek to achieve this goal by establishing collaboration with more local governments and other third parties, such as real estate developers. We currently operate 14 schools pursuant to cooperative arrangements with local governments, operate four schools by leasing lands from third parties and expect to launch six new schools in 2021, which consist of two high schools and four tutorial schools for Gaokao repeaters. For example, we expect to launch a high school and a tutorial school in collaboration with a real estate developer in Shaanxi province in September 2021. We believe that our past performance in school operations and student academic achievements put us in a favorable position in our future negotiations with local governments. As local governments in different geographical markets may have different policies, such as pricing rules that govern the amount of tuition fees we are able to charge, our ability to manage the collaboration with local governments, efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

In addition, we intend to collaborate with more third parties and explore more school operation and management opportunities as a cost-effective way to diversify our business portfolio and spread positive word of mouth for our brand. Starting from September 2018, we have cooperated with local governments to provide management services for two public schools in Inner Mongolia Autonomous Region, i.e., Otog Front Banner School and Otog Front Banner Shanghai Temple School, in exchange for annual management service fees from local governments. Beginning from September 2020, we have also cooperated with the local government of Xishuangbanna, Yunnan province, to provide management services for Xishuangbanna International Resort District Middle School, a local public school. Third-party school management services like this generally have a higher gross profit margin than operating our own schools, and we may improve our overall profitability if we continue to expand third-party school management services.

Strategic investments and acquisitions

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. Leveraging our standardized and centralized school management system and our quality education service, we intend to continue to pursue similar acquisition targets in the future when practicable and in compliance with regulatory requirements. We focus primarily on the acquisition of high schools due to the enlarging high school education services market with enormous and sustainable demand in high-quality high schools. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. We typically incur higher upfront operating expenses in the third fiscal quarter for the commencement of school operations. We have historically incurred lower net income in the first and third fiscal quarters, primarily due to our schools being closed due to winter and summer holidays.

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. As a result of the government-mandated quarantine measures following the COVID-19 outbreak, the spring semester of 2020 at all the secondary schools in China, including ours, was postponed, and we have resorted to various alternative teaching methods, including live streaming, to resume basic teaching activities. See “Item 4. Information on the Company—B. Business Overview—Our Online Education Services.” On March 31, 2020, the MOE also announced that Gaokao would be postponed by one month until July 2020 due to the COVID-19 outbreak. We have re-opened our secondary schools for graduating classes and our tutorial school programs since late March 2020 and re-opened our other classes in late April 2020. Accordingly, our tuition and boarding fees received from student of graduating classes in secondary schools were recognized as revenue over an extended period. In addition, as the school openings for the spring semester of 2020 were generally postponed, we began to recognize the boarding fees as revenue over the delayed service period after we accept students back to schools. To reduce the risk of infection and contain the virus spread, we have implemented a series of control measures, including body temperature monitoring of our students and staff and periodical sanitization of school facilities. We have also expanded our school schedule with longer school hours and extended the spring semester to catch up with our teaching plans. In addition, we also experienced a lower than expected student enrollment in the fall semester of 2020 due to the delayed campus construction by local governments and other third parties that we collaborate with during the COVID-19 outbreak. Our tutorial schools experienced greater impact during the COVID-19 outbreak, compared with our secondary schools. Upon request, we made tuition refund of approximately RMB2.0 million to students from Hengshizhong Education Tutorial School for the compelled conversion from on-site classes to online courses under the impact of COVID-19 outbreak in January and February 2020. Along with the postponement of Gaokao in 2020, our tutorial schools experienced approximately a one-month delay of student admission. In addition, Hengshizhong Education Tutorial School also experienced a decrease of student enrollment from 650 for the class of 2019 to 456 for the class of 2020, which could reduce the tuition fees we may collect from such tutorial school and could undermine the perception of our brand recognition and reputation.

Our tuition income increased by 33.7% from RMB207.6 million in 2018 to RMB277.5 million in 2019, and increased by 27.7% from RMB277.5 million in 2019 to RMB354.2 million (US$54.3 million) in 2020. As a part of our tuition income, our revenues from tutorial schools for Gaokao repeaters increased by 33.1% from RMB23.6 million in 2018 to RMB31.5 million in 2019, and increased by only 5.6% from RMB31.5 million in 2019 to RMB33.2 million (US$5.1 million) in 2020. Both our tuition income and our revenues from tutorial schools for Gaokao repeaters increased at a slower pace in 2020, primarily due to the impact of the COVID-19 outbreak on our revenues.

We have not experienced material adverse impact to our liquidity and cash flows since the COVID-19 outbreak. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 outbreak, as the Chinese government has gradually lifted the travel restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal nationwide. We are nonetheless closely monitoring the development of the COVID-19 outbreak and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any health pandemics, including the recent outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.”

Key Operating Metrics

	As of December 31,
	2018	2019	2020
Summary Operating Data:
Total student enrollment	15,186	21,236	25,867
Total number of teachers	1,009	1,525	1969
Total number of schools	9	13	19

Key Components of Our Results of Operations

Revenues

We derive our revenues primarily from tuition and boarding fees we charge the students enrolled in our high schools, middle schools and tutorial schools. The following table sets forth a breakdown of our revenues by amounts and percentages for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Tuition income(1)	207,586	81.8	277,475	82.4	354,203	54,284	79.5
High schools	104,349	41.1	168,288	50.0	228,573	35,030	51.3
Middle schools	52,425	20.7	72,067	21.4	90,788	13,914	20.4
Tutorial schools for Gaokao repeaters	23,637	9.3	31,450	9.3	33,198	5,088	7.4
Tutorial schools for other training programs(2)	27,175	10.7	5,670	1.7	1,644	252	0.4
Boarding fees(3)	11,107	4.4	16,036	4.8	20,444	3,133	4.6
Income from student-related services(4)	14,524	5.7	19,884	5.9	32,360	4,959	7.3
Education and management service income(5)	13,467	5.3	21,248	6.3	36,862	5,649	8.3
Others	7,004	2.8	1,876	0.6	1,965	302	0.3

Total	253,688	100.0	336,519	100.0	445,834	68,327	100.0

(1)

Includes tuition from our schools including revenue from government cooperative agreements of RMB13.6 million, RMB27.8 million and RMB41.3 million (US$6.3 million) in 2018, 2019 and 2020, respectively, which represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools, and miscellaneous fees charged to students.

(2)	Includes income from certain tutoring business that we disposed of in September 2018 and other training programs. Our income from these disposed tutoring business was RMB21.9 million in 2018.
(3)	Includes income from our boarding services.
(4)	Includes primarily income from the sale of education materials and income from meal catering services.
(5)

Includes (i) income from management services provided to the various vendors of student catering services on campus and (ii) annual service fees from local governments in exchange for school operation and management services we provided for two public schools in Inner Mongolia Autonomous Region.

We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and recognize revenues for the tuition and boarding fees received proportionately over relevant period of the applicable program. We offer a partial refund if a student withdraws during a semester. The following table sets forth the average tuition per student by school type for the periods indicated.

	For the Year ended December 31,
	2018	2019	2020
	(in RMB)
Average tuition per student of our schools(1)
High schools	16,941	16,573	16,399
Middle schools	10,866	10,751	11,199
Tutorial schools for Gaokao repeaters	22,915	23,245	22,037

(1)

The average tuition per student equals to the total tuition income of our schools during certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years.

The increase in our student enrollment and the increase in the utilization of our schools in the ramp-up stage will drive the growth of our revenues and generate cash inflows from our operations. We expect our staff costs to increase to support our business growth, and we could become less profitable and experience a decrease in gross profit margin if our staff costs increase faster than our revenues, such as in the school ramp-up period. Despite the increase in our student enrollment, any decrease in the average tuition per student could also negatively affect our revenue growth. Our profitability will depend on our ability to grow our business cost-effectively by increasing the average tuition per student, improving our operational efficiency, continuing our expansion with an asset-light business model, and optimizing the cost structure of our new schools.

Specifically, we expect our student enrollment will continue to increase, in line with the expansion of our school operations. However, our average tuition per student is greatly affected by the relative proportion of our students in different cities. As the level of student enrollment of our schools located at lower-tier cities is expected to continue to increase in Yunnan province and elsewhere along with our expansion into these cities, we expect that our average tuition per student will continue to be negatively affected. Moreover, with the ramp-up of our existing schools and the expansion of our school network, we expect that our staff costs will continue to increase, driven by an increase in teacher headcount and salary level. At the same time, our efforts to diversify our business portfolio will contribute to our overall profitability positively. Starting from September 2018, we have cooperated with local governments to provide management services for two public schools in Inner Mongolia Autonomous Region for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating our own schools.

Cost of revenues

Our cost of revenues consists of staff costs (comprising primarily salaries and other benefits for our teachers), rental fees, student-related expenses (comprising primarily costs relating to school supplies for students), depreciation and amortization of properties and equipment for our education function and other costs.

The following tables set forth a breakdown of our cost of revenues by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Staff costs	121,603	47.9	148,476	44.1	191,490	29,347	43.0
Rental fees	16,388	6.5	12,959	3.9	14,825	2,272	3.3
Student-related expenses	13,015	5.1	23,663	7.0	26,082	3,997	5.9
Depreciation and amortization	6,120	2.4	10,444	3.1	14,150	2,169	3.2
Others	21,908	8.7	36,451	10.8	40,686	6,235	9.1

Total	179,034	70.6	231,993	68.9	287,233	44,020	64.5

Operating expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and donation expenses. Our operating income consists primarily of government grants.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of expenses relating to student admission, advertising and brand promotion. Our selling and marketing expenses were RMB5.5 million, RMB4.8 million and RMB7.6 million (US$1.2 million) in 2018, 2019 and 2020, respectively, accounting for 2.2%, 1.4% and 1.7% of our revenues for the same periods, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative and management personnel, depreciation and amortization of property and equipment for our management functions, and transaction costs in relation to previous financing activities. Our general and administrative expenses were RMB224.6 million, RMB57.3 million and RMB60.5 million (US$9.3 million) in 2018, 2019 and 2020, respectively, accounting for 88.5%, 17.0% and 13.6% of our revenues for the same periods, respectively. We recorded share-based compensation of RMB177.8 million in 2018 for our directors, officers and employees and certain external consultants for their services performed. We expect to incur additional costs related to complying with our reporting obligations after we become a public company under applicable securities laws.

Donation expenses

Our donation expenses consist of our donation made pursuant to a donation agreement entered into by us with a university fund in June 2018. Our donation expenses were RMB10.0 million, RMB10.0 million and nil in 2018, 2019 and 2020, respectively, accounting for 3.9%, 3.0% and nil of our revenues for the same periods, respectively.

Government grants

Our government grants consist primarily of general government subsidies relating to our school operation. Our government grants were RMB6.4 million, RMB6.6 million and RMB9.2 million (US$1.4 million) in 2018, 2019 and 2020, respectively, accounting for 2.5%, 2.0% and 2.1% of our revenues for the same periods, respectively.

Results of Operations

The following tables set forth a summary of our consolidated results of operations by amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Revenues
Revenue from customers	240,041	94.6	308,715	91.7	404,562	62,002	90.7
Revenue from government cooperative agreements(1)	13,647	5.4	27,804	8.3	41,272	6,325	9.3

Total revenues	253,688	100.0	336,519	100.0	445,834	68,327	100.0
Cost of revenues	(179,034)	(70.6)	(231,993)	(68.9)	(287,233)	(44,020)	(64.4)

Gross profit	74,654	29.4	104,526	31.1	158,601	24,307	35.6
Operating expenses and income
Selling and marketing expenses	(5,470)	(2.2)	(4,834)	(1.4)	(7,625)	(1,169)	(1.7)
General and administrative expenses	(224,576)	(88.5)	(57,284)	(17.0)	(60,475)	(9,268)	(13.6)
Government grants	6,384	2.5	6,606	2.0	9,185	1,408	2.1
Donation	(10,000)	(3.9)	(10,000)	(3.0)	—	—	—

(Loss)/income from operations	(159,008)	(62.7)	39,014	11.6	99,686	15,278	22.4
Other income/ (expenses):
Interest income	469	0.2	983	0.3	1,155	177	0.3
Interest expense	—	—	(1,407)	(0.4)	(5,368)	(823)	(1.2)
Change in fair value of contingent consideration	(731)	(0.3)	(1,144)	(0.3)	(379)	(58)	(0.1)
Foreign currency exchange (loss)/gain, net	(903)	(0.4)	(169)	(0.1)	(469)	(72)	(0.1)
Others, net	673	0.3	(217)	(0.1)	1,699	260	0.4

(Loss)/income before income taxes	(159,500)	(62.9)	37,060	11.0	96,324	14,762	21.6
Income tax expenses	(10,186)	(4.0)	(5,370)	(1.6)	(15,404)	(2,361)	(3.5)

Net (loss)/income	(169,686)	(66.9)	31,690	9.4	80,920	12,401	18.2

Other comprehensive income	—	—	—	—	144	22	0.0

Comprehensive (loss)/income	(169,686)	(66.9)	31,690	9.4	81,064	12,423	18.2
Non-GAAP Financial Measure
Adjusted net income(2)	29,710	11.7	40,464	12.0	80,920	12,401	18.2

(1)   Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools.

(2)   Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “—Non-GAAP Financial Measure” for details.

Non-GAAP financial measure

In evaluating our business, we consider and use one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net (loss)/income to adjusted net income:
Net (loss)/income	(169,686)	31,690	80,920	12,401
Add:
Share-based compensation expenses	177,764	—	—	—
Donation expenses	10,000	10,000	—	—
Transaction costs in relation to previous financing activities	15,449	322	—	—
Tax effects of adjustments(1)	(3,817)	(1,548)	—	—

Adjusted net income	29,710	40,464	80,920	12,401

(1)

Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate. There was no tax impact on the share-based compensation expenses adjustment because these expenses are non-deductible expenses for income tax.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 32.5% from RMB336.5 million in 2019 to RMB445.8 million (US$68.3 million) in 2020, primarily due to an increase in student enrollment, as a result of the expansion of our school network.

Our tuition income increased by 27.7% from RMB277.5 million in 2019 to RMB354.2 million (US$54.3 million) in 2020.

•

High schools. Our revenues from high schools increased by 35.8% from RMB168.3 million in 2019 to RMB228.6 million (US$35.0 million) in 2020 primarily due to a 28.7% increase in the number of our students enrolled in our high schools from 12,188 as of December 31, 2019 to 15,689 as of December 31, 2020.

•

Middle schools. Our revenues from middle schools increased by 26.0% from RMB72.1 million in 2019 to RMB90.8 million (US$13.9 million) in 2020 primarily due to a 14.0% increase in the number of our students enrolled in our middle schools from 7,576 as of December 31, 2019 to 8,637 as of December 31, 2020 and an increase in the average tuition per student of our middle schools in 2020.

•

Tutorial schools for Gaokao repeaters. Our revenues from tutorial schools for Gaokao repeaters increased by 5.6% from RMB31.5 million in 2019 to RMB33.2 million (US$5.1 million) in 2020 primarily due to a 4.7% increase in the number of our students enrolled in our tutorial schools from 1,472 as of December 31, 2019 to 1,541 as of December 31, 2020.

•

Tutorial schools for other training programs. Our revenues from tutorial schools for other training programs decreased by 71.0% from RMB5.7 million in 2019 to RMB1.6 million (US$0.3 million) in 2020 primarily because we disposed of certain tutoring business in September 2019.

Our boarding fees increased by 27.5% from RMB16.0 million in 2019 to RMB20.4 million (US$3.1 million) in 2020, in line with the increase in our student enrollment.

Our income from student-related services increased by 62.7% from RMB19.9 million in 2019 to RMB32.4 million (US$5.0 million) in 2020, primarily due to the sale of after-school educational materials started from 2020.

Our revenue from education and management service income increased by 73.5% from RMB21.2 million in 2019 to RMB36.9 million (US$5.6 million) in 2020, primarily due to an increase in the income from management services provided to various vendors of student catering services on campus caused by the the expansion of our existing schools and the establishment of new schools in 2020.

Our revenue from others remained relatively stable at RMB1.9 million and RMB2.0 million (US$0.3 million) in 2019 and 2020, respectively.

Cost of revenues

Our cost of revenues increased by 23.8% from RMB232.0 million in 2019 to RMB287.2 million (US$44.0 million) in 2020, primarily due to a 29.0% increase in staff costs from RMB148.5 million in 2019 to RMB191.5 million (US$29.3 million) in 2020 as a result of (1) an increase in the number of teachers from 1,525 as of December 31, 2019 to 1,969 as of December 31, 2020 to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up and (ii) support the ramp-up of certain recently-opened new schools; and (2) an increase in the average compensation for our teachers primarily attributable to bonuses for teachers teaching the graduating classes in our high schools; a 10.2% increase in student-related expenses from RMB23.7 million in 2019 to RMB26.1 million (US$4.0 million) in 2020 in line with the increase in our student enrollment; and a 11.6% increase in others from RMB36.5 million in 2019 to RMB40.7 million (US$6.2 million) in 2020 due to the increase in utilities and property fees along with our school expansion.

Gross profit

As a result of the foregoing, our gross profit increased by 51.7% from RMB104.5 million in 2019 to RMB158.6 million (US$24.3 million) in 2020, and our gross profit margin increased from 31.1% in 2019 to 35.6% in 2020.

Operating expenses and income

Our operating expenses decreased by 5.6% from RMB72.1 million in 2019 to RMB68.1 million (US$10.4 million) in 2020, primarily due to a decrease in our general and administrative expenses.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 57.7% from RMB4.8 million in 2019 to RMB7.6 million (US$1.2 million) in 2020, primarily due to our enhanced marketing efforts for schools opened in 2020.

•

General and administrative expenses. Our general and administrative expenses increased by 5.6% from RMB57.3 million in 2019 to RMB60.5 million (US$9.3 million) in 2020, primarily due to increased professional service fees and business travel expenses.

•	Donation expenses. Our donation expenses was RMB10.0 million in 2019, representing our donation to a university fund to assist the research on fundamental education program.

•

Government grants. Our operating income from government grants increased by 39.0% from RMB6.6 million in 2019 to RMB9.2 million (US$1.4 million) in 2020, which was generally in line with our school expansion.

Income from operations

As a result of the foregoing, our income from operations increased significantly from RMB39.0 million in 2019 to RMB99.7 million (US$15.3 million) in 2020.

Interest expense

Our interest expense increased significantly from RMB1.4 million in 2019 to RMB5.4 million (US$0.8 million) in 2020, primarily due to the sale and leaseback arrangements we entered into in August 2020. In August 2020, we entered into a sale and leaseback arrangement with a financing leasing company for a net financing proceeds of RMB93.5 million (US$14.3 million). Under the sale and leaseback arrangement, certain of our subsidiaries and schools, as the lessees, sold certain equipment, including computers, projectors and printers, to the lessor. Concurrent with the sale of the leased equipment, the lessees leased back all of the leased equipment sold to the lessor for a lease term of two years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets.

Income tax expense

Our income tax expense increased significantly from RMB5.4 million in 2019 to RMB15.4 million (US$2.4 million) in 2020, primarily due to our increased operating profits.

Net income

As a result of the foregoing, we had net income of RMB31.7 million in 2019 and RMB80.9 million (US$12.4 million) in 2020.

Adjusted net income

Our adjusted net income increased by 99.2% from RMB40.5 million in the 2019 to RMB80.9 million (US$12.4 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a comparison of our results of operations for the fiscal year ended December 31, 2019 and December 31, 2018, see the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in our prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on March 11, 2021, which is available on the SEC’s website at www.sec.gov.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implantation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and the SAT on July 27, 2011, enterprises located in Western China which have at least 70% of their income from the businesses falling within the Category of Encouraged Industries in Western China may enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2020. Yunnan WFOE, being a qualified enterprise located in Western China that completed the necessary filing, enjoys a preferential income tax rate of 15% effective from January 1, 2017 to December 31, 2019. According to the Measures for Handling Enterprise Income Tax Preferences, Yunnan WFOE may determine its own eligibility, file the enterprise income tax returns to enjoy such preferential tax treatment and retain relevant materials for future reference for 2019 and future years. Resort District Hengshui Experimental Secondary School is entitled to a five year enterprise income tax exemptions for certain revenues that meets relevant legal requirements in from January 1, 2018 through December 31, 2022 as determined by the local government authorities as non-profit organizations.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, including:

•	Exclusive Call Option Agreement;

•	School Sponsors’ and Directors’ Rights Entrustment Agreement;

•	Shareholders’ Rights Entrustment Agreement;

•	Power of Attorney;

•	Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement;

•	Equity Pledge Agreement;

•	Spousal Undertaking; and

•	Loan Agreement.

Our contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our affiliated entities when and to the extent permitted by PRC law.

As advised by our PRC legal counsel, Jingtian & Gongcheng, the ownership structures of Yunnan WFOE and our affiliated entities in China are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under ASC Topic 606: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfies a performance obligation.

For contracts with customers that contain multiple performance obligations, determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

The primary sources of our revenues are as follows:

Formal education services

Our revenue is principally derived from the provision of boarding school educational services to students. We offer formal education program at the middle school and high school.

Tuition and accommodation fees received from formal education services are generally paid in advance prior to the beginning of each semester. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears.

Each contract with a student in respect of the formal education services contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, registration and transportation services (collectively as “educational services”), delivery of educational books and related materials (collectively as “educational materials”), boarding services and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded contract liability and is reflected as a current liability as such amounts represent revenue that we expect to earn within one year. The academic year of our school is generally from September to January of the following year and from March to June. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

Revenue attributable to educational materials and meal catering services is recognized at point in time, when the control of the educational materials or underlying goods is passed to customers. We consider that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials and meal catering services on a gross basis.

Revenue from government cooperative arrangements

We have entered into certain long-term cooperative arrangements with local governments in areas where some of the schools are located. Pursuant to such arrangements, we are committed to admit certain number of local students as “publicly-sponsored students” who pay the tuition fees based on the amounts charged by a comparable public school. The difference between the fees charged by us to other students and the fees charged to publicly-sponsored students are subsidized by the local governments in the form of lump sum funding payments in the first few years of the cooperative arrangements. The government subsidies are recognized as “revenue from government cooperative arrangements” on a systematic basis when there is reasonable assurance that they will be received and we will comply with the conditions attaching to the agreements. In particular, revenue under these arrangements are recognized on a straight-line basis during the relevant school year, and over the estimated period to which the subsidies relate, based on the difference in average tuition fee for private students and for publicly-sponsored students and the number of publicly-sponsored students of each academic year. When we have received payments from the governments before educational services are provided to these publicly-sponsored students, a deferred revenue from governments is recognized when the payments are received.

Throughout the whole period of cooperative arrangements, the governments also provide free access to certain buildings and dormitories and assign certain number of teachers who originally work in other public schools to us. These subsidies are determined as non-monetary government grants in a nonreciprocal transfer for which the fair value is not reliably estimable. Accordingly, we recognize the asset or services and the relevant grants at their nominal amounts paid.

Tuition income from training programs

Revenue derived from providing Gaokao (the university entrance examination in China) repeaters’ education programs and other after-school is recognized over time, based on a straight-line basis over the program service period, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Education and management service fees

Revenue derived from (1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service, and (2) the meal catering services are outsourced to certain vendors and we charge management service fee from these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

We have assessed all variable considerations identified when determining the transaction price. In making such assessment, we may provide price concessions to the customers under education and management services contracts and royalty contracts in order to enter into new contracts or collect payments. We include the estimate of the concession in the amount of consideration to which it ultimately expects to be entitled.

VAT collected from customers is excluded from revenue. Our PRC subsidiaries and affiliated entities are subject to VAT. The deductible input VAT balance is recorded in prepaid expenses and other current assets, and VAT payable balance is recorded in the accrued expenses and other payables.

Share-based compensation

We account for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.

Share-based payment transactions with non-employees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

Restricted shares to directors, officers and employees

In December 2018, Long-Spring Education Group (our parent company prior to the completion of our internal corporate restructuring) granted 2,790,880 restricted shares to our directors, officers and employees at a share price at the range of RMB7 to RMB10 per share. These shares vested immediately on the date of grant. We received RMB27.1 million in proceeds from these grants and recognized the proceeds as equity contribution. Meanwhile, a shareholder of the former parent transferred 11,955,490 restricted shares to our directors, officers and employees at a share price at the range of nil to RMB7 per share. Among the 11,955,490 restricted shares, 11,500,840 restricted shares were transferred to relevant employees at nil consideration as such shares had been held by the transferor shareholder as a nominee on behalf of such employees. The 11,500,840 restricted shares were recognized as share-based compensation expenses of RMB158.5 million for the year ended December 31, 2018. For restricted shares granted and transferred to our directors, officers and the employees, the value of the restricted shares is determined on the fair value of the grant and transfer date, which is recognized as compensation expenses and a corresponding credit to equity on the grant and transfer date, representing the former parent’s equity contribution.

We recognized share-based compensation expenses of RMB172.9 million for the year ended December 31, 2018 related to the restricted share award granted and transferred in December 2018.

Restricted shares to non-employee consultants

In December 2018, the former parent granted 4,990 restricted shares to an external consultant at a share price of RMB10 per share. Meanwhile, a shareholder of the former parent transferred 713,110 restricted shares to another external consultant at a share price of RMB7 per share. The services performed by these external consultants to us include marketing, screening potential acquisition targets, strategic, business, operation, and financial planning services. These restricted shares granted to these consultants do not contain a performance commitment and vest immediately when they complete the performance.

We measure the fair value of restricted shares issued in exchange for services and recognize the related share-based compensation expenses when the counterparty completes the performance. We recognized share-based compensation expenses of RMB4.8 million relating to restricted shares granted and transferred to non-employee consultants, which were included in general and administrative expenses, for the year ended December 31, 2018.

The fair value of the restricted shares was estimated on the grant date for employees’ restricted shares or the performance completion date for non-employee consultants’ restricted shares using income approach-discounted cash flow method with the following assumptions used.

Date of the grant and date of performance completion	Class of shares	Fair value of the restricted share(1)	Weight average cost of capital (WACC)(2)	Discount for lack of marketability (DLOM)(3)	Purpose of valuation
		(RMB)
December 3, 2018	Restricted shares	13.80	15.00%	12.00%	To determine the fair value of restricted share

(1)	The estimated fair value of the restricted share was determined based on the equity value using income approach (discounted cash flow method).
(2)

WACC is the weighted average of the estimated rate of return required by equity and debt providers for an investment of this type. The required return rate from equity and debt holders relates to perceived risk.

(3)	According to the restricted period in the share incentive plan of the former parent, the DLOM that calculated and applied in this exercise as at the valuation date is 12%.

Employee benefits

Pursuant to relevant PRC regulations, we are required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 31% to 37% on employees’ salaries, up to a maximum amount stipulated by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(w) and Note 2(x) to our consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of December 31, 2018, 2019 and 2020, we had RMB58.6 million, RMB153.4 million and RMB208.4 million (US$31.9 million), respectively, in cash. All of our cash and restricted cash as of December 31, 2020 was held in China. Our cash and restricted cash primarily consist of cash on hand and cash at banks and restricted cash in connection with the bank loan. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funding from third-party financial institutions and the net proceeds we received from our initial public offering.

Although we consolidate the results of our affiliated entities, we do not have direct access to the cash or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and boarding fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement. We believe that our current available cash, anticipated cash flow from operations and expected funding from third-party financial institutions will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	90,663	101,686	122,472	18,770
Net cash used in investing activities	(125,100)	(21,474)	(30,859)	(4,729)
Net cash from/(used in) financing activities	34,753	14,642	(36,675)	(5,621)
Effect of exchange rate changes on cash	(76)	—	—	—

Net increase in cash and restricted cash	240	94,854	54,938	8,420
Cash and restricted cash at the beginning of the year	58,324	58,564	153,418	23,512

Cash and restricted cash at the end of the year	58,564	153,418	208,356	31,932

Operating activities

We generate cash from operating activities primarily from tuition and boarding fees for our schools. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester. Tuition and boarding fees for schools are initially recorded under contract liabilities and deferred revenue from governments. We recognize such amounts received as revenues proportionately over the relevant period in which the students attend the applicable programs.

Changes in cash flow from operating activities from 2019 to 2020

We had net cash generated by operating activities of RMB122.5 million (US$18.8 million) in 2020, compared to net cash generated by operating activities of RMB101.7 million in 2019. The increase in cash flow from operating activities in 2020 is primarily a result of:

(1)	a RMB49.2 million (US$7.5 million) increase in net income, mainly due to the synergies from expanded student enrollment from 21,236 as of December 31, 2019 to 25,867 as of December 31, 2020;

(2)

a RMB16.9 million (US$2.6 million) increase in accrued expenses and other payables in 2020, as compared to a RMB0.3 million decrease in 2019, mainly due to the increase in student catering vendor deposits received as more schools opened in 2020 and extended payments for certain operating payments; and

(3)

partially offset by a RMB23.2 million (US$3.6 million) increase in accounts receivable in 2020, as compared to a RMB0.8 million decrease in 2019, as there were certain delay in payments from governments cooperative arrangements in 2020.

Changes in cash flow from operating activities from 2018 to 2019

We had net cash generated by operating activities of RMB101.7 million in 2019, compared to net cash generated by operating activities of RMB90.7 million in 2018. The increase in cash flow from operating activities in 2019 is primarily a result of:

(1)

a RMB23.6 million increase in net income, excluding a non-cash share-based compensation of RMB177.8 million in 2018, mainly due to the synergies from expanded student enrollment from 15,186 as of December 31, 2018 to 21,236 as of December 31, 2019;

(2)	a RMB42.7 million increase in contract liabilities in 2019, as compared to a RMB35.4 million increase in 2018, as more student enrollment resulted in more tuition fee prepayments received;

(3)	a RMB6.8 million increase in deferred revenue from governments in 2019, as compared to a RMB1.7 million decrease in 2018, as more cash fund received under government cooperative arrangements; and

(4)

partially offset by (i) a RMB0.3 million decrease in accrued expenses and other payables in 2019, as compared to a RMB14.3 million increase in 2018, mainly affected by the transaction costs and professional service payments, and (ii) a RMB0.8 million decrease in accounts receivable in 2019, as compared to a RMB23.1 million decrease in 2018, as we collected the cash in 2018 which was related to 2017 and prior year’s royalty income from sale of certain copyrighted publications and books.

Investing activities

For 2020, we had net cash used in investing activities of RMB30.9 million (US$4.7 million), primarily attributable to (1) placement of time deposits of RMB95.8 million (US$14.7 million), (2) purchase of school equipment of RMB22.3 million (US$3.4 million), (3) deposits paid for establishment of a new school of RMB10.0 million (US$1.5 million), (4) loans to third parties of RMB7.1 million (US$1.1 million), offset by (1) withdraw of time deposits of RMB95.8 million (US$14.7 million), (2) repayments from advances to related parties of RMB5.3 million (US$0.8 million), (3) repayment from loans to related parties of RMB3.5 million (US$0.5 million), and (4) repayment from loans to ex-management of RMB3.5 million (US$0.5 million).

For 2019, we had net cash used in investing activities of RMB21.5 million, primarily attributable to (1) purchase of property and equipment of RMB32.0 million in connection with the construction of office buildings in certain schools, (2) issue loans to related parties and employees of RMB12.5 million, and (3) cash advanced to related parties of RMB9.8 million, offset by repayments from advances to related parties of RMB34.3 million.

For 2018, we had net cash used in investing activities of RMB125.1 million, primarily attributable to (1) purchase of property and equipment of RMB71.1 million in connection with (i) our construction of student dormitory buildings for certain of our schools to accommodate more students; and (ii) the operation of certain new schools in the ramp-up stage, (2) cash paid for the business combinations of RMB21.6 million relating to the acquisition of Ordos Hengshui Experimental High School in July 2018, and (3) cash advanced to related parties of RMB55.9 million, partially offset by repayments from advances to related parties of RMB24.4 million.

Financing activities

For 2020, we had net cash used in financing activities of RMB36.7 million (US$5.6 million), primarily attributable to (1) net proceeds from borrowings under financing arrangements of RMB93.5 million (US$14.3 million), and (2) net proceeds from bank loans of RMB17.6 million (US$2.7 million), offset by (1) deemed distribution to parent of RMB42.3 million (US$6.5 million), (2) dividends paid of RMB RMB42.3 million (US$6.5 million), (3) repayments of principal amount of borrowings under financing arrangements RMB25.6 million (US$3.9 million), (4) repayments of bank loans of RMB17.6 million (US$2.7 million), and (5) repayments of borrowings from a related party of RMB10.9 million (US$1.7 million).

For 2019, we had net cash generated from financing activities of RMB14.6 million, primarily attributable to net proceeds from borrowings under financing arrangement of RMB28.7 million and cash advanced from related parties of RMB24.0 million, partially offset by payments for advances from related parties of RMB18.0 million, repayments of principal amount of borrowings under financing arrangement of RMB9.6 million and payment of contingent consideration of RMB9.3 million.

For 2018, we had net cash generated from financing activities of RMB34.8 million, primarily attributable to capital injection of newly registered shareholders of Long-Spring Education of RMB27.1 million in October 2018, borrowings from a related party of RMB9.5 million and cash advanced from related parties of RMB26.0 million, partially offset by dividend paid of RMB27.9 million.

Capital Expenditures

We incurred capital expenditures of RMB72.0 million, RMB33.6 million and RMB23.9 million (US$3.7 million) in 2018, 2019 and 2020, respectively, primarily in connection with our purchase of school facilities and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, our subsidiaries and affiliated entities in China did not declare any dividend to their shareholders.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	75,682	11,599	6,746	13,237	11,200	44,499

We lease certain business premises for our schools under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB16.4 million, RMB13.0 million and RMB14.8 million (US$2.3 million) in 2018, 2019 and 2020, respectively.

As of December 31, 2020, we had a capital commitment of RMB50.0 million (US$7.7 million) pursuant to a school cooperative agreement.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G. Safe Harbor

See “Forward-looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaowei Zhang	37	Chairman and Chief Executive Officer
Lidong Zhu	50	Director and Chief Financial Officer
Guangzhou Zhao	67	Independent Director
Yuanlin Hu	49	Independent Director
Jianping Zhang	66	Education Inspector

Mr. Shaowei Zhang is the founder of our company. Mr. Zhang has served as the chairman of our board of directors and our chief executive officer since September 2018. Prior to founding our company, Mr. Zhang established and served as the principal of Kunming Qihang Education and Training School and Kunming Epoch Giant Tutorial School in 2006 and 2009, respectively. Mr. Zhang established Kunming College Student Private Tutorial Services Station and Kunming Xindenuo Accounting Training Center in 2003 and 2004, respectively. Mr. Zhang serves as a member of the Yunnan Provincial Committee of the Chinese People’s Political Consultative Conference and a director of Long-Spring Institute of Learning and Human Development of Tsinghua University. Mr. Zhang received his bachelor’s degree in accounting in 2006 and his master’s degree in business administration in 2012 from Kunming University of Science and Technology. Mr. Zhang is currently pursuing his doctorate degree in education from Tsinghua University.

Mr. Lidong Zhu is our chief financial officer, and has served as our director since August 2019. Prior to joining us, Mr. Zhu served as the chief financial officer and senior vice president of China New Higher Education Group Limited (HKEX: 2001) from March 2016 to March 2018, and an executive director of such company from August 2016 to March 2018. From March 2013 to February 2016, Mr. Zhu served as the vice president of China Greenland Rundong Auto Group Limited (HKEX: 1365). From August 2005 to February 2013, Mr. Zhu respectively served as the finance director and the chief financial officer of three reputable automobile companies: Chery Automotive Co., Ltd., Beiqi Foton Motor Co., Ltd. (SSE: 600166) and ZAP Inc. From May 1996 to July 2005, Mr. Zhu worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP and PricewaterhouseCoopers Zhong Tian LLP, accumulating over nine years’ experience of audit work. Mr. Zhu has been a member of Chinese Institute of Certified Public Accountant since December 1994. He received a bachelor’s degree in business management from Southwestern University of Finance and Economics in July 1993.

Mr. Guangzhou Zhao has served as our independent director since March 2021. Mr. Zhao is currently a professor at Kunming University of Science and Technology. Mr. Zhao has served as an independent director of the board of Yunnan Tin Co., Ltd. (SZSE: 000960) from 2012 to 2020. From 2003 to 2009, he served as an independent director of the board of Kunming Horti-Expo Garden Co., Ltd. (SZSE: 002293, currently known as Yunnan Tourism Co., Ltd.). From 2006 to 2017, Mr. Zhao served as the president of Kunming University of Science and Technology Oxbridge College. From 1994 to 2006, he served as the deputy dean of Kunming University of Science and Technology School of Management and Economics. From 1992 to 1994, he served as the deputy division director of Office of Science and Technology Administration of Yunnan Institute of Technology (currently known as Kunming University of Science and Technology). From 1988 to 1990, he served as the deputy division director of Department of Management of Yunnan Institute of Technology. Mr. Zhao received his bachelor’s degree in design and manufacture of tractors from Yunnan Institute of Technology in 1982 and his master’s degree from the System Science Institute of China Science Academy in 1988.

Mr. Yuanlin Hu has served as our independent director since March 2021. Mr. Hu is currently a professor for management and economics and a PhD supervisor at Kunming University of Science and Technology. Mr. Hu has served as an executive director of the eighth board of directors of Yunnan Province Accounting Society since 2017. Mr. Hu has served as the dean of department of accounting and a director of financial management institute at Kunming University of Science and Technology since 2013. Mr. Hu received his bachelor’s degree of in economics from Zhongnan University of Finance and Economics in 1995, his master’s degree and PhD in management from Kunming University of Science and Technology in 2001 and 2010, respectively.

Ms. Jianping Zhang has served as our education inspector since April 2014. Prior to joining us, Ms. Zhang served as the principal of the Zhongying Middle School of Kunming Zhonghui Education Group from March 2010 to March 2014. Ms. Zhang served as the principal of Kunming Experimental Middle School from July 2004 to December 2009. In 2006, Ms. Zhang was recognized as “Outstanding Teacher” by Kunming Education Bureau. Ms. Zhang received her bachelor’s degree in mathematics from Yunnan Normal University in February 1980.

The business address of our directors and executive officers is: No. 1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For 2020, the aggregate cash compensation to directors and executive officers was approximately RMB1.4 million (US$0.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and officers, see “—Share Incentive Plan.”

Share Incentive Plan

In January 2021, our board of directors approved the 2021 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Share Incentive Plan, or the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall be 3,524,435 ordinary shares, which constitutes 5.0% of the total outstanding ordinary shares of our company on an as-converted basis as of the date of the adoption of the 2021 Plan. As of the date of this annual report, we did not grant any option to purchase our ordinary shares.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

C. Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. We have no service contract with any of our director providing for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Yuanlin Hu, Lidong Zhu, and Guangzhou Zhao, and is chaired by Mr. Yuanlin Hu. Messrs. Guangzhou Zhao and Yuanlin Hu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yuanlin Hu qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Shaowei Zhang, Guangzhou Zhao, and Yuanlin Hu, and is chaired by Mr. Shaowei Zhang. Messrs. Guangzhou Zhao and Yuanlin Hu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Shaowei Zhang, Guangzhou Zhao, and Yuanlin Hu, and is chaired by Mr. Shaowei Zhang. Messrs. Guangzhou Zhao and Yuanlin Hu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE.

The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement, negligent or dishonest act to our detriment, misconduct or failure to perform his or her duty, disability, or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to anyone, any confidential information of our company, except for the benefits of our company or to other employees of us who have a need to know such confidential information in connection with our business. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer has also agreed that, during his or her term of employment and for a period of two years after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

In addition, we have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D. Employees

As of December 31, 2020, we had 2,413 full-time employees. The following table sets forth the breakdown of our employees as of December 31, 2020 by function.

Function	Number of Employees	% of Total
Teachers	1,969	81.6%
Administrative staff	362	15.0%
Supporting staff	82	3.4%

Total	2,413	100.0%

Our administrative staff primarily comprise our management and administrative personnel and principals. Our supporting staff primarily comprise personnel providing support and services in connection with our students’ campus life.

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We believe we maintain a good working relationship with our employees.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2021, for:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 86,838,700 ordinary shares, comprising 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares outstanding as of March 31, 2021, but excludes the treasury shares and the ordinary shares reserved for issuance under our 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on an as- converted basis		Percentage of total ordinary shares on an as- converted basis	Percentage of total voting power***
Directors and Executive Officers**:
Shaowei Zhang(1)	682,960		32,261,530	32,944,490		37.94%	65.25%
Lidong Zhu		*	—		*	*	*
Guangzhou Zhao	—		—	—		—	—
Yuanlin Hu	—		—	—		—	—
Jianping Zhang		*	—		*	*	*

All Directors and Executive Officers as a Group	1,051,100		32,261,530	33,312,630		38.36%	65.29%
Principal Shareholders:
Longwater Topco B.V.(2)	—		15,267,690	15,267,690		17.58%	30.85%
Visionsky Group Limited(1)	—		27,769,020	27,769,020		31.98%	56.11%
Long-Spring Education Management Limited(3)	7,054,570		—	7,054,570		8.12%	*
Long-Spring Education International Limited(4)	4,770,250		—	4,770,250		5.49%	*
Minglin Wu(4)	4,470,760		—	4,470,760		5.15%	*
Brightenwit Group Limited(1)	—		4,492,510	4,492,510		5.17%	9.08%

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
**

Except as indicated otherwise below, the business address of our directors and executive officers is No. 1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents (i) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Mr. Shaowei Zhang; (ii) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu. Ms. Yu Wu is the spouse of Mr. Shaowei Zhang; (iii) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest; (iv) 514,150 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 24.64% equity interest; and (v) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Mr. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Ms. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited. The registered office of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents 15,267,690 Class B ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol, each of whose address is EFMS, 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg. The business address of Longwater Topco B.V. is at Cornelis Schuytstraat 74, 1071 JL Amsterdam, the Netherlands.

(3)

Represents 7,054,570 Class A ordinary shares held by Long-Spring Education Management Limited. Long-Spring Education Management Limited is a British Virgin Islands company wholly owned as to 1.56% by Mr. Shaowei Zhang (see footnote (1)) and certain non-management employees, including Kang Su (41.36%), Kai Liu (16.71%), Yang Gui (10.20%), Ruzheng Xu (9.49%), Chaomin Shi (9.49%), Shaodong Zhang (6.52%), Xuehua Zhang (1.84%), Chaorui Feng (1.42%), Hong Tan (0.71%) and Baolong Song (0.71%), each of whose address is c/o Long-Spring Education Management Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

(4)

Represents 4,770,250 Class A ordinary shares held by Long-Spring Education International Limited. Long-Spring Education International Limited is a British Virgin Islands company wholly owned by certain of our non-management employees, including Minglin Wu (90.85%), Kang Su (8.35%), Xiaoli Li (0.60%) and Qiong Wang (0.20%), each of whose address is c/o Long-Spring Education International Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

To our knowledge, as of March 31, 2021, a total of 22,500,000 Class A ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADSs, representing approximately 25.9% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Advances to/repayment from/expenses paid on behalf of Mr. Shaowei Zhang, his family members or his affiliated entities

We, from time to time, provide short-term financing to Mr. Shaowei Zhang, his family members or affiliated entities to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these parties during the periods presented. The financing was provided in the form of interest-free advances or expenses paid on their behalf. The financing does not have a fixed term and is repayable upon demand. The related party companies have historically repaid advances and expenses upon demand. In 2018, 2019 and 2020, we provided short-term financing to Mr. Shaowei Zhang or his affiliated entities, including primarily the following:

•	Yunnan Huayiweiming Technology Co., Ltd.

•	Suzhou Long-Spring Education Technology Co., Ltd.

•	Yunnan Long-Spring Education Technology Co., Ltd.

•	Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd.

•	Xi’an Long-Spring Education Technology Co., Ltd.

•	Long-Spring Education Group

•	Yunnan Qidi Primary School

For 2018, we provided net interest-free financing of RMB31.5 million to such related parties, and received net repayment from such related parties of RMB24.5 million and RMB3.7 million (US$0.6 million) in 2019 and 2020. As of December 31, 2020, the remaining balance of our financing to such related parties was RMB73.8 million (US$11.3 million), which was fully settled in January 2021.

Disposal of subsidiaries to Mr. Zhang’s affiliated entities

In 2018, Yunnan Zhongchuang Education Tutorial School sold certain of its business to Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB3.4 million. In 2018, Long-Spring Education sold its 100% equity interest in Beijing Long-Spring Education Technology Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB0.7 million. In 2018, Long-Spring Education sold its 100% equity interest in Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of nil. As of December 31, 2020, the remaining balance of the consideration amount was RMB5.1 million (US$0.8 million), which was fully settled in January 2021.

Advances to certain senior management

After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing in the form of interest-free advances totaling RMB9.6 million to certain members of our senior management in 2019. These advances are secured by their shares in the former parent. One member of our senior management resigned in 2019. As of December 31, 2020, the remaining balance of the financing was RMB2.6 million (US$0.4 million), including amounts advanced to the resigned senior management, which was fully settled in January 2021.

Advances from/payment of advance from Mr. Zhang or his affiliated entities

We, from time to time, receive short-term financing from and receive payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities to support our business operations and working capital needs. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. We have historically repaid advances upon demand. In 2018, 2019 and 2020, we have received short-term financing from and received payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities, including primarily the following:

•	Long-Spring Education Group

•	Yunnan Qidi Primary School

•	Yunnan Three Three One Education Technology Co., Ltd.

For 2018, 2019 and 2020, such related parties provided net interest-free advance loans of RMB35.5 million, RMB6.0 million and RMB0.3 million (US$0.1 million), respectively, to us. As of December 31, 2020, the remaining balance of our advance loans from such related parties was RMB50.9 million (US$7.8 million), which was fully settled in January 2021.

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Shareholders Agreement

In January 2021, we entered into a shareholders agreement with certain holders of our ordinary shares, including Longwater Topco B.V., and our subsidiaries and affiliated entities. The shareholders agreement provides certain special rights to Longwater Topco B.V., including right of first refusal and co-sale rights, put option and drag-along rights, preemptive rights, and the right to appoint directors to our board of directors, and contains provisions governing our board of directors and other corporate governance matters. The shareholders agreement (including the special rights thereunder) was terminated in its entirety after our initial public offering, pursuant to a termination agreement that we concurrently signed with the parties under the shareholders agreement.

Registration Rights Agreement

We granted certain registration rights to Longwater Topco B.V. Set forth below is a description of the registration rights granted under the registration rights agreement.

Demand registration rights for registration on Form F-1. At any time or from time to time after six months following the closing of our initial public offering, holders of registrable securities then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice, provided that the anticipated aggregate gross offering price pursuant to such demand registration shall be no less than US$5.0 million. Upon such request, we shall use our best efforts to cause the registrable shares specified in the request to be registered and/or qualified for sale and distribution. We are obligated to effect no more than three demand registrations on Form F-1.

Demand registration rights for registration on Form F-3. If we qualify for registration on Form F-3, any registrable holder may make a written request to demand that we file a registration statement on Form F-3, provided that the anticipated aggregate gross offering price pursuant to such registration shall be no less than US$5.0 million. Upon such request, we shall use our best efforts to cause the registrable shares specified in the request to be registered and/or qualified for sale and distribution by the registrable holder from time to time in accordance with the methods of distribution elected by such registrable holder and set forth in the registration statement. We are obligated to consummate no more than two registrations on Form F-3.

Piggyback registration rights. If we propose to file a registration statement for a public offering of our securities, we shall promptly, but in no event less than 20 days prior to the proposed date of filing of such registration statement, give each registrable holder written notice of such registration. We shall offer such registrable holders the opportunity to register under such registration statement or include in such offering such number of registrable shares as the registrable holders may request in writing delivered to the us within 10 days after the date that our notice has been delivered.

Expenses of registration. We will generally bear all registration expenses, other than underwriting discounts, selling commissions, expenses charged by the depositary bank, and applicable transfer tax.

Termination of registration rights. The demand registration rights shall terminate with respect to a registrable holder upon the earlier of (1) the date on which such registrable holder holds no registrable share, or (2) the date that is the fifth anniversary following the consummation of our initial public offering.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Other Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract and labor and employment claims. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” and “—We may be involved in labor and employment related disputes and legal claims from time to time arising out of our operations.” We are currently not a party to, and are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

We declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of our subsidiaries in China to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs have been listed for trading on the New York Stock Exchange under the symbol “FHS” since March 11, 2021. Each ADS represents three Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed for trading on the New York Stock Exchange under the symbol “FHS” since March 11, 2021.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate into this annual report our second amended and restated memorandum and articles of association filed as Exhibit 1.1.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange in the PRC.”

E. Taxation

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of jurisdictions outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We do not believe that our Cayman Islands holding company meets all of the conditions above. Our Cayman Islands holding company is not a PRC resident enterprise for PRC tax purpose. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” However, there can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Jingtian & Gongcheng, our legal counsel as to PRC law, has advised us that however, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code.

This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities or other persons that elect mark-to-market treatment;

•	partnerships or other pass-through entities and their partners or investors;

•	tax-exempt organizations (including private foundations);

•	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

•	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

•	investors that have a functional currency other than the U.S. dollar; or

•

investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

In addition, this discussion does not address any state, local, alternative minimum tax, or non-U.S. tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat our affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets and projections as to the value of the ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the taxable year ending December 31, 2021 or the foreseeable future. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including the cash raised in our initial public offering. Under circumstances where we retain significant amounts of liquid assets, including cash raised in our initial public offering, or if our affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2021 or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including constructive distributions and the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is tradable on an established securities market in the United States. The ADSs are currently listed and tradeable on the New York Stock Exchange, an established securities market in the United States, and so we believe that we currently are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•

the amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined in the regulations) on the New York Stock Exchange. No assurances may be given regarding whether the ADSs qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “—Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to its particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-252076), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary, with our annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary makes such notices, reports and communications available to holders of ADSs and, upon our request, mails to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We received net proceeds of approximately US$42.4 million from our initial public offering, after deducting underwriting discounts and commissions and offering expenses paid by us. Assuming that we convert the full amount of the net proceeds from our initial public offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.5250 to US$1.00 to a rate of RMB7.1775 to US$1.00, will result in an increase of RMB31.2 million in our net proceeds from our initial public offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.5250 to US$1.00 to a rate of RMB5.8725 to US$1.00, will result in a decrease of RMB31.2 million in our net proceeds from our initial public offering.

Concentration of Credit Risk

Our credit risk arises from cash, prepaid expenses and other current assets and other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. We expect that there is no significant credit risk associated with the cash which are held by reputable financial institutions in the jurisdictions where our company, subsidiaries and affiliated entities are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have no significant concentration of credit risk with respect to its other receivables and prepayments. We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds received from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses the ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent three Class A ordinary shares (or a right to receive Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. As of the date of this annual report, we have not received any cash payment from The Bank of New York Mellon, the depositary for our ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-252076), as amended, in relation to our initial public offering of 7,500,000 ADSs representing 22,500,000 Class A ordinary shares, at an initial offering price of US$10.00 per ADS. The registration statement was declared effective by the SEC on March 10, 2021. Our initial public offering was closed on March 15, 2021. The Benchmark Company LLC, Valuable Capital Limited and TFI Securities and Futures Limited were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$42.4 million from our initial public offering, after deducting underwriting discounts and commissions and offering expenses paid by us. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$4.4 million, which included US$4.2 million for underwriting discounts and commissions and US$0.2 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we used US$25.7 million of the net proceeds received from our initial public offering for establishing new schools, making lease payments and funding working capital and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective as our management has identified a material weakness which is detailed under the section entitled “—Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. Following the identification of the material weakness, we have taken measures and plan to continue to take remedial measures.

To remedy our identified material weakness, we plan to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except for the measures to be adopted to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yuanlin Hu qualifies as an “audit committee financial expert” within the meaning of the SEC rules, and that he satisfies the independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended, which was incorporated by reference thereto in this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the periods indicated.

	2019	2020
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,871	9,611	1,479
All other fees(2)	700	—	—
Total	4,571	9,611	1,479

(1)

Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, review of our interim condensed consolidated financial statements, and assistance with and review of documents filed with the SEC.

(2)	All other fees represent the aggregate fees billed for the professional services rendered by our principal auditor for other permitted services.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks related to our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations in China. ”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Mr. Shaowei Zhang, our founder, chairman and chief executive officer, together with his spouse, Ms. Yu Wu, are able to exercise over 50% of the total voting power of our company. Therefore, we are a “controlled company” under the Corporate Governance Rules of the NYSE. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Corporate Governance Rules of the NYSE, and the requirement that our compensation committee and nominating and corporate governance committee consist entirely of independent directors. We currently rely on the exemptions with respect to (1) the requirement that a majority of the board of directors consist of independent directors, and (2) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are a ‘controlled company’ under the Corporate Governance Rules of the NYSE, and we, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

2.3*	Deposit Agreement

2.4*	Description of Securities

4.1	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.3	English translation of exclusive technical service and management consultancy agreement among Yunnan WFOE and our affiliated entities, dated December 13, 2018 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.4	English translation of business cooperation agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.5	English translation of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.6	English translation of equity pledge agreement among Yunnan WFOE, Long-Spring Education, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.7	English translation of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools, dated December 13, 2018 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.8	English translation of the executed form of power of attorney granted by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.9	English translation of the executed form of power of attorney granted by directors appointed by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.10	English translation of shareholders’ rights entrustment agreement among Yunnan WFOE, Long-Spring Education, and shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.11	English translation of the executed form of power of attorney granted by shareholders of Long-Spring Education and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.12	English translation of the executed form spousal undertaking granted by the spouse of each individual shareholder of Long-Spring Education and a schedule of all executed spousal undertaking adopting the same form (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.13	English translation of loan agreement among Yunnan WFOE, our schools, and Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.14	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

4.15	Subscription agreement, dated as of January 10, 2021, by and between the Registrant and Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)

8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 19, 2021January 13, 2021, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

First High-School Education Group Co., Ltd.

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Chairman and Chief Executive Officer

Date: April 22, 2021

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders

First High-School Education Group Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First High-School Education Group Co., Ltd. (“the Company”), its subsidiaries and its consolidated variable interest entity and its subsidiaries (“VIEs”) (collectively as the “Group”) as of December 31, 2019 and 2020, and the related consolidated statements of comprehensive income/(loss), changes in equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Chengdu, China

April 22, 2021

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Assets
Current assets
Cash		153,418	148,756
Restricted cash	10	—	59,600
Accounts receivable, net of allowance for doubtful accounts	3(a)	7,687	30,903
Amounts due from related parties	22(b)	82,225	80,464
Prepaid expenses and other current assets	4	21,803	53,450

Total current assets		265,133	373,173
Property and equipment, net	5	136,431	142,407
Intangible assets, net	6	50,705	48,976
Goodwill	7	40,218	40,218
Deferred tax assets	17	6,567	12,274
Amounts due from related parties	22(b)	5,600	500
Other non-current assets	8	10,707	18,524

Total assets		515,361	636,072

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Liabilities and Equity/(Deficit)
Current liabilities
Contract liabilities (including amounts of VIEs without recourse to the Company of RMB169,151 and RMB203,248 as of December 31, 2019 and 2020, respectively)	3(b)	171,303	203,482
Deferred revenue from governments (including amounts of VIEs without recourse to the Company of RMB17,789 and RMB13,770 as of December 31, 2019 and 2020, respectively)	3(c)	17,789	13,770
Borrowings under financing arrangements (including amounts of VIEs without recourse to the Company of RMB14,577 and RMB64,140 as of December 31, 2019 and 2020, respectively)	9	14,577	64,140
Bank loan	10	—	46,637
Accounts payable (including amounts of VIEs without recourse to the Company of RMB4,331 and RMB3,655 as of December 31, 2019 and 2020, respectively)		11,207	8,064
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB67,167 and RMB68,078 as of December 31, 2019 and 2020, respectively)	11	77,591	91,253
Income tax payables (including amounts of VIEs without recourse to the Company of RMB2,854 and RMB 5,763 as of December 31, 2019 and 2020, respectively)	17	6,055	15,377
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB54,065 and RMB72,648 as of December 31, 2019 and 2020, respectively)	22(b)	113,359	218,996

Total current liabilities		411,881	661,719
Contract liabilities (including amounts of VIEs without recourse to the Company of RMB3,790 and RMB7,274 as of December 31, 2019 and 2020, respectively)	3(b)	5,778	7,274
Deferred revenue from governments (including amounts of VIEs without recourse to the Company of RMB4,032 and RMB12,370 as of December 31, 2019 and 2020, respectively)	3(c)	4,032	12,370
Borrowings under financing arrangements (including amounts of VIEs without recourse to the Company of RMB7,453 and RMB28,643 as of December 31, 2019 and 2020, respectively)	9	7,453	28,643
Other payables (including amounts of VIEs without recourse to the Company of RMB 2,760 and RMB 6,276 as of December 31, 2019 and 2020, respectively)	11	3,686	9,607
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB12,323 and RMB11,933 as of December 31, 2019 and 2020, respectively)	17	12,323	11,933

Total liabilities		445,153	731,546

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
Liabilities and Equity/(Deficit)
Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	13	—	—
Additional paid-in capital	18(c)	221,791	64,128
Statutory reserves	18(d)	29,101	41,591
Accumulated other comprehensive income		—	144
Accumulated deficit	18(a)&(b)	(180,770)	(201,524)

Total equity/(deficit) attributable to the shareholders of the Company		70,122	(95,661)
Non-controlling interests		86	187

Total equity/(deficit)		70,208	(95,474)
Commitments and contingencies	21	—	—

Total liabilities and equity/(deficit)		515,361	636,072

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years Ended December 31,
	Note	2018	2019	2020
Revenues
Revenue from customers		240,041	308,715	404,562
Revenue from government cooperative agreements		13,647	27,804	41,272

Total revenues	15	253,688	336,519	445,834
Cost of revenues		(179,034)	(231,993)	(287,233)

Gross profit		74,654	104,526	158,601
Operating expenses and income
Selling and marketing expenses		(5,470)	(4,834)	(7,625)
General and administrative expenses		(224,576)	(57,284)	(60,475)
Government grants		6,384	6,606	9,185
Donation	16	(10,000)	(10,000)	—

(Loss)/income from operations		(159,008)	39,014	99,686
Other income (expenses):
Interest income		469	983	1,155
Interest expense		—	(1,407)	(5,368)
Change in fair value of contingent consideration		(731)	(1,144)	(379)
Foreign currency exchange loss, net		(903)	(169)	(469)
Others, net		673	(217)	1,699

(Loss)/income before income taxes		(159,500)	37,060	96,324
Income tax expenses	17	(10,186)	(5,370)	(15,404)

Net (loss)/ income		(169,686)	31,690	80,920

Attributable to
Shareholders of the Company		(169,686)	31,604	80,819
Non-controlling interests		—	86	101
Foreign currency translation adjustments, net of tax		—	—	144

Comprehensive (loss)/income		(169,686)	31,690	81,064

Attributable to
Shareholders of the Company		(169,686)	31,604	80,963
Non-controlling interests		—	86	101
(Loss)/earnings per ordinary share	19
Basic and diluted		RMB(2.50)	RMB0.45	RMB1.15
Weighted average number of ordinary share outstanding	19
Basic and diluted		67,914,968	70,488,700	70,488,700

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/ (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Ordinary shares*
	Note	Number of shares*	Amount	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Retained earnings/ (accumulated deficit)	Total equity/(deficit) attributable to the shareholders of the Company	Non- controlling interests	Total equity/ (deficit)
Balance as of January 1, 2018		67,692,830	—	16,878	—	16,108	50,919	83,905	—	83,905
Net loss for the year		—	—	—	—	—	(169,686)	(169,686)	—	(169,686)

Total comprehensive loss		—	—	—	—	—	(169,686)	(169,686)	—	(169,686)
Transfer to statutory reserve	18(d)	—	—	—	—	5,102	(5,102)	—	—	—
Capital injection in connection with 2018 share incentive plan of the Parent	14	2,795,870	—	27,149	—	—	—	27,149	—	27,149
Share-based compensation	14	—	—	177,764	—	—	—	177,764	—	177,764
Distribution of profits	18(a)	—	—	—	—	—	(80,614)	(80,614)	—	(80,614)

Balance as of December 31, 2018 and January 1, 2019		70,488,700	—	221,791	—	21,210	(204,483)	38,518	—	38,518

Net income for the year		—	—	—	—	—	31,604	31,604	86	31,690

Total comprehensive income		—	—	—	—	—	31,604	31,604	86	31,690
Transfer to statutory reserve	18(d)	—	—	—	—	7,891	(7,891)	—	—	—
Balance as of December 31, 2019 and January 1, 2020		70,488,700	—	221,791		29,101	(180,770)	70,122	86	70,208

Net income for the year		—	—	—	—	—	80,819	80,819	101	80,920
Other comprehensive income		—	—	—	144	—	—	144	—	144

Total comprehensive income		—	—	—	144	—	80,819	80,963	101	81,064
Transfer to statutory reserve	18(d)	—	—	—	—	12,490	(12,490)	—	—	—
Distribution to the Parent	18(b)	—	—	—	—	—	(89,083)	(89,083)	—	(89,083)
Dividend declared	18(c)	—	—	(157,663)	—	—	—	(157,663)	—	(157,663)

Balance as of December 31, 2020		70,488,700	—	64,128	144	41,591	(201,524)	(95,661)	187	(95,474)

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the Corporate Restructuring in January 2021 as discussed in Note 23(a).

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years Ended December 31,
	Note	2018	2019	2020
Cash flows from operating activities:
Net (loss)/income		(169,686)	31,690	80,920
Adjustments to reconcile net (loss) / income to net cash generated from operating activities:
Depreciation and amortization		8,557	14,210	19,237
Change of fair value of contingent consideration in a business combination		731	1,144	379
Allowance for other doubtful accounts		318	32	—
Share-based compensation expense	14	177,764	—	—
Deferred income taxes		(5,902)	(3,083)	(6,097)
Foreign currency exchange loss		903	169	469
Loss on disposal of property and equipment		—	—	55
Changes in operating assets and liabilities, net of effect of an acquisition and disposals:
Decrease/(increase) in accounts receivable		23,134	786	(23,216)
Decrease in amounts due from related parties		2,231	—	—
(Increase)/decrease in prepaid expenses and other current assets		(5,952)	1,650	(7,898)
Decrease/(increase) in other non-current assets		6,168	8,846	(2,831)
Increase in contract liabilities		35,443	42,681	33,675
Increase/(decrease) in accounts payable		2,685	794	(3,143)
Increase in amounts due to a related party	22(a)	—	—	413
Increase/(decrease) in income tax payable		1,622	(3,766)	9,322
(Decrease)/increase in deferred revenue from governments		(1,696)	6,822	4,319
Increase/(decrease) in accrued expenses and other payables		14,343	(289)	16,868

Net cash generated from operating activities		90,663	101,686	122,472

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years Ended December 31,
	Note	2018	2019	2020
Cash flows from investing activities
Acquisition of subsidiaries, net of cash received	7	(21,649)	—	—
Payments for purchase of property and equipment		(71,103)	(32,026)	(22,306)
Payments for purchase of intangible assets		(873)	(1,551)	(1,635)
Proceeds from sale of property and equipment		—	79	—
Advances to and expense paid on behalf of related parties	22(a)	(55,922)	(9,783)	(1,938)
Repayments from advances to related parties	22(a)	24,447	34,307	5,300
Loans to related parties	22(a)	—	(9,600)	—
Repayments from loans to related parties	22(a)	—	—	3,500
Repayments from loans to an ex-management	22(b)	—	—	3,500
Loans to employees	4	—	(2,900)	(450)
Repayments from loans to employees	4	—	—	250
Loans to third parties	4	—	—	(7,080)
Payment for school deposits for capital expenditures guarantee	8	—	—	(10,000)
Placement of time deposits		—	—	(95,800)
Withdrawal of time deposits		—	—	95,800

Net cash used in investing activities		(125,100)	(21,474)	(30,859)

Cash flows from financing activities:
Proceeds from issuance of restricted shares of the Parent	14	27,149	—	—
Dividend paid	18(a)	(27,880)	—	(42,300)
Borrowings from a related party	22(a)	9,467	—	—
Repayments of borrowings from a related party	22(a)	—	—	(10,933)
Advances from related parties	22(a)	26,017	24,008	374
Payments for advances from related parties	22(a)	—	(18,038)	(49)
Net proceeds from borrowings under financing arrangements	9	—	28,736	93,460
Repayments of principal amount of borrowings under financing arrangements	9	—	(9,570)	(25,607)
Net proceeds from a bank loan		—	—	17,568
Repayments of a bank loan		—	—	(17,568)
Payment of contingent consideration		—	(9,344)	—
Deemed distribution to the Parent	18(b)	—	—	(42,300)
Payments for initial public offering costs		—	(1,150)	(9,320)

Net cash generated from / (used in) financing activities		34,753	14,642	(36,675)

Effect of exchange rate changes on cash		(76)	—	—

Net increase in cash and restricted cash		240	94,854	54,938
Cash at beginning of year		58,324	58,564	153,418

Cash and restricted cash at end of year		58,564	153,418	208,356

Supplemental disclosures of cash flow information
Income tax paid		14,465	10,855	8,366
Interests paid		—	1,030	4,151
Supplemental disclosures of non-cash investing and financing activities
Payable for purchase of property and equipment		781	890	489
Payables for initial public offering costs		—	—	2,737
Payable for declared dividends	22(b)	52,734	—	157,663
Consideration payable for the acquisition of subsidiaries		37,852	—	—
Settlement of consideration payable with amounts due from former shareholder of the acquired subsidiary	4	—	10,344	826
Consideration receivables for disposal of subsidiaries		4,165	—	—
Deemed distribution to the Parent	18(b)&10	—	—	46,783

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

First High-School Education Group Co., Ltd. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 19, 2018. The Company, its subsidiaries and its consolidated variable interest entity and its subsidiaries (“VIEs”) (collectively as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including middle and high school and tutorial school in the People’s Republic of China (the “PRC”). The Company completed its initial public offering (“IPO”) on the New York Stock Exchange on March 11, 2021. Prior to January 12, 2021, the Company was wholly-owned by Long-Spring Education Group (the “Parent”). Upon completion of the corporate restructuring on January 12, 2021 as further described in Note 23(a), Long-Spring Education Group ceased to be the parent company of the Group.

As of December 31, 2020, the Company’s subsidiaries and consolidated VIEs are as follows.

Name	Place of establishment	Date of establishment	Equity interest attributable to the Group	Principal activities
Wholly owned subsidiaries
First High-School Education Group (BVI) Limited (“First High-School BVI”)	BVI	September 20, 2018	100%	Investment holding
First High-School Group Hong Kong Limited (“First High-School HK”)	Hong Kong	September 28, 2016	100%	Investment holding
Yunnan Century Long-Spring Education Technology Co., Ltd. (“Yunnan WFOE”)	The PRC	October 31, 2016	100%	Management consulting service
Beijing Hengzhong Education Consulting Co., Ltd.	The PRC	December 5, 2016	100%	Complementary education services
Yunnan Long-Spring Logistics Service Co., Ltd.	The PRC	September 16, 2015	100%	Education and management service

Name	Place of establishment	Date of establishment	Percentage of direct and indirect economic interest	Principal activities
VIEs:
Long-Spring Education Holding Group Limited	The PRC	September 20, 2011	100%	Management service
Yunnan Zhongchuang Education Tutorial Academy	The PRC	August 28, 2012	100%	Tutorial services
Resorts District Hengshui Experimental Secondary School	The PRC	April 4, 2014	100%	Formal education services*
Yunnan Hengshui Chenggong Experimental Secondary School	The PRC	July 23, 2015	100%	Formal education services*
Yunnan Hengshui Experimental Secondary School—Xishan School	The PRC	July 1, 2016	100%	Formal education services*
Yunnan Hengshui Yiliang Experimental Secondary School	The PRC	July 11, 2016	100%	Formal education services*
Yunnan Long-Spring Foreign Language Secondary School	The PRC	April 18, 2017	100%	Formal education services*

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Name	Place of establishment	Date of establishment	Percentage of direct and indirect economic interest	Principal activities
VIEs:
Ordos Hengyue Education Technology Co., Ltd.	The PRC	July 8, 2017	100%	Investment holding
Beijing Hengyue Education Technology Co., Ltd.	The PRC	July 11, 2017	100%	Management service
Qujing Hengshui Experimental Secondary School	The PRC	July 18, 2017	100%	Formal education services*
Yunnan Yuxi Hengshui Experimental High School	The PRC	August 3, 2017	100%	Formal education services*
Ordos Hengshui Experimental High School	The PRC	August 4, 2017	100%	Formal education services*
Kunming Guandu Hengshizhong Education Tutorial School Co., Ltd.	The PRC	January 10, 2019	100%	Tutorial services
Xinping Hengshui Experimental High School Co., Ltd.	The PRC	July 5, 2019	100%	Formal education services*
Xinping Hengshui Experimental Middle School	The PRC	June 14, 2019	100%	Formal education services*
Shanxi Long-Spring Enterprise Management Co., Ltd.	The PRC	June 20, 2019	56%	Investment holding
Datong Hengshi Gaokao Tutorial School	The PRC	June 20, 2019	56%	Tutorial services
Yunnan Bainian Long-Spring Technology Co., Ltd.	The PRC	May 11, 2020	56%	Management consulting service
Guizhou Long-Spring Century Technology Co., Ltd.	The PRC	June 17, 2020	100%	Management consulting service
Guizhou Hengshizhong Technology Co., Ltd.	The PRC	July 1, 2020	56%	Management consulting service
Zhenxiong Bainian Long-Spring Technology Co., Ltd.	The PRC	July 2, 2020	56%	Management consulting service
Xishuangbanna Hengshui Experimental High School	The PRC	July 20, 2020	100%	Formal education services*
Yunnan Hengshui Qiubei Experimental High School	The PRC	July 21, 2020	100%	Formal education services*
Yunnan Hengshui Wenshan Experimental High School	The PRC	August 3, 2020	56%	Formal education services*
Guizhou Mingde Tutorial School	The PRC	September 1, 2020	56%	Tutorial services
Yunnan Hengshui Zhenxiong High School	The PRC	September 1, 2020	56%	Formal education services*
Yunnan Hengshui Experimental Secondary School—Mengla School	The PRC	September 4, 2020	100%	Formal education services*
Long-Spring Education Group (Yunnan) Hengshui Experimental School Management Co., Ltd.	The PRC	December 24, 2020	100%	Management consulting service

*	Formal education services include middle, high and international school services.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘US GAAP’’).

The consolidated financial statements are presented in Renminbi (‘‘RMB’’), rounded to the nearest thousand.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to pursue financing arrangements to support its working capital requirements.

The Group has carried out a review of its cash flow forecast for the twelve months ending December 31, 2021. Based on such forecast, management believe that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management have considered historical cash requirements, working capital and capital expenditures plans, estimated cash flows provided by operations, existing cash on hand, time deposits, as well as other key factors, including the existing loan facilities from the banks, its ability to obtain other external financing and the completion of the Company’s initial public offering (“IPO”) on New York Stock Exchange on March 11, 2021. Management believes the assumptions used in the cash forecast are reasonable.

(b)	Principles of consolidation of VIEs

In order to comply with the PRC laws and regulations which prohibit foreign ownership of companies and institutions in compulsory educational services at middle school levels and restrict foreign investment in educational services businesses at the high school level, the Group operates its restricted business in the PRC through its VIEs, whose equity interest are held by the founders of the Group. The Group obtained the control over these VIEs by entering into a series of contractual agreements as details below:

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education Holding Group Limited (“Long-Spring Education”) unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in Long-Spring Education at the lowest price applicable under PRC laws and regulations. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education also refrain from (1) selling, assigning, transferring, or otherwise disposing of the equity or sponsorship interest, (2) increasing or reducing the capital investment, (3) dividing the affiliated entities into or merging it with other entities, (4) disposing of any of the assets of the affiliated entities, (5) terminating or contradicting any material contract entered into by the affiliated entities, (6) procuring the affiliated entities to enter into transactions that may have material impact on their assets, liabilities, operations, equity structure, or other legal rights, (7) procuring the affiliated entities to declare or distribute profits and/or returns, (8) amending the article of association of the affiliated entities, and (9) allowing the affiliated entities to undertake any material obligation beyond normal business activities.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

School Sponsor’s and Directors’ Rights Entrustment Agreement

Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school, including but not limited to the right to appoint and/or elect directors, council members, and supervisors of the school, right to review the resolutions of the board of directors and the financial statement of the school, right to transfer school sponsor’s interest, and right to decide whether the school would be for-profit or non-profit. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school, including but not limited to the right to attend meetings of the board of directors and vote, right to sign board resolutions and other legal documents and other rights of directors under the school’s articles of association and the applicable PRC laws.

Shareholders’ Rights Entrustment Agreement

Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of Long-Spring Education, including but not limited to the right to attend shareholder’s meeting and vote, right to sign shareholders’ resolutions and other legal documents, right to instruct the directors and other rights of shareholders under the school’s articles of association and the applicable PRC laws.

Power of Attorney

Pursuant to the school sponsors’ power of attorney, each school sponsor authorized and appointed Yunnan WFOE as its agent to exercise on its behalf a school sponsor’s rights. Pursuant to the directors’ power of attorney, each director of Long-Spring Education authorized and appointed Yunnan WFOE as his/her agent to exercise on his/her behalf a director’s rights. Pursuant to the shareholders’ power of attorney, each shareholder of Long-Spring Education authorized and appointed Yunnan WFOE as his/her/its agent to exercise on his/her/its behalf a shareholder’s rights.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of Long-Spring Education unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in Long-Spring Education, as well as all related rights, to Yunnan WFOE as security for performance of all the contractual arrangements. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education must not transfer the equity interest or create further pledge or encumbrance over the pledged equity interest. They also waived any pre-emptive rights upon enforcement, and Yunnan WFOE can enforce upon default by transferring all or part of the equity interest, selling the pledged equity interest, or disposing of the pledged equity interest in any other way to the extent permitted by PRC laws and regulations.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Spousal Undertaking

Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education, including its pledge, transfer, and disposal in any other forms. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to Long-Spring Education’s subsidiaries and affiliated schools. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE. This undertaking will not terminate until Yunnan WFOE and the spouses terminate it in writing.

Loan Agreement

Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE. This agreement will terminate when all equity interests of the Long-Spring Education are transferred to Yunnan WFOE.

The agreements that transfer economic benefits of Long-Spring Education to the Group include:

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement

Pursuant to the exclusive technical service and management consultancy agreement and business cooperation agreement, Yunnan WFOE provides exclusive technical services to Long-Spring Education VIEs, including software, website, and on-site technical support and training. It also provides exclusive management consultancy services such as staff training, student recruitment support, internal management advisory, and market research and public relations. Each of the Long-Spring Education VIEs pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation. Yunnan WFOE also reserves the exclusive proprietary rights to any technology or intellectual property developed in the course of the provision of services under the agreements. Without the prior written consent of Yunnan WFOE, Long-Spring Education VIEs cannot accept services provided by or establish similar cooperation relationship with any third-party. The agreements will remain effective unless Yunnan WFOE and/or the designated entity fully exercised its purchase rights pursuant to the exclusive call option agreement or unilaterally terminated by Yunnan WFOE with a 30-day advance notice. Unless otherwise required by applicable PRC laws, Long-Spring Education VIEs do not have any right to terminate the agreements.

Under the above agreements, the shareholders of Long-Spring Education irrevocably granted Yunnan WFOE the power to exercise all voting rights to which they were entitled. In addition, Yunnan WFOE has the option to acquire all of the equity interests in Long-Spring Education, to the extent permitted by the PRC laws and regulations, for nominal consideration. Finally, Yunnan WFOE is entitled to receive service fees for certain services to be provided to Long-Spring Education.

The Exclusive Call Option Agreement and Power of Attorney provide the Group with effective control over the Long-Spring Education, while the Equity Pledge Agreements secure the obligations of the shareholders of Long-Spring Education under the relevant agreements.

Because the Group has (i) the power to direct the activities of Long-Spring Education, that most significantly affect its economic performance and (ii) the right to receive substantially all of the benefits from Long-Spring Education, the Group is deemed the primary beneficiary of Long-Spring Education. Accordingly, the Company consolidates VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In December 2018, in connection with 2018 Share Incentive Plan, certain management personnel and employees of the Group through establishment of limited partnership entities (“PRC Partnership entities”) became legal shareholders of Long-Spring Education. The above VIE agreements (“2016 VIE Agreements”) were terminated and concurrently, new contractual VIE Agreements were entered into among Long-Spring Education, Long-Spring Education’s shareholders (including PRC Partnership entities) and Yunnan WFOE. The terms of the new contractual arrangements among Long-Spring Education, PRC Partnership entities and Yunnan WFOE are identical to the terms of the 2016 VIE Agreements.

Risks in relation to VIE structure

As Long-Spring Education VIEs were established as limited liability companies or organizations under the PRC law, their creditors do not have recourse to the general credit of Yunnan WFOE for the liabilities of Long-Spring Education VIEs, and Yunnan WFOE does not have the obligation to assume the liabilities of Long-Spring Education VIEs.

The Group believes that the contractual arrangements with Long-Spring Education VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

Long-Spring Education and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Long-Spring Education, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.

•

Long-Spring Education and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

		As of December 31,
		2019	2020
	Note
Current assets
Cash		130,785	138,375
Accounts receivable, net of allowance for doubtful accounts		7,674	20,407
Amounts due from related parties	i	129,639	238,621
Prepaid expenses and other current assets		12,732	30,959

Total current assets		280,830	428,362
Property and equipment, net		53,194	59,771
Intangible assets, net		47,932	44,858
Goodwill		40,218	40,218
Deferred tax assets		2,911	7,371
Other non-current assets		4,438	16,252

Total assets		429,523	596,832

Current liabilities
Contract liabilities		169,151	203,248
Deferred revenue from governments		17,789	13,770
Borrowings under financing arrangements		14,577	64,140
Accounts payable		4,331	3,655
Accrued expenses and other payables		67,167	68,078
Income tax payables		2,854	5,763
Amounts due to related parties	ii	54,056	72,648

Total current liabilities		329,925	431,302
Contract liabilities		3,790	7,274
Deferred revenue from governments		4,032	12,370
Borrowings under financing arrangements		7,453	28,643
Other payables		2,760	6,276
Deferred tax liabilities		12,323	11,933

Total liabilities		360,283	497,798

Notes:

(i):

Amounts due from related parties consisted of (a) amounts due from related parties as disclosed in Note 22 and (b) inter-company receivables for advances made by the VIEs to other companies within the Group.

(ii):

Amounts due to related parties consisted of (a) amounts due to related parties as disclosed in Note 22 and (b) inter-company payables for advances received by VIEs from other companies within the Group.

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Years Ended December 31,
	2018	2019	2020
Net revenues	224,492	308,884	392,860
Net income	8,160	16,539	29,416

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	Years Ended December 31,
	2018	2019	2020
Net cash generated from operating activities	96,270	139,444	95,914
Net cash (used in)/generated from investing activities	(89,927)	30,548	(32,286)
Net cash generated from financing activities	25,269	28,202	68,011

The unrecognized revenue producing assets that are held by the VIEs comprise of assembly workforce and intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for management services provided by other entities within the Group were RMB32,515, RMB47,056 and RMB75,802 for the years ended December 31, 2018, 2019 and 2020, respectively.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple performance obligations, estimate of the contract period of the government cooperative agreements, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other current assets, the realization of deferred income tax assets, the fair value of share-based compensation awards and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Cash, cash equivalents and restricted cash

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

The Group does not have any cash equivalents as of December 31, 2019 and 2020.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group’s restricted cash represents deposits in connection with the bank loan as disclosed in Note 10.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Cash and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,
	2019	2020
Cash	153,418	148,756
Restricted cash	—	59,600

Total cash and restricted cash	153,418	208,356

(e)	Fair value of financial instruments

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying values of financial instruments, which consist of cash, restricted cash, accounts receivable, net of allowance for doubtful accounts, amounts due from related parties, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, bank loan and amounts due to related parties are measured at amortized cost which approximates their fair value due to the short-term nature of these instruments.

The borrowings under financing arrangements is measured at amortized cost. The fair value of these long-term debt obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

(f)	Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities. Accounts receivable are recorded at the billing amount, net of an allowance for doubtful account and is recognized in the period when the Company’s right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Group reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A contract liability is the obligation to provide services or goods to a customer for which the Group has received consideration from the customer. If a customer pays the consideration before the Group provides services or goods to the customer, a contract liability is recognized when the payment is made or the payment is due.

(g)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Category	Estimated useful life
Buildings	18 - 20 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Furniture and office equipment	6 - 10 years
Electronic equipment	4 - 5 years
Vehicles	5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

(h)	Leases

Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Group records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

Rental costs on operating leases are charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for the Group’s intended use are recognized as rental expenses and are not capitalized.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(i)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Liability-classified contingent consideration is measured at fair value at the acquisition date, and is remeasured at fair value at each subsequent reporting date (with changes in fair value recognized in the consolidated statement of comprehensive income/ (loss)) until the contingency is resolved.

(j)	Intangible assets

Acquired intangible assets comprised of government cooperative agreements and software. The government cooperative agreements acquired from business combination is recognized and measured at fair value and the acquired software are measured at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Category	Estimated useful life
Systems software	2-10 years
Government cooperative agreements	17 years

(k)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2018, 2019 and 2020.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2018, 2019 and 2020.

(m)	Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)	Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Accounting Standards Update (“ASU”) No. 2104-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”): (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

For contracts with customers that contain multiple performance obligations, determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The primary sources of the Group’s revenues are as follows:

Formal education services

The Group’s revenue is principally derived from the provision of boarding school educational services to students. The Group offers formal education program at the middle school and high school.

Tuition and accommodation fees received from formal education services are generally paid in advance prior to the beginning of each semester. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears.

Each contract with a student in respect of the formal education services contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, registration and transportation services (collectively as “educational services”), delivery of educational books and related materials (collectively as “educational materials”), boarding services and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded contract liability and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to June. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

Revenue attributable to educational materials and meal catering services is recognized at point in time, when the control of the educational materials or underlying goods is passed to customers. The Group considers that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials and meal catering services on a gross basis.

Revenue from government cooperative arrangements

The Group has entered into certain long-term cooperative arrangements with local governments in areas where some of the schools are located. Pursuant to such arrangements, the Group is committed to admit certain number of local students as “publicly-sponsored students” who pay the tuition fees based on the amounts charged by a comparable public school. The difference between the fees charged by the Group to other students and the fees charged to publicly-sponsored students are subsidized by the local governments in the form of lump sum funding payments in the first few years of the cooperative arrangements. The government subsidies are recognized as “revenue from government cooperative arrangements” on a systematic basis when there is reasonable assurance that they will be received and the Group will comply with the conditions attaching to the agreements. In particular, revenue under these arrangements are recognized on a straight-line basis during the relevant school year, and over the estimated period to which the subsidies relate, based on the difference in average tuition fee for private students and for publicly-sponsored students and the number of publicly-sponsored students of each academic year. When the Group has received payments from the governments before educational services are provided to these publicly-sponsored students, a deferred revenue from governments is recognized when the payments are received.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Throughout the whole period of cooperative arrangements, the governments also provide free access to certain buildings and dormitories and assign certain number of teachers who originally work in other public schools to the Group. These subsidies are determined as non-monetary government grants in a nonreciprocal transfer for which the fair value is not reliably estimable. Accordingly, the Group recognizes the asset or services and the relevant grants at their nominal amounts paid.

Tuition income from training programs

Revenue derived from providing Gaokao (the university entrance examination in China) repeaters’ education programs and other after-school is recognized over time, based on a straight-line basis over the program service period, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Education and management service fees

Revenue derived from 1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. and 2) the meal catering services are outsourced to certain vendors and the Group charges management service fee from these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group may provide price concessions to the customers under education and management services contracts in order to enter into new contracts or collect payments. The Group includes the estimate of the concession in the amount of consideration to which it ultimately expects to be entitled.

VAT collected from customers is excluded from revenue. The Company’s PRC subsidiaries and VIEs are subject to VAT. The deductible input VAT balance is recorded in prepaid expenses and other current assets, and VAT payable balance is recorded in the accrued expenses and other payables.

(o)	Cost of revenues

Cost of revenues consists primarily of salaries to instructors and tutors, rental expenses for office and school space, depreciation and amortisation of properties and equipment, teaching materials and other costs directly attributable to the provision of the service revenue.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(p)	Selling and marketing expenses

Selling and marketing expense mainly consists of advertising costs which are expensed as incurred. Advertising costs amounted to RMB5,470, RMB4,834 and RMB7,625 for the years ended December 31, 2018, 2019 and 2020, respectively.

(q)	Government grants

Except for the subsidies received under the government cooperative arrangements described in Note 2(n), government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of comprehensive income/ (loss). Subsidies that are not associated with expenses are recognized as income from government grants.

(r)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is ‘‘more-likely-than-not’’ that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a ‘‘more-likely-than-not’’ realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

(s)	Share-based compensation

The Group accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Share-based payment transactions with nonemployees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

The award in the shares of the Parent of the Group granted to employees and non-employees of the Group would be accounted for as employee and non-employee awards in the Group’s consolidated financial statements. Compensation cost related to the grant of these share awards would be recorded at the Group level with a corresponding credit to equity, representing Parent’s equity contribution.

For further information on share-based compensation, see Note 14 below.

(t)	Employee benefits

Pursuant to relevant PRC regulations, the Group is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 31% to 37% on employees’ salaries, up to a maximum amount specified by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income/ (loss) when the related service is provided.

(u)	Foreign currency translation and foreign currency risks

The Group use RMB as its reporting currency. The functional currency of the Company, First High-School BVI and First High-School HK is the USD, whereas the functional currency of its PRC subsidiaries and consolidated VIEs is the RMB.

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year.

Translation adjustments are reported in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash denominated in RMB amounted to RMB153,418 and RMB148,756 as of December 31, 2019 and 2020, respectively.

(v)	Concentration of credit risk

The Group’s credit risk arises from cash, prepaid expenses and other current assets and other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentration of credit risk with respect to its other receivables and prepayments.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(w)	Recently adopted accounting pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which changes the fair value measurement disclosure requirements of Topic 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for the Group for periods beginning after December 15, 2019. The Group adopted the standard as of January 1, 2020, which did not result in a material impact on the consolidated financial statements.

(x)	Recently issued accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The guidance is effective for the Group for periods beginning after December 15, 2020. Early adoption is allowed. The Group would adopt the standard on January 1, 2021 and the adoption of this standard is not expected to have a material impact on the consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 key changes include hybrid tax regimes, intraperiod tax allocation exception, and interim-period accounting for enacted changes in tax law. Early adoption is permitted, including adoption in any interim period or annual reports for which financial statements have not yet been made available for issuance. The guidance is effective for the Group for annual periods beginning after December 15, 2021. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In January 2017, FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for the Group for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments and issued a series of subsequent amendments to the initial guidance. These ASUs require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. These ASUs eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in these ASUs are effective for the Group for its fiscal years beginning after December 15, 2022, with early adoption permitted. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the guidance in ASC Topic 840, Leases. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right-of-use asset and lease liability, and additional qualitative and quantitative disclosures. In July 2018, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Furthermore, in June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU No. 2016-02 for certain entities. This update is effective for the Group for annual reporting periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

3	CONTRACT BALANCES

(a)	Accounts receivable, net

Accounts receivable, net consisted of the following:

		As of December 31,
	Note	2019	2020
Accounts receivable derived from governments cooperative arrangements	(i)	2,772	15,983
Accounts receivable from other customers	(ii)	4,915	14,920

Accounts receivable		7,687	30,903
Less: allowance for doubtful accounts		—	—

Accounts receivable, net		7,687	30,903

Note (i):

Accounts receivable derived from government cooperative arrangements were recorded when the educational services have been provided to publicly-sponsored students and the receivables are due in accordance with the payment schedule in the relevant agreements with the governments.

Note (ii):

When rendering education and management services and other services, the Group generally bills its customers in the period when the Group’s right to consideration is unconditional and transfer control over services in accordance with the contract terms.

No allowance for doubtful accounts was provided to accounts receivable as of December 31, 2019 and 2020 respectively.

The aging analysis is as follows:

	As of December 31,
	2019	2020
Within 90 days (inclusive)	7,687	12,580
Over 90 days but within 1 year (inclusive)	—	18,323

	7,687	30,903
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	7,687	30,903

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)	Contract liabilities

The balances of the Group’s contract liabilities are as following:

	As of December 31,
	2019	2020
Current liabilities	171,303	203,482
Non-current liabilities	5,778	7,274

Contract liabilities	177,081	210,756

The contract liabilities primarily relate to up-front payments from the Group’s customers for the formal educational services and training programs. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities.

Movements in contract liabilities:

	2019	2020
Balance as of January 1,	134,400	177,081
Increase in contract liabilities as a result of receiving advances	328,329	399,410
Decrease in contract liabilities as a result of recognition of revenues during the year	(285,648)	(365,735)

Balance as of December 31,	177,081	210,756

(c)	Deferred revenue from governments

The balances of the Group’s deferred revenue under government cooperative arrangements are as follows:

	As of December 31,
	2019	2020
Current liabilities	17,789	13,770
Non-current liabilities	4,032	12,370

Deferred revenue from governments	21,821	26,140

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Movements in deferred revenue from governments:

	2019	2020
Balance as of January 1,	14,999	21,821
Addition during the year	31,854	32,380
Recognized in revenue during the year	(25,032)	(28,061)

Balance as of December 31,	21,821	26,140

Deferred revenue from governments results from the financing funding collected from the governments for publicly-sponsored students before educational service are delivered to these students. The amount is recognized as revenue when the educational service are delivered to these students.

(d)	Transaction price allocated to the remaining performance obligation

As of December 31, 2020, approximately RMB210,756 of total revenues are expected to be recognized in future periods, which will be recognized over the next three years.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

		As of December 31,
	Note	2019	2020
Advances to third parties		2,000	2,000
VAT recoverable		5,057	2,962
Advances to employees		1,422	1,448
Loans to employees		—	550
Loans to third parties	(i)	—	7,080
Deferred offering expense	(ii)	1,150	13,207
Other deferred expenses		2,880	4,341
Prepaid rental fees		5,859	3,206
School deposits	8(i)	—	8,000
Deposits for financing arrangements	9	—	4,064
Other deposits		1,460	2,640
Prepayments for goods and services		1,815	2,415
Low-value consumables		1,393	1,469
Others		1,301	2,602

		24,337	55,984
Less: allowance for doubtful accounts		(2,534)	(2,534)

Prepaid expenses and other current assets		21,803	53,450

Note	(i): The balances of RMB7,080 were interest-free loans to third parties which were due within one year. The amounts were collected in April 2021.
Note	(ii): Deferred offering expenses were direct incremental fees in relation to IPO. The amounts will reduce the net proceeds received and offset the equity upon the completion of the IPO.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
At cost:
Buildings	93,231	94,004
Leasehold improvement	34,560	44,379
Furniture and office equipment	11,982	15,371
Electronic equipment	20,472	23,695
Vehicles	2,783	4,150
Construction in progress	—	3,211

	163,028	184,810
Less: accumulated depreciation	(26,597)	(42,403)

Property and equipment, net	136,431	142,407

As of December 31, 2019 and 2020, certain furniture and office equipment and electronic equipment of the Group with net book value of RMB22,221 and RMB19,086, respectively, were pledged pursuant to borrowings under financial arrangement as disclosed in Note 9.

Depreciation of property and equipment were RMB7,194, RMB10,925 and RMB15,873 for the years ended December 31, 2018, 2019 and 2020, respectively, and included in the following captions:

	Years Ended December 31,
	2018	2019	2020
Cost of revenues	3,629	7,449	10,788
General and administrative expenses	3,565	3,476	5,085

Total	7,194	10,925	15,873

6	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2019	2020
Systems software	3,391	5,026
Government cooperative agreements	52,000	52,000

	55,391	57,026
Less: accumulated amortization	(4,686)	(8,050)

Intangible assets, net	50,705	48,976

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Group’s government cooperative agreements were acquired in a business combination (Note 7) for the cooperation with local governments to admit certain number of publicly-sponsored students. The cooperation period is 17 years as stipulated on these cooperative agreements.

Amortisation of intangible assets were RMB1,363, RMB3,285 and RMB3,364 for the years ended December 31, 2018, 2019 and 2020, respectively.

Estimated future amortisation expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2021	3,420
2022	3,420
2023	3,420
2024	3,420
2024	3,420
Thereafter	31,876

Total	48,976

7	BUSINESS COMBINATION AND GOODWILL

The movement of goodwill is set out as below:

	2018	2019	2020
Balance as of January 1,	—	40,218	40,218
Addition during the year	40,218	—	—

Balance as of December 31,	40,218	40,218	40,218

The Group did not incur impairment loss on goodwill for the years ended December 31, 2018, 2019 and 2020.

Beijing Hengyue Acquisition

On July 13, 2018, the Group acquired all of the equity interests in Beijing Hengyue and its subsidiaries from a third party. Pursuant to the share purchase agreement, the purchase prices included (1) initial cash consideration of RMB39,375, which has been paid upon closing date of the acquisition; and (2) contingent consideration up to RMB39,375, which is payable subject to achievements of certain specified financial performance conditions for 2018 and 2019.

In determining the fair value of the contingent consideration, the Group considered the expected adjusted net income for 2018 and 2019 and their associated probabilities, resulting in expected payments of contingent consideration and the present value of which was recognized as acquisition-date fair value of the contingent consideration of RMB37,121. The contingent consideration is remeasured to fair value at each reporting date with changes of fair value being recognized in earnings.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2019 and 2020, contingent consideration payables were recorded as follows based on the payment schedule in the share purchase agreement.

	As of December 31,
	2019	2020
Current accrued expense and other payables	19,309	18,862

Contingent consideration payables	19,309	18,862

Beijing Hengyue is incorporated under the PRC law and is principally engaged in the provision of full spectrum private fundamental education and complementary education services in Ordos, Inner Mongolia, China.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The results of Beijing Hengyue’s operations have been included in the Company’s consolidated financial statements since the acquisition date. The revenue and net income of Beijing Hengyue from the acquisition date to December 31, 2018 is RMB11,986 and RMB2,042, respectively.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		76,496

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		17,776
Property and equipment		166
Intangible assets	(i)	52,047
Other assets		326
Accounts payable		(1,355)
Contract liabilities	(ii)	(6,341)
Deferred tax liabilities		(13,496)
Deferred revenue from governments	(ii)	(6,100)
Other liabilities		(6,745)

Total identifiable net assets at fair values		36,278

Goodwill	(iii)	40,218

Notes:

(i):

Intangible assets acquired mainly included the government cooperative agreements with relevant local government of RMB52,000 with an estimated useful life of 17 years. Such cooperative agreement would enable the Group get government subsidies for their publicly-sponsored students over the beneficial periods of 17 years.

(ii):	The fair value of the contract liabilities and deferred revenue from governments were estimated based on the costs of fulfilling the obligations plus a normal profit margin under income approach.
(iii):

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in the acquisition. Goodwill is assigned to the formal education services reporting unit. Goodwill primarily represents the expected synergies from combining operations of Beijing Hengyue with those of the Group and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC350, goodwill is not amortized but is tested for impairment.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated revenue and net loss for the year ended December 31, 2018 is RMB268,922 and RMB169,433 as if the acquisition had been consummated on January 1, 2018 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

8	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

		As of December 31,
	Note	2019	2020
Loans to an ex-management	22(b)	4,000	500
Loans to employees		2,900	2,550
Deposits for financing arrangements	9	2,864	1,700
School deposits	(i)	—	12,000
Rental deposits		—	1,150
Others		943	624

Other non-current assets		10,707	18,524

Note (i):

As of December 31, 2020, RMB20,000 deposits were paid by the Group for the establishment of a new school in Zhenxiong County in Yunnan Province, among which RMB12,000 is expected to be recovered after more than one year and RMB8,000 is expected to be recovered within one year (Note 4).

9	BORROWINGS UNDER FINANCING ARRANGEMENTS

The balances of the Group’s borrowings under financing arrangements are as following:

	As of December 31,
	2019	2020
Current portion	14,577	64,140
Non-current portion	7,453	28,643

	22,030	92,783

The Group entered into sale and leaseback contracts with certain third-party financial institutions during 2019 and 2020. The lease items were mainly multi-media computers, video conference equipment, computers and other teaching equipment. The Group considers the substance of these transactions to be debt financing in nature and no gain or loss is recognized upon the sale. Thus, the Group recorded the cash receipt from these transactions as liabilities and accrued the interest using the effective interest method.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The detailed terms of these sale and leaseback contracts are summarized below:

(i)

On April 4 and April 9, 2019, the Group entered into sale and leaseback contracts with Far Eastern International Leasing Co., Ltd. for an aggregated consideration of RMB33,800 with payable in eight instalments until April 23, 2021 with an effective interest rate of 13.0% per annum. The Group recorded the cash receipt of RMB31,600 as a liability and accrued the interest using the effective interest method.

Simultaneously, the Group paid RMB2,864 (Note 4) as deposits which are expected to be returned when the contracts complete in April 2021 and recorded it in prepared expenses and other current assets as of December 31, 2020.

(ii)

On August 14, 2020, the Group entered into sale and leaseback contracts with Haier Financial Leasing Co., Ltd. for aggregated consideration of RMB100,000 with payable in eighteen instalments until August 31, 2023 with an effective interest rate of 10.6% per annum. The Group recorded the cash receipts of RMB96,360 as a liability and accrued the interest using the effective interest method.

The Group paid an aggregate amount of RMB2,900 as deposits, of which RMB 1,200 (Note 4) is expected to be returned in one year and RMB1,700 (Note 8) is expected to be returned after one year. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31, 2020 respectively.

10	BANK LOAN

On December 20, 2020, the Company entered into a term loan facility up to RMB50,000 with a Hong Kong bank for the purpose of repurchasing the Parent’s shares as described in Note 18(b). The Company drew down the facility on December 29, 2020. The loan facility is secured by a bank deposit placed with a PRC bank of RMB59,600. The loan bears an interest rate of 3-month London InterBank Offered Rate (“LIBOR”) plus 4.3% per annum and fall due within 12 months after the date of the first drawing and is subject to early repayment at the sole discretion of the lender when occurrence of default events.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables, current and non-current, consisted of the following:

		As of December 31,
	Note	2019	2020
Accrued payroll and welfare benefits		30,054	31,553
Contingent consideration payables for a business combination	7	19,309	18,862
Government subsidies received on behalf of certain teachers and students		5,781	2,511
Other tax payables		11,614	15,613
Deposits received		6,396	18,278
Accrued service fees		1,040	4,263
Accrued utilities fees		1,094	1,245
Others		5,989	8,535

Accrued expenses and other payables		81,277	100,860

Including:
- Current portion		77,591	91,253
- Non-current portion		3,686	9,607

12	LEASES

Operating leases

The Group leases properties and other equipment that are classified as operating leases. The majority of the Group’s operating leases expire at various dates though 2036.

Future minimum operating lease payments as of December 31, 2020 are summarized as follow:

Years ending December 31,
2021	6,746
2022	6,860
2023	6,376
2024	5,600
2025	5,600
Thereafter	44,500

Total	75,682

Rental expenses were approximately RMB16,388, RMB12,958, and RMB14,825 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group did not sublease any of its operating leases for the years presented.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

13	SHARE CAPITAL

On September 19, 2018, the Company was incorporated as limited liability company with authorized share capital of US$50 dividend into 50,000 ordinary shares with par value of US$1.00 each. As of December 31, 2018, one ordinary share was issued and outstanding.

On August 26, 2019, the Company has completed its share subdivision on a 100,000-for-1 basis, which resulted in increases in the number of shares authorized from 50,000 shares to 5,000,000,000 shares, shares issued and outstanding from 1 to 100,000 shares, respectively, after the effect of share subdivision.

As further described in Note 23(a), on January 12, 2021, the Company issued 70,488,700 ordinary shares to the respective shareholders of the Parent to mirror the shareholding structure of the Parent. At the same time, the Parent surrendered 100,000 issued shares in the Company pursuant to a form of surrender letter. Accordingly, all share and per share data shown in the consolidated financial statements have been retrospectively revised to give effects to the nominal issuance of the 70,488,700 new shares and the surrender of the 100,000 old shares.

14	SHARE-BASED COMPENSATION

Share Incentive Plan

In December 2018, the Parent adopted the 2018 Share Incentive Plan (the “Plan”) for the granting of the Parent’s restricted shares to key employees, directors of the Group’s subsidiaries and VIEs and external consultants in exchange for their services to the Group.

Restricted Shares to directors, officers and employees

In December 2018, the Parent granted 2,790,880 restricted shares to employees, officers and directors at share prices at the range of RMB7-10 per share. There is no service period or other conditions for the employees, officers and directors pursuant to the Plan. Such shares vested immediately on the date of grant. Meanwhile, one of the shareholders of the Parent transferred 11,955,490 restricted shares to employees, officers and directors at share prices at the range of RMB0-7 per share. For restricted shares granted or transferred to the employees, officers and directors of the Group’s subsidiaries and VIEs, the difference between the grant-date fair value of the restricted share and purchase price is recognized as compensation expenses with corresponding credit to the equity on the grant date, representing the Parent’s equity contribution. The relevant proceeds of RMB27,149 from issuance of such restricted shares of the Parent were received by Long-Spring Education in December 2018 and were also recognized as Parent’s equity contribution.

The Group recognized share-based compensation expenses of RMB172,919, included in general and administrative expenses, for the year ended December 31, 2018 related to the restricted share award granted and transferred in December 2018.

Restricted Shares to non-employee consultants

In December 2018, the Parent granted 4,990 restricted shares to an external consultant at a share price of RMB10 per share. Meanwhile, one of the shareholders of the Parent transferred 713,100 restricted shares to another external consultant at share price of RMB7 per share.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The services performed by these external consultants to the Group include marketing, screening potential acquisition targets, strategic, business, operation, and financial planning services.

These granted restricted shares to these non-employees do not contain a performance commitment and the shares to external consultants vest immediately when counterparty complete the performance.

The Group measures the fair value of restricted shares issued in exchange for services and recognizes the related share-based compensation expenses when counterparty completes the performance. The Group recognized share-based compensation expenses of RMB4,845 relating to restricted shares issued to non-employees, included in general and administrative expenses, for the year ended December 31, 2018.

The fair value of the restricted shares was estimated on the grant date for employees’ restricted shares or the performance completion date for non-employees’ restricted shares using income approach-discounted cash flow method with the following assumptions used.

December 3, 2018
Weight average cost of capital (“WACC”)	15%
Discount for lack of marketability (“DLOM”)	12%
Fair value of each restricted share	RMB13.80

(1)	WACC

WACC is the weighted average of the estimated rate of return required by equity and debt providers for an investment of this type. The required return rate from equity and debt holders relates to perceived risk.

(2)	DLOM

According to the restricted period in the Plan, the DLOM is calculated and applied in this exercise as at the valuation date is 12%.

(3)	Fair value of restricted share

The estimated fair value of the Parent’s restricted share was determined based on the equity value using income approach (discounted cash flow method).

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

15	REVENUES

Revenues consisted of the following:

	Years Ended December 31,
	2018	2019	2020
Revenue from customers
Formal education services
-Educational services	143,127	212,551	278,089
-Boarding	11,107	16,036	20,444
-Sale of educational materials	14,524	19,884	32,360

Subtotal	168,758	248,471	330,893
Tuition income from training programs	50,812	37,120	34,842
Education and management service fees	13,467	21,248	36,862
Others	7,004	1,876	1,965

	240,041	308,715	404,562
Revenue from governments cooperative agreements	13,647	27,804	41,272

Revenues	253,688	336,519	445,834

16	DONATION

Pursuant to a donation agreement entered into between a university fund and the Group in June 2018, the Group will donate RMB10,000 each year to the university fund from 2018 to 2022 to assist a research on fundamental education program. The Group would not have any right nor can benefit from such research. The Group made a cash donation to the university fund of RMB10,000 each in 2018 and 2019 according to the donation agreement.

In September 2019, the donation agreement was cancelled as a result of the mutual agreement between the university fund and the Group and thus the Group will not have any future obligations.

17	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, First High-School BVI is not subject to tax on their income or capital gains. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, First High-School HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong during the years ended December 31, 2018, 2019 and 2020. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the Group’s PRC subsidiaries and affiliated schools are subject to the statutory income tax rate at 25% unless otherwise specified.

In accordance with the prevailing tax regulations, Yunnan WFOE and Yunnan Zhongchuang Education Tutorial Academy were qualified to enjoy 15% preferential income tax rate under “Development Plan for Western China” from 2017 to 2020 which is further extended another 10 years to 2030 if they continue to satisfy all the requirements pursuant to the relevant tax regulations in each of those years.

According to the Implementation Rules for the Law for Promoting Private Education in 2004 (the “2004 Implementing Rules”), private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns.

According to the Law of People’s Republic of China on the Promotion of Private Education as revised in 2016 (“2016 Revised Private Education Law”), non-profit private schools will be entitled to similar tax benefits as public schools. However, taxation policies of for-profit private schools are still unclear as more specific provisions are to be introduced. As of the date of this consolidated financial statements, most of our schools are in transition period for for-profit and non-profit election. As such, the Group is unable to determine the income tax impact as a result of the 2016 Revised Private Education Law on the profitability of its affiliated schools in future fiscal years.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The applicable income tax rate of the Group’s affiliated schools for the years ended December 31, 2018, 2019 and 2020 are summarized as below:

School name	Note	Applicable income tax rate
Yunnan Hengshui Chenggong Experimental Secondary School	(i)	Income tax exemption
Yunnan Hengshui Experimental Secondary School—Xishan School	(i)	Income tax exemption
Yunnan Hengshui Yiliang Experimental Secondary School	(i)	Income tax exemption
Qujing Hengshui Experimental Secondary School	(i)(iv)	Income tax exemption
Yunnan Yuxi Hengshui Experimental High School	(i)	Income tax exemption
Xinping Hengshui Experimental Middle School	(i)(iv)	Income tax exemption
Resorts District Hengshui Experimental Secondary School	(ii)	Income tax exemption on certain income
Yunnan Long-Spring Foreign Language Secondary School	(ii)	Income tax exemption on certain income
Ordos Hengshui Experimental High School	(iii)	25%
Xinping Hengshui Experimental High School Co., Ltd.	(iii)(iv)	Preferential tax rate of small and micro enterprise
Datong Gaokao Tutorial School	(iii)(iv)	Preferential tax rate of small and micro enterprise
Guizhou Mingde Tutorial School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Zhenxiong High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Wenshan Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Xishuangbanna Hengshui Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Qiubei Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Experimental Secondary School—Mengla School	(iii)	Preferential tax rate of small and micro enterprise

Notes:

(i)	As confirmed by the local tax authorities, these school are exempt from income taxes for the years ended December 31, 2018, 2019 and 2020, respectively.
(ii)

Resorts District Hengshui Experimental Secondary School and Yunnan Long-Spring Foreign Language Secondary School are entitled to a five-year enterprise income tax exemptions for certain revenue that meets relevant legal requirements from January 1, 2018 through December 31, 2022 and from January 1, 2019 through December 31, 2023 respectively, as determined by the local government authorities as non-profit organizations.

(iii)

As these schools have not received confirmations from the local tax authorities on income tax exemption, they are subject to the statutory income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020, respectively. For the year ended December 31, 2020, the newly established schools are qualified as small and micro enterprises, the preferential tax rates of 5% or 10% are applied.

(iv)

Under 2016 Revised Private Education Law, Qujing Hengshui Experimental Secondary School and Xinping Hengshui Experimental Middle School have registered as non-profit schools in 2019 and are qualified for similar tax benefits as public schools, which entitle them to income tax exemptions.

Xinping Hengshui Experimental High School Co., Ltd. and Datong Hengshi Gaokao Tutorial School have registered as for-profit private education institutions, both of which are subject to income tax.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as China resident enterprises for 2008 EIT law purposes.

If the PRC tax authorities subsequently determine that the Company is deemed China resident enterprise, the Company will be subject to the PRC income tax at the rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries and VIEs on or after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.

Income taxes

The (loss)/income before income taxes and the provision for PRC income taxes for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years Ended December 31,
	2018	2019	2020
(Loss)/income before income taxes	(159,500)	37,060	96,324

Current income tax expense	16,088	8,453	21,501
Deferred tax benefits	(5,902)	(3,083)	(6,097)

Total income taxes expenses	10,186	5,370	15,404

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income/(loss) differs from the amount computed by applying the PRC statutory income tax rate of 25% to (loss)/income before income taxes due to the following:

		Years Ended December 31,
	Note	2018	2019	2020
(Loss)/income before income taxes		(159,500)	37,060	96,324
Income tax computed at PRC statutory tax rate		(39,875)	9,265	24,081
Effect of non-taxable income		(249)	(2,444)	(3,516)
Effect of non-deductible expenses		33,426	1,674	2,085
Effect of preferential tax rate		14,064	(4,019)	(7,282)
Deferred income tax liabilities for undistributed profits	(i)	(4,332)	—	—
Withholding income tax accrued for declared dividends	(i)	5,859	—	—
Changes of valuation allowances		1,293	523	(1,682)
Late payment surcharge on uncertain tax position		—	553	852
Others		—	(182)	866

		10,186	5,370	15,404

Notes:

(i):

The Group has recognized deferred tax liability for the undistributed earnings of Yunnan WFOE and its subsidiaries of RMB4,332 as of December 31, 2017 and reversed the amounts in 2018 as the dividend was paid out.

The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs as of December 31, 2019 and 2020, as the Group plans to indefinitely reinvest these earnings in the PRC. Each of the VIEs does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. Determination of the amount of unrecognized deferred tax liability related to these VIEs earnings is not practicable.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
Deferred tax assets:
Allowance for doubtful accounts	409	408
Deductible donation expenses carried forwards	2,641	2,646
Accrued expenses	2,621	4,250
Registration fees	2,826	3,351
Property and equipment	68	137
Net operating loss carry forwards	1,696	3,690

Total gross deferred tax assets	10,261	14,482
Valuation allowance on deferred tax assets	(2,484)	(802)

Deferred tax assets, net of valuation allowance	7,777	13,680

Deferred tax liabilities:
Property and equipment	(1,200)	(968)
Intangible assets	(11,918)	(11,153)
Government grants	(415)	(1,218)

Total deferred tax liabilities	(13,533)	(13,339)

Net deferred tax (liabilities)/assets	(5,756)	341

Analysis as:
Deferred tax assets	6,567	12,274
Deferred tax liabilities	(12,323)	(11,933)

Net deferred tax (liabilities)/assets	(5,756)	341

The following table presents the movement of the valuation allowance for the deferred tax assets:

	2018	2019	2020
Balance as of January 1,	668	1,961	2,484
Increase/(decrease) during the year	1,293	523	(1,682)

Balance as of December 31,	1,961	2,484	802

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance as of December 31, 2018, 2019 and 2020 was primarily related to certain PRC subsidiaries or affiliated schools, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The net operating losses carry forwards of the Group’s PRC subsidiaries will expire in the following years:

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	2019	2020
2022	470	—
2023	1,453	442
2024	4,861	990
2025	—	13,328

	6,784	14,760

Non-current income tax payables

The Group recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2018	2019	2020
Balance as of January 1,	1,046	2,567	3,686
Additions on tax positions	1,521	1,119	4,271

Balance as of December 31,	2,567	3,686	7,957

In 2018, 2019 and 2020, the Group increased its unrecognized tax benefits by RMB1,521, RMB1,119 and RMB4,271 respectively, related to uncertainty with regards to the deductibility of certain expenses incurred during the years. The unrecognized tax benefits balance as of December 31, 2019 and 2020 were RMB3,686 and RMB7,957 respectively, all of which, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

18	DISTRIBUTION OF PROFIT

(a)	Distribution of profits

According to the resolutions of the board of director of First High-School HK on November 27, 2018, the dividends declared to the then shareholder were RMB80,614. Dividends of RMB27,880 were paid in November 2018 and unpaid dividends of RMB52,734 were recorded in amounts due to related parties as of December 31, 2018 and 2019, respectively. The Group further paid out RMB42,300 in December 2020 with a remaining balance of RMB10,434 unpaid (“Unpaid 2018 Dividend”) which was subsequently paid in March 2021.

(b)	Distribution to the Parent

On December 9, 2020, the Parent entered into a Share Repurchase Agreement with its shareholder, Longwater Topco B.V. (“Longwater”), pursuant to which the Parent agreed to repurchase 718,239 of its shares from Longwater at a cash consideration of US$15,300, of which RMB89,083 (approximate US$13,713) was paid by the Group on the Parent’s behalf. The Group made the payment in December 2020 and has accounted for such payment as a distribution to the Parent within equity.

(c)	Declared dividends

Pursuant to a board meeting dated December 25, 2020, the Company declared a dividend of US$24,163 (approximately RMB157,663) to the shareholders of the Company upon the consummation of the Corporate Restructuring described in Note 23(a). Such dividend was paid in full in March 2021.

(d)	Reserves

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and consolidated VIEs in the PRC must take appropriations from after-tax profit to non-distributive funds.

These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits as determined under PRC GAAP at each year-end until the balance reaches 50% of the PRC company’s registered capital. The other reserve is set aside at the company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of December 31, 2019 and 2020 were RMB4,952 and RMB4,971 respectively.

Each of the schools is required to appropriate 25%, if any, of its after-tax profits as determined under PRC GAAP to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the 2004 Implementing Rules, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of December 31, 2019 and 2020 were RMB24,149 and RMB36,620, respectively.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

19	(LOSS)/EARNINGS PER ORDINARY SHARE

	Years Ended December 31,
	2018	2019	2020
Numerator
Net (loss)/income attributable to the shareholders of the Company	(169,686)	31,604	80,819
Denominator
Weighted average number of ordinary shares – basic and diluted	67,914,968	70,488,700	70,488,700
Net (loss)/earnings per ordinary share – basic and diluted	RMB(2.50)	RMB0.45	RMB1.15

20	SEGMENT INFORMATION

The Group has one operating segment, which is engaged in provision of full spectrum private fundamental education and complementary education services. The Group’s chief operating decision maker is the chief executive officer of the Group who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Accordingly, no reportable segment information is presented.

During the years ended December 31, 2018, 2019 and 2020, substantially all of the Group’s operations and long-lived assets were in the PRC.

21	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding as of December 31, 2019 and 2020 not provided for in the consolidated financial statements were as follows:

	As of December 31,
	2019	2020
Contracted for	2,109	50,143

(b)	Lease commitments

The Group’s lease commitments are disclosed in Note 12.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

22	RELATED PARTY TRANSACTIONS

During years ended December 31, 2018, 2019 and 2020, the related parties of the Group are as follows:

Name of party	Relationship
Long-Spring Education Group	The Parent
Zhang Shaowei (“Mr. Zhang”)	Founder, Chairman and chief executive officer of the Company
Wu Yu	Mr. Zhang’s immediate family member
Zhang Shaodong	Mr. Zhang’s immediate family member
Liu Kai	Vice president of the Group
Xu Ruzheng	Vice president of the Group (From June 2011 to July 2019)
Sang Haiyong	Vice president of the Group
Yunnan Long-Spring Education Technology Co., Ltd. (“Yunnan Long-Spring”)	Entity controlled by Mr. Zhang*
Suzhou Long-Spring Education Technology Co., Ltd. (“Suzhou Long-Spring”)	Entity controlled by Mr. Zhang*
Yunnan Huayiweiming Technology Co., Ltd. (“Yunnan HYWM”)	Entity controlled by Mr. Zhang*
Xi’an Long-Spring Education Technology Co., Ltd. (“Xi’an Long-Spring”)	Entity controlled by Mr. Zhang*
Shanghai Long-Spring Education Technology Co., Ltd. (“Shanghai Long-Spring”)	Entity controlled by Mr. Zhang*
Beijing Hengzhong Education Technology Co., Ltd. (“Beijing Hengzhong”)	Entity controlled by Mr. Zhang*
Kunming Chenggong Times Giant Tutorial Co., Ltd. (“Kunming Chenggong”)	Entity controlled by Mr. Zhang*
Yunnan Qidi Primary School (“Yunnan Qidi”)	Entity controlled by Mr. Zhang*
Yunnan Three Three One Education Technology Co., Ltd. (“Three Three One”)	Entity controlled by Mr. Zhang*

*	These entities controlled by Mr. Zhang operate non-listing business are collectively as “Related Party Companies”.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(a)	Major transactions with related parties

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

		Years Ended December 31,
	Note	2018	2019	2020
Net advances to/(repayment from)
— Mr. Zhang	(i)	8,745	(3,307)	300
— Zhang Shaodong		3,200	6,551	(4,970)
— Yunnan HYWM	(i)	(22,396)	204	—
— Suzhou Long-Spring		31,000	(31,000)	—
— Yunnan Long-Spring		4,000	—	(300)
— Kunming Chenggong		2,500	1,568	1,200
— Xi’an Long-Spring		(2,050)	—	—
— Others		(11)	—	—

Total		24,988	(25,984)	(3,770)

Loans to/(repayment of loans from)
— Liu Kai	(iv)	—	4,000	(3,500)
— Xu Ruzheng	(iv)	—	4,000	—
— Sang Haiyong	(iv)	—	1,600	—

Total		—	9,600	(3,500)

Expenses paid on behalf
— Mr Zhang		5,018	—	—
— Wu Yu		558	—	—
— The Parent		—	—	192
— Kunming Chenggong		866	—	216
— Yunnan Long-Spring		45	1,460	—

Total		6,487	1,460	408

Disposal of subsidiaries
— Kunming Chenggong	(ii)	3,423	—	—
— Yunnan Long-Spring	(ii)	742	—	—

Total		4,165	—	—

Net receipts on behalf of
— The Parent	(iii)	26,000	24,000	216
— Others		17	8	158

Total		26,017	24,008	374

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Payments for advances from
— Mr. Zhang		—	(18,038)	(49)

Borrowings from/(repayments of borrowings from)
— The Parent	(iii)	9,467	—	(10,933)

Notes:

(i):

Yunnan HYWM was an entity controlled by Mr. Zhang with no substantive operations since its incorporation. In 2017, the Group made advances of RMB34,355 to Mr. Zhang and his family member through transfer advances to Yunnan HYWM, of which RMB22,396 were collected in 2018.

(ii):

On August 26, 2018, the Group disposed 100% equity interest of Kunming Chengong to Yunnan Long-Spring for nil consideration as Kunming Chengong has not conducted any operation nor held any assets and is a shell company. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018. On September 15, 2018, the Group then transferred certain of its training program business to Kunming Chenggong for a consideration of RMB3,423, which was equal to the carrying amount of the net assets of the disposed training program business, pursuant to a business transfer agreement. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018.

On October 30, 2018, the Group and Yunan Long-Spring entered into an equity transfer agreement through which the Group sold its 100% equity interests in Beijing Long-Spring Education Technology Co., Ltd. to Yunan Long-Spring for a consideration of RMB742 which was equal to the carrying amount of the net assets amount of the disposed company. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018.

(b)	Balances with related parties

		As of December 31,
	Note	2019	2020
Amounts due from related parties
Current
— Mr. Zhang	(v)	37,474	72,908
— Zhang Shaodong	(v)	9,751	351
— Wu Yu	(v)	558	—
— Yunnan HYWM	(v)	13,503	—
— The Parent	(v)	5,400	5,592
— Kunming Chenggong	(v)	8,357	13
— Yunnan Long-Spring	(v)	7,182	—
— Sang Haiyong	(iv)	—	1,600

Sub-total		82,225	80,464

Non-current
— Liu Kai	(iv)	4,000	500
— Sang Haiyong	(iv)	1,600	—

Sub-total		5,600	500

Total		87,825	80,964

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Amounts due to related parties
— Mr. Zhang		49	—
— The Parent	(iii)&(v)	113,198	218,313
— Others		112	683

Total		113,359	218,996

Related Party Companies that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group provided financing to Mr. Zhang and his immediate family members and his Related Party Companies during the periods presented. The financing was provided in the form of interest-free advances and expenses paid on their behalf. Advances do not have a fixed term and are repayable upon demand.

Notes:

(iii):

During the year ended December 31,2020, the Company (a) repaid the borrowings due to the Parent in full; (b) paid out the dividends of RMB42,300 with remaining balance of RMB10,434 unpaid; and (c) declared dividends of RMB157,663 (Note 18(c)). Therefore, the amounts due to the Parent as of December 31, 2020 mainly included (a) dividends payable of RMB168,097; and (b) receipt on behalf of the Parent of RMB50,000.

The amounts due to the Parent as of December 31, 2019 mainly included (a) dividends payable of RMB52,734; (b) receipt on behalf of the Parent of RMB50,000; (c) Borrowings of RMB10,464.

(iv):

These loans to those group officers are interest-free for a period of two or three years. These amounts were secured by the Parent’s shares held by these individuals. Subsequent to the loan grant, Mr. Xu Ruzheng resigned from the Group and the amount of RMB3,500 and RMB500 owed by Mr. Xu Ruzheng to the Group were no longer classified as related party balances and were reclassified to prepaid expenses and other current assets and other non-current assets, respectively.

As of December 31, 2020, RMB3,500 due from ex-management Mr. Xu Ruzheng and RMB3,500 due from Liu Kai have been repaid. RMB1,600 due from Sang Haiyong and remaining RMB500 due from Liu Kai have been fully repaid in January 2021.

(v):

Pursuant to agreements entered into among Mr. Zhang and other related parties (representing the immediate family members of Mr. Zhang and the entities controlled by Mr. Zhang) on December 31, 2020, amount of RMB35,133 due from the immediate family members of Mr. Zhang and the entities controlled by Mr. Zhang were transferred to Mr. Zhang.

Pursuant to a settlement agreement entered between the Group and the Parent in January 2021, the amounts due to and due from the Parent (excluding the dividend payable of RMB168,097) were transferred to Mr. Zhang. As a result, the Group had amount due from Mr. Zhang of RMB28,200, which was waived pursuant to a board resolution of the Company dated January 8, 2021. The Company has accounted for the waiver as a deemed distribution to the founder of the Company.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

23	SUBSEQUENT EVENTS

(a)	Corporate restructuring

In January 2021, the Group underwent a corporate restructuring (the “Corporate Restructuring”) in anticipation of the contemplated IPO. Immediately prior to the Corporate Restructuring, the Company’s 100,000 issued ordinary shares were 100% owned by the Parent and the Parent’s shareholding structure was as below:

Shareholders	Class of share	Number of shares
Longwater *	Ordinary shares with special rights*	2,276,769
Visionsky Group Limited ** (“Visionsky”, beneficially owned by Mr. Zhang)	Ordinary shares	2,776,902
Brightenwit Group Limited ** (“Brightenwit”, beneficially owned by Wu Yu, Mr. Zhang’s spouse)	Ordinary shares	449,251
BVI companies (beneficially owned by certain employees and non-employee consultants)	Ordinary shares	1,545,948
Total		7,048,870

*

Pursuant to the Parent’s shareholders’ agreement and memorandum and articles of association (“the Parent’s SA and M&A”), Longwater was provided with certain special rights, including but not limited to redemption and put option rights, right of first refusal and co-sale right, drag-along right, preemptive right, and voting rights in certain events as defined.

**	Visionsky and Brightenwit are collectively referred to as “Founders Holdcos”.

The Corporate Restructuring was effected with the following steps:

(1)

On January 12, 2021, the Company issued 70,488,700 ordinary shares to the respective shareholders of the Parent (excluding 7,182,390 shares that was issued to but simultaneously repurchased from Longwater at nominal consideration) to mirror the shareholding structure of the Parent as shown in the table above. At the same time, the Parent surrendered 100,000 issued shares in the Company pursuant to a form of surrender letter.

(2)

On January 11, 2021, the Company entered into shareholders agreement with certain shareholders (“the Company’s SA”) and amended and restated the articles of association of the Company (“the Company’s RAA”) such that Longwater is provided with certain special rights (“Special Rights”), including voting rights, redemption and put option rights, and rights of first refusal and co-sale. The Special Rights are generally the same as those Longwater was previously entitled with respect to the ordinary shares of the Parent, except for certain terms of the redemption rights, which are further described as follows.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(i)	Voting rights

Longwater is entitled to veto right in the board of directors meeting or shareholders meeting for certain events, including: (1) acquisition, merger, consolidation or other form of restructuring, dismissal, liquidation; (2) sale, transfer or disposal of any material assets; (3) incurrence of indebtedness and guaranty outside the ordinary course of business; (4) incurrence of any material capital expenditures; (5) material change or amendment in the annual business plan, any budget or business scope; (6) any form of capital increase; (7) appointment or removal of any directors or senior executives; and (8) issuance of any equity or debt securities; etc..

(ii)	Redemption and put option rights

At the request of Longwater, either the Founders Holdcos or the Company is required to purchase or repurchase all the ordinary shares held by Longwater. The redemption price shall equal to the sum of (a) the higher of (i) the applicable net profit amount for the immediately preceding complete financial year (the “Prior Year”) multiplied by a factor of 13.5, multiplied by Longwater’s shareholding percentage as of the date of the redemption, and (ii) the amount that provides the yield on Longwater’s net investments in its interests in the Parent and/or the Company at an internal rate of return of 25% per annum, and (b) the net cash amount as defined of the Group as of the end of the Prior Year multiplied by Longwater’s shareholding percentage as of the date of redemption, to the extent that such net cash amount has not been subsequently distributed to any shareholders.

(iii)	Rights of first refusal and co-sale

Longwater has a right (the “Right of First Refusal”) to purchase all or any portion of the shares that any other shareholders may propose to transfer to any potential third-party transferees at the same price and subject to the same material terms and conditions as with these third-party transferees.

In the event that Longwater does not exercise its Right of First Refusal to purchase any of the transfer shares, Longwater has the right (the “Right of Co-Sale”) to participate in the transfer shares to the potential third party transferees.

Pursuant to a concurrent agreement entered into amongst the parties under the Company’s SA, the Special Rights of Longwater with respect to the Company’s ordinary shares it held were automatically terminated upon the completion of the IPO on March 11, 2021.

As of December 31, 2020, Longwater has not exercised any of its redemption and put option rights with respect to its holding of the Company’s ordinary shares.

As a result of the Corporate Restructuring, the Company’s shares are held directly by the shareholders of the Parent and the shareholding structure of the Company immediately after the Corporate Restructuring was as follows:

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Shareholders	Class of share	Number of shares
Longwater	Redeemable ordinary shares	22,767,690
Visionsky	Ordinary shares	27,769,020
Brightenwit	Ordinary shares	4,492,510
BVI companies	Ordinary shares	15,459,480

Total		70,488,700

The Company considered the issuance of 70,488,700 new ordinary shares by the Company and the surrender by the Parent of the existing shares are in substance a recapitalization of the shareholding structure of the Company with the same net effect of a 100,000 for 70,488,700 split of the Company’s ordinary shares accompanied by the Parent’s distribution in specie of the Company’s ordinary shares to its shareholders. Accordingly, all share and per share data shown in the consolidated financial statements and related notes have been retrospectively revised to give effects to the nominal issuance of the 70,488,700 new shares and the surrender of the 100,000 old shares pursuant to the Corporate Restructuring.

In addition, upon completion of the Corporate Restructuring, 22,767,690 ordinary shares of the Company held by Longwater are subject to redemption by the Company at any time at the option of Longwater. Management has recorded these redeemable ordinary shares in mezzanine equity upon the completion of the Corporate Restructuring in January 2021, which were subsequently reclassified as equity upon the completion of the IPO in March 2021 as all Special Rights were terminated.

(b)	Class A and Class B ordinary shares

On January 12, 2021, the Company’s board of directors approved that, immediately prior to the completion of the Company’s IPO, (i) all of the ordinary shares held by Visionsky, Brightenwit and Longwater will be re-designated into Class B ordinary shares on a one-to-one basis; and (ii) all of the remaining ordinary shares will be re-designated into Class A ordinary shares on a one-to-one basis. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to twenty (20) votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any sale of Class B ordinary shares by a holder thereof to any person other than Mr. Zhang, Wu Yu and Longwater (collectively the “designated holders”), or any entity which is not affiliated with any of the designated holders, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares. The Company’s shares were re-designated into Class A and Class B ordinary shares in March 2021 upon the completion of IPO.

(c)	2021 Share Incentive Plan

On January 12, 2021, the Company’s board of directors approved the 2021 share incentive plan (the “Plan”), under which 3,524,435 ordinary shares are reserved, constituting a maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Plan to be equal to 5% of the total outstanding ordinary shares on an as-converted basis as of the date of adoption of the Plan.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(d)	Private placement agreement concurrently with its IPO

Pursuant to subscription agreement with Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (“Shanghai Ruihai”) dated January 10, 2021, CPP Investor agreed to purchase from the Company US$4,500 worth of ordinary shares at a price per share equal to the IPO price as adjusted to reflect the ADS-to-share ratio concurrently with, and subject to the completion of the Company’s IPO.

On March 11, 2020, the Company completed its IPO on the New York stock exchange and issued 5,000,000 American depositary shares (“ADSs”), each representing three of Class A ordinary shares with IPO price of US$10.0 per ADS. The selling shareholder, Longwater, sold 2,500,000 ADSs concurrently with this offering. Concurrently, the Company completed above said private placement with Shanghai Ruihai and issued 1,350,000 Class A ordinary shares at IPO price of US$10.0 per ADS.

Upon completion of aforementioned transactions in Notes 23(a), 23(b) and 23(d), 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares are issued and outstanding and net proceeds of US$45,577 were received by the Company after deducting underwriting discounts and commissions.

24	RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIEs.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after tax profits to be set aside prior to payments of dividends as general reserve fund or statutory surplus fund; and in private school sector, annual appropriations of 25% of net after tax profits to be set aside prior to payments of dividends as development fund. The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company.

As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB113,846.

25	CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable to disclose the condensed financial information of the Company.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income/ (loss) from its subsidiaries and VIEs is reported as share of income/ (loss) from subsidiaries and VIEs in the condensed financial statements. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	As of December 31,
	2019	2020
Assets
Non-current assets
Investments in subsidiaries and VIEs	66,899	97,253

Total non-current assets and total assets	66,899	97,253

Liabilities and Shareholders’ Equity / (Deficit)
Current liabilities
Amounts due to a related party	—	157,663
Bank loan	—	46,637

Total current liabilities and total liabilities	—	204,300

Shareholders’ equity / (deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	—	—
Additional paid-in capital	221,791	64,128
Accumulated other comprehensive loss	(3,223)	(11,242)
Accumulated deficits	(151,669)	(159,933)

Total shareholders’ equity / (deficit)	66,899	(107,047)

Total liabilities and shareholders’ equity / (deficit)	66,899	97,253

Condensed Statements of Comprehensive Income/ (Loss)

	Years Ended December 31,
	2018	2019	2020
Share of (loss) / income from subsidiaries and VIEs	(169,686)	31,604	80,819

Net (loss)/income before income taxes	(169,686)	31,604	80,819
Income tax expense	—	—	—

Net (loss) / income of the Company	(169,686)	31,604	80,819
Other comprehensive (loss)/income	(1,927)	1,929	(8,019)

Comprehensive (loss)/ income	(171,613)	33,533	72,800

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

Years Ended December 31,
	2018	2019	2020
Net cash generated from operating activities	—	—	—
Net cash generated from investing activities	—	—	—
Net cash generated from financing activities	—	—	—

Net increase in cash	—	—	—