Form 20-F
period 2021-12-31
First High-School Education Group Co., Ltd.
filed 2022-05-09
CIK 1786182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-40150

First High-School Education Group Co., Ltd.

(Exact Name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

(Address of principal executive offices)

Tommy Zhou, Chief Financial Officer

Telephone: +86-10-62555966

E-mail: tommyzhou@dygz.com

No. 1-1, Tiyuan Road, Xishan District,

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

Class A ordinary shares, par value US$0.00001 each	54,577,170 were outstanding as of March 31, 2022
Class B ordinary shares, par value US$0.00001 each	32,261,530 were outstanding as of March 31, 2022

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“Affected Entities” refers to the middle schools that are affected by the Implementation Rules, and entities holding such middle school institutions or middle school programs, which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“affiliated entities” refers to the entities that First High-School Education Group Co., Ltd. controls and consolidates through contractual arrangements, as the context requires, including, collectively, Long-Spring Education Holding Group Limited, or Long-Spring Education, its subsidiaries and our schools;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

●	“Double First Class University Plan” refers to a tertiary education development initiative designed by the PRC government in 2015, which aims to comprehensively develop elite Chinese universities into world-class institutions by the end of 2050 through developing and strengthening their individual faculty departments;

●	“first-tier universities” refers to the first batch of universities that enroll students after Gaokao. First-tier universities generally have stronger comprehensive strengths, such as school facilities, academic resources and research capabilities, among other things, and frequently gain special support from the PRC central and local governments. To be admitted into a first-tier university, interested high school graduates must achieve certain high scores set by the relevant PRC provincial education authorities and select such university in their general university applications;

●	“Gaokao” refers to the university entrance examinations administered in China;

●	“Gaokao repeaters” refers to the high school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, and elect to repeat the last year of high school and retake Gaokao in the following year;

●	“high school(s)” refers to, for the purpose of this annual report, high school institutions or high school programs provided in our schools;

●	“Implementation Rules” refers to the Implementation Rules for Private Education Laws, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“middle school(s)” refer to, for the purpose of this annual report, middle school institutions or middle school programs provided in our schools that also provide high school programs;

●	“ordinary shares” refers to our ordinary shares, par value US$0.00001 per share and our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“our schools” refers to Kunming Xishan Long-Spring Experimental Secondary School (formerly known as Resort District Hengshui Experimental Secondary School), Kunming Chenggong Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Chenggong Experimental Secondary School), Yiliang Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Yiliang Experimental Secondary School), Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Ordos Hengshui Experimental High School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School (formerly known as Xinping Hengshui Experimental High School), Xishuangbanna Long-Spring Experimental Secondary School (formerly known as Xishuangbanna Hengshui Experimental High School), Qiubei Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Qiubei Experimental High School), Wenshan Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Wenshan Experimental High School), Zhenxiong Long-Spring Advanced Secondary School (formerly known as Yunnan Hengshui Zhenxiong High School), Mengla Long-Spring Experimental Secondary School (formerly known as Mengla Hengshui Experimental High School), Yunnan Zhongchuang Education Tutorial School, Hengshizhong Education Tutorial School, Guizhou Zunyi Tutorial School, Chongqing Hengshi Tutorial School, Chengdu Long-Spring Tutorial School, Shaanxi Hengshi Tutorial School, Xinping Hengshui Experimental Middle School, and Shaanxi Hengshui Experimental Middle School, unless otherwise specified, before the deconsolidation of the Affected Entities, and Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Ordos Hengshui Experimental High School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Mengla Long-Spring Experimental Secondary School, Yunnan Zhongchuang Education Tutorial School, Hengshizhong Education Tutorial School, Guizhou Zunyi Tutorial School, Chongqing Hengshi Tutorial School, Chengdu Long-Spring Tutorial School, and Shaanxi Hengshi Tutorial School, unless otherwise specified, after the deconsolidation of the Affected Entities, as the context requires;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“tutorial school(s)” refers to, for the purpose of this annual report, tutorial school programs for Gaokao repeaters, unless otherwise specified;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIE” refers to Long-Spring Education Holding Group Limited;

●	“Western China” refers to Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality;

●	“we,” “us,” “our” or “our company” refers to First High-School Education Group Co., Ltd., its subsidiaries and its affiliated entities; and

●	“Zhongkao” refers to the high school entrance examinations administered in China.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

First High-School Education Group Co., Ltd., our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling Long-Spring Education, the VIE which controls and holds our schools, collectively as the affiliated entities, through certain contractual arrangements. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the affiliated entities. We conduct our business operations through both our subsidiaries and the affiliated entities, which we effectively control through certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have to control over the affiliated entities through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the affiliated entities. Instead, we control and receive the economic benefits of the affiliated entities’ business operation through a series of contractual agreements with the affiliated entities. The contractual agreements with the affiliated entities are designed to provide Yunnan Century Long-Spring Technology Co., Ltd. (“Yunnan WFOE”) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the affiliated entities. As a result of our direct ownership in Yunnan WFOE and the contractual agreements with the affiliated entities, we are regarded as the primary beneficiary of the affiliated entities. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our independent registered public accounting firm. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Our financial statements contained in the annual report on Form 20-F for the years ended December 31, 2019, 2020 and 2021 have been audited by an independent registered public accounting firm that is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, which was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the U.S. Securities and Exchange Commission (the “SEC”) as a non-inspection registrant under the Holding Foreign Company Accountable Act (the “HFCAA”), as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a non-inspection registrant whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the NYSE, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the ADSs trading in the United States. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “should,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

●	our mission, goals and strategies;

●	our ability to retain and grow customer base;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	our ability to manage and expand the sales network and other aspects of our operations;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions globally and in China; and

●	assumptions underlying or related to any of the foregoing.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our efforts to be in compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our limited operating history, which makes it difficult to predict our prospects and our business and financial performance;

●	potential contractual disputes in relation to the sponsorship in the schools that local governments may claim to have sponsor interests, which could cause us to lose control of the affected schools if any such contractual dispute were to judicially determined against us;

●	new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may cast doubt on the legality of our contractual arrangements and our revenue derived from the running of schools pursuant to our contractual arrangements;

●	our ability to execute our growth strategies, continue to grow rapidly or manage our growth effectively, which may negatively affect our prospects and our business and financial performance;

●	our ability to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level, which may negatively affect our profitability;

●	our ability to enroll and retain a sufficient number of students, which may negatively affect our profitability;

●	potential unfavorable changes in our cooperative relationships with local governments or favorable government policy treatment, which could negatively affect our current business model and/or result in disputes with the relevant local governments;

●	our ability to obtain all required approvals, licenses and make all required registrations for our education services and business operations, which could subject us to fines and penalties and order to cease operation in the case of non-compliance;

●	our ability to integrate businesses we acquired or plan to acquire in the future, which may negatively affect our expansion;

●	our ability to attract and retain a sufficient number of qualified teachers and principals, which could negatively affect our business if we experience a shortage of high-quality teachers and principals;

●	our ability to maintain the market recognition of our brand and our reputation; and

●	accidents, injuries or other harm at our school premises or otherwise arising from or in connection with our education services, which could subject us to tort liabilities.

Risks related to our corporate structure

●	compliance of the contractual arrangements that establish our corporate structure for operating our business, which could subject us to penalties if the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations;

●	uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIE and private schools, under which we may be unable to assert our contractual rights over the assets of the affiliated entities;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them, which could force us to rely on legal remedies under PRC laws to enforce the contractual arrangements, which may not be effective;

●	uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its impact on the viability of our current corporate structure, which could require us to take additional actions with respect to, or modify or unwind, our current contractual arrangements to the extent required by any unfavorable interpretation or implementation; and

●	actual or potential conflicts of interest of shareholders of the VIE with us, which could cause such shareholders not to act in the best interests of our company.

Risks related to doing business in China

●	changes in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business;

●	uncertainties with respect to the PRC legal system, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations;

●	any actions by the Chinese government may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities;

●	significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our business operations, share price and reputation; and

●	difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests.

Risks related to the ADS

●	volatility of the trading price of the ADSs; and

●	the sale or availability for sale of substantial amounts of the ADSs.

●	impact of our dual-class share structure on the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters, which, among other things, will limit your ability to influence corporate matters and could discourage others from pursuing any favorable change of control transactions.

Risks Related to Our Business and Industry

Our efforts to be in compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future.

On May 14, 2021, the PRC State Council promulgated the amended Implementation Rules for Private Education Laws (the “Implementation Rules”), which became effective on September 1, 2021. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements, and (3) private schools providing compulsory education shall not conduct any transaction with any related party, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education.

The Implementation Rules have had significant impacts on our business operations and our results of operations. As a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 while continuing to provide essential services to keep these schools in normal operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations. Our ability to engage in the compulsory education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We have limited operating history, which makes it difficult to predict our prospects and our business and financial performance.

We have a limited operating history of nine years, with our first school established in 2012. Our limited operating history may not serve as an adequate basis for evaluating our prospect and results of operations, including revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality teachers, and expanding our school network. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

In addition, as some of our schools commenced operations recently, they have not yet reached their full capacity. For newly established schools, we only admit students for the entry classes, such as the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We cannot assure you that we will be able to successfully increase the utilization rate for the schools that are in the ramp-up stage, which may materially and adversely affect our business growth and profitability.

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

Furthermore, according to the list released by People's Government of Xishan District on March 30, 2022, Yunnan Hengshui Experimental Secondary School—Xishan School may be turned into a public school from September 2022. As of the date of this annual report, we are in the process of communicating with the competent authorities on such matter.

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

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may materially and adversely affect our group structure, our business, financial condition and results of operation

Pursuant to the Law on Promoting Private Education of the PRC (the “Private Education Law”), last amended and becoming effective on December 29, 2018, sponsors of private schools may choose to establish schools in China as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenues must be used for the operation of the schools. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law on Promoting Private Education.” Our school sponsors have registered Hengshizhong Education Tutorial School, Xinping Long-Spring Advanced Secondary School, and Xishuangbanna Long-Spring Experimental Secondary School as for-profit private schools and have registered Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School as non-profit private schools, while have not submitted classified registration materials for the rest of our schools as for-profit or non-profit educational institutions. We cannot assure you that our current intention to register some of our schools as non-profit educational institutions will not materially and adversely affect our business, financial condition and results of operations. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Private Education Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our wholly-owned PRC subsidiary, Yunnan WFOE, which in turn depends on the service fees paid to Yunnan WFOE from our schools and other affiliated entities. If our schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Private Education Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, during the reporting period, compulsory education services accounted for a significant portion of our student base as well as revenue.

In addition, the Opinions on Further Strengthening and Regulating the Administration of Education Fees (the “Opinions”), which were issued on August 17, 2020 by the MOE, the National Development and Reform Commission, the Ministry of Finance, the State Administration of Market Regulation and the National Press and Publication Administration, reiterate the provision from the decision that the sponsors of non-profit privately-run schools may not obtain proceeds from the running of schools. The Opinions further provide that the sponsors of non-profit privately-run schools and non-profit sino-foreign cooperative educators may not obtain proceeds from the running of schools such as tuition income, distributing school balances (residual assets) or transferring proceeds from the running of schools through related-party transactions or affiliated parties or other means. The Opinions have not specified (1) whether the contractual arrangements fall within the activities of transferring the proceeds from the running of schools through profit privately-run schools and non-profit sino-foreign cooperative educators may not obtain proceeds from the running of schools such as tuition income, distributing school balances (residual assets) or transferring proceeds from the running of schools through related-party transactions or affiliated parties or other means, (2) the relevant legal consequences of engaging in activities through contractual arrangements, or (3) the scope of proceeds from the running of schools by listing other possible income sources such as meal and accommodation services.

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

However, we may not be able to continue to grow as we did in the past due to uncertainties involved in the process as follows:

●	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

●	we may not be able to hire, retain and train qualified teachers, and attract and retain management, administrative and marketing personnel for our existing and new schools;

●	we may be unable to optimize our student’s academic performance as expected;

●	we may be unable to adequately update our operational, administrative and technological systems and strengthen our financial and management controls to support our future expansion;

●	we may be unable to keep strengthening our operational, administrative and technological systems, our financial and management controls;

●	the development and acquisitions of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, and changes in applicable laws and regulations, some of which are beyond our control;

●	we may not be able to maintain and enhance our brand name and reputation;

●	we may be unable to successfully execute new growth strategies; and

●	we may be unable to successfully integrate entities we have established or acquired into our operations.

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

Our revenues are primarily driven by our tuition and boarding fees. For 2019, 2020 and 2021, tuition income accounted for 78.1%, 78.4% and 81.0% of our total revenues, respectively, and our boarding fees accounted for 4.7%, 4.6% and 4.8% of our total revenues, respectively, for the same periods. Subject to applicable regulatory requirements, we determine our tuition and boarding fee rates based on many factors, including market supply and demands for our education, our cost of operations, the quality of education services we provide, the geographic area we operate in, and general economic conditions of the PRC. Although we have been able to increase the tuition and boarding fees we charge our students at certain schools in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services. Our competitive advantage might be adversely affected if we fail to implement the optimal pricing strategy to maintain our profitability, which could adversely affect our student enrollments and consequently our revenues and cash flow.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition typically at the level of public schools, which are usually lower than the normal tuition we charge, and under our cooperative arrangements with local governments for certain of our schools, we may receive government subsidies to make up for the tuition difference. As of December 31, 2019, 2020 and 2021, the number of publicly-sponsored students in our schools was 4,607, 6,755 and 7,993, respectively, accounting for 33.7%, 39.2% and 42.8% of our total students for our continuing operations as of the same dates. We have limited discretion in increasing the tuition for publicly-sponsored students, and the government subsidies have an upper limit which we may gradually use up over a number of years. We intend to re-negotiate with the local governments to obtain additional government subsidies to cover the tuition difference for the publicly-sponsored students after we use up the upper limit or our cooperative arrangements with local governments expire. If our re-negotiation efforts fail, or if we cannot collect the outstanding amount of government subsidies on time, we would be unable to make up for the price difference for publicly-sponsored students, which would materially and adversely affect our profitability.

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

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;

●	develop new programs and services that appeal to our students and their parents;

●	maintain and enhance our reputation and brand recognition as a leading school operator;

●	expand our school network and geographic reach;

●	effectively market our schools and programs to a broader base of prospective students;

●	manage our growth while maintaining consistency of our teaching quality;

●	maintain cooperative relationships with local governments; and

●	respond to increasing competition in the market.

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

Our ability to maintain sufficient cash to fund our operations depends on our financing activities. In April 2019, August 2020 and November 2021, we entered into sale and leaseback arrangements with certain financing leasing companies for net financing proceeds of RMB28.7 million, RMB93.5 million and RMB50.0 million (US$7.8 million), respectively. Under the sale and leaseback arrangements, Yunnan WFOE, Long-Spring Education, Yunnan Long-Spring Logistics Service Co., Ltd. and ten of our schools, or collectively the lessees, sold certain equipment, including computers, projectors and printers, to the lessors. Concurrent with the sale of the leased equipment, the lessees lease back all of the leased equipment sold to the lessor for a lease term of two or three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets. If the lessees fail to make lease payments in full and timely or there be any material adverse change in our business, the lessor has the right to immediately collect the total lease payments, request for penalty on late payment, and/or retrieve the leased equipment. As a result, our ability to maintain sufficient cash to fund our operations could be diminished, which may materially and adversely affect our business, financial condition and results of operations.

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

In September 2018, we entered into certain cooperation agreements with local governments in Inner Mongolia Autonomous Region, China, pursuant to which we provide school operation and management services and receive service fees. See “Item 4. Information on the Company—B. Business Overview—Our Schools and Programs” We are also required to meet certain academic performance targets pursuant to such agreements. If we fail to meet such performance targets, we may be found in breach of the agreements and be unable to continue our cooperation with the relevant governments, which may materially and adversely affect our relationship with the relevant governments, as well as our business, financial condition and results of operations. We may also be unable to enter into similar cooperation agreements with third parties in the future, which may materially and adversely affect our business, financial condition and results of operations

We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation.

In order to conduct our business and operate our schools in China, we are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with the local civil affairs bureau to obtain a certificate of registration for a privately-run non-enterprise unit for a non-profit school, or register with the local market supervision and administration department to obtain a business license for a for-profit school. Such local regulatory authorities may also conduct annual inspection of our schools. We currently hold valid private school operation permits for all of our operating schools except for Chengdu Long-Spring Tutorial School, Shaanxi Hengshi Tutorial School and Chongqing Hengshi Tutorial School, which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled. For such schools which conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected. Ordos Hengshui Experimental High School is still in the process of applying for the renewal of such permit. We cannot guarantee that all of our existing schools will be able to renew their permits, or that all of our newly opened schools will be able to receive operation permits in a timely manner or at all, which may materially and adversely affect our business and results of operations.

A total of 17 of our schools have not set up their own on-site medical clinics, all of such schools are in the process of engaging third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and recruiting a sufficient number of medical care personnel. However, we cannot assure you that we may be able to obtain all relevant practice licenses, retain third-party licensed medical care providers or otherwise fully comply with the relevant laws and regulations relating to on-site medical clinics at all of our current locations in a timely manner or at all, and we may be subject to orders to rectify within a specified period of time.

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

We may be unable to engage with the Affected Entities to provide education services as we expected.

Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations. The future cooperation may involve our provision of management services to the Affected Entities, such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student admission and school branding. However, the future cooperation with the Affected Entities, if any, will be arm’s length transactions on mutually acceptable terms, and we cannot assure you that the cooperation under contemplation will be specifically permitted by competent government authorities or that we will be able to agree on commercial terms satisfactory to us, and as such, we may be unable to effect the cooperation with the Affected Entities as we expect.

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

Our reputation, student enrollment, and results of operations depend in part on our ability to prepare our students for various tests and examinations, such as Gaokao. Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact our students’ academic performance and the marketability of our education services, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools or affect the number of students participating in Gaokao or Zhongkao may have an impact on our student enrollments and teaching methods. For example, the Ministry of Education of the PRC (the “MOE”), issued certain implementing opinions in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, we may need to adjust our teaching methods to accommodate a student body of a potentially wide competency range. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

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

The construction and usage of our school premises requires various permits, certificates and approvals, including, for example, land use rights certificates, construction permits, public health permits and certificates for passing fire control assessments. As of the date of this annual report, we leased six business premises for our schools and were provided with 13 business premises by governments pursuant to our cooperative arrangements with them. For premises we leased from or were provided for use by local governments or entities associated with local governments, the lessors or premise providers failed to obtain the relevant land use rights certificates, construction planning approvals or construction permits, or failed to pass the relevant environmental protection verification, fire control assessment or inspection for completion of construction, or failed to provide us with the authorization to lease the premises. If the government authorities suspend the use of such premises or require measures to be taken to rectify the defects or any of our lease agreements is invalidated due to the defects of such premises, or if any third party successfully challenges our use of the affected premises, the operation of the affected schools could be interrupted and we may need to relocate those schools, which would incur additional expenses and our business and results of operations may be materially and adversely affected.

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

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of the date of this annual report, we leased six business premises for our schools, were provided with 13 business premises by governments pursuant to our cooperative arrangements with them, and built four business properties for our schools on the leased or provided premises. As of the date of this annual report, we have neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for any of our school premises, except for Yunnan Long-Spring Foreign Language Secondary School, primarily because the lessors or premise providers failed to fulfill the condition precedent to completing such procedures. We have, however, arranged inspections for nine of the premises by a third-party fire control assessment institution and obtained an assessment report that eight of our school premises have met the technical requirements for the fire safety inspections. We cannot assure you that the lessors, the premise providers or we ourselves would be able to obtain the fire safety permits, rectify the defects or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all. Given the relevant lessors or premise providers have the legal obligation to obtain fire safety permits or complete fire safety filings, we cannot assure you that such lessor or premise provider can meet the conditions precedents to obtaining such permits or completing such filings, over which we have little control. We may be subject to orders to rectify within a specified period of time or to suspend operations for such non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.

As of the date of this annual report, we leased six premises and have been provided with 13 premises by governments pursuant to our cooperative arrangements with a total gross floor area of approximately 982,173 square meters for our school operations. These school premises, including the associated school buildings and facilities, were developed and/or maintained by our landlords or the providers. Accordingly, we are not in a position to effectively control the quality, maintenance and management of such premises, buildings and facilities. In the event that the quality of the school premises, buildings and facilities deteriorates, or if any or all of our landlords or providers fail to properly maintain and renovate such premises, buildings or facilities in a timely manner, or at all, the operation of our schools could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to continue to lease the premises to our schools when such lease agreements expire, or increase rent to the level not acceptable to us, or the providers refuse to continue to provide the premises for our use, we will be forced to relocate our schools to other locations, we may not be able to find suitable premises for such relocation without incurring significant time and costs, or at all. If this occurs, our business, results of operations and financial condition could be materially and adversely affected, and our students, teachers and staff may also be negatively affected by such relocation.

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

As a result of the government-mandated quarantine measures following the COVID-19 outbreak, the spring semester of 2020 at all the secondary schools in China, including ours, was postponed, and we have resorted to various alternative teaching methods, including live streaming, to resume basic teaching activities. See “Item 4. Information on the Company—B. Business Overview—Our Online Education Services.” On March 31, 2020, the MOE also announced that Gaokao would be postponed by one month until July 2020 due to the COVID-19 outbreak. We have re-opened our high schools for graduating classes and our tutorial school programs since late March 2020 and re-opened our other classes in late April 2020. To reduce the risk of infection and contain the virus spread, we have implemented a series of control measures, including body temperature monitoring of our students and staff and periodical sanitization of school facilities. We have also expanded our school schedule with longer school hours and extended the spring semester to catch up with our teaching plans. The delayed school openings and the alternative teaching activities could adversely affect our student enrollment, our teaching results and our students’ academic performance. In addition, we also experienced a lower than expected student enrollment in the fall semester of 2020 due to the delayed campus construction by local governments and other third parties that we collaborate with during the COVID-19 outbreak. In 2021, we experienced higher operating costs due to increased spending in COVID-19 related prevention and testing equipment. We paid additional subsidies for our staff working during irregular shifts to accommodate local preventive and partial lock-down measures. In addition, compared with 2020, we were required to pay higher corporate social insurance premiums. In February 2020, Ministry of Human Resources and Social Security, Ministry of Finance, and State Administration of Taxation jointly announced Notice on the Exemption of the Payment of Social Insurance Premiums for Companies in China, a notice aiming to reduce corporate social insurance burden during COVID-19 outbreak. The exemption period ended in December 2020, and therefore our cost of revenues in 2021 slightly increased compared to 2020. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our business, results of operations and financial condition.

Our tutorial schools experienced greater impact during the COVID-19 outbreak, compared with our high schools. Upon request, we made tuition refund of approximately RMB2.0 million to students from Hengshizhong Education Tutorial School for the compelled conversion from on-site classes to online courses under the impact of COVID-19 outbreak in January and February 2020. In 2021, we did not experience school closure due to the COVID-19 outbreak. However, we experienced refund of approximately RMB2.0 million (US$0.3 million) for our extra-curricular services including liberal education courses primarily including, among others, Chinese calligraphy, painting and swimming, under the impact of the COVID-19 outbreak. Furthermore, the COVID-19 outbreak related traveling and gathering restrictions in China in 2021 and first quarter of 2022 had an adverse impact on our student admission campaigns. Our student admission officers had to rely on higher portion of video calls and online marketing measures, whereas the quality of student admission might be negatively affected. We cannot assure you that we will not make similar tuition refund in the future, and our revenue may be curtailed, which could materially and adversely affect our business, results of operations and financial condition. Along with the postponement of Gaokao in 2020, our tutorial schools experienced approximately a one-month delay of student admission. In addition, Hengshizhong Education Tutorial School also experienced a decrease of student enrollment from 650 for the class of 2019 to 456 for the class of 2020, which could reduce the tuition fees we may collect from such tutorial school and could undermine the perception of our brand recognition and reputation. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our business, results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Major Factors Affecting Our Results of Operations—COVID-19 outbreak.” We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing and corporate governance standards of the New York Stock Exchange (the “NYSE”). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In the course of auditing our consolidated financial statements that are included elsewhere in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB.

The material weakness that has been identified relates to our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. To remedy our identified material weakness, we have adopted and plan to continue to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value. However, the implementation of these measures may not fully address these weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these weakness and deficiencies or our failure to discover and address any other weakness and deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” and Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

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

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in the PRC is extensively regulated and subject to numerous restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021)(the “2021 Special Administrative Measures”), foreign investors are prohibited from investing in primary and middle schools in the PRC for students in grades one through nine. High school is also restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to relevant regulations, the foreign investors invested in high schools must be foreign education institutions, with relevant educational qualification and high quality of education. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in Education in the PRC” for details. Accordingly, our wholly-owned subsidiary, Yunnan WFOE, in China is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle schools. In order to establish the structure for operating our business in China, we entered into a series of arrangements in which our wholly-owned subsidiary, Yunnan WFOE, receives full economic benefits from our schools. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” We expect to continue to rely on our contractual arrangements to operate our education business.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”), which provides, among others, that (1) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (2) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.

If our corporate structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the MOFCOM, which regulates the foreign investment in China, and the Ministry of Civil Affairs, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	revoking the business and operating licenses of us and/or our affiliated entities;

●	discontinuing or restricting any related-party transactions between us and/or our affiliated entities;

●	imposing fines and penalties, or imposing additional requirements for our operations which we or our affiliated entities may not be able to comply with;

●	revoking the preferential tax treatment available to us;

●	requiring us to restructure the ownership and control structure or our current schools;

●	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

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

In addition, pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements, and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the reasonable tuition and fees and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

These regulations may challenge the enforcement of our contractual arrangements that establish our corporate structure for operating our business, for example, the clause or provision of the exclusive management services and business cooperation agreement in relation to related party transactions between Yunnan WFOE and the affiliated entities to the extent concerning private schools offering compulsory education have been rendered not legally enforceable since September 1, 2021. Furthermore, our contractual arrangements may not be enforceable in the PRC if the PRC government authorities take a view that such contracts contravene any mandatory provision of PRC laws and administrative regulations or are otherwise not enforceable due to offending public order or good morals. In the event we are unable to enforce these contractual arrangements, for our continuing operations, we may not be able to exert effective control over the affiliated entities and its shareholders, and our ability to conduct our business may be materially and adversely affected. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules, it is still unclear whether the above provisions have any retrospective effect for contractual arrangements over private compulsory education schools existing before September 1, 2021, therefore, there remains uncertainty as to when and how the Implementation Rules will become specifically applied to our business.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

On March 15, 2019, the National People’s Congress of the PRC (the “NPC”) promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council of the PRC (the “State Council”). Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

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

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIE, and its subsidiaries in China. We control and receive the economic benefits of the VIE and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on the NYSE represents shares of our offshore holding company instead of shares of the VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the NYSE criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. We are a Cayman Islands holding company that conducts all of its operations and operates its business in China through its PRC subsidiaries and the affiliated entities through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIE and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council promulgated the amended Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related parties. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the Affected Entities. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of the Affected Entities since September 1, 2021, in view of the significant uncertainties and restrictions the Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

Except for the Affected Entities, the contractual arrangements enable us to: (1) exercise effective control over the affiliated entities; (2) receive substantially all of the economic benefits of the affiliated entities in consideration for the services provided by us; and (3) have an exclusive option to purchase all of the equity interests in the affiliated entities when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the affiliated entities in our consolidated financial statements. However, our PRC legal counsel has advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the enforcement of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

Pursuant to the Law on Promoting Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Yunnan WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on Promoting Private Education and Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

As an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

●	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

●	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Yunnan WFOE, is limited. In addition, on March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Administrative Measures of Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”), a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of the SAFE Circular 19 will result in severe penalties including hefty fines. As a result, the SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offering and future overseas offering to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business. On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular 13”), which was effective on June 1, 2015. Pursuant to the SAFE Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. The SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for education services, especially for Gaokao and Zhongkao, which could harm our business. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

Furthermore, our company, the VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the affiliated entities and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this report, neither our company nor the VIE has received or has been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our company or VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the affiliated entities’ compliance with such regulations or interpretations. As such, our PRC subsidiaries and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe that our company, our PRC subsidiaries, and the VIE, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIE and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Pursuant to the Law on Promoting Private Education, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and which accounts for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and any operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Law on Promoting Private Education, the Implementation Rules and other relevant laws and regulations are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Yunnan WFOE, which in turn depends on the service fees paid to Yunnan WFOE from the affiliated entities. Yunnan WFOE has respectively entered into exclusive management services and business cooperation agreements with the affiliated entities and each of the shareholders of Long-Spring Education, pursuant to which Yunnan WFOE has the exclusive right to provide comprehensive technical and business support services to the affiliated entities. As advised by our PRC counsel, as of the date of this annual report, except for the Affected Entities, our right to receive the service fees from our schools and other affiliated entities did not, to our knowledge, contravene any PRC laws and regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations then in force.

However, according to the Implementation Rules, which came into force and effect beginning September 1, 2021, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in, or actually control private schools that provide compulsory education; (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements; and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix reasonable tuition and fees and regulate the decision-making, and shall not damage the state and the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related parties. As a result, the clause or provision of the exclusive management services and business cooperation agreements, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021. Since September 1, 2021, we have ceased our transactions with the Affected Entities, to the extent practicable. However, to keep these private schools providing compulsory education open, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operation, which are key to the normal daily operation of these schools. As date of this annual report, schools providing compulsory education that we continue to provide services to have not received any further rectification requirements or penalty notices from the relevant competent authority, and we are currently unable to assess, with any certainty, the risks of penalty associated with our continued provision of such essential services. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements.

In particular, the enforcement of our contractual arrangements may be challenged, and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion and may further adversely affect our business operations and results of operations. See “—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.”

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, the SEC Chairman Jay Clayton and the PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed a bill, the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market.

On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong.

According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas regulators. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities.

Our current auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and is headquartered in Singapore, is a firm registered with the PCAOB, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as our company, there are uncertainties about the ability of auditors of such companies to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

The increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA and other similar rules and regulations. Furthermore, while we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit reports of Audit Alliance LLP incorporated by reference into this report are prepared by Singapore auditors who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators in the future and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq or the over-the-counter market, may determine to delist our securities.

We have not been identified by the SEC as a commission-identified issuer under the HFCAA as of the date of this annual report. However, the above recent developments may have added uncertainties to our listing and we cannot assure you whether the NYSE or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the HFCAA, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our company in the future if the PCAOB is unable to inspect our accounting firm at such future time. If, in the future, we have been identified by the SEC for three consecutive years, or, two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law, as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

If the settlement reached between the SEC and the “big four” PRC-based accounting firms concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act in the future.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the four PRC-based accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

In the past we had engaged certain Chinese affiliates of the “big four” accounting firms as our independent registered public accounting firm. While we did not do so for the fiscal year ended December 31, 2021, we cannot assure you that we will not engage or otherwise rely on their audits in the future. If the accounting firm we engage were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On December 28, 2021, the Cyberspace Administration of China jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

Prior to the Private Education Law taking effect on December 29, 2018, private schools for which the school sponsors do not require returns are eligible to enjoy the same preferential tax treatment as public schools according to the Implementation Rules of the Law on Promoting Private Education. Pursuant to the Private Education Law, a non-profit private school may enjoy the same preferential tax treatments as public schools in accordance with the relevant PRC laws and regulations. Our school sponsors have registered Hengshizhong Education Tutorial School, Xinping Long-Spring Advanced Secondary School and Xishuangbanna Long-Spring Experimental Secondary School as for-profit private education institutions and have registered Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School as non-profit private schools. We have not made decisions to register some of our schools as for-profit or non-profit schools as we are currently in the transition period during which no registration election is required. There is a possibility that the PRC government may promulgate relevant tax regulations that will eliminate such preferential tax treatment, or the local tax bureaus may change their policy, in each such case, we will be subject to PRC enterprise income tax going forward. The discontinuation of any preferential tax treatment currently available to us or the determination of any of the relevant tax authorities that any of the preferential tax treatment we have enjoyed or currently enjoy is not in compliance with the PRC laws would cause our effective tax rate to increase, which would increase our tax expenses and reduce our net profit.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of jurisdictions outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (the “SAT”) issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Long-Spring Education, in turn depends on the service fees paid by the affiliated entities. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on Promoting Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on Promoting Private Education and Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of RMB depreciation emerged under the influence of a strong U.S. dollar and the trade friction between China and the United States. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”) adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (the “SAFE Circular 37”), in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Labor Contract Law in 2007, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;

●	condition of the education industry;

●	announcements of studies and reports relating to the quality of our services or those of our competitors;

●	changes in the economic performance or market valuations of other education companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

As of the date of this annual report, Mr. Shaowei Zhang (our founder, chairman and chief executive officer), Ms. Yu Wu (his spouse), and Longwater Topco B.V. beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 37.15% of our total issued and outstanding share capital and 92.20% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power. Holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering were freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this annual report, there are 113,303,070 ADSs (equivalent to 37,767,690 Class A ordinary shares) outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Because we cannot guarantee to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Considering that we have achieved net income in 2021, we intend to distribute a certain portion of our net income for the fiscal year ended December 31, 2021 as a cash dividend among the holders of our ordinary shares in 2022, conditional upon the passing of the relevant resolutions of our board of directors, provided that under no circumstances may the dividend be paid if it would result in our company being unable to pay our debts as they fall due in the ordinary course of business. However, we still intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future.

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

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, upon our request, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we timely provided the depositary with notice of meeting and related voting materials and requested it to solicit your instructions;

●	we request the depositary to give a proxy;

●	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

●	the matter subject to voting would not have a material adverse impact on shareholders.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

On March 11, 2021, our ADSs commenced trading on the NYSE under the symbol “FHS.” We raised approximately US$42.4 million in net proceeds from our initial public offering after deducting underwriting discounts and commissions and offering expenses paid by us.

In May 2021, we acquired 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company that provides premium full-time live AI online teaching services.

In July 2021, our wholly-owned subsidiary, First High-School HK, has entered into a strategic partnership agreement with Sichuan Fuhang Capital Equity Investment Fund Management Co., Ltd., to collaborate in establishing an education fund with a focus on online-merge-offline learning.

In November 2021, we established Beijing Long-Spring Ordinary-Vocational Education Integration Development and Research Institute to actively carry out research on the integration of ordinary and vocational education, and to promote the high-quality development of the related occupations.

Our principal executive offices are located at No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China. Our telephone number is +86-10-6255-5966. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Our website is www.longspringedu.com. The information contained on our website is not a part of, and will not be incorporated by reference into, this annual report. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B. Business Overview

We are an education service provider primarily focusing on high schools in Western China. We aspire to become a leader and innovator of private high school education in China, dedicated to a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. First High-School Education, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the affiliated entities through certain contractual arrangements.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 20 schools for our continuing operations, offering 14 high school programs and six tutorial school programs for Gaokao repeaters, as of December 31, 2021. We have also collaborated with local governments and other third parties in China and expect to launch new schools offering high school programs and vocational programs in the second half of 2022. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2021, we had 18,686 high school students (including Gaokao repeaters) across our school network, and 2,561 public school students at public schools to which we provide management services, for our continuing operations. We are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of December 31, 2021, we had a total of 1,617 teachers in our schools for our continuing operations, all of whom had a bachelor’s degree. As of the same date, we had a total of 48 principals and deputy principals across our school network for our continuing operations, who are responsible for the strategic development and operation of our schools. We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We have designed systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. We currently operate 14 schools pursuant to cooperative arrangements with local governments. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth. We have also cooperated with the local government to provide management services for two public schools in Yunnan province for annual management service fees. In addition to collaborating with local governments, we currently operate six schools by either leasing lands from or collaborating with third parties. We expect to launch new schools in the second half of 2022. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

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

We have experienced steady growth in our business. For our continuing operations, our revenues were RMB264.1 million, RMB351.9 million and RMB400.2 million (US$62.8 million) in 2019, 2020 and 2021, respectively. Our net income was RMB31.7 million, RMB80.9 million and RMB52.7 million (US$8.3 million) in 2019, 2020 and 2021, respectively. Our adjusted net income was RMB43.6 million, RMB80.9 million and RMB 52.7 million (US$8.3 million) in 2019, 2020 and 2021, respectively.

Our Schools and Programs

We operate a network of 20 schools located in Yunnan province, Guizhou province, Inner Mongolia Autonomous Region, Chongqing municipality, Sichuan province and Shaanxi province, offering 14 high school programs and six tutorial school programs for Gaokao repeaters as of December 31, 2021. We also provided management services to two public schools as of the same date. We have also collaborated with local governments and other third parties in China and expect to launch new schools offering high school programs in the second half of 2022.

The following map sets forth the geographical locations of our schools and the public schools to which we provided management services as of December 31, 2021.

The following table sets forth the student enrollment, capacity and utilization rate of our schools, as categorized by the type of schools.

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,			As of December 31,			As of December 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021
High schools	12,188	15,689	17,190	18,394	33,955	32,895	66.3%	46.2%	52.3%
Tutorial schools	1,472	1,541	1,496	2,072	2,472	2,701	71.0%	62.3%	55.4%
Total	13,660	17,230	18,686	20,466	36,427	35,596	66.7%	47.3%	52.5%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity .

The following table sets forth certain key information about our schools.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
High Schools	date of operation	Location	programs	2019	2020	2021	2021
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	High School	1,058	1,231	1,218	1,315
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	High School	1,505	1,428	1,230	1,500
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	High School	869	975	1,038	1,580
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	High School	1,381	1,431	1,363	1,450
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	High School	2,857	2,883	2,161	3,800
Yunnan Yuxi Hengshui Experimental High School	September 2017	Yuxi, Yunnan	High School	2,393	2,921	3,210	3,480
Ordos Hengshui Experimental High School	September 2017	Ordos, Inner Mongolia	High School	1,221	1,585	1,577	3,000
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	High School	403	521	497	860
Xinping Long-Spring Advanced Secondary School	September 2019	Yuxi, Yunnan	High School	501	974	1,314	1,780
Xishuangbanna Long-Spring Experimental Secondary School	September 2020	Jinghong, Yunnan	High School	—	397	640	850
Qiubei Long-Spring Experimental Secondary School	September 2020	Qiubei, Yunnan	High School	—	150	547	2,400
Wenshan Long-Spring Experimental Secondary School	September 2020	Wenshan, Yunnan	High School	—	191	580	2,880
Zhenxiong Long-Spring Advanced Secondary School	September 2020	Zhenxiong, Yunnan	High School	—	354	648	5,000
Mengla Long-Spring Experimental Secondary School	September 2020	Mengla, Yunnan	High School	—	648	1,167	3,000

Tutorial Schools

Yunnan Zhongchuang Education Tutorial School(1)	August 2012	Kunming, Yunnan	Tutorial School	678	997	875	800
Hengshizhong Education Tutorial School	July 2019	Kunming, Yunnan	Tutorial School	650	456	299	900
Guizhou Zunyi Tutorial School(2)	September 2020	Guiyang, Guizhou	Tutorial School	—	88	74	300
Chongqing Hengshi Tutorial School	September 2021	Hi-tech District, Chongqing	Tutorial School	—	—	101	101
Chengdu Long-Spring Tutorial School	September 2021	Chengdu, Sichuan	Tutorial School	—	—	36	400
Shaanxi Hengshi Tutorial School	September 2021	Yangling, Shaanxi	Tutorial School	—	—	111	200

(1)	We established Yunnan Zhongchuang Education Tutorial School in August 2012 to initially provide after-school tutoring services and disposed of the after-school tutoring services in September 2018 to focus strategically on private high school education. In 2019, certain students from Yunnan Zhongchuang Education Tutorial School were relocated to Hengshizhong Education Tutorial School.

(2)	We combined Guizhou Mingde Tutorial School, which commenced operation in September 2020, with our newly established Guizhou Zunyi Tutorial School in August 2021 for our convenience of school operation in Guizhou.

As part of our cooperation with local governments of communities, we admit a certain number of local students on behalf of the government as publicly-sponsored students. As of December 31, 2019, 2020 and 2021, the number of publicly-sponsored students in our schools for our continuing operations was 4,607, 6,755 and 7,993, respectively, accounting for 33.7%, 39.2% and 42.8% of our total students for our continuing operations as of the same dates. We allow publicly-sponsored students to pay lower tuition, typically at the level of public schools, and receive price difference or other forms of support from local governments for such publicly-sponsored students.

Beginning from September 2020, we have also cooperated with the local government of Xishuangbanna, Yunnan province, to provide management services for Xishuangbanna International Resort District Middle School, a local public school. Starting from August 2021, we have also cooperated with the local government to provide management services for Yuanjiang County District High School, a public school in Yunnan province, in exchange for annual management service fees from the local government of approximately RMB3.0 million.

Our high schools

We operate 14 high schools in Yunnan province and Inner Mongolia Autonomous Region with a total of 17,190 students and 1,455 teachers as of December 31, 2021.

All of our high schools are boarding schools, and we have implemented strict daily study schedules on our students, aimed to improve their intellectual and well-rounded development.

Curriculum design

Our high schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Mandatory courses at our high schools include Chinese, mathematics, English, physics, chemistry, biology, history, geography, politics, music, sports, arts, student psychology and information technology. In addition to government-mandated core curriculum, we also deliver supplemental courses to enrich the interests and dimensions of our students. We offer over 20 elective courses and extracurricular activities at our high schools, including model airplane crafting, soilless cultivation, martial arts, African drums, start-up simulation, electric engineering mini-lab, Chinese literature, robotic engineering, law, music and drawing, as well as various sports courses and foreign languages courses. We use course materials written and compiled by our centralized curriculum development team for our elective courses, and exercise close supervision and offer generous support to students attending our extracurricular activities.

Academic assessment and achievement

The final grades for students in our high schools for each course represent a combination of written and oral exam results, class participation, and grades for quizzes, reports and homework assignments. We conduct formal written and oral exams on a monthly basis, in addition to our mid-term and final exams. We sometimes participate in city-wide and regional mid-term and final exams where students from all schools in the community use the same set of exam questions.

Trained with our standardized teaching methodologies and centrally designed curricula and course materials, our students consistently achieve outstanding academic results. Many graduates were admitted into first-tier universities in China and the world, including Tsinghua University, Peking University, Zhejiang University, Shanghai Jiao Tong University, Fudan University, University of College London, University of Edinburgh and University of Melbourne. We achieved these results although the class of 2017 was our first graduating class, and the average Zhongkao scores of the classes of 2017, 2018 and 2019 were mediocre among the local communities we serve.

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

In addition, Yunnan Long-Spring Foreign Language Secondary School has been authorized to offer the UK Advanced Levels courses (the “A-Level courses”), the Global Assessment Certificate program (the “GAC program”), and the Advanced Placement courses (the “AP courses”), for students interested in pursuing higher education in the United Kingdom and the United States. Yunnan Long-Spring Foreign Language Secondary School is also an authorized ACT test center available for students to take the standardized test for college admissions in the United States.

Our tutorial schools

We operate six tutorial schools in Yunnan province, Guizhou province, Chongqing municipality, Sichuan province and Shaanxi province, dedicated to provide full-time education to train Gaokao repeaters who wish to improve their performance in their second Gaokao attempt. As of December 31, 2021, our tutorial schools had 1,496 students and 162 teachers. We generally require enrolled students to live in student dormitories during their course of study.

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

In addition, we also participate in regional and city-wide standard exams which simulate the exam structure and competitiveness of Gaokao. These cross-school assessments offer our students a better understanding of their competitiveness among students both within and outside our school network against whom our students must ultimately compete in the real Gaokao. We were able to help over 80% of our students raise 50 points or more (out of a full Gaokao score of 750 in Yunnan province), in their second Gaokao attempt in 2021 through one-year tutoring with us, as compared to their initial Gaokao scores in 2020.

Discontinued Operations

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021while continuing to provide essential services to keep these schools in normal operations.

As of December 31, 2021, the Affected Entities included eight middle schools in Yunnan province and Shaanxi province with a total of 9,552 students and 656 teachers.  The following table sets forth the student enrollment, capacity and utilization rate of the schools of our discontinued operations.

	Student enrollment			School capacity			School utilization rate(1
	As of December 31,			As of December 31,			As of December 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021
Middle schools	7,576	8,637	9,552	8,694	10,319	11,750	87.1%	83.7%	81.3%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity.

The following table sets forth certain key information about each of the schools of our discontinued operations.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
Schools	date of operation	Location	programs	2019	2020	2021	2021
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	Middle School	1,005	1,067	1,064	1,080
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	Middle School	1,461	1,437	1,786	2,030
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	Middle School	1,493	1,551	1,436	1,500
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	Middle School	1,486	1,727	1,748	1,800
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	Middle School	1,304	1,571	1,466	2,440
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	Middle School	505	622	750	700
Xinping Hengshui Experimental Middle School	September 2019	Yuxi, Yunnan	Middle School	322	662	980	1,000
Shaanxi Hengshui Experimental Middle School	September 2021	Xianyang, Shaanxi	Middle School	—	—	322	1,200

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

During the COVID-19 outbreak in 2020 and 2021, we expanded our online courses based on our online learning platform. For example, we provide online tri-teacher lectures to promote online educational resources sharing and synchronous teaching for our students from different locations within our school network. In our online tri-teacher lectures, we invite external education consultants and experts to provide interdisciplinary online lectures to inspire students. In collaboration with these consultants and experts, our teachers prepare the course materials and live-stream the courses to our students. In this process, our teachers also ensure the implementation of teaching plans, instruct students with their after-class exercises to supervise the progress of their study plans and offer guidance to the moral development of our students. Our teachers for graduating classes in our high schools recorded a series of courses to assist the self-study of our graduating high school students during the winter break. We also provided our graduating high school students with guidance in college admission and college major selection through our online tutorials. In addition, we collaborated with People’s Daily Online to produce a live broadcast entitled “The Same Class” to share the knowledge of COVID-19 prevention and control and the arrangement of online teaching during the extended winter break for all of our students, their parents and our employees.

Our online education services have become an important enhancement to our schools and programs to diversify our teaching methods, encourage independent learning and enhance parent involvement. We currently provide online education services and online tri-teacher lectures for nine of our schools, specifically Qiubei Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Mengla Long-Spring Experimental Secondary School, Xinping Long-Spring Advanced Secondary School, Yunnan Yuxi Hengshui Experimental High School, Qujing Hengshui Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School and Yuanjiang County District High School. We have eight schools offering all the courses and one school offering a majority of the courses. For our online tri-teacher lectures provided at these schools, we cooperate with many external education consultants and experts who graduated from Peking University or Tsinghua University with more than ten years of work experience on average and in-depth knowledge in the area of secondary education. These external education consultants and experts provide online lectures and are responsible for 44 classes and a total of 2,154 students at these schools as of December 31, 2021. Leveraging our online learning platform and the application of information technology, we have optimized our staff costs incurred at the relevant schools. We also offer online education services for certain courses, such as physics, at all of our other schools, and we expect to expand the online education services to all other courses offered at all of our schools by September 2024.

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

We have established stable cooperative relationships with several local governments, which have an average term of approximately 16 years. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth.

In addition to collaborating with local governments, we currently operate six schools by leasing lands from third parties. We expect to launch new schools in the second half of 2022, including high schools and vocational schools. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

Our School Management System

Standardization

We have developed a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. These measures and protocols generally set out key operating procedures on topics such as curriculum design and delivery, student admission and administration, teacher training, parent communication, logistics, student affairs, finance, human resources, internal control and quality control.

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

Our Students

We primarily admit students from local communities where our schools are located. The number of students we admit is largely limited by the quota set by national, provincial, and local education authorities. For our high schools, the quotas are generally based on the governments’ evaluation of the capacity of each of our schools.

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

Our Teachers

We have an excellent and committed team of teachers. Our teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help our students achieve satisfactory exam results. As of December 31, 2021, we had a total of 1,617 teachers in our schools for our continuing operations, all of whom had a bachelor’s degree. We require all our teachers of our high schools and tutorial schools to obtain the qualifications required by PRC regulatory authorities. We also have teachers with work experience at many nationally well-regarded secondary schools in China, to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network.

We have a professional and dedicated team of principals, who are responsible for the strategic development and operation of our schools. In addition to lateral hiring of experienced principals, many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. As of December 31, 2021, we had a total of 48 principals and deputy principals across our school network for our continuing operations, among whom nine principals had a master’s or higher degree. As of the same date, 12 of our high school principals were recognized as Advanced Secondary School Teachers.

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

To recruit top college graduates, we organize on-campus job fairs and post job openings online. We have also cooperated with reputable universities to ensure a steady supply of high-quality teachers for our high schools. For example, we currently intend to recruit 256 teachers, with at least 40% holding a master’s degree or above, from universities designated under the national Double First Class University Plan in China by 2022. We have also designated top-tier universities, including among others, Peking University, Tsinghua University, Beijing Normal University, Southwest University and Central China Normal University, as our target universities on which we focus our recruitment efforts. In addition, we have entered into agreements with 11 universities in China, such as Xi'an Jiaotong University, Harbin Institute of Technology and Lanzhou University, and provided exclusive internship and externship opportunities for their students and graduates.

Teacher compensation

We offer competitive compensation packages to our teachers. In addition to base salary, our teachers in graduating classes in our high schools also are entitled to performance-based bonuses determined by the academic results achieved by their students. The average annual salary of our teachers of our high schools and tutorial schools in Yunnan province were RMB124,738 and RMB173,882 in 2021, respectively.

With the aid of our cooperative arrangements with local governments, teachers in most of our high schools may also receive various forms of financial supports and perks from the local governments in addition to compensation from us. See “—Cooperative Arrangements with Third Parties” for details. We believe the competitive compensation packages and perks help us recruit and retain talented teachers who play a critical role in carrying out our strategies, delivering our curricula, and helping our students succeed.

Teacher training

We attach great importance to training our teachers and established the Long-Spring Educational Science and Research Academy to facilitate teacher trainings across our school network. In addition to solidifying their teaching skills and widening their knowledge pool, our trainings also focus on developing our teachers’ professional responsibilities and ethics. Each newly-hired teacher is required to participate in a month-long training session which focuses on ethics, student and classroom management, and teaching skills and methodologies. Specifically, we implement a three-phase approach for the training of our newly-hired teachers:

●	Phase I: we hold seminars on pedagogy and educational psychology, conduct teaching skill evaluation, and introduce our teaching methodologies and protocols. During this phase, we generally organize trainings at our headquarters.

●	Phase II: we offer shadowing opportunities where newly-hired teachers observe experienced teachers’ course delivery.

●	Phase III: we assign a mentor for each newly-hired teacher to improve their teaching skills.

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

Our Tuition

We typically charge our students tuition, boarding fees, and other miscellaneous fees for meals, books, uniforms and other school supplies. Subject to applicable regulatory approvals, we plan to adjust tuition in the future as our competitive positions change in the markets where we compete. The following table sets forth the average tuition per student for our continuing operations by school type for the periods indicated.

	For the Year ended December 31,
	2019	2020	2021
	(in RMB)
Average tuition per student of our schools(1)
High schools and tutorial schools for Gaokao repeaters	17,926	17,868	18,043

(1)	The average tuition per student equals to the total tuition income of our schools during a certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

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

Marketing

We primarily market our schools to students and parents located near the regions where our respective schools are located. To attract high-quality students and increase student enrollment, we utilize a variety of marketing methods, including:

●	Referrals. As we have developed a reputation for offering quality education, we rely strongly on word-of-mouth referrals by former students and their parents who are satisfied with our education services. We believe that our extensive and expanding alumni network will continue to offer a solid platform for referrals.

●	Media advertising. To reach a larger base of audience efficiently, we place advertisements about our schools through various media platforms, including newspapers, radio and online and mobile platforms.

●	Promotional events. From time to time, we introduce our programs to potential feeder schools, distribute information booklets and invite prospective students and their parents to visit our campuses, which allows us to reach potential students directly and enable the active engagement with them.

Competition

The education service market in China is rapidly evolving and highly competitive. We compete primarily with public and private schools outside our network, especially those operating in the same communities as our schools. We believe we are well-positioned to succeed in this market primarily due to our extensive operational experiences, scalable asset-light business model, and our standardized and centralized school management system. Our competitive compensation packages, supplemented by various forms of subsidies from local governments, enable us to recruit and retain talented teachers. Our students’ past success in Gaokao demonstrates the outstanding quality of our education services, and helps us build a strong and favorable reputation among prospective students, which improved our ability to admit top students in the local communities.

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 782,296 square meters of facilities for 13 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from nine to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. See “—Cooperative Arrangements with Third Parties.” For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.”

We also lease properties with a total combined gross floor area of approximately 199,877 square meters in Yunnan province, Shaanxi province, Sichuan province, Chongqing municipal and Guizhou province from third parties to operate our schools. Our leases have terms of five years to 38 years.

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

Employees

We had 1,916 full-time employees for our continuing operations as of December 31, 2021. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees for our continuing operations, categorized by function, as of December 31, 2021.

Teachers	1,617
Administrative staff	266
Supporting staff	33
Total	1,916

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

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our education service. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We owned 39 trademarks in China as of December 31, 2021. We have registered 20 domain names, including www.longspringedu.com, as of the same date. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education service, in particular for our Chinese-English bilingual programs which require foreign-language educational materials.

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

The Implementation Rules on Wholly Foreign-invested Enterprises of the PRC (the “Implementation Rules on Wholly Foreign-invested Enterprises”) was promulgated by the Ministry of Foreign Trade and Economic Cooperation of the PRC (currently known as the MOFCOM) on December 12, 1990, amended by the State Council on February 19, 2014, and became effective on March 1, 2014. According to the Implementation Rules on Wholly Foreign-invested Enterprises, industries in which foreign investment is prohibited or restricted shall be regulated in accordance with the Provisions on Guiding the Orientation of Foreign Investment and the Foreign Investment Industries Guidance Catalog.

According to the Foreign Investment Law of the PRC (the “Foreign Investment Law”), adopted by the NPC on March 15, 2019 and came into effect on January 1, 2020, China shall implement a management system of pre-establishment national treatment and a negative list for foreign investment. Under the pre-establishment national treatment, the treatment given to foreign investors and their investments during investment access stage will not be lower than that given to their domestic counterparts. The negative list refers to special administrative measures for foreign investment access in specific industries as stipulated. China shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of foreign-invested enterprises shall be subject to the provisions of the Company Law and the Partnership Enterprise Law of the PRC, and other laws. Foreign investors shall not invest in any industry prohibited by the negative list for foreign investment access. For any industry restricted by the negative list foreign investors shall conform to the investment conditions as required in the negative list.

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

Subject to the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which was jointly issued by the MOFCOM and the State Administration for Market Regulation (the “SAMR”) on 30 December 2019 and came into effect on January 1, 2020. Beginning on January 1, 2020, when foreign investors carry out investment activities directly or indirectly in China, foreign investors or foreign invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Specifically, foreign investors or foreign-invested enterprises shall report their establishments, modifications and cancellations and file their annual reports in accordance with the Foreign Investment Information Measures. When a foreign-invested enterprise has completed filing of such reports, the relevant information will be passed by the competent market regulation department to the competent commercial department, so the reports do not need to be submitted separately.

Special Administrative Measures for Foreign Investment Access (Negative List) (2021)

Under the 2021 Special Administrative Measures, which was promulgated by the NDRC and the MOFCOM on December 27, 2021 and became effective on January 1, 2022, the Special Administrative Measures for Foreign Investment Access (Negative List) (2020) shall be repealed simultaneously as its implementation.

Pursuant to the 2020 Special Administrative Measures, high school education is a restricted industry for foreign investors, and foreign investors are only allowed to invest in high school education in cooperation with a domestic party and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officers of the school shall be PRC citizens and the representatives of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, pursuant to the 2021 Special Administrative Measures, foreign investors are not allowed to invest in compulsory education.

Regulations on Sino-Foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulation on Sino-Foreign Cooperative Education of the PRC (the “Sino-Foreign Regulation”), which was promulgated by the State Council on March 1, 2003 and last amended on March 2, 2019, and the Implementation Rules for the Regulation on Sino-Foreign Cooperative Education (the “Implementation Rules”), which was promulgated by the MOE on June 2, 2004 and became effective on July 1, 2004.

The Sino-Foreign Regulation and its Implementation Rules apply to the activities of educational institutions established in the PRC cooperatively by foreign educational institutions and PRC educational institutions, the students of which are to be admitted primarily among PRC citizens. The Sino-Foreign Regulation and its Implementation Rules encourage substantive cooperation between foreign educational institutions with relevant qualifications and experience in providing high-quality education and PRC educational institutions, to jointly operate various types of schools in the PRC, with such cooperation in the industries of higher education and occupational education being encouraged. The foreign educational institution must have relevant qualifications and experience at the same level and in the same category of education. Sino-foreign cooperation schools are not permitted, however, in compulsory education, namely primary schools and middle schools, and military, police, political and other kinds of education that are of a special nature in the PRC. Any Sino-foreign cooperation school and cooperation programs shall be approved by relevant education authorities and obtain the Permit for Sino-foreign Cooperation in Operating School. A Sino-foreign cooperation school established without the above approval or permit may be banned by relevant authorities, be ordered to refund the fees collected from its students and be subject to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and be ordered to refund the fees collected from its students.

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

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC (the “Education Law”), which became effective on September 1, 1995. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education, and establishes and operates schools and other educational institutions. Furthermore, it provides that, in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The amended Educational Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit to include only schools or other educational institutions founded with governmental funds or donated assets.

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

Implementation Rules of the Law on Promoting Private Education

According to the Implementation Rules which became effective on April 1, 2004 and was amended on May 14, 2021 with an effective date of September 1, 2021, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements; and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school other than private schools providing compulsory education conducts transactions with any related party, it shall follow the principles of openness, fairness and equality, determine the reasonable fees and regulate the decision-making, and shall not do detriment to the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

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

As of the date of this annual report, certain local governments, such as Yunnan province, Inner Mongolia Autonomous Region, Shaanxi province, Sichuan province, Guizhou province and Chongqing municipal, have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, and have issued general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Yunnan province, Inner Mongolia Autonomous Region, Shaanxi province, Sichuan province, Guizhou province and Chongqing municipal, require the existing private schools to register either as for-profit or non-profit schools within a specific time period.

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

On July 16, 2018, People’s Government of Guizhou province issued the Opinions on the Implementation of Supporting and Regulating Education by Social Forces and Promoting the Healthy Development of Private Education. According to this Opinions, subject to the principles of fairness, openness, legitimacy and good faith, the private schools providing academic education are entitled to determine the education fee rates on their own.

On January 14, 2018, People’s Government of Shaanxi province issued the Opinions on the Implementation of Encouraging Social Forces to Establish Education and Promoting the Healthy Development of Private Education. Pursuant to this Opinions, fees charged by non-profit private primary and secondary schools shall be determined by local government in a market-oriented manner and based on the local situations, while for-profit private schools are allowed to determine their prices on their own according to the market demand.

On August 17, 2020, MOE, NDRC, the Ministry of Finance, and the State Administration for Industry and Commerce or the SAMR, and the General Administration of Press and Publication jointly released the Opinions on Further Strengthening and Regulating the Administration of Education Fees (the “Opinions”), effective as of the same date. The Opinions mainly stipulate the specific methods for non-profit private school’s fees shall be formulated by the provincial people’s government; the fees of for-profit private schools shall be regulated by the market and determined by the school themselves. For private schools established before November 7, 2016, the charging policies shall be managed as non-profit private schools before the relevant procedures for classification registration are completed. In particular, it is strictly forbidden for the sponsors of non-profit private schools and non-profit private Sino-foreign cooperative school sponsors to obtain proceeds from school-running such as tuition income, distributing school balances (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means.

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

Regulations on After-School tutoring

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides that, among other things, (1) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (2) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (3) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.

Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC (the “Copyright Law”), which was last amended on November 11, 2020 and became effective from June 1, 2021, copyrights include personal rights such as the right of publication and attribution as well as property rights such as the right of production and distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein shall constitute copyright infringement unless otherwise provided in the Copyright Law. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial actions, offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC (the “Trademark Law”), which was amended on August 30, 2013 and became effective on May 1, 2014, and last amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of trademark has been approved. The validity period of a registered trademark shall be ten years, counted from the date of approval of the registration. According to the Trademark Law, using a trademark that is identical with or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement. The infringer shall, in accordance with the relevant laws, undertake to cease the infringement, take remedial actions, pay damages, etc.

Domain Name

In accordance with the Measures on the Administration of Internet Domain Names, which was promulgated by Ministry of Industry and Information Technology of the PRC (the “MIIT”), on August 24, 2017 and came into effect on November 1, 2017, the Implementation Rules of China Internet Network Information Center on Domain Name Registration, which was promulgated by China Internet Network Information Center on May 28, 2012 and came into effect on May 29, 2012, domain name registrations are conducted through domain name service agencies established under relevant regulations, and the applicant becomes a domain name holder upon successful registration. Pursuant to the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution, which was promulgated by China Internet Network Information Center on September 1, 2014 and came into effect on the same date, domain name disputes shall be submitted to an organization authorized by China Internet Network Information Center for resolution.

Regulations on Foreign Exchange in the PRC

Pursuant to the Foreign Exchange Administration Regulations of the PRC, as amended on August 5, 2008, RMB is freely convertible for current account items, including dividend distributions, interest payments, trade-and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside China, unless prior approval of the SAFE, is obtained and prior registration with SAFE is made. On May 10, 2013, SAFE promulgated the Circular of SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (the “SAFE Circular 21”), which was amended on October 10, 2018. It provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular 59”), which was promulgated on November 19, 2012 and became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Circular 59 also simplifies the capital verification and confirmation formalities for foreign-invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from PRC parties, and further improves the administration on exchange settlement of foreign exchange capital of foreign-invested entities.

Pursuant to the SAFE Circular 37, promulgated and becoming effective on July 4, 2014, (1) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “SPV”), that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change, in respect of the SPV, including, among other things, a change in the SPV’s PRC resident shareholder(s), name of the SPV, term of operation, or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the SAFE Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and under overseas direct investment is directly reviewed and conducted by banks in accordance with the SAFE Circular 13, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through banks.

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

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and other principal affiliated entities, as of the date of this annual report.

First High-School Education Croup Co., Ltd (Cayman Islands)
100%
First High-School BVI (British Virgin Islands)
100%
First High-School HK (Hong Kong)
Outside China
Inside China
100%
Yunnan WFOE
100%
Yunnan Long-Spring Logistics Service Co., Ltd
Long-spring Education
100%
Xinping Long-Spring Advanced Secondary School (3)
100%
Hengshizhong Education Tutorial School(3)
100%
Beijing Hengyue Education Technology Co., Ltd
100%
Ordos Hengyue Education Technology Co., Ltd.
Ordos Hengshui Experimental High School
56%
Yunnan Lihua Education Technology Co., Ltd
100%
Zhengxion Bainian Long-Spring Technology Co., Ltd.
100%
Wenshan Long-Spring Experimental Secondary School
100%
Xishuangbanna Long-Spring Experimental Secondary School Co.,
100%
Zunyi Hengshui Education Technology Co., Ltd(5)
11 Schools in Yunnan province (2)
100%
Shaanxi Hengshui Tutorial School(4)
100%
Sichuan Century Long-Spring Technology Co., Ltd
Chengdu Long-Spring Tutorial School(4)
100%
Chongqing Hengshui Education Technology Co., Ltd
Chongqing Hengshui Tutorial School(4)
Equity interest
Contractual arrangement
Sponsorship interest

(1)	Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)	The 11 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School.

(3)	We have registered Xinping Long-Spring Advanced Secondary School as Xinping Long-Spring Advanced Secondary School Co., Ltd., Hengshizhong Education Tutorial School as Kunming Guandu Hengshizhong Education Training School Co., Ltd., and Xishuangbanna Long-Spring Experimental Secondary School as Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd., all of which were registered as for-profit private schools.

(4)	We are in the process of registering Chengdu Long-Spring Tutorial School, Shaanxi Hengshi Tutorial School, Chongqing Hengshi Tutorial School with the local market supervision and administration department or the local civil affairs bureau and obtaining private school operation permits for some of such schools.

(5)	The sponsor of Guizhou Zunyi Tutorial School is Mr. Shaodong Zhang, a third-party individual, while it is actually operated by Zunyi Hengshi Education Technology Co., Ltd.

Under the PRC laws, for-profit private schools are registered as companies and the entities and individuals who establish them are registered as shareholders of such schools and non-profit private schools are registered as private non-enterprise units and the entities and individuals who establish them are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal and regulatory matters, but differ with regard to the right of a sponsor to receive proceeds on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC.”

The following table sets forth the details of our significant subsidiaries, the VIE and schools/subsidiaries held by the VIE from our continuing operations.

Subsidiaries	Place of Incorporation
First High-School BVI	BVI
First High-School HK	Hong Kong
Yunnan Century Long-Spring Technology Co., Ltd.	PRC
Yunnan Long-Spring Logistics Service Co., Ltd.	PRC

VIE	Place of Incorporation
Long-Spring Education Holding Group Limited	PRC

Subsidiaries/schools held by the VIE	Place of Incorporation
Beijing Hengyue Education Technology Co., Ltd.	PRC
Beijing Hualing International Human Resources Co., Ltd	PRC
Ordos Hengyue Education Technology Co., Ltd.	PRC
Ordos Hengshui Experimental High School	PRC
Yunnan Zhongchuang Education Tutorial School	PRC
Kunming Xishan Long-Spring Experimental Secondary School	PRC
Kunming Chenggong Long-Spring Experimental Secondary School	PRC
Yunnan Hengshui Experimental Secondary School—Xishan School	PRC
Yiliang Long-Spring Experimental Secondary School	PRC
Yunnan Long-Spring Foreign Language Secondary School Dianchi Resort District School	PRC
Qujing Hengshui Experimental Secondary School	PRC
Yunnan Yuxi Hengshui Experimental High School	PRC
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	PRC
Xinping Long-Spring Advanced Secondary School Co., Ltd.	PRC
Shanxi Long-Spring Enterprise Management Co., Ltd.	PRC
Datong Hengshi Gaokao Tutorial School	PRC
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	PRC
Guizhou Long-Spring Century Technology Co., Ltd.	PRC
Guizhou Hengshizhong Technology Co., Ltd.	PRC
Yunnan Lihua Education Technology Co., Ltd.	PRC
Zhenxiong Bainian Long-Spring Technology Co., Ltd.	PRC
Zhenxiong Long-Spring Advanced Secondary School	PRC
Qiubei Long-Spring Experimental Secondary School	PRC
Wenshan Long-Spring Experimental Secondary School	PRC
Mengla Long-Spring Experimental Secondary School	PRC
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	PRC
Beijing Yigao Education Technology Co., Ltd.	PRC
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	PRC
Shenyang Century Long-Spring Technology Co., Ltd.	PRC
Xiamen Hengshi Education Technology Co., Ltd.	PRC
Shenzhen Hengshi Education Technology Co., Ltd.	PRC
Chongqing Hengshi Education Technology Co., Ltd.	PRC
Sichuan Century Long-Spring Technology Co., Ltd.	PRC
Mengzi Bainian Long-Spring Education Technology Co., Ltd.	PRC
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	PRC
Yunnan Hengshun Property Service Co., Ltd.	PRC
Zunyi Hengshi Education Technology Co., Ltd.	PRC
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	PRC
Shaanxi Century Changshui Education Technology Co., Ltd.	PRC
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	PRC
Beijing Long-Spring Weilaijia Education Technology Co., Ltd.	PRC
Kunming Long-Spring Weilaijia Education Technology Co., Ltd.	PRC

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

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement. Pursuant to the exclusive technical service and management consultancy agreement and business cooperation agreement, Yunnan WFOE provides exclusive technical services to the affiliated entities, including software, website, and on-site technical support and training. It also provides exclusive management consultancy services such as staff training, student admission support, internal management advisory, and market research and public relations. Each of the affiliated entities pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation. Yunnan WFOE also reserves the exclusive proprietary rights to any technology or intellectual property developed in the course of the provision of services under the agreements. Without the prior written consent of Yunnan WFOE, the affiliated entities cannot accept services provided by or establish similar cooperation relationship with any third-party. The agreements will remain effective unless Yunnan WFOE and/or the designated entity fully exercised its purchase rights pursuant to the exclusive call option agreement or unilaterally terminated by Yunnan WFOE with a 30-day advance notice. Unless otherwise required by applicable PRC laws, the affiliated entities do not have any right to terminate the agreements.

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

In the opinion of our PRC legal counsel:

●	except for the Affected Entities, the ownership structures of Yunnan WFOE and our affiliated entities in China, as of the date of this annual report, are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect, except that the clause or provision of the Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021.

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

D. Property, Plant and Equipment

Our principal executive offices are in Yunnan, China. All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 782,296 square meters of facilities for 13 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from nine to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. We also lease properties with a total combined gross floor area of approximately 199,877 square meters in Yunnan province, Shaanxi province, Sichuan province, Chongqing municipal and Guizhou province from third parties to operate our schools. Our leases have terms of five to 38 years. We believe that the facilities which we currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

A. Operating Results

Overview

We are an education service provider primarily focusing on high schools in Western China. We aspire to become a leader and innovator of private high school education in China, dedicated to a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. First High-School Education, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the affiliated entities through certain contractual arrangements. We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 20 schools for our continuing operations, offering 14 high school programs, and six tutorial school programs for Gaokao repeaters, as of December 31, 2021. We also provided management services to two public schools as of the same date. We have also collaborated with local governments and other third parties in China and expect to launch new schools offering high school programs and vocational programs in the second half of 2022. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2021, we had 18,686 high school students (including Gaokao repeaters) across our school network, and 2,561 public school students at public schools to which we provide management services, for our continuing operations.

On May 14, 2021, the PRC State Council promulgated the amended Implementation Rules, which became effective on September 1, 2021. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements, and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

The Implementation Rules have had significant impacts on our business and our results of operations. As a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 while continuing to provide essential services to keep these schools in normal operations.

We have experienced steady growth in our business. For our continuing operations, our revenues were RMB264.1 million, RMB351.9 million and RMB400.2 million (US$62.8 million) in 2019, 2020, and 2021, respectively. Our net income was RMB31.7 million, RMB80.9 million and RMB52.7 million (US$8.3 million) in 2019, 2020 and 2021, respectively. Our adjusted net income was RMB43.6 million, RMB80.9 million and RMB52.7 million (US$8.3 million) in 2019, 2020 and 2021, respectively. For a detailed description of our non-GAAP measure, see “—Results of Operations—Non-GAAP financial measure.”

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private education industry in China and company-specific factors, including the following.

Level of student enrollment

Our revenues for our continuing operations consist primarily of tuition and boarding fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenues and profitability. The total number of students enrolled at our schools for our continuing operations increased from 13,660 as of December 31, 2019, to 17,230 as of December 31, 2020 and further to 18,686 as of December 31, 2021. Our student enrollment largely depends on a number of factors, including without limitation, (1) our schools’ reputation, which primarily reflects our education quality and our student academic results, (2) our admission quotas as approved by the relevant government authorities from year to year, subject to adjustments by the relevant government authorities, and (3) the ramp-up stage of our schools and the capacity for student enrollment at each of our schools. With the increase in the utilization of our schools in the ramp-up stage and the expansion of our school network, we expect that our student enrollment will continue to increase in the foreseeable future.

Tuition and boarding fees

Our results of operations are affected by the level of tuition and boarding fees we charge our students. The tuition rate we charge is typically based on the demand for our education programs, the cost of our operations, the geographical markets where we operate our schools, the average tuition level in the markets, and our pricing strategy to gain market share. We generally seek to gradually increase our tuition and boarding fees without compromising our student enrollment. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees, we are generally required to file and record our price increase for our high schools with local governments, who in turn still maintain certain level of control and oversight of our operation. We generally have more discretion in determining the tuition levels for our tutorial schools. Our average tuition per student of our high schools and tutorial schools for Gaokao repeaters was RMB17,868 in 2020 and RMB18,043 in 2021. The increase of average tuition per student of our high schools and tutorial schools was primarily due to the offering of more extra-curricular services including liberal education courses primarily including, among others, Chinese calligraphy, painting and swimming. As we continue to ramp up our existing schools in lower-tier cities in Yunnan province and elsewhere to enroll more students and continue to expand into these cities with varying average tuition per student, we expect that our average tuition per student might be negatively affected as a result.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge. We allow publicly-sponsored students to pay lower tuition and receive price difference or other forms of support from local governments for such publicly-sponsored students. We recognize such price difference paid by governments as our revenues from governments in tuition income. As of December 31, 2019, 2020 and 2021, the number of publicly-sponsored students in our schools was 4,607, 6,755 and 7,993, respectively, accounting for 33.7%, 39.2% and 42.8% of our total students for our continuing operations as of the same dates.

Utilization rate of our schools

School utilization rate, which is calculated as the number of students enrolled in a school divided by the capacity of the school, has a direct impact on our profitability. Most of our schools for our continuing operations have an operating history of less than five years, and most of them are still undergoing the ramp-up process. The unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. For newly established schools, we only admit students for the entry classes, such as the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We are generally able to fully ramp up our schools within three years of establishment. With the increase in the utilization of our schools in the ramp-up stage, we expect that our student enrollment will continue to increase in the foreseeable future.

Ability to control costs and expenses

Our profitability also depends on our ability to control operating costs and expenses. Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. Our cost of revenues for our continuing operations increased by 38.5% from RMB142.5 million in 2019 to RMB197.4 million in 2020 and further by 27.2% to RMB251.2 million (US$39.4 million) in 2021. Our cost of revenues for our continuing operations primarily comprises staff costs, rental fees, student-related expenses, depreciation and amortization. Our staff costs mainly consist of the salaries and other benefits for our teachers, and accounted for 41.0%, 35.7% and 34.5% of our cost of revenues in 2019, 2020 and 2021, respectively. Our staff costs increased primarily due to (1) increases in the headcount to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up; and (ii) support the ramp-up of certain recently-opened new schools; and (2) increases in compensation levels of our teachers. The total number of our teachers in our schools for our continuing operations increased from 1,011 as of December 31, 2019 to 1,346 as of December 31, 2020, and further to 1,617 as of December 31, 2021. As we continue to ramp up our existing schools and expand our school network, we expect to continue to expand the headcount of our teachers and other staff and provide competitive compensation to attract and retain teaching talents so as to support our growing school operations. As a result, our staff costs could continue to increase in the foreseeable future.

Furthermore, our operating expenses include three major components, selling and marketing expenses, general and administrative expenses and donation expenses. We recorded share-based compensation of RMB177.8 million in 2018 for our directors, officers and employees and certain external consultants for their services performed. We expect that we will incur additional expenses associated with our overall growth and status as a public company. We also expect that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. We focus on providing quality education to our students and have developed and implemented a standardized and centralized school management system to improve operating efficiency and profitability.

Ability to expand our operations cost-effectively

We intend to expand our school network and enter into new geographical markets with our asset-light business model. We seek to achieve this goal by establishing collaboration with more local governments and other third parties, such as real estate developers. For our continuing operations, we currently operate 13 schools pursuant to cooperative arrangements with local governments, operate six schools by leasing lands from third parties and expect to launch new schools in the second half of 2022, which consist of high schools and vocational schools. We believe that our past performance in school operations and student academic achievements put us in a favorable position in our future negotiations with local governments. As local governments in different geographical markets may have different policies, such as pricing rules that govern the amount of tuition fees we are able to charge, our ability to manage the collaboration with local governments, efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

In addition, we intend to collaborate with more third parties and explore more school operation and management opportunities as a cost-effective way to diversify our business portfolio and spread positive word of mouth for our brand. Beginning from September 2020, we have also cooperated with the local government of Xishuangbanna, Yunnan province, to provide management services for Xishuangbanna International Resort District Middle School, a local public school. Starting from August 2021, we have also cooperated with the local government to provide management services for Yuanjiang County District High School, a public school in Yunnan province, in exchange for annual management service fees from the local government of approximately RMB3.0 million. Third-party school management services like this generally have a higher gross profit margin than operating our own schools, and we may improve our overall profitability if we continue to expand third-party school management services.

Strategic investments and acquisitions

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. Leveraging our standardized and centralized school management system and our quality education service, we intend to continue to pursue similar acquisition targets in the future when practicable and in compliance with regulatory requirements. We focus primarily on the acquisition of high schools due to the enlarging high school education services market with enormous and sustainable demand in high-quality high schools. We also target to acquire education company. In May 2021, we acquired 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company that provides premium full-time live AI online teaching services. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

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

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. As a result of the government-mandated quarantine measures following the COVID-19 outbreak, our operation was adversely impacted in 2021. In 2021, we experienced higher operating costs due to increased spending in COVID-19 related prevention and testing equipment. We paid additional subsidies for our staff working during irregular shifts to accommodate local preventive and partial lock-down measures. In addition, compared with 2020, we were required to pay corporate social insurance premiums. In February 2020, Ministry of Human Resources and Social Security, Ministry of Finance, and State Administration of Taxation jointly announced Notice on the Exemption of the Payment of Social Insurance Premiums for Companies in China, aiming to reduce corporate social insurance burden during COVID-19 outbreak. The exemption period ended in December 2020, and therefore our cost of revenues in 2021 slightly increased compared to 2020.

Our tuition income increased by 31.7% from RMB195.7 million in 2019 to RMB257.7 million in 2020, and further by 16.6% to RMB300.5 million (US$47.2 million) in 2021. Our tuition income increased at a slower pace in 2021, primarily due to the impact of the COVID-19 outbreak on our revenues.

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

Key Operating Metrics

	As of December 31,
	2019	2020	2021
Summary Operating Data for our Continuing Operations:
Total student enrollment	13,660	17,230	18,686
Total number of teachers	1,011	1,346	1,617
Total number of schools	12	18	20

Key Components of Our Results of Operations

Revenues

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 while continuing to provide essential services to keep these schools in normal operations. Given such change, financial information for prior years was recast to conform to the current year’s presentation.

We derive our revenues primarily from tuition and boarding fees we charge the students enrolled in our high schools and tutorial schools. The following table sets forth a breakdown of our revenues for our continuing operations by amounts and percentages for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Tuition income(1)	206,282	78.1	275,976	78.4	324,009	50,844	81.0
Income from student-related services(2)	27,345	10.4	39,133	11.1	40,468	6,350	10.1
Boarding fees(3)	12,435	4.7	16,137	4.6	19,248	3,020	4.8
Education and management service income(4)	14,999	5.7	15,043	4.3	15,103	2,370	3.8
Others	2,997	1.1	5,623	1.6	1,399	220	0.3
Total	264,058	100.0	351,912	100.0	400,227	62,804	100.0

(1)	Includes tuition from our schools including revenue from government cooperative agreements of RMB27.8 million, RMB41.3 million and RMB50.9 million (US$8.0 million) in 2019, 2020 and 2021, respectively, which represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools, and miscellaneous fees charged to students.

(2)	Includes primarily income from the sale of education materials and income from meal catering services.

(3)	Includes primarily income from our boarding services.

(4)	Includes (i) income from management services provided to the various vendors of student catering services on campus and (ii) annual service fees from the local governments in exchange for school operation and management services we provided for two public schools in Yunnan province.

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

	For the Year ended December 31,
	2019	2020	2021
	(in RMB)
Average tuition per student of our schools(1)
High schools and tutorial schools for Gaokao repeaters	17,926	17,868	18,043

(1)	The average tuition per student equals to the total tuition income of our schools during certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

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

Specifically, we expect our student enrollment will continue to increase, in line with the expansion of our school operations. However, our average tuition per student is greatly affected by the relative proportion of our students in different cities. As the level of student enrollment of our schools located at lower-tier cities is expected to continue to increase in Yunnan province and elsewhere along with our expansion into these cities, we expect that our average tuition per student will to be negatively affected. Moreover, with the ramp-up of our existing schools and the expansion of our school network, we expect that our staff costs will continue to increase, driven by an increase in teacher headcount and salary level. At the same time, our efforts to diversify our business portfolio will contribute to our overall profitability positively. Starting from September 2020 and August 2021, we have also cooperated with the local governments to provide management services for two public schools in Yunnan province for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating our own schools.

Cost of revenues

Our cost of revenues consists of campus-related expenses (comprising primarily costs relating to teaching materials, supplies, low value consumables and campus repairs), staff costs (comprising primarily salaries and other benefits for our teachers), rental fees, student-related expenses (comprising primarily costs relating to grants and school supplies for students), depreciation and amortization of properties and equipment for our education function and other costs.

The following tables set forth a breakdown of our cost of revenues for our continuing operations by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Campus-related expenses	50,088	19.0	93,974	26.7	118,668	18,622	29.7
Staff costs	58,450	22.1	70,431	20.0	86,643	13,596	21.6
Student-related expenses	19,971	7.6	13,121	3.7	19,096	2,997	4.8
Rental fees	9,203	3.5	13,753	3.9	17,433	2,736	4.4
Depreciation and amortization	4,508	1.8	5,658	1.6	6,964	1,093	1.7
Others	310	0.1	475	0.1	2,398	376	0.6

Total	142,530	54.0	197,412	55.9	251,202	39,419	62.8

Operating expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and donation expenses. Our operating income consists primarily of government grants.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of expenses relating to student admission, advertising and brand promotion. Our selling and marketing expenses were RMB4.0 million, RMB6.5 million and RMB7.1 million (US$1.1 million) in 2019, 2020 and 2021, respectively, accounting for 1.5%, 1.9% and 1.8 % of our revenues for the same periods, respectively.

Our general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative and management personnel, depreciation and amortization of property and equipment for our management functions, and transaction costs in relation to previous financing activities. Our general and administrative expenses were RMB49.8 million, RMB52.7 million and RMB74.0 million (US$11.6 million) in 2019, 2020 and 2021, respectively, accounting for 18.9%, 15.0% and 18.5% of our revenues for the same periods, respectively.

Donation expenses

Our donation expenses consist of our donation made pursuant to a donation agreement entered into by us with a university fund in June 2018. Our donation expenses were RMB10.0 million, nil and nil in 2019, 2020 and 2021, respectively, accounting for 3.8%, nil and nil of our revenues for the same periods, respectively.

Government grants

Our government grants consist primarily of general government subsidies relating to our school operation. Our government grants were RMB6.6 million, RMB4.5 million and RMB2.1 million (US$0.3 million) in 2019, 2020 and 2021, respectively, accounting for 2.5%, 1.3% and 0.5% of our revenues for the same periods, respectively.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues

Continuing Operations
Revenues
Revenue from customers	236,254	89.5	310,640	88.3	349,280	54,810	87.3
Revenue from government cooperative agreements(1)	27,804	10.5	41,272	11.7	50,947	7,995	12.7
Total revenues	264,058	100.0	351,912	100.0	400,227	62,804	100.0
Cost of revenues	(142,530)	(54.0)	(197,412)	(56.1)	(251,202)	(39,419)	(62.8)
Gross profit	121,528	46.0	154,500	43.9	149,025	23,385	37.2
Operating expenses and income
Selling and marketing expenses	(4,035)	(1.5)	(6,517)	(1.9)	(7,077)	(1,111)	(1.8)
General and administrative expenses	(49,791)	(18.9)	(52,656)	(15.0)	(73,977)	(11,609)	(18.5)
Government grants	6,606	2.5	4,477	1.3	2,097	329	0.7
Bad debt provision	—	—	—	—	(14)	(2)	(0.0)
Donation	(10,000)	(3.8)	—	—	—	—	—
Income/(loss) from operations	64,308	24.4	99,804	28.4	70,054	10,993	17.5

Other income/ (expenses):
Interest income	983	0.4	1,155	0.3	1,946	177	0.5
Interest expense	(2,651)	(1.0)	(5,747)	(1.6)	(10,363)	(1,626)	(2.6)
Foreign currency exchange (loss)/gain, net	(3,056)	(1.2)	(469)	(0.1)	(922)	(145)	(0.2)
Others, net	(204)	(0.1)	1,689	0.5	3,576	561	0.9
Income/(loss) before income taxes	59,380	22.5	96,432	27.4	64,291	10,089	16.1
Income tax expenses	(5,370)	(2.0)	(15,404)	(4.4)	1,573	247	0.4
Net income/(loss) from continuing operations	54,010	20.5	81,028	23.0	62,718	9,842	15.7
Income/(loss) from discontinued operations, net of tax	(22,319)	(8.5)	(109)	(0.0)	(10,025)	(1,573)	(2.5)
Net (loss)/income	31,691	12.0	80,919	23.0	52,693	8,269	13.2
Comprehensive income/(loss)	54,010	20.5	81,028	23.0	62,718	9,842	15.7
Non-GAAP Financial Measures
Adjusted net income(2)	43,561	16.5	80,919	23.0	52,693	8,269	13.2

(1)	Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools.

(2)	Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “—Non-GAAP Financial Measure” for details.

Non-GAAP financial measure

In evaluating our business, we consider and use one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities and income/(loss) from discontinued operations, net of tax. Due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expenses, without considering the impact of donation expenses and transaction costs in relation to previous financing activities, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

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

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income:
Net income/(loss)	31,691	80,919	52,693	8,269
Add:
Share-based compensation expenses	—	—	—	—
Donation expenses	10,000	—	—	—
Transaction costs in relation to previous financing activities	322	—	—	—
Tax effects of adjustments(1)	1,548	—	—	—
Less:
Income/(loss) from discontinued operations, net of tax	—	—	—	—
Adjusted net income	43,561	80,919	52,693	8,269

(1)	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate. There was no tax impact on the share-based compensation expenses adjustment because these expenses are non-deductible expenses for income tax.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues from continuing operations increased by 13.7% from RMB351.9 million in 2020 to RMB400.2 million (US$62.8 million) in 2021, primarily driven by a greater student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools, along with the higher tuition income and boarding fees.

●	Tuition income. Our tuition income increased by 17.4% from RMB276.0 million in 2020 to RMB324.0 million (US$50.8 million) in 2021, primarily driven by a greater student enrollment at our schools from 17,230 as of December 31, 2020 to 18,686 as of December 31, 2021, and offering of more extra-curricular services including liberal education courses primarily including, among others, Chinese calligraphy, painting and swimming.

●	Income from student-related services. Our income from student-related services increased by 3.4% from RMB39.1 million in 2020 to RMB40.5 million (US$6.4 million) in 2021, in line with the increase in our student enrollment.

●	Boarding fees. Our boarding fees increased by 19.3% from RMB16.1 million in 2020 to RMB19.2 million (US$3.0 million) in 2021, in line with the increase in our student enrollment.

●	Education and management service income. Our revenue from education and management service income remained relatively stable at RMB15.0 million and RMB15.1 million (US$2.4 million) in 2020 and 2021, respectively.

●	Others. Our revenue from others decreased by 75.0% from RMB5.6 million in 2020 to RMB1.4 million (US$0.2 million) in 2021, primarily due to the decrease of certain one-off income.

Cost of revenues

Our cost of revenues increased by 27.2% from RMB197.4 million in 2020 to RMB251.2 million (US$39.4 million) in 2021, primarily due to a 26.3% increase in campus-related expenses from RMB94.0 million in 2020 to RMB118.7 million (US$18.6 million) in 2021, as a result of the increase in teaching materials, repairs, utilities and property fees along with our school expansion; a 23.0% increase in staff costs from RMB70.4 million in 2020 to RMB86.6 million (US$13.6 million) in 2021 as a result of (1) an increase in the number of teachers from 1,346 as of December 31, 2020 to 1,617 as of December 31, 2021 to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up and (ii) support the ramp-up of certain recently-opened new schools; and (2) an increase in the average compensation for our teachers primarily attributable to bonuses for teachers teaching the graduating classes in our high schools; and a 45.5% increase in student-related expenses from RMB13.1 million in 2020 to RMB19.1 million (US$3.0 million) in 2021 in line with the increase in our student enrollment.

Gross profit

As a result of the foregoing, our gross decreased by 3.5% from RMB154.5 million in 2020 to RMB149.0 million (US$23.4 million) in 2021, and our gross profit margin decreased by 6.7% from 43.9% in 2020 to 37.2% in 2021.

Operating expenses and income

Our operating expenses increased by 37.0% from RMB59.2 million in 2020 to RMB81.1 million (US$12.7 million) in 2021, primarily due to an increase in our general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 8.6% from RMB6.5 million in 2020 to RMB7.1million (US$1.1 million) in 2021, primarily due the increased expenses in brand promotion and marketing activities in relation to the opening of new schools and assertive school opening plan made in 2021.

●	General and administrative expenses. Our general and administrative expenses increased by 40.5% from RMB52.7 million in 2020 to RMB74.0 million (US$11.6 million) in 2021, primarily due to certain non-recurring expenses in relation to our initial public offering in March 2021.

●	Government grants. Our operating income from government grants decreased by 53.2% from RMB4.5 million in 2020 to RMB2.1 million (US$0.3 million) in 2021, primarily due to certain delay in payments from governments in 2021.

Income from operations

As a result of the foregoing, our income from operations decreased from RMB99.8 million in 2020 to RMB70.1 million (US$11.0 million) in 2021.

Interest expense

Our interest expense increased by 82.5% from RMB5.7 million in 2020 to RMB10.4 million (US$1.6 million) in 2021, primarily due to the sale and leaseback arrangements we entered into in November 2021. In November 2021, we entered into a sale and leaseback arrangement with a financing leasing company for a net financing proceeds of RMB50.0 million (US$7.8 million). Under the sale and leaseback arrangement, Long-Spring Education, as the lessee, sold certain equipment, including computers, projectors and printers, to the lessor. Concurrent with the sale of the leased equipment, the lessee leased back all of the leased equipment sold to the lessor for a lease term of three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets.

Income tax expense

Our income tax expense decreased by 89.6% from RMB15.4 million in 2020 to RMB1.6 million (US$0.3 million) in 2021, primarily due to our decreased operating profits.

Net income

As a result of the foregoing, we had net income from continuing operations of RMB80.9 million in 2020 and RMB52.7 million (US$8.3 million) in 2021.

Adjusted net income

Our adjusted net income decreased by 34.9% from RMB80.9 million in the 2020 to RMB52.7 million (US$8.3 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues from continuing operations increased by 33.3% from RMB264.1 million in 2019 to RMB351.9 million in 2020, primarily due to an increase in student enrollment, as a result of the expansion of our school network.

●	Tuition income. Our tuition income increased by 33.8% from RMB206.3 million in 2019 to RMB276.0 million in 2020, primarily driven by a greater student enrollment at our schools from 13,660 as of December 31, 2019 to 17,230 as of December 31, 2020.

●	Income from student-related services. Our income from student-related services increased by 43.1% from RMB27.4 million in 2019 to RMB39.1 million in 2020, primarily driven by to the sale of after-school educational materials started from 2020.

●	Boarding fees. Our boarding fees increased by 29.8% from RMB12.4 million in 2019 to RMB16.1 million in 2020, in line with the increase in our student enrollment.

●	Education and management service income. Our revenue from education and management service income remained relatively stable at RMB15.0 million in 2019 and 2020.

●	Others. Our revenue from others remained relatively stable at RMB3.0 million and RMB5.6 million in 2019 and 2020, respectively.

Cost of revenues

Our cost of revenues increased by 38.5% from RMB142.5 million in 2019 to RMB197.4 million in 2020, primarily due to an 87.6% increase in campus-related expenses from RMB50.1 million in 2019 to RMB94.0 million in 2020 due to the increase in utilities and property fees along with our school expansion; and a 20.5% increase in staff costs from RMB58.4 million in 2019 to RMB70.4 million in 2020 as a result of (1) an increase in the number of teachers from 1,011 as of December 31, 2019 to 1,346 as of December 31, 2020 to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up and (ii) support the ramp-up of certain recently-opened new schools; and (2) an increase in the average compensation for our teachers primarily attributable to bonuses for teachers teaching the graduating classes in our high schools; partially offset by a 34.3% decrease in student-related expenses from RMB20.0 million in 2019 to RMB13.1 million in 2020, primarily because we granted approximately RMB8.5 million less financial aid in 2020 as a result of our students’ varying performance during Gaokao.

Gross profit

As a result of the foregoing, our gross profit increased by 27.1% from RMB121.5 million in 2019 to RMB154.5 million in 2020, while our gross profit margin decreased from 46.0% in 2019 to 43.9% in 2020, primarily because the increase in our revenue was outpaced by the increase in our cost of revenues in the same period.

Operating expenses and income

Our operating expenses decreased by 7.3% from RMB63.8 million in 2019 to RMB59.2 million in 2020, primarily due to a decrease in our donation expenses.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 61.5% from RMB4.0 million in 2019 to RMB6.5 million in 2020, primarily due to our enhanced marketing efforts for schools opened in 2020.

●	General and administrative expenses. Our general and administrative expenses increased by 5.8% from RMB49.8 million in 2019 to RMB52.7 million in 2020, primarily due to increased professional service fees and business travel expenses.

●	Donation expenses. Our donation expenses was RMB10.0 million in 2019, representing our donation to a university fund to assist the research on fundamental education program in 2019. We did not incur donation expenses in 2020.

●	Government grants. Our operating income from government grants decreased by 31.8% from RMB6.6 million in 2019 to RMB4.5 million in 2020, primarily due to certain delay in payments from governments in 2020.

Income from operations

As a result of the foregoing, our income from operations increased significantly from RMB64.3 million in 2019 to RMB99.8 million in 2020.

Interest expense

Our interest expense increased significantly from RMB2.6 million in 2019 to RMB5.7 million in 2020, primarily due to the sale and leaseback arrangements we entered into in August 2020. In August 2020, we entered into a sale and leaseback arrangement with a financing leasing company for a net financing proceeds of RMB93.5 million. Under the sale and leaseback arrangement, certain of our subsidiaries and schools, as the lessees, sold certain equipment, including computers, projectors and printers, to the lessor. Concurrent with the sale of the leased equipment, the lessees leased back all of the leased equipment sold to the lessor for a lease term of two years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets.

Income tax expense

Our income tax expense increased significantly from RMB5.4 million in 2019 to RMB15.4 million in 2020, primarily due to our increased operating profits.

Net income

As a result of the foregoing, we had net income from continuing operations of RMB31.7 million in 2019 and RMB80.9 million in 2020.

Adjusted net income

Our adjusted net income increased significantly from RMB43.6 million in the 2019 to RMB80.9 million in 2020.

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

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implantation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and the SAT on July 27, 2011, enterprises located in Western China which have at least 70% of their income from the businesses falling within the Category of Encouraged Industries in Western China may enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2020. Yunnan WFOE, being a qualified enterprise located in Western China that completed the necessary filing, enjoys a preferential income tax rate of 15% effective from January 1, 2017 to December 31, 2019. According to the Measures for Handling Enterprise Income Tax Preferences, Yunnan WFOE may determine its own eligibility, file the enterprise income tax returns to enjoy such preferential tax treatment and retain relevant materials for future reference for 2019 and future years. Kunming Xishan Long-Spring Experimental Secondary School is entitled to a five year enterprise income tax exemptions for certain revenues that meets relevant legal requirements in from January 1, 2018 through December 31, 2022 as determined by the local government authorities as non-profit organizations.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of December 31, 2019, 2020 and 2021, we had RMB135.5 million, RMB171.6 million and RMB144.4 million (US$22.7 million), respectively, in cash. All of our cash and restricted cash as of December 31, 2021 was held in China. Our cash and restricted cash primarily consist of cash on hand and cash at banks and restricted cash in connection with the bank loan. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funding from third-party financial institutions and the net proceeds we received from our initial public offering.

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

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)

Net cash from/(used in) operating activities from Continuing Operations	85,188	53,882	(17,436)	(2,736)
Net cash from operating activities-Discontinued Operations	1,204	36,755	71,180	11,170
Net cash used in investing activities	(16,682)	(19,037)	(133,612)	(20,967)
Net cash from financing activities	25,144	5,093	123,572	19,391
Effect of exchange rate changes on cash	—	144	318	50
Net increase in cash and restricted cash	94,854	76,837	44,022	6,908
Cash at the beginning of the year	58,564	131,519	171,578	26,924
Cash at the end of the year	153,418	208,356	215,600	33,832
Less: Cash and cash equivalents from the discontinued operations, end of period	(21,899)	(36,778)	(71,191)	(11,171)
Cash and cash equivalents, from the continuing operations end of period	131,519	171,578	144,409	22,661

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

Changes in cash flow from operating activities from 2020 to 2021

We had net cash used in operating activities from continuing operation of RMB17.4 million (US$2.7 million) in 2021, compared to net cash generated by operating activities from continuing operation of RMB53.9 million in 2020. The decrease in cash flow from operating activities in 2021 is primarily a result of:

(1)	a RMB28.2 million (US$4.4 million) decrease in net income, mainly due to the increased cost of revenues used in school expansions in 2021;

(2)	a RMB33.2 million (US$5.2 million) net increase in accrued expenses and other payables mainly due to performance related wages that incurred but yet to be made to employees, and services and goods consumed but the invoice of which has not been received yet; and

(3)	a RMB21.9 million (US$3.4 million) increase in operating expenses due to certain non-recurring expenses in relation to our initial public offering in March 2021.

Changes in cash flow from operating activities from 2019 to 2020

We had net cash generated by operating activities from continuing operation of RMB53.9 million in 2020, compared to net cash generated by operating activities from continuing operation of RMB85.2 million in 2019. The net decrease in cash flow from operating activities in 2020 is primarily a result of:

(1)	a RMB36.0 million increase in advances to suppliers and other current assets, mainly due to advance payments made relating to new school openings;

(2)	a RMB26.8 million net decrease in accounts receivable in 2020, mainly due to delayed payments from existing suppliers;

(3)	a RMB20.5 million decrease in advances from customers in 2020, mainly due to adjusted payment collection schedule to better reflect the service provided; and

(4)	partially offset by a RMB49.2 million increase in net income, mainly due to the synergies from expanded student enrollment from13,660 as of December 31, 2019 to 17,230 as of December 31, 2020.

Investing activities

For 2021, we had net cash used in investing activities of RMB133.6 million (US$21.0 million), primarily attributable to (1) acquisition of a subsidiary, net of cash RMB104.6 million (US$ 16.4 million), relating to the acquisition of Beijing Tomorrow Future Plus Education Technology Co., Ltd, Yunnan Hengshun Property Service Co., Ltd., Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Times Giant Training School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd; (2) purchase of school equipment of RMB26.9 million (US$4.2 million), and (3) purchase of intangible assets of RMB2.1 million (US$0.3 million).

For 2020, we had net cash used in investing activities of RMB19.0 million, primarily attributable to (1) purchase of school equipment of RMB17.4 million, and (2) purchase of intangible assets of RMB1.6 million.

For 2019, we had net cash used in investing activities of RMB16.7 million, primarily attributable to (1) purchase of school equipment of RMB15.1 million, and (2) purchase of intangible assets of RMB1.6 million.

Financing activities

For 2021, we had net cash generated from financing activities of RMB123.6 million (US$19.4 million), primarily attributable to (1) net proceeds from borrowings under financing arrangements and bank loans of RMB286.0 million (US$44.9 million), (2) prepayment for the issuance of common stock of 296.4 million (US$49.5 million), (3) net proceeds from amounts due from related parties of 127.2 million (US$20.0 million), partially offset by (1) dividend to shareholders RMB166.7million (US$26.2 million), (2) repayments of principal amount of borrowings under financing arrangements and repayments of bank loans RMB298.0 million (US$46.7 million), (3) net repayments of amounts due to related parties of RMB121.3 million (US$19.0 million).

For 2020, we had net cash generated from financing activities of RMB5.1 million, primarily attributable to (1) net proceeds from borrowings under financing arrangements and bank loans of RMB139.4 million, (2) net proceeds from amounts due from related parties of 113.8 million, partially offset by (1) net repayments of amounts due to related parties of RMB205.8 million, and (2) dividend to shareholders MB42.3 million .

For 2019, we had net cash generated from financing activities of RMB25.1 million, primarily attributable to net proceeds from amounts due from related parties of RMB183.2 million , partially offset by net repayments of amounts due to related parties of RMB158.0 million.

Capital Expenditures

We incurred capital expenditures of RMB42.1 million, RMB13.9 million and RMB22.5 million (US$3.5 million) in 2019, 2020 and 2021, respectively, primarily in connection with our purchase of school facilities and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2021, our subsidiaries and affiliated entities in China did not declare any dividend to their shareholders.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the affiliated entities, and (2) non-VIE consolidated entities, for the periods indicated as a percentage of total revenues.

	As of December 31,
	2019		2020		2021
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The affiliated entities	236,424	89.5%	298,939	84.9%	370,260	58,102	92.5%
non-VIE consolidated entities	27,634	10.5%	52,973	15.1%	29,967	4,702	7.5%
Total revenues	264,058	100.0%	351,912	100.0%	400,227	62,804	100.0%

The following table sets forth the respective asset contributions of (1) the affiliated entities, and (2) non-VIE consolidated entities, as of the dates indicated as a percentage of total assets.

	As of December 31,
	2019		2020		2021
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The affiliated entities	429,522	83.3%	596,833	93.5%	663,493	104,117	80.8%
Non-VIE consolidated entities	85,839	16.7%	40,645	6.4%	157,176	24,664	19.2%
Total asset	515,361	100.0%	637,478	100.0%	820,669	128,781	100.0%

Financial Information Related to the Affiliated Entities

The following balances of the affiliated entities as of December 31, 2020 and 2021, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Current assets
Cash	171,578	144,409	22,661
Accounts receivable, net of allowance for doubtful accounts	30,779	39,975	6,273
Amounts due from related parties	80,464	24,171	3,793
Prepaid expenses and other current assets	45,382	93,254	14,634
Assets related to discontinued operation	44,970	79,505	12,476
Total current assets	373,173	381,314	59,836
Property and equipment, net	127,004	140,670	22,074
Intangible assets, net	48,975	47,523	7,457
Goodwill	40,218	150,996	23,695
Deferred tax assets	13,680	28,567	4,483
Amounts due from related parties	500	—	—
Other non-current assets	18,045	56,487	8,864
Assets related to discontinued operation	15,883	15,112	2,371
Total non-current asset	264,305	439,355	68,944
Total assets	637,478	820,669	128,781
Current liabilities
Contract liabilities	164,191	156,236	24,517
Borrowings under financing arrangements	64,140	40,078	6,289
Bank loan	46,638	43,219	6,782
Accounts payable	8,063	3,538	555
Accrued expenses and other payables	68,163	110,330	17,313
Income tax payables	15,195	24,718	3,879
Deferred revenue	13,770	7,833	1,229
Amounts due to related parties	52,308	19,759	3,101
Dividend payables	166,688	—	—
Liability related to discontinued operation	62,563	106,335	16,686
Total current liabilities	661,719	512,046	80,351
Deferred revenue	12,370	13,632	2,139
Borrowings under financing arrangements	28,643	44,178	6,932
Other payables	16,881	7,868	1,235
Deferred tax liabilities	13,339	12,575	1,973
Liability related to discontinued operation	—	6	1
Total non-current liabilities	71,233	78,259	12,281
Total liabilities	732,952	590,305	92,632

The following amounts of the affiliated entities for the years ended December 31, 2019, 2020 and 2021, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the affiliated entities	264,058	351,912	400,227	62,804
Revenue from discontinued operations of Affected Entities	72,461	93,922	106,629	16,732
Net income from continuing operations of the affiliated entities after elimination of intercompany transactions	54,008	81,029	62,718	9,842
Net loss from discontinued operations of Affected Entities	(22,319)	(109)	(10,025)	(1,573)

Net cash (used in)/generated from operating activities of the affiliated entities	85,188	53,882	(17,436)	(2,736)
Net cash generated from operating activities of Affected Entities	1,204	36,755	71,180	11,170
Net cash used in investing activities	(16,682)	(19,037)	(133,612)	(20,967)
Net cash generated from financing activities	25,144	5,093	123,572	19,391
Effect of exchange rate changes on cash	—	144	318	50
Net increase in cash and cash equivalents and restricted cash	94,854	76,837	44,022	6,908
Cash and cash equivalents and restricted cash at beginning of year	58,564	131,519	171,578	26,924
Cash and cash equivalents and restricted cash at end of year	153,418	208,356	215,600	33,832
Less: Cash and cash equivalents of Affected Entities, end of period	(21,889)	(36,778)	(71,191)	(11,171)
Cash and cash equivalents, of the affiliated entities, end of period	131,519	171,578	144,409	22,661

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct our operations primarily through our PRC subsidiaries and affiliated entities in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends, we will transfer the dividends to First High-School HK, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then First High-School HK will transfer the dividends to First High-School BVI, our BVI subsidiary, and further to First High-School Education, the Cayman Islands holding company, and the dividends will be distributed from the First High-School Education to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	94,105	14,767	8,300	19,878	23,455	42,472

We lease certain business premises for our schools under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB9.2 million, RMB13.8 million and RMB17.4 million (US$2.7 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2021, we had a capital commitment of RMB69.0 million (US$10.8 million) pursuant to a school cooperative agreement.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

Consolidation of Variable Interest Entity

Prior to the effective of the Implementation Rules, PRC laws and regulations had prohibited foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, including:

●	Exclusive Call Option Agreement;

●	School Sponsors’ and Directors’ Rights Entrustment Agreement;

●	Shareholders’ Rights Entrustment Agreement;

●	Power of Attorney;

●	Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement;

●	Equity Pledge Agreement;

●	Spousal Undertaking; and

●	Loan Agreement.

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

Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related parties. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the Affected Entities. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of the Affected Entities since September 1, 2021, in view of the significant uncertainties and restrictions the Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

As advised by our PRC legal counsel, Jingtian & Gongcheng, except for the Affected Entities, the ownership structures of Yunnan WFOE and our affiliated entities in China are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect, except that the clause or provision of the Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under ASC Topic 606: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfy a performance obligation.

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

The primary sources of our revenues are as follows:

Formal education services

Our revenue from continuing operations is principally derived from the provision of boarding school educational services to students. We offer formal education program at the high school level. The educational programs and services from discontinued operations consist of formal education program at the middle school level.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaowei Zhang	38	Chairman and Chief Executive Officer
Tommy Zhou	35	Director and Chief Financial Officer
Pengwei Luo	46	Director
Guangzhou Zhao	68	Independent Director
Yuanlin Hu	50	Independent Director
Ning Zhou	60	Independent Director
Jianping Zhang	67	Education Inspector

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

Mr. Tommy Zhou has served as our chief financial officer since October 2021 and our director since December 2021. Mr. Zhou had served as the joint chief financial officer of our company since September 2021. Prior to joining our company, Mr. Zhou had served as the senior vice president at Tianfeng Securities Co., Ltd. (SHA: 601162) from November 2020 to August 2021. From July 2019 to October 2020, Mr. Zhou served as an associate director at China Innovative Capital Management Ltd. From July 2016 to July 2019, Mr. Zhou served as an investment manager at Sunshine Asset Management Corporation Limited. From June 2013 to June 2015, Mr. Zhou served at multiple positions, including the last position as a financial accountant at The Northwestern Mutual Life Insurance Company. Mr. Zhou received his bachelor’s degree in Economic History from University of British Columbia in 2010, and a master’s degree in business administration from The George Washington University in 2014.

Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014. Mr. Luo manages and supervises the daily operation of ten asset management companies since July 2020. From 2010 to 2014, Mr. Luo served as a portfolio manager at Yinhua Fund Management Co., Ltd. From 2005 to 2009, Mr. Luo served as a portfolio manager at the asset management department at Huatai United Securities Co., Ltd. From 2002 to 2004, Mr. Luo worked as a project manager at the investment banking group of Guotai Junan International Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1788). Mr. Luo received a master’s degree in economics from Jiangxi University of Finance and Economics in 2001.

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

Mr. Yuanlin Hu has served as our independent director since March 2021. Mr. Hu is currently a professor for management and economics and a PhD supervisor at Kunming University of Science and Technology. Mr. Hu has served as an executive director of the eighth board of directors of Yunnan Province Accounting Society since 2017. Mr. Hu has served as the dean of department of accounting and a director of financial management institute at Kunming University of Science and Technology since 2013. Mr. Hu received his bachelor’s degree in economics from Zhongnan University of Finance and Economics in 1995, his master’s degree and PhD in management from Kunming University of Science and Technology in 2001 and 2010, respectively.

Ms. Ning Zhou has served as our independent director since February 2022. Ms. Zhou is currently a professor and researcher at the School of Economics and Management, Beihang University. Ms. Zhou previously served as the director of Beihang Master of Business Administration (MBA) Education Center and deputy dean at the School of Economics and Management, Beihang University. From 1994 to 2001, Ms. Zhou served at multiple positions, including the department manager, general manager, branch general manager and board secretary, at Aviation Industry Corporation of China. Ms. Zhou has rich experience and comprehensive academic publications in accounting, corporate finance and internal control management. Ms. Zhou received her bachelor’s degree in engineering from the Department of Aircraft Design of Beihang University in July 1984, a master’s degree in international accounting from the University of New South Wales in November 2002, and a doctorate degree in systems engineering from School of Economics and Management of Beihang University in January 2010. Ms. Zhou is a Fellow of CPA Australia (FCPA), an Associate of the Chartered Institute of Management Accountants (ACMA) and a Chartered Global Management Accountant (CGMA).

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

The business address of our directors and executive officers is: No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For 2021, the aggregate cash compensation to directors and executive officers was approximately RMB1.8 million (US$0.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and officers, see “—Share Incentive Plan.”

Share Incentive Plan

In January 2021, our board of directors approved the 2021 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Share Incentive Plan (the “2021 Plan”), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall be 3,524,435 ordinary shares, which constitutes 5.0% of the total outstanding ordinary shares of our company on an as-converted basis as of the date of the adoption of the 2021 Plan. As of the date of this annual report, we did not grant any option to purchase our ordinary shares.

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

Share Options

In April 2021, we granted an option and right to buy an equivalent of 1,850,000 ADSs, as represented by our Class A ordinary shares during the option period for the full price equivalent to US$10.00 per ADS to Spring River Greater China Fund, where Mr. Pengwei Luo is the founder and managing director. The option period will expire on May 8, 2025, and must be exercised if our average listed price in any consecutive 30 business days is greater than US$15.00 per ADS. When evaluating the value of the option, we used the binomial option pricing model, and deemed that the option had no material value as of December 31, 2021, since our listed price is sufficiently below the exercise price of US$10.00 per ADS and therefore recorded no related compensation expenses.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. We have no service contract with any of our director providing for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yuanlin Hu, Mr. Guangzhou Zhao and Ms. Ning Zhou, and is chaired by Mr. Yuanlin Hu. Mr. Each of the members of the audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yuanlin Hu qualifies as an “audit committee financial expert.”

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	reviewing and reassessing annually the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

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

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office and its responsibilities of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D. Employees

As of December 31, 2021, we had 1,916 full-time employees for our continuing operations. The following table sets forth the breakdown of our employees for our continuing operations as of December 31, 2021 by function.

Function	Number of Employees	% of Total
Teachers	1,617	84.4
Administrative staff	266	13.9
Supporting staff	33	1.7
Total	1,916	100.0

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2022, for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 86,838,700 ordinary shares, comprising 54,577,170 Class A ordinary shares and 32,261,530 Class B ordinary shares outstanding as of March 31, 2022, but excludes the treasury shares and the ordinary shares reserved for issuance under our 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	Percentage of total ordinary shares on an as- converted basis	Percentage of total voting power***

Directors and Executive Officers**:
Shaowei Zhang(1)	682,960	32,261,530	32,944,490	37.94%	92.30%
Tommy Zhou	—	—	—	—	—
Pengwei Luo(2)	5,840,676	—	5,840,676	6.73%	0.83%
Guangzhou Zhao	—	—	—	—	—
Yuanlin Hu	—	—	—	—	—
Ning Zhou	—	—	—	—	—
Jianping Zhang	*	—	*	*	*

All Directors and Executive Officers as a Group	6,623,466	32,261,530	38,884,996	44.78%	93.15%
Principal Shareholders:
Longwater Topco B.V.(3)	15,097,143	—	15,097,143	17.39%	2.16%
Visionsky Group Limited(1)	—	27,769,020	27,769,020	31.98%	79.36%
Long-Spring Education Management Limited(4)	7,054,570	—	7,054,570	8.12%	1.01%
Long-Spring Education International Limited(5)	4,770,250	—	4,770,250	5.49%	*
Minglin Wu(5)	4,470,760	—	4,470,760	5.15%	*
Brightenwit Group Limited(1)	—	4,492,510	4,492,510	5.17%	12.84%

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China.
***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(1)	Represents (i) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Mr. Shaowei Zhang; (ii) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu. Ms. Yu Wu is the spouse of Mr. Shaowei Zhang; (iii) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest; (iv) 514,150 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 24.64% equity interest; and (v) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Mr. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Ms. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited. The registered office of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 5,840,676 Class A ordinary shares directly held by Spring River Greater China Fund, as reported in a Schedule 13G filed by them on April 29, 2021. Spring River Greater China Fund is a Cayman Islands company with the principal business office address at 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong.
(3)	Represents 15,097,143 Class A ordinary shares held by Longwater Topco B.V. Longwater Topco B.V. is a company incorporated in the Netherlands and indirectly controlled by EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III GP B.V. is the general partner of EQT Mid Market Asia III Limited Partnership. EQT Mid Market Asia III Limited Partnership is an alternative investment fund that consists of several investment vehicles. EQT Fund Management S.à r.l. (“EFMS”) has the exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Mid Market Asia III Limited Partnership. As such, EFMS has the power to control EQT Mid Market Asia III GP B.V’s voting and investment decisions. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol, each of whose address is EFMS, 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg. The business address of Longwater Topco B.V. is at Cornelis Schuytstraat 74, 1071 JL Amsterdam, the Netherlands.

(4)	Represents 7,054,570 Class A ordinary shares held by Long-Spring Education Management Limited. Long-Spring Education Management Limited is a British Virgin Islands company wholly owned as to 1.56% by Mr. Shaowei Zhang (see footnote (1)) and certain non-management employees, including Kang Su (41.36%), Kai Liu (16.71%), Yang Gui (10.20%), Ruzheng Xu (9.49%), Chaomin Shi (9.49%), Shaodong Zhang (6.52%), Xuehua Zhang (1.84%), Chaorui Feng (1.42%), Hong Tan (0.71%) and Baolong Song (0.71%), each of whose address is c/o Long-Spring Education Management Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.
(5)	Represents 4,770,250 Class A ordinary shares held by Long-Spring Education International Limited. Long-Spring Education International Limited is a British Virgin Islands company wholly owned by certain of our non-management employees, including Minglin Wu (90.85%), Kang Su (8.35%), Xiaoli Li (0.60%) and Qiong Wang (0.20%), each of whose address is c/o Long-Spring Education International Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

To our knowledge, as of March 31, 2022, a total of 37,767,690 Class A ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADSs, representing approximately 43.5% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Advances to/repayment from/expenses paid on behalf of Mr. Shaowei Zhang, his family members or his affiliated entities

We, from time to time, provide short-term financing to Mr. Shaowei Zhang, his family members or affiliated entities to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these parties during the periods presented. The financing was provided in the form of interest-free advances or expenses paid on their behalf. The financing does not have a fixed term and is repayable upon demand. The related party companies have historically repaid advances and expenses upon demand. In 2019, 2020 and 2021, we provided short-term financing to Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Yunnan Huayiweiming Technology Co., Ltd.

●	Suzhou Long-Spring Education Technology Co., Ltd.

●	Yunnan Long-Spring Education Technology Co., Ltd.

●	Kunming Chenggong Times Giant Tutorial School Co., Ltd.

●	Xi’an Long-Spring Education Technology Co., Ltd.

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Beijing Tomorrow Future Plus Education Technology Co., Ltd.

●	Beijing Long-Spring Education Technology Group Co., Ltd.

●	Yunnan Shaowei Education Information Consulting Co., Ltd.

●	Zunyi Huichuan District Changshui Jincheng Education Consulting Co., Ltd.

●	Mr. Shaodong Zhang

●	Ms. Yu Wu

As of December 31, 2019, 2020 and 2021, the remaining balance of our financing to such related parties was RMB82.1 million, RMB78.9 million and RMB23.9 million, respectively. As of March 31, 2022, the remaining balance of our financing to such related parties was RMB23.9 million.

Disposal of subsidiaries to Mr. Zhang’s affiliated entities

In 2018, Yunnan Zhongchuang Education Tutorial School sold certain of its business to Kunming Chenggong Times Giant Tutorial School Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB3.4 million. In 2018, Long-Spring Education sold its 100% equity interest in Beijing Long-Spring Education Technology Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB0.7 million. In 2018, Long-Spring Education sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd. at a consideration of nil. In June 2021, Yunnan Long-Spring Education Technology Co., Ltd. sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Times Giant Tutorial School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd., all of which are entities controlled by Mr. Shaowei Zhang, to Long-Spring Education at a consideration of RMB2.5 million, RMB12.5 million, RMB5.0 million, respectively. As of December 31, 2021, the remaining balance of the consideration amount was nil.

Advances to certain senior management

After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing in the form of interest-free advances to certain members of our senior management. As of December 31, 2019, 2020 and 2021, the remaining balance of our financing to such related parties was RMB5.6 million, RMB2.1 million and RMB0.2 million, respectively. These advances are secured by their shares in the former parent. One member of our senior management resigned in 2019. As of March 31, 2022, the remaining balance of our financing to such related parties was RMB0.2 million.

Advances from/payment of advance from Mr. Zhang or his affiliated entities

We, from time to time, receive short-term financing from and receive payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members to support our business operations and working capital needs. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. We have historically repaid advances upon demand. In 2019, 2020 and 2021, we have received short-term financing from and received payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Yunnan Three Three One Education Technology Co., Ltd.

●	Mr. Shaodong Zhang

●	Chengdu Longquanyi District Hengshi Education Training School Co., Ltd.

As of December 31, 2019, 2020 and 2021, the remaining balance of our advance loans from such related parties was RMB61.9 million, RMB51.6 million and RMB18.3 million, respectively. As of March 31, 2022, the remaining balance of our advance loans from such related parties was RMB18.3 million.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs have been listed for trading on the NYSE under the symbol “FHS” since March 11, 2021. Each ADS represents three Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed for trading on the NYSE under the symbol “FHS” since March 11, 2021.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporate tax.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the Code”).

This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

●	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors that have a functional currency other than the U.S. dollar; or

●	investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is tradable on an established securities market in the United States. The ADSs are currently listed and tradeable on the NYSE, an established securities market in the United States, and so we believe that we currently are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined in the regulations) on the NYSE. No assurances may be given regarding whether the ADSs qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

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

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Our credit risk is primarily attributable to cash in banks, cash and term deposits held at a related party finance entity, receivables due from related parties.

We had cash held by third-party financial institutions located in the PRC, Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500. We have not experienced any losses in uninsured bank deposits and do not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC, Hong Kong SAR with high-credit rating and quality.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

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

As of December 31, 2021, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

As of the date of this annual report, we have used all of the net proceeds from our initial public offering for purposes disclosed in our registration statement on Form F-1.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

Notwithstanding the identified material weakness, management, including our chief executive officer and acting chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remedy our identified material weakness, we have adopted and plan to continue to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value.

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

Except for the measures to be adopted to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yuanlin Hu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules, and that he satisfies the independence requirements of Section 303A of the NYSE Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, KPMG Huazhen LLP and Audit Alliance LLP, for the years ended December 31, 2020 and 2021, respectively. Save as disclosed below, we did not pay any other fees to KPMG Huazhen LLP and Audit Alliance LLP during the periods indicated below.

	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit fees(1)
KPMG Huazen LLP	9,611	3,623	509
Audit Alliance LLP	701	2,549	400
Total	10,312	6,172	909

(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, review of our interim condensed consolidated financial statements, and assistance with and review of documents filed with the SEC. On December 15, 2021, we dismissed KPMG Huazhen LLP and engaged Audit Alliance LLP as our independent registered public accounting firm. See “Item 16F. Change in Registrant’s Certifying Accountant.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 15, 2021, we dismissed KPMG Huazhen LLP, as our independent registered public accounting firm. On the same date, we appointed Audit Alliance LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ending December 31, 2021. The change of our independent registered public accounting firm had been approved by our audit committee and board of directors.

During the two fiscal years ended December 31, 2020, and the subsequent interim period through December 15, 2021, there were no: (1) disagreements with KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; or (2) reportable events, except that KPMG Huazhen LLP advised us of the material weakness in internal control over financial reporting with respect to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements. The audit reports of KPMG Huazhen LLP on the consolidated financial statements of our company as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided KPMG Huazhen LLP with a copy of the foregoing disclosure, and requested that KPMG Huazhen LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from KPMG Huazhen LLP, a copy of which is filed as Exhibit 16.1 to this Form 20-F.

During the two fiscal years ended December 31, 2020 and the subsequent interim period through December 15, 2021, neither we nor anyone on behalf of us has consulted with Audit Alliance LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks related to our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations in China.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Mr. Shaowei Zhang, our founder, chairman and chief executive officer, together with his spouse, Ms. Yu Wu, are able to exercise over 50% of the total voting power of our company. Therefore, we are a “controlled company” under the Corporate Governance Rules of the NYSE. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Corporate Governance Rules of the NYSE, and the requirement that our compensation committee and nominating and corporate governance committee consist entirely of independent directors. We currently rely on the exemptions with respect to (1) the requirement that a majority of the board of directors consist of independent directors, and (2) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are a “controlled company” under the Corporate Governance Rules of the NYSE, and we, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
2.3	Deposit Agreement (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3	English translation of exclusive technical service and management consultancy agreement among Yunnan WFOE and our affiliated entities, dated December 13, 2018 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3.1*	Schedule of exclusive technical service and management consultancy agreement among Yunnan WFOE and our affiliated entities
4.4	English translation of business cooperation agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5	English translation of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5.1*	Schedule of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education
4.6	English translation of equity pledge agreement among Yunnan WFOE, Long-Spring Education, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7	English translation of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools, dated December 13, 2018 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7.1*	Schedule of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools
4.8	English translation of the executed form of power of attorney granted by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.8.1*	Schedule of power of attorney granted by the sponsors of our schools

4.9	English translation of the executed form of power of attorney granted by directors appointed by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.9.1*	Schedule of power of attorney granted by directors appointed by the sponsors of our schools
4.10	English translation of shareholders’ rights entrustment agreement among Yunnan WFOE, Long-Spring Education, and shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.11	English translation of the executed form of power of attorney granted by shareholders of Long-Spring Education and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.12	English translation of the executed form spousal undertaking granted by the spouse of each individual shareholder of Long-Spring Education and a schedule of all executed spousal undertaking adopting the same form (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.13	English translation of loan agreement among Yunnan WFOE, our schools, and Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.14	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.15	Subscription agreement, dated as of January 10, 2021, by and between the Registrant and Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jingtian & Gongcheng Law Firm
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
16.1*	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

First High-School Education Group Co., Ltd.

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Chairman and Chief Executive Officer

Date: May 9, 2022

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First High-school Education Group Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First High-school Education Group CO., LTD. (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

May 9, 2022

PCAOB ID Number 3487

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
Assets
Current assets
Cash	111,978	144,409
Restricted cash	59,600	—
Accounts receivable, net of allowance for doubtful accounts	30,779	39,975
Amounts due from related parties	80,464	24,171
Prepaid expenses and other current assets	45,382	93,254
Assets related to discontinued operation	44,970	79,505
Total current assets	373,173	381,314
Non-current assets
Property and equipment, net	127,004	140,670
Intangible assets, net	48,975	47,523
Goodwill	40,218	150,996
Deferred tax assets	13,680	28,567
Amounts due from related parties	500	—
Other non-current assets	18,045	56,487
Assets related to discontinued operation	15,883	15,112
Total non-current assets	264,305	439,355
Total assets	637,478	820,669

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
Liabilities and Equity/(Deficit)
Current liabilities
Contract liabilities	164,191	156,236
Borrowings under financing arrangements	64,140	40,078
Bank loan	46,638	43,219
Accounts payable	8,063	3,538
Accrued expenses and other payables	68,163	110,330
Income tax payables	15,195	24,718
Deferred revenue	13,770	7,833
Amounts due to related parties	52,308	19,759
Dividend payables	166,688	—
Liability related to discontinued operation	62,563	106,335
Total current liabilities	661,719	512,046
Non-current liabilities
Deferred revenue	12,370	13,632
Borrowings under financing arrangements	28,643	44,178
Other payables	16,881	7,868
Deferred tax liabilities	13,339	12,575
Liability related to discontinued operation	—	6
Total non-current liabilities	71,233	78,259
Total liabilities	732,952	590,305

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
Liabilities and Equity/(Deficit)
Commitments and contingencies
Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2020, and 86,838,700 shares issued and outstanding as of December 31, 2021, respectively)	—	6
Additional paid-in capital	64,128	389,199
Statutory reserves	41,591	49,060
Accumulated other comprehensive income	144	462
Accumulated deficit	(201,524)	(207,713)
Total equity/(deficit) attributable to the shareholders of the Company	(95,661)	231,014
Non-controlling interests	187	(650)
Total equity/(deficit)	(95,474)	230,364
Total liabilities and equity/(deficit)	637,478	820,669

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020	2021

Revenue	264,058	351,912	400,227
Cost of revenues	(142,530)	(197,412)	(251,202)
Gross profit	121,528	154,500	149,025
Operating expenses and income
Selling and marketing expenses	(4,035)	(6,517)	(7,077)
General and administrative expenses	(49,791)	(52,656)	(73,977)
Government grants	6,606	4,477	2,097
Bad debt provision	—	—	(14)
Donation	(10,000)	—	—
Net operating expenses	(57,220)	(54,696)	(78,971)
Income from operations	64,308	99,804	70,054
Other income (expenses):
Interest income	983	1,155	1,946
Interest expense	(2,651)	(5,747)	(10,363)
Foreign currency exchange loss, net	(3,056)	(469)	(922)
Others, net	(204)	1,689	3,576
Income before income taxes	59,380	96,432	64,291
Income tax expenses	(5,370)	(15,404)	(1,573)
Net income from continuing operations	54,010	81,028	62,718
Discontinued Operations
Loss from discontinued operations	(22,319)	(109)	(10,025)
Net income	31,691	80,919	52,693
Less: Net income attributable to non-controlling interests	86	101	—
Net income attributable to First High-school Education Group Co., Ltd.	31,605	80,818	52,693
Comprehensive Income
Net income	31,691	80,919	52,693
Other comprehensive income: foreign currency translation	-	144	318
Comprehensive income	31,691	81,063	53,011
Comprehensive income attributable to non-controlling interests	86	101	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO First High-school Education Group CO., LTD.	31,605	80,962	53,011

Earnings per share:
Basic earnings per share from continued operation	0.77	1.15	0.75
Basic loss per share from discontinued operation	(0.32)	0.00	(0.12)
Diluted Earnings per share:
Diluted earnings per share from continued operation	0.77	1.15	0.73
Diluted loss per share from discontinued operation	(0.32)	0.00	(0.12)
Weighted average number of ordinary share outstanding
Basic	70,488,700	70,488,700	83,925,002
Diluted	70,488,700	70,488,700	85,775,002

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/ (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Ordinary shares*			Additional	Accumulated other		Retained earnings/	Total equity/(deficit) attributable to the shareholders	Non-	Total
	Number of shares*	Treasury stock	Amount	paid-in capital	comprehensive income	Statutory reserves	(accumulated deficit)	of the Company	controlling interests	equity/ (deficit)
Balance as of January 1, 2019	70,488,700	—	—	221,791	—	21,210	(204,483)	38,518	—	38,518
Net income from continuing operations	—	—	—	—	—	—	53,924	53,924	86	54,010
Net income from discontinued operations	—	—	—	—	—	—	(22,319)	(22,319)	—	(22,319)
Total comprehensive income	—		—	—	—	—	31,605	31,605	86	31,691
Transfer to statutory reserve	—	—	—	—	—	7,891	(7,891)	—	—	—
Balance as of December 31, 2019 and January 1, 2020	70,488,700	—	—	221,791	—	29,101	(180,769)	70,123	86	70,209
Net income from continuing operations	—	—	—	—	—	—	80,927	80,927	101	81,028
Net income from discontinued operations	—	—	—	—	—	—	(109)	(109)	—	(109)
Other comprehensive income	—	—	—	—	144	—	—	144	—	144
Total comprehensive income	—		—	—	144	—	80,818	80,962	101	81,063
Transfer to statutory reserve	—	—	—	—	—	12,490	(12,490)	—	—	—
Distribution to the Parent	—	—	—	—	—	—	(89,083)	(89,083)	—	(89,083)
Dividend declared	—	—	—	(157,663)	—	—	—	(157,663)	—	(157,663)
Balance as of December 31, 2020 and January 1, 2021	70,488,700	—	—	64,128	144	41,591	(201,524)	(95,661)	187	(95,474)
Net income from continuing operations	—	—	—	—	—	—	62,718	62,718	—	62,718
Net income from discontinued operations	—	—	—	—	—	—	(10,025)	(10,025)	—	(10,025)
Other comprehensive income	—	—	—	—	318	—	—	318	—	318
Total comprehensive income	—	—		—	318	—	52,693	53,011		53,011
Transfer to statutory reserve	—	—	—	—	—	7,469	(7,469)	—	—	—
Issuance of common stocks-cash	23,532,390	(7,182,390)	6	325,071	—	—	—	325,077	—	325,077
Distribution to the Parent	—	—	—	—	—	—	(18,424)	(18,424)	—	(18,424)
Shareholder interest on acquisition of subsidiary		—	—	—	—	—	(32,989)	(32,989)		(32,989)
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	—	(837)	(837)
Dividend declared	—		—	—	—	—	—	—	—	—
Balance as of December 31, 2021	94,021,090	(7,182,390)	6	389,199	462	49,060	(207,713)	231,014	(650)	230,364

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the Corporate Restructuring in January 2021.

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net income	31,691	80,919	52,693
Net loss from discontinued operation	(22,319)	(109)	(10,025)
Net income from continuing operation	54,010	81,028	62,718
Adjustments to reconcile net (loss) / income to net cash generated from operating activities:
Depreciation	9,557	11,271	13,867
Amortization	3,286	3,364	3,591
Bad debt provision	-	-	(14)
Deferred income taxes	(3,084)	(6,097)	(15,651)
Changes in operating assets and liabilities:
Accounts receivable	4,456	(26,762)	(7,661)
Advances to suppliers and other current assets	7,516	(28,475)	(34,781)
Accounts payable	(2,201)	(149)	(4,717)
Deferred revenue	4,094	7,047	(4,675)
Accrued expenses & other payables	(15,901)	(3,477)	(31,681)
Taxes payable	(3,909)	9,283	9,523
Advances from customers	27,364	6,849	(7,955)
Net Cash generated from / (used in) Operating Activities - Continuing Operations	85,188	53,882	(17,436)
Net Cash generated from Operating Activities - Discontinued Operations	1,204	36,755	71,180

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020	2021
Cash flows from investing activities
Purchase of property and equipment	(15,132)	(17,401)	(26,867)
Purchase of intangible assets	(1,550)	(1,636)	(2,139)
Acquisition of a subsidiary, net of cash	-	-	(104,606)
Net cash used in investing activities	(16,682)	(19,037)	(133,612)
Cash flows from financing activities:
Prepayment for the issuance of common stock	-	-	296,386
Dividend to shareholders	-	(42,300)	(166,688)
Proceeds from amounts due from related parties, net	183,165	113,806	127,159
Repayment of amounts due to related parties, net	(158,021)	(205,834)	(121,339)
Proceeds from loan	-	139,421	286,042
Repayment of loans	-	-	(297,988)
Net cash generated from financing activities	25,144	5,093	123,572
Effect of exchange rate changes on cash	-	144	318
Net increase in cash and restricted cash	94,854	76,837	44,022
Cash at beginning of year	58,564	131,519	171,578
Cash and restricted cash at end of year	153,418	208,356	215,600
Less: Cash and cash equivalents, from the discontinued operations, end of period	(21,899)	(36,778)	(71,191)
Cash and cash equivalents, from the continuing operations end of period	131,519	171,578	144,409
Supplemental disclosures of cash flow information
Income tax paid	8,453	21,501	1,739
Interests paid	2,651	5,747	10,363
Supplemental disclosures of non-cash investing and financing activities
Payable for declared dividends	-	157,663	-
Consideration payable for the acquisition of subsidiaries	-	-	104,606

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

First High-School Education Group Co., Ltd. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 19, 2018. The Company, its subsidiaries and its consolidated variable interest entity and its subsidiaries (“VIEs”) (collectively as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including middle and high school and tutorial school in the People’s Republic of China (the “PRC”). The Company completed its initial public offering (“IPO”) on the New York Stock Exchange on March 11, 2021. Prior to January 12, 2021, the Company was wholly-owned by Long-Spring Education Group (the “Parent”). Upon completion of the corporate restructuring on January 12, 2021, Long-Spring Education Group ceased to be the parent company of the Group.

As of December 31, 2021, the Company’s subsidiaries and consolidated VIEs are as follows.

			Equity interest
	Place of	Date of	attributable to	Principal
Name	establishment	establishment	the Group	activities
Wholly owned subsidiaries
First High-School Education Group (BVI) Limited (“First High-School BVI”)	BVI	September 20, 2018	100%	Investment holding
First High-School Group Hong Kong Limited (“First High-School HK”)	Hong Kong	September 28, 2016	100%	Investment holding
Yunnan Century Long-Spring Education Technology Co., Ltd. (“Yunnan WFOE”)	The PRC	October 31, 2016	100%	Management consulting service
Yunnan Long-Spring Logistics Service Co., Ltd.	The PRC	September 16, 2015	100%	Education and management service

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIEs:
Long-Spring Education Holding Group Limited	The PRC	September 20, 2011	100%	Management service
Beijing Hengyue Education Technology Co., Ltd.	The PRC	July 11, 2017	100%	Management service
Beijing Hualing International Human Resources Co., Ltd	The PRC	December 5, 2016	100%	Management service
Ordos Hengyue Education Technology Co., Ltd.	The PRC	July 8, 2017	100%	Investment holding
Ordos Hengshui Experimental High School	The PRC	August 4, 2017	100%	Formal education services*
Yunnan Zhongchuang Education Tutorial Academy	The PRC	August 28, 2012	100%	Tutorial services
Kunming Xishan Long-Spring Experimental Secondary School	The PRC	April 4, 2014	100%	Formal education services*
Kunming Chenggong Long-Spring Experimental Secondary School	The PRC	July 23, 2015	100%	Formal education services*
Yunnan Hengshui Experimental Secondary School—Xishan School	The PRC	July 1, 2016	100%	Formal education services*
Yiliang Long-Spring Experimental Secondary SchoolYunnan	The PRC	July 11, 2016	100%	Formal education services*
Yunnan Long-Spring Foreign Language Secondary School Dianchi Resort District School	The PRC	April 18, 2017	100%	Formal education services*

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIEs:
Qujing Hengshui Experimental Secondary School	The PRC	July 18, 2017	100%	Formal education services*
Yunnan Yuxi Hengshui Experimental High School	The PRC	August 3, 2017	100%	Formal education services*
Kunming Guandu Hengshizhong Education Tutorial School Co., Ltd.	The PRC	January 10, 2019	100%	Tutorial services
Xinping Long-Spring Advanced Secondary School Co., Ltd.	The PRC	July 5, 2019	100%	Formal education services*
Shanxi Long-Spring Enterprise Management Co., Ltd.	The PRC	June 20, 2019	56%	Investment holding
Datong Hengshi Gaokao Tutorial School	The PRC	June 20, 2019	56%	Tutorial services
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	The PRC	July 20, 2020	100%	Formal education services*
Guizhou Long-Spring Century Technology Co., Ltd.	The PRC	June 17, 2020	100%	Management consulting service
Guizhou Hengshizhong Technology Co., Ltd.	The PRC	July 1, 2020	56%	Management consulting service
Yunnan Lihua Education Technology Co., Ltd.
Zhenxiong Bainian Long-Spring Technology Co., Ltd.	The PRC	July 2, 2020	56%	Management consulting service
Zhenxiong Long-Spring Advanced Secondary School	The PRC	September 1, 2020	56%	Formal education services*
Qiubei Long-Spring Experimental Secondary School	The PRC	July 21, 2020	100%	Formal education services*
Wenshan Long-Spring Experimental Secondary School	The PRC	August 3, 2020	56%	Formal education services*
Mengla Long-Spring Experimental Secondary School	The PRC	September 4, 2020	100%	Formal education services*
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	The PRC	August 24, 2018	100%	Tutorial services
Beijing Yigao Education Technology Co., Ltd.	The PRC	March 18, 2021	100%	Management consulting service
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	The PRC	June 10, 2021	70%	Investment holding
Shenyang Century Long-Spring Technology Co., Ltd.	The PRC	May 12, 2021	70%	Investment holding
Xiamen Hengshi Education Technology Co., Ltd.	The PRC	June 07, 2021	60%	Investment holding
Shenzhen Hengshi Education Technology Co., Ltd.	The PRC	May 27, 2021	60%	Investment holding
Chongqing Hengshi Education Technology Co., Ltd.	The PRC	February 26, 2021	100%	Investment holding
Sichuan Century Long-Spring Technology Co., Ltd.	The PRC	December 30, 2020	100%	Investment holding
Mengzi Bainian Long-Spring Education Technology Co., Ltd.	The PRC	February 8, 2022	100%	Investment holding
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	The PRC	January 11, 2022	100%	Investment holding
Yunnan Hengshun Property Service Co., Ltd.	The PRC	October 18, 2018	100%	Tutorial services
Zunyi Hengshi Education Technology Co., Ltd.	The PRC	May 19, 2021	100%	Investment holding
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	The PRC	December 24, 2020	100%	Management consulting service
Shaanxi Century Changshui Education Technology Co., Ltd.	The PRC	January 11, 2021	100%	Investment holding
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	The PRC	March 08, 2021	51%	Management consulting service
Beijing Long-Spring Weilaijia Education Technology Co., Ltd.	The PRC	March 26, 2020	51%	Management consulting service
Kunming Long-Spring Weilaijia Education Technology Co., Ltd.	The PRC	May 31, 2021	51%	Management consulting service

*	Formal education services include middle, high and international school services.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

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

The Group has carried out a review of its cash flow forecast for the twelve months ending December 31, 2022. Based on such forecast, management believe that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management have considered historical cash requirements, working capital and capital expenditures plans, estimated cash flows provided by operations, existing cash on hand, time deposits, as well as other key factors, including the existing loan facilities from the banks, its ability to obtain other external financing and the completion of the Company’s initial public offering (“IPO”) on New York Stock Exchange on March 11, 2021. Management believes the assumptions used in the cash forecast are reasonable.

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

The Group believes that the contractual arrangements with Long-Spring Education VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	Long-Spring Education and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Long-Spring Education, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.

●	Long-Spring Education and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

●	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021

Current assets
Cash	101,597	132,391
Accounts receivable, net of allowance for doubtful accounts	20,283	28,925
Amounts due from related parties	238,621	23,337
Prepaid expenses and other current assets	22,891	50,893
Total current assets	383,392	235,546
Property and equipment, net	44,369	63,763
Intangible assets, net	44,856	41,763
Goodwill	40,218	150,996
Deferred tax assets	7,371	22,322
Other non-current assets	15,774	54,488
Total assets	535,980	568,878
Current liabilities
Contract liabilities	163,957	146,164
Bank loan	—	43,219
Borrowings under financing arrangements	64,140	40,078
Accounts payable	3,655	8,955
Accrued expenses and other payables	44,990	107,912
Income tax payables	5,580	14,073
Amounts due to related parties	72,648	4,877
Total current liabilities	354,970	365,278
Deferred revenue	26,140	21,465
Borrowings under financing arrangements	28,643	44,178
Other payables	13,550	7,868
Deferred tax liabilities	11,933	11,706
Total liabilities	435,236	450,495

Notes:

(i):	Amounts due from related parties consisted of (a) amounts due from related parties as disclosed in Note 22 and (b) inter-company receivables for advances made by the VIEs to other companies within the Group.

(ii):	Amounts due to related parties consisted of (a) amounts due to related parties as disclosed in Note 22 and (b) inter-company payables for advances received by VIEs from other companies within the Group.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Years Ended December 31,
	2019	2020	2021
Net revenues	236,424	298,939	370,260
Net income	38,859	29,525	16,380

(c)	Use of estimates

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

As of December 31, 2020 and 2021, cash equivalents was RMB171,578 and RMB144,409.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

Cash and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,
	2020	2021
Cash	111,978	144,409
Restricted cash	59,600	-
Total cash and restricted cash	171,578	144,409

(e)	Fair value of financial instruments

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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

A contract asset is the right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity's future performance).

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

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2019, 2020 and 2021.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2019, 2020 and 2021.

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

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded as contract liability and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to June. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

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

Education and management service fees

Revenue derived from 1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service, and 2) the meal catering services are outsourced to certain vendors and the Group charges management service fee from these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

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

Selling and marketing expense mainly consists of advertising costs which are expensed as incurred. Advertising costs amounted to approximately RMB4,035, RMB6,517 and RMB7,077 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.

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

For further information on share-based compensation.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash denominated in RMB amounted to approximately RMB111,978 and RMB144,409 as of December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, restricted cash amounted to RMB59,600 and nil, respectively.

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

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The guidance is effective for the Group for periods beginning after December 15, 2020. Early adoption is allowed. The Group adopted the standard on January 1, 2021 and the adoption of this standard did not have a material impact on the consolidated financial statements.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 key changes include hybrid tax regimes, intra-period tax allocation exception, and interim-period accounting for enacted changes in tax law. Early adoption is permitted, including adoption in any interim period or annual reports for which financial statements have not yet been made available for issuance. The guidance is effective for the Group for annual periods beginning after December 15, 2021. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

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

3	CONTRACT BALANCES

(a)	Accounts receivable, net

Accounts receivable, net consisted of the following:

		As of December 31,
	Note	2020	2021
Accounts receivable derived from governments cooperative arrangements	(i)	15,860	38,442
Accounts receivable from other customers	(ii)	14,919	1,533
Accounts receivable		30,779	39,975
Less: allowance for doubtful accounts		—	—
Accounts receivable, net		30,779	39,975

Note (i):	Accounts receivable derived from government cooperative arrangements were recorded when the educational services have been provided to publicly-sponsored students and the receivables are due in accordance with the payment schedule in the relevant agreements with the governments.

Note (ii):	When rendering education and management services and other services, the Group generally bills its customers in the period when the Group’s right to consideration is unconditional and transfer control over services in accordance with the contract terms.

No allowance for doubtful accounts was provided to accounts receivable as of December 31, 2020 and 2021 respectively.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)	Contract liabilities

The balances of the Group’s contract liabilities are as following:

	As of December 31,
	2020	2021
Tuition fee	142,726	132,246
Accommodation fee	12,479	15,020
Deposit	32	32
Teaching and Miscellaneous Fees	730	3,112
Training fee	90	5,163
Service charge	8,134	663
Contract liabilities	164,191	156,236

The contract liabilities primarily relate to up-front payments from the Group’s customers for the formal educational services and training programs.

(c)	Deferred revenue

The balances of the Group’s deferred revenue are as follows:

	As of December 31,
	2020	2021
Deferred revenue from governments	26,140	21,344
Others	-	121
Deferred revenue	26,140	21,465

Deferred revenue from governments results from the financing funding collected from the governments for publicly-sponsored students before educational service are delivered to these students. The amount is recognized as revenue when the educational service are delivered to these students.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
Advances to third parties	11,395	56,815
IPO fee	13,207	-
Advances to employees	1,696	13,089
Prepaid rental fees	2,722	3,814
School deposits	9,034	13,276
Deposits for financing arrangements	3,451	3,250
Low-value consumables	1,469	1,625
Others	2,408	1,385
Prepaid expenses and other current assets	45,382	93,254

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
At cost:
Buildings	94,004	94,219
Leasehold improvement	35,597	40,802
Furniture and office equipment	8,872	16,452
Electronic equipment	23,547	30,122
Vehicles	4,116	4,867
Construction in progress	3,211	3,211
	169,347	189,673
Less: accumulated depreciation	(42,343)	(49,003)
Property and equipment, net	127,004	140,670

As of December 31, 2020 and 2021, certain furniture and office equipment and electronic equipment of the Group with net book value of RMB137,237 and RMB88,112, respectively, were pledged pursuant to borrowings under financial arrangement as disclosed in Note 9.

Depreciation of property and equipment were approximately RMB9,557, RMB11,271 and RMB13,867 for the years ended December 31, 2019, 2020 and 2021, respectively, and included in the following captions:

	Years Ended December 31,
	2019	2020	2021
Cost of revenues	7,116	7,936	9,602
General and administrative expenses	2,441	3,335	4,265
Total	9,557	11,271	13,867

6	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2020	2021
Systems software	5,025	7,163
Government cooperative agreements	52,000	52,000
	57,025	59,163
Less: accumulated amortization	(8,050)	(11,640)
Intangible assets, net	48,975	47,523

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

Amortisation of intangible assets were approximately RMB3,286, RMB3,364 and RMB3,591 for the years ended December 31, 2019, 2020 and 2021, respectively.

Estimated future amortisation expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2022	3,647
2023	3,647
2024	3,647
2025	3,647
2026	3,647
Thereafter	29,288
Total	47,523

7	BUSINESS COMBINATION AND GOODWILL

The movement of goodwill is set out as below:

	2019	2020	2021
Balance as of January 1,	40,218	40,218	40,218
Addition during the year	-	-	110,778
Balance as of December 31,	40,218	40,218	150,996

The Group did not incur impairment loss on goodwill for the years ended December 31, 2019, 2020 and 2021.

Beijing Hengyue Acquisition

On July 13, 2018, the Group acquired all of the equity interests in Beijing Hengyue Education Technology Co., Ltd. (“Beijing Hengyue”) and its subsidiaries from a third party. Pursuant to the share purchase agreement, the purchase prices included (1) initial cash consideration of RMB39,375, which has been paid upon closing date of the acquisition; and (2) contingent consideration up to RMB39,375, which is payable subject to achievements of certain specified financial performance conditions for 2018 and 2019.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2020 and 2021, contingent consideration payables were recorded as follows based on the payment schedule in the share purchase agreement.

	As of December 31,
	2020	2021
Current accrued expense and other payables	18,862	-

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

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items:

	Note
Fair value of consideration		76,496
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		17,776
Property and equipment		166
Intangible assets	(i)	52,047
Other assets		326
Accounts payable		(1,355)
Contract liabilities	(ii)	(6,341)
Deferred tax liabilities		(13,496)
Deferred revenue from governments	(ii)	(6,100)
Other liabilities		(6,745)
Total identifiable net assets at fair values		36,278
Goodwill	(iii)	40,218

Notes:

(i):	Intangible assets acquired mainly included the government cooperative agreements with relevant local government of approximately RMB52,000 with an estimated useful life of 17 years. Such cooperative agreement would enable the Group get government subsidies for their publicly-sponsored students over the beneficial periods of 17 years.

(ii):	The fair value of the contract liabilities and deferred revenue from governments were estimated based on the costs of fulfilling the obligations plus a normal profit margin under income approach.

(iii):	Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in the acquisition. Goodwill is assigned to the formal education services reporting unit. Goodwill primarily represents the expected synergies from combining operations of Beijing Hengyue with those of the Group and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC350, goodwill is not amortized but is tested for impairment.

Yunnan Times Giant Acquisition

On June 8, 2021, the Group acquired all of the equity interests in Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Times Giant Tutorial School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd. (collectively known as “Yunnan Times Giant”) for consideration of RMB2,500, RMB12,500, and RMB5,000, respectively, from an original shareholder that was controlled by a related party of the Company.

Yunnan Times Giant is franchise of Giant Education Group in Yunnan Province. Yunnan Times Giant mainly engaged in the services of middle school entrance examination, high school entrance examination, and college entrance examination training and consulting services. The offered curriculum includes English, sports and arts, computer, vocational skills training, and STEM education subjects. It is a leader in private training and education in China with strong team of teachers, top elite management teams and high-quality educational resources.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

Fair value of consideration	20,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,344
Property and equipment	581
Accounts receivable	39
Other assets	2,744
Accounts payable	(193)
Other liabilities	(17,504)
Total identifiable net assets at fair values	(12,989)
Total shareholder interest on acquisition of subsidiary	32,989

The Company has included the operating results of Yunnan Times Giant in its consolidated financial statements since the Acquisition Date. RMB5,356 in net sales and RMB228 in net loss of Yunnan Times Giant were included in the consolidated financial statements for the years ended December 31, 2021. Yunnan Times Giant was under the same control with the Company before Acquisition.

Yunnan Hengshun Acquisition

On April 30, 2021, the Group acquired all of the equity interests in Yunnan Hengshun Property Services Co., Ltd. (“Yunnan Hengshun”), a campus focused general service company for a consideration of RMB24,500 from an original shareholder that was controlled by a third party. The transaction was closed on April 30, 2021.

Yunnan Hengshun is a full general servicing company targeted at campus management. The company offers campus specialized services of security, sanitation, landscaping, repairs and maintenance, food and retail marketing, and lodging services.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

Fair value of consideration	24,500
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,172
Property and equipment	2
Accounts receivable	1,467
Other assets	19,978
Other liabilities	(28,466)
Total identifiable net assets/(liabilities) at fair value	(5,847)
Goodwill	30,347

The Company has included the operating results of Yunnan Hengshun in its consolidated financial statements since the Acquisition Date. RMB14,582 in net sales and RMB6,666 in net gain of Yunnan Hengshun were included in the consolidated financial statements for the years ended December 31, 2021.

Beijing Tomorrow Acquisition

On May 6, 2021, the Group acquired majority equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd. (“Beijing Tomorrow”), a technology-driven education company, for a consideration of RMB76,500 from an original shareholder that was controlled by a related party of the Company.

Beijing Tomorrow is a technology-driven education company that provides premium full-time live AI online teaching services supported by strong offline operations and management strategy for large-scale resource sharing and learning efficiency. Beijing Tomorrow adopts a unique “three-teacher classroom” model consisting of master instructor livestream classes and personalized counseling offline with character-building guidance. The “three-teacher classroom” framework, combined with enriching activities and optimized campus management, creates an ideal environment for efficient learning and comprehensive development.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

Fair value of consideration	76,500
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,631
Property and equipment	83
Accounts receivable	29
Other assets	106
Other liabilities	(6,617)
Total identifiable net liabilites at fair values	(4,768)

Less: non-controlling interests	837
Goodwill	80,431

The Company has included the operating results of Beijing Tomorrow in its consolidated financial statements since the Acquisition Date. RMB9,558 in net sales and RMB1,551 in net gain of Beijing Tomorrow were included in the consolidated financial statements for the years ended December 31, 2021.

8	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
Loans to an ex-management	487	-
Loans to employees	2,484	2,867
Deposits for financing arrangements	1,656	-
School deposits	11,690	22,173
Rental deposits	1,120	29,601
Others	608	1,846
Other non-current assets	18,045	56,487

9	BORROWINGS UNDER FINANCING ARRANGEMENTS

The balances of the Group’s borrowings under financing arrangements are as following:

	As of December 31,
	2020	2021
Current portion	64,140	40,078
Non-current portion	28,643	44,178
	92,783	84,256

The Group entered into sale and leaseback contracts with certain third-party financial institutions during 2020. The lease items were mainly multi-media computers, video conference equipment, computers and other teaching equipment. The Group considers the substance of these transactions to be debt financing in nature and no gain or loss is recognized upon the sale. Thus, the Group recorded the cash receipt from these transactions as liabilities and accrued the interest using the effective interest method.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The detailed terms of these sale and leaseback contracts are summarized below:

(i)	On April 4 and April 9, 2019, the Group entered into sale and leaseback contracts with Far Eastern International Leasing Co., Ltd. for an aggregated consideration of RMB33,800 repayable in eight instalments until April 23, 2021 with an effective interest rate of 13.0% per annum. The Group recorded the cash receipt of RMB31,600 as a liability and accrued the interest using the effective interest method.

Simultaneously, the Group paid RMB2,864 as deposits which returned in April 2021 and recorded it in prepared expenses and other current assets as of December 31, 2021.

(ii)	On August 14, 2020, the Group entered into sale and leaseback contracts with Haier Financial Leasing Co., Ltd. for a consideration of RMB40,000 repayable in five instalments until August 31, 2021 with an effective interest rate of 5.8% per annum. The Group recorded the cash receipts of RMB38,560 as a liability and accrued the interest using the effective interest method.

The Group paid an aggregate amount of RMB1,200 as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31, 2020 respectively.

On August 14, 2020, the Group entered into sale and leaseback contracts with Haier Financial Leasing Co., Ltd. for a consideration of RMB60,000 repayable in thirteen instalments until August 31, 2023 with an effective interest rate of 7.4% per annum. The Group recorded the cash receipts of RMB57,800 as a liability and accrued the interest using the effective interest method.

The Group paid an aggregate amount of RMB1,700 as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31, 2020 respectively.

(iii)	On November 1,2021, the Group entered into sale and leaseback contracts with Chengtai Finance Leasing (Shanghai) Co., LTD for an aggregated consideration of RMB55,000 repayable in twelve instalments November 1, 2024 with an effective interest rate of 10.8% per annum. The Group recorded the cash receipt of RMB 51,750 as a liability and accrued the interest using the effective interest method.

The Group paid an aggregate amount of RMB5,000 as deposits, which is expected to be returned in one year. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31,2021 respectively.

10	BANK LOAN

On April 15, 2021, the Company entered into a short-term loan agreement RMB89,534 with Guangdong Development Bank until April 15, 2022 with an interest rate of 5.25% per annum. As of December 31, 2021, RMB63,477 has been repaid.

On April 12, 2021, the Company entered into a short-term loan agreement RMB64,228 with China CITIC Bank until April 8, 2022 with an interest rate of 4.65% per annum. As of December 31, 2021, RMB47,066 has been repaid. The short-term loan agreement was based on the company’s credit standing and no securities or guarantees were involved.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables, current and non-current, consisted of the following:

	As of December 31,
	2020	2021
Accrued payroll and welfare benefits	22,545	30,362
Government subsidies received on behalf of certain teachers and students	2,511	9,702
Contingent consideration payables for a business combination	18,862	11,747
Other tax payables	15,613	6,672
Deposits received	18,278	10,639
Accrued service fees	4,263	12,027
Accrued utilities fees	1,245	1,707
Collection of teaching and auxiliary materials fee	-	23,612
Accrued expenses	-	7,868
Others	1,727	3,862
Accrued expenses and other payables	85,044	118,198
Including:
- Current portion	68,163	110,330
- Non-current portion	16,881	7,868

12	LEASES

Operating leases

The Group leases properties and other equipment that are classified as operating leases. The majority of the Group’s operating leases expire at various dates though 2036.

Future minimum operating lease payments as of December 31, 2021and 2020 are summarized as follow:

December 31, 2021
2022	8,300
2023	8,300
2024	11,578
2025	11,677
2026	11,778
Thereafter	42,472
Total	94,105

December 31, 2020
2021	6,746
2022	6,860
2023	6,376
2024	5,600
2025	5,600
Thereafter	44,500
Total	75,682

Rental expenses were approximately RMB269, RMB243, and RMB1,334 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group did not sublease any of its operating leases for the years presented.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

13	SHARE CAPITAL

On September 19, 2018, the Company was incorporated as limited liability company with authorized share capital of US$50 divided into 50,000 ordinary shares with par value of US$1.00 each. As of December 31, 2018, one ordinary share was issued and outstanding.

On August 26, 2019, the Company completed its share subdivision on a 100,000-for-1 basis, which resulted in increase an in the number of shares authorized from 50,000 shares to 5,000,000,000 shares, shares issued and outstanding from 1 to 100,000 shares, respectively, after the effect of share subdivision.

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

On March 11, 2021, the Company issued 7,500,000 American Depositary Shares (“ADS”), price per ADS of US$10.00 in an Initial Public Offering, representing 22,500,000 Class A Ordinary Shares, and received in consideration of USD 45,577,468, net of 2,500,000 ADS proceed sold directly to Longwater Topco B.V., underwriting commission and other related fees.

The amount received of USD 45,577 or RMB 296,386, subtract ordinary shares of 6, was recorded as Paid-in Capital of RMB 296,381.

Pursuant to subscription agreement dated January 10, 2021 with Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (“CPP Investor”), a wholly-owned subsidiary of Harier Financial Leasing Co., Ltd., CPP Investor agreed to purchase 1,350,000 Class A Ordinary Shares, equivalent to 450,000 American Depositary Shares (“ADS”), price per ADS of US$10 in an Initial Public Offering. The purchase totaled for aggregate net proceeds to the Company of RMB28,691, after deducting fees to the placement agent and other offering expenses payable by the Company.

14	Discontinued Operations

On May 14, 2021, the PRC State Council announced the Implementation Rules for Private Education Laws (the “Implementation Rules”), which became effective on September 1, 2021. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of, among others, merger, acquisition and contractual arrangements, and (3) private schools providing compulsory education shall not conduct any transaction with any related party. In addition, private school providing compulsory education shall not conduct any transaction with any related party, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education.

The Implementation Rules have had significant impacts on our business operations and our results of operations. After consultation with our PRC legal counsel, we reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the middle schools that are affected by the Implementation Rules, and entities holding such middle school institutions or middle school programs (“Affected Entities”) as from September 1, 2021. Consequently, the contractual arrangements with the Affected Entities have become invalid since September 1, 2021, and we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 while continuing to provide essential services to keep these schools open. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations. Our ability to engage in the compulsory education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The Affected Entities are as follow: Resort District Hengshui Experimental Secondary School Middle School Program, Yunnan Hengshui Chenggong Experimental Secondary School Middle School Program, Yunnan Hengshui Yiliang Experimental Secondary School Middle School Program, Yunnan Hengshui Experimental Secondary School—Xishan School Middle School Program, Qujing Hengshui Experimental Secondary School Middle School Program, Yunnan Long-Spring Foreign Language Secondary School Middle School Program, Xinping Hengshui Experimental Middle School and Shanxi Hengshi Middle School.

	As of December 31,
	2020	2021
Assets
Current assets
Cash	36,778	71,191
Accounts receivable, net of allowance for doubtful accounts	124	3,222
Prepaid expenses and other current assets	8,068	5,093
Total current assets	44,970	79,506
Non-current assets
Property and equipment, net	15,402	13,672
Intangible assets, net	3	2
Deferred tax assets	-	986
Other non-current assets	478	452
Total non-current assets	15,883	15,112
Total assets	60,853	94,618

	As of December 31,
	2020	2021
Liabilities
Current liabilities
Contract liabilities	39,291	74,069
Accounts payable	—	17,183
Income tax payables	183	330
Accrued expenses and other payables	23,089	14,753
Total current liabilities	62,563	106,335
Non-current liability
Other payables	-	6
Total liabilities	62,563	106,341

	Years Ended December 31,
	2019	2020	2021
Revenues
Revenue	72,461	93,922	106,629
Cost of revenues	(89,464)	(89,821)	(108,222)
Gross profit	(17,003)	4,101	(1,593)
Operating expenses and income
Selling and marketing expenses	(799)	(1,107)	(737)
General and administrative expenses	(7,492)	(7,819)	(13,193)
Government grants	-	4,708	4,467
Loss from operations	(25,294)	(117)	(11,056)
Other income (expenses):
Others, net	2,975	8	45
Loss from discontinued operations before income tax	(22,319)	(109)	(11,011)
Income tax expenses	-	-	986
Loss from discontinued operation before non-controlling interest	(22,319)	(109)	(10,025)
Less: Net loss attributable to non-controlling interests	-	-	-
LOSS FROM DISCONTINUED OPERATIONS	(22,319)	(109)	(10,025)

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

15	REVENUES

Revenues consisted of the following:

	Years Ended December 31,
	2019	2020	2021
Formal education services
-Educational services	175,908	222,661	255,297
-Boarding	12,435	16,137	19,248
-Sale of educational materials	27,345	39,133	40,468
Subtotal	215,688	277,931	315,013
Tuition income from training programs	2,570	12,043	17,765
Education and management service fees	14,999	15,043	15,103
Others	2,997	5,623	1,399
	236,254	310,640	349,280
Revenue from governments cooperative agreements	27,804	41,272	50,947
	264,058	351,912	400,227

16	DONATION

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, First High-School HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong during the years ended December 31, 2019, 2020 and 2021. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

The applicable income tax rate of the Group’s affiliated schools for the years ended December 31, 2019, 2020 and 2021 are summarized as below:

School name	Note	Applicable income tax rate
Yunnan Hengshui Chenggong Experimental Secondary School	(i)	Income tax exemption
Yunnan Hengshui Experimental Secondary School—Xishan School	(i)	Income tax exemption
Yunnan Hengshui Yiliang Experimental Secondary School	(i)	Income tax exemption
Qujing Hengshui Experimental Secondary School	(i)(iv)	Income tax exemption
Yunnan Yuxi Hengshui Experimental High School	(i)	Income tax exemption
Resorts District Hengshui Experimental Secondary School	(ii)	Income tax exemption on certain income
Yunnan Long-Spring Foreign Language Secondary School	(ii)	Income tax exemption on certain income
Ordos Hengshui Experimental High School	(iii)	25%
Xinping Hengshui Experimental High School Co., Ltd.	(iii)(iv)	Preferential tax rate of small and micro enterprise
Guizhou Mingde Tutorial School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Zhenxiong High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Wenshan Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Xishuangbanna Hengshui Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Qiubei Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Experimental Secondary School—Mengla School	(iii)	Preferential tax rate of small and micro enterprise

Notes:

(i)	As confirmed by the local tax authorities, these school are exempt from income taxes for the years ended December 31, 2019, 2020 and 2021, respectively.

(ii)	Resorts District Hengshui Experimental Secondary School and Yunnan Long-Spring Foreign Language Secondary School are entitled to a five-year enterprise income tax exemptions for certain revenue that meets relevant legal requirements from January 1, 2018 through December 31, 2022 and from January 1, 2019 through December 31, 2023 respectively, as determined by the local government authorities as non-profit organizations.

(iii)	As these schools have not received confirmations from the local tax authorities on income tax exemption, they are subject to the statutory income tax rate of 25% for the years ended December 31, 2019, 2020 and 2021, respectively. For the year ended December 31, 2021, the newly established schools are qualified as small and micro enterprises, the preferential tax rates of 5% or 10% are applied.

(iv)	Under 2016 Revised Private Education Law, Qujing Hengshui Experimental Secondary School and Xinping Hengshui Experimental Middle School have registered as non-profit schools in 2019 and are qualified for similar tax benefits as public schools, which entitle them to income tax exemptions.

Xinping Hengshui Experimental High School Co., Ltd. is registered as for-profit private education institutions, of which are subject to income tax.

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

Income taxes

The (loss)/income before income taxes and the provision for PRC income taxes for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years Ended December 31,
	2019	2020	2021
Income before income taxes	59,380	96,432	64,291
Current income tax expense	8,453	21,501	1,739
Deferred tax benefits	(3,083)	(6,097)	(166)
Total income taxes expenses	5,370	15,404	1,573

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income/(loss) differs from the amount computed by applying the PRC statutory income tax rate of 25% to (loss)/income before income taxes due to the following:

	Years Ended December 31,
	2019	2020	2021
Income before income taxes	59,380	96,432	64,291
Income tax computed at PRC statutory tax rate	14,845	24,108	16,073
Effect of non-taxable income	(2,444)	(3,516)	(3,369)
Effect of non-deductible expenses	1,674	2,085	715
Effect of preferential tax rate	(7,779)	(7,282)	(11,571)
Others	(926)	9	(275)
Total	5,370	15,404	1,573

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
Deferred tax assets:
Allowance for doubtful accounts	408	408
Deductible donation expenses carried forwards	2,646	2,646
Accrued expenses	4,250	4,448
Registration fees	3,351	3,537
Property and equipment	137	137
Net operating loss carry forwards	3,690	18,193
Total gross deferred tax assets	14,482	29,369
Valuation allowance on deferred tax assets	(802)	(802)
Deferred tax assets, net of valuation allowance	13,680	28,567
Deferred tax liabilities:
Property and equipment	(968)	(968)
Intangible assets	(11,153)	(10,388)
Government grants	(1,218)	(1,219)
Total deferred tax liabilities	(13,339)	(12,575)
Net deferred tax	341	15,992
Analysis as:
Deferred tax assets	13,680	28,567
Deferred tax liabilities	(13,339)	(12,575)
Net deferred tax (liabilities)/assets	341	15,992

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

18	DISTRIBUTION OF PROFIT

(a)	Distribution of profits

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

According to the resolutions of the board of director of First High-School HK on December 25, 2020, the dividends declared to the then shareholder were US$24,163 (approximately RMB157,663). Dividends of US$24,163 were paid in March 2021.

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

On January, 2021, the Parent entered into several agreements with the Group, pursuant to which the Group agreed to make distribution to the Parent of RMB18,424, to offset historical aggregated amounts due from the Parent. The distribution was made not in cash, but as offsets in January 2021 and has accounted for a distribution to the Parent within equity.

On June, 2021, the Group acquired all of the equity interests in Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Century Times Giant Training School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd. (collectively known as “Yunnan Times Giant”), the acquisition was made to a related party of the Company (same control in nature), therefore the amount of RMB32,989 is recorded as net income of the same controlled entity.

(c)	Reserves

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and consolidated VIEs in the PRC must take appropriations from after-tax profit to non-distributive funds.

These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits as determined under PRC GAAP at each year-end until the balance reaches 50% of the PRC company’s registered capital. The other reserve is set aside at the company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of December 31, 2020 and 2021 were RMB4,971 and RMB5,095 respectively.

Each of the schools is required to appropriate 25%, if any, of its after-tax profits as determined under PRC GAAP to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the 2004 Implementing Rules, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of December 31, 2020 and 2021 were RMB36,620 and RMB43,965, respectively.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

19	(LOSS)/EARNINGS PER ORDINARY SHARE

	Years Ended December 31,
	2019	2020	2020
Numerator
Net income from continuing operations	54,010	81,028	62,718
Net income from discontinued operations	(22,319)	(109)	(10,025)
Denominator
Weighted average number of ordinary shares – basic and diluted
Basic	70,488,700	70,488,700	83,925,002
Diluted	70,488,700	70,488,700	85,775,002
Basic earnings per share from continued operation	RMB 0.77	RMB 1.15	RMB 0.75
Basic loss per share from discontinued operation	RMB (0.32)	RMB -	RMB (0.12)
Diluted earnings per share from continued operation	RMB 0.77	RMB 1.15	RMB 0.73
Diluted loss per share from discontinued operation	RMB (0.32)	RMB -	RMB (0.12)

20	SEGMENT INFORMATION

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

During the years ended December 31, 2019, 2020 and 2021, substantially all of the Group’s operations and long-lived assets were in the PRC.

21	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding as of December 31, 2020 and 2021 not provided for in the consolidated financial statements were as follows:

	As of December 31,
	2020	2021
Contracted for payable of student related uniform, luggage, teaching materials, and school related water and electricity bills	50,143	21,044

(b)	Lease commitments

The Group’s lease commitments are disclosed in Note 12.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

22	RELATED PARTY TRANSACTIONS

As of December 31, 2021, the amounts due to the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Yunnan Three Three One Education Technology Co., Ltd.	16,735	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Zhang Shaodong	1,374	Mr. Zhang’s immediate family member	Other payables, interest free and payment on demand.
Employee reimbursement payable	1,487	Management	Other payables, interest free and payment on demand.
Chengdu Longquanyi District Hengshi Education Training School Co., Ltd.	163	Controlled by the same shareholder	Other payables, interest free and payment on demand.
	19,759

As of December 31, 2021, the amounts due from the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Beijing Long-Spring Education Technology Group Co., Ltd.	23,526	Entity controlled by Mr. Zhang*	Loan receivables*, interest free and payment on demand.
Yunnan Shaowei Education Information Consulting Co., Ltd.	260	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan District Changshui Jincheng Education Consulting Co., Ltd.	160	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Employee	225	Management	Loan receivables*, interest free and payment on demand.
	24,171

As of December 31, 2020, the amounts due from the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Mr. Zhang	72,908	Shareholders	Other receivables, interest free and payment on demand.
Zhang Shaodong	351	Mr. Zhang’s immediate family member	Other receivables, interest free and payment on demand.
Long-Spring Education Group	5,592	The Parent company	Other receivables, interest free and payment on demand.
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	13	Entity controlled by Mr. Zhang*	Other receivables, interest free and payment on demand.
Sang Haiyong	1,600	Vice president of the Group	Other receivable, interest free and payment on demand.
Liu Kai	500	Vice president of the Group	Other receivables, interest free and payment on demand.
	80,964

As of December 31, 2020, the amounts due to the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Long-Spring Education Group	51,625	The Parent company	Loan payables *, interest free and payment on demand.
Employee	683	Management	Loan payables *, interest free and payment on demand.
	52,308

23	DIVIDEND PAYABLES

According to the resolutions of the board of director of First High-School HK on November 27, 2018, the dividends declared to the then shareholder were RMB80,614. Dividends of RMB27,880 and RMB42,300 was paid in November 2018, and December 2020 respectively. A remaining balance of RMB10,434, was paid in March 18, 2021. Pursuant to a board meeting dated December 25, 2020, the Company declared a dividend of US$24,163 (approximately RMB156,254) to the shareholders of the Company upon the consummation of the Corporate Restructuring. Such dividend was paid in full in March 18, 2021. The sum of the two dividends paid on March 18, 2021 totaled RMB166,688.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

24	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the issuance of the consolidated financial statements and no subsequent event is identified.

25	RESTRICTED NET ASSETS

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

As of December 31, 2021, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB126,205.

26	CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

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

As of December 31, 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	As of December 31,
	2020	2021
Assets
Current assets:
Cash	-	10,812
Prepaid expenses and other current assets	-	7,767
Total assets	-	18,579
Non-current assets
Investments in subsidiaries and VIEs	108,639	222,869
Total non-current assets and total assets	108,639	241,448

Liabilities and Shareholders’ Equity / (Deficit)
Current liabilities
Amounts due to a related party	157,663	10,434
Bank loan	46,637	-

Total current liabilities and total liabilities	204,300	10,434
Shareholders’ equity / (deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2020, and 86,838,700 shares issued and outstanding as of December 31, 2021, respectively)	—	6
Additional paid-in capital	64,128	389,199
Statutory reserves	41,591	49,060
Accumulated other comprehensive loss	144	462
Accumulated deficits	(201,524)	(207,713)

Total shareholders’ equity / (deficit)	(95,661)	231,014
Total liabilities and shareholders’ equity / (deficit)	108,639	241,448

Condensed Statements of Comprehensive Income/ (Loss)

	Years Ended December 31,
	2019	2020	2021
Share of (loss) / income from subsidiaries and VIEs	31,605	80,818	52,693
Net income before income taxes	31,605	80,818	52,693
Income tax expense	—	—	—
Net (loss) / income of the Company	31,605	80,818	52,693
Other comprehensive (loss)/income	1,929	(8,019)	3,635
Comprehensive (loss)/ income	33,534	72,799	56,328