Form 20-F
period 2022-12-31
First High-School Education Group Co., Ltd.
filed 2023-05-01
CIK 1786182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Trading Symbol
American depositary shares, each representing three Class A ordinary shares, par value US$0.00001 per share	FHSEY
Class A ordinary shares, par value US$0.00001 per share*	N/A

*	Not for trading, but only in connection with the quoting of the American depositary shares on the OTC market.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.00001 each	54,577,170 were outstanding as of March 31, 2023
Class B ordinary shares, par value US$0.00001 each	32,261,530 were outstanding as of March 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“Affected Entities” refers to the middle schools that are affected by the Implementation Rules, and entities holding such middle school institutions or middle school programs, which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“affiliated entities” refers to the entities that First High-School Education Group Co., Ltd. controls and consolidates through contractual arrangements, as the context requires, including, collectively, Long-Spring Education Holding Group Limited, or Long-Spring Education, its subsidiaries and our schools;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

●	“Double First Class University Plan” refers to a tertiary education development initiative designed by the PRC government in 2015, which aims to comprehensively develop elite Chinese universities into world-class institutions by the end of 2050 through developing and strengthening their individual faculty departments;

●	“first-tier universities” refers to the first batch of universities that enroll students after Gaokao. First-tier universities generally have stronger comprehensive strengths, such as school facilities, academic resources and research capabilities, among other things, and frequently gain special support from the PRC central and local governments. To be admitted into a first-tier university, interested high school graduates must achieve certain high scores set by the relevant PRC provincial education authorities and select such university in their general university applications;

●	“Gaokao” refers to the university entrance examinations administered in China;

●	“Gaokao repeaters” refers to the high school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, and elect to repeat the last year of high school and retake Gaokao in the following year;

●	“high school(s)” refers to, for the purpose of this annual report, high school institutions or high school programs provided in our schools;

●	“Implementation Rules” refers to the Implementation Rules for Private Education Laws, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“middle school(s)” refer to, for the purpose of this annual report, middle school institutions or middle school programs provided in our schools that also provide high school programs;

●	“ordinary shares” refers to our ordinary shares, par value US$0.00001 per share and our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“our schools” refers to Kunming Xishan Long-Spring Experimental Secondary School (formerly known as Resort District Hengshui Experimental Secondary School), Kunming Chenggong Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Chenggong Experimental Secondary School), Yiliang Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Yiliang Experimental Secondary School), Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School (formerly known as Xinping Hengshui Experimental High School), Xishuangbanna Long-Spring Experimental Secondary School (formerly known as Xishuangbanna Hengshui Experimental High School), Qiubei Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Qiubei Experimental High School), Wenshan Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Wenshan Experimental High School), Zhenxiong Long-Spring Advanced Secondary School (formerly known as Yunnan Hengshui Zhenxiong High School), Mengla Long-Spring Experimental Secondary School (formerly known as Mengla Hengshui Experimental High School), Hengshizhong Education Tutorial School, Guizhou Zunyi Tutorial School, Shaanxi Hengshi Tutorial School, Xinping Hengshui Experimental Middle School, and Shaanxi Hengshui Experimental Middle School, unless otherwise specified, before the deconsolidation of the Affected Entities, and Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Mengla Long-Spring Experimental Secondary School, Hengshizhong Education Tutorial School, Guizhou Zunyi Tutorial School, and Shaanxi Hengshi Tutorial School, unless otherwise specified, after the deconsolidation of the Affected Entities, as the context requires;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“tutorial school(s)” refers to, for the purpose of this annual report, tutorial school programs for Gaokao repeaters, unless otherwise specified;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIE” refers to Long-Spring Education Holding Group Limited;

●	“Western China” refers to Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality;

●	“we,” “us,” “our” or “our company” refers to First High-School Education Group Co., Ltd., its subsidiaries and its affiliated entities; and

●	“Zhongkao” refers to the high school entrance examinations administered in China.

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

We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the years ended December 31, 2020, 2021 and 2022 have been audited by an independent registered public accounting firm that is headquartered in Singapore and has been inspected by the Public Company Accounting Oversight Board (United States) (“PCAOB”) on a regular basis, which was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the U.S. Securities and Exchange Commission (the “SEC”) as a non-inspection registrant under the Holding Foreign Company Accountable Act (the “HFCAA”), as of the date of this annual report. Additionally, in August 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”) and the PCAOB signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. In the event that future regulators in China take steps to restrict the audit firm’s access to working papers in mainland China or Hong Kong, or if the PCAOB is unable to fully inspect our audit working papers, or if the PCAOB expands the scope of its determination so that we are subject to the HFCAA, it could restrict or limit our access to the U.S. capital markets or in the over-the-counter trading market in the United States may be prohibited under the HFCAA. If, in the future, we have been identified by the SEC for two consecutive years as a non-inspection registrant whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shares and ADSs will be prohibited from trading in the OTC market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditors for two consecutive years. The cessation of trading of our ordinary shares, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.”

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all.

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our efforts to be in compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our limited operating history, which makes it difficult to predict our prospects and our business and financial performance;

●	potential contractual disputes in relation to the sponsorship in the schools that local governments may claim to have sponsor interests, which could cause us to lose control of the affected schools if any such contractual dispute were to judicially determined against us;

●	new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may cast doubt on the legality of our contractual arrangements and our revenue derived from the running of schools pursuant to our contractual arrangements;

●	our ability to execute our growth strategies, continue to grow rapidly or manage our growth effectively, which may negatively affect our prospects and our business and financial performance;

●	our ability to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level, which may negatively affect our profitability;

●	our ability to enroll and retain a sufficient number of students, which may negatively affect our profitability;

●	potential unfavorable changes in our cooperative relationships with local governments or favorable government policy treatment, which could negatively affect our current business model and/or result in disputes with the relevant local governments;

●	our ability to obtain all required approvals, licenses and make all required registrations for our education services and business operations, which could subject us to fines and penalties and order to cease operation in the case of non-compliance;

●	our ability to integrate businesses we acquired or plan to acquire in the future, which may negatively affect our expansion;

●	our ability to attract and retain a sufficient number of qualified teachers and principals, which could negatively affect our business if we experience a shortage of high-quality teachers and principals;

●	our ability to maintain the market recognition of our brand and our reputation; and

●	accidents, injuries or other harm at our school premises or otherwise arising from or in connection with our education services, which could subject us to tort liabilities.

Risks related to our corporate structure

●	compliance of the contractual arrangements that establish our corporate structure for operating our business, which could subject us to penalties if the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations;

●	uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIE and private schools, under which we may be unable to assert our contractual rights over the assets of the affiliated entities;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them, which could force us to rely on legal remedies under PRC laws to enforce the contractual arrangements, which may not be effective;

●	uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its impact on the viability of our current corporate structure, which could require us to take additional actions with respect to, or modify or unwind, our current contractual arrangements to the extent required by any unfavorable interpretation or implementation; and

●	actual or potential conflicts of interest of shareholders of the VIE with us, which could cause such shareholders not to act in the best interests of our company.

Risks related to doing business in China

●	changes in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business;

●	uncertainties with respect to the PRC legal system, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations;

●	any actions by the Chinese government may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities;

●	significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our business operations, share price and reputation; and

●	difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests.

Risks related to the ADS

●	delisting of our ADSs from NYSE, which may continue to have a material adverse effect on the trading and price of our ADSs;

●	volatility of the trading price of the ADSs;

●	the sale or availability for sale of substantial amounts of the ADSs; and

●	impact of our dual-class share structure on the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters, which, among other things, will limit your ability to influence corporate matters and could discourage others from pursuing any favorable change of control transactions.

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

The Implementation Rules have had significant impacts on our business operations and our results of operations. As a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations. Our ability to engage in the compulsory education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We have limited operating history, which makes it difficult to predict our prospects and our business and financial performance.

We have a limited operating history of 10 years. Although our first school established in 2012, the majority of our schools were established in or after 2017. Our limited operating history may not serve as an adequate basis for evaluating our prospect and results of operations, including revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality teachers, and expanding our school network. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

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

We primarily collaborate with local governments to establish and operate our schools. The cooperative arrangements for a total of 15 schools provide that the local governments retain ownership in the affected schools’ “ownership assets” without defining what constitutes such assets. It is possible that “ownership assets” could be interpreted in a way to include sponsor interest, in which case, the local governments may have a claim over the sponsor interest in the affected schools. We have obtained written statements from local governments for all of the seven schools confirming our understanding that “ownership assets” refer to real estate and tangible assets that local governments provided.

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

Furthermore, according to the list released by People’s Government of Xishan District on March 30, 2022 and our recent communication with such government authority, Yunnan Hengshui Experimental Secondary School—Xishan School may be turned into a public school upon further determination. As of the date of this annual report, we are in the process of communicating with the competent authorities on such matter.

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

Pursuant to the Law on Promoting Private Education of the PRC (the “Private Education Law”), last amended and becoming effective on December 29, 2018, sponsors of private schools may choose to establish schools in China as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenues must be used for the operation of the schools. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law on Promoting Private Education.” Our school sponsors have registered Xinping Long-Spring Advanced Secondary School, and Xishuangbanna Long-Spring Experimental Secondary School as for-profit private schools and have registered Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, Qiubei Long-Spring Experimental Secondary School, and Wenshan Long-Spring Experimental Secondary School as non-profit private schools, while have not submitted classified registration materials for the rest of our schools as for-profit or non-profit educational institutions. We cannot assure you that our current intention to register some of our schools as non-profit educational institutions will not materially and adversely affect our business, financial condition and results of operations. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Private Education Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our wholly-owned PRC subsidiary, Yunnan WFOE, which in turn depends on the service fees paid to Yunnan WFOE from our schools and other affiliated entities. If our schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Private Education Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, during the reporting period, compulsory education services accounted for a significant portion of our student base as well as revenue.

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

We are entitled to the tuition and boarding fees to be paid by our schools that are largely derived from the proceeds from the running of schools pursuant to our contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the part of the tuition and boarding fees under our contractual arrangements that is funded by proceeds from the running of schools. As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, the Opinions do not affect the legality of our contractual arrangements in accordance with applicable PRC laws and regulations, as the provisions under the Opinions did not render the contractual arrangements invalid under the Civil Code of the PRC. As of the date of this annual report, however, we have not sought declaration from the relevant government authorities as to the legality of our contractual agreements under the Opinions, and we are not aware of any official administrative or judicial declaration on, or interpretation of, the Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by our schools under the contractual arrangements.

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

Our revenues are primarily driven by our tuition and boarding fees. For 2020, 2021 and 2022, tuition income accounted for 80.2%, 77.4% and 82.3% of our total revenues, respectively, and our boarding fees accounted for 5.1%, 5.7% and 2.2% of our total revenues, respectively, for the same periods. Subject to applicable regulatory requirements, we determine our tuition and boarding fee rates based on many factors, including market supply and demands for our education, our cost of operations, the quality of education services we provide, the geographic area we operate in, and general economic conditions of the PRC. Although we have been able to increase the tuition and boarding fees we charge our students at certain schools in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services. Our competitive advantage might be adversely affected if we fail to implement the optimal pricing strategy to maintain our profitability, which could adversely affect our student enrollments and consequently our revenues and cash flow.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition typically at the level of public schools, which are usually lower than the normal tuition we charge, and under our cooperative arrangements with local governments for certain of our schools, we may receive government subsidies to make up for the tuition difference. As of December 31, 2020, 2021 and 2022, the number of publicly-sponsored students in our schools was 6,755, 7,993 and 8,293, respectively, accounting for 43.2%, 47.1% and 47.8% of our total students for our continuing operations as of the same dates. We have limited discretion in increasing the tuition for publicly-sponsored students, and the government subsidies have an upper limit which we may gradually use up over a number of years. We intend to re-negotiate with the local governments to obtain additional government subsidies to cover the tuition difference for the publicly-sponsored students after we use up the upper limit or our cooperative arrangements with local governments expire. If our re-negotiation efforts fail, or if we cannot collect the outstanding amount of government subsidies on time, we would be unable to make up for the price difference for publicly-sponsored students, which would materially and adversely affect our profitability.

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

Our ability to maintain sufficient cash to fund our operations depends on our financing activities. In August 2020 and November 2021, we entered into sale and leaseback arrangements with certain financing leasing companies for net financing proceeds of RMB93.5 million and RMB50.0 million (US$7.8 million), respectively. Under the sale and leaseback arrangements, Yunnan WFOE, Long-Spring Education, Yunnan Long-Spring Logistics Service Co., Ltd. and ten of our schools, or collectively the lessees, sold certain equipment, including computers, projectors and printers, to the lessors. Concurrent with the sale of the leased equipment, the lessees lease back all of the leased equipment sold to the lessor for a lease term of two or three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets. If the lessees fail to make lease payments in full and timely or there be any material adverse change in our business, the lessor has the right to immediately collect the total lease payments, request for penalty on late payment, and/or retrieve the leased equipment. As a result, our ability to maintain sufficient cash to fund our operations could be diminished, which may materially and adversely affect our business, financial condition and results of operations.

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

 We are also required to meet certain academic performance targets pursuant to the cooperative agreements. If we fail to meet such performance targets, we may be found in breach of the agreements and be unable to continue our cooperation with the relevant governments, which may materially and adversely affect our relationship with the relevant governments, as well as our business, financial condition and results of operations. We may also be unable to enter into similar cooperation agreements with third parties in the future, which may materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation.

In order to conduct our business and operate our schools in China, we are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with the local civil affairs bureau to obtain a certificate of registration for a privately-run non-enterprise unit for a non-profit school, or register with the local market supervision and administration department to obtain a business license for a for-profit school. Such local regulatory authorities may also conduct annual inspection of our schools. We currently hold valid private school operation permits for all of our operating schools except for Shaanxi Hengshi Tutorial School and Shaanxi Hengshui Experimental Middle School, which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled. For such schools which conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected. We cannot guarantee that all of our existing schools will be able to renew their permits, or that all of our newly opened schools will be able to receive operation permits in a timely manner or at all, which may materially and adversely affect our business and results of operations.

A total of 14 of our schools have not set up their own on-site medical clinics, all of such schools are in the process of engaging third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and recruiting a sufficient number of medical care personnel. However, we cannot assure you that we may be able to obtain all relevant practice licenses, retain third-party licensed medical care providers or otherwise fully comply with the relevant laws and regulations relating to on-site medical clinics at all of our current locations in a timely manner or at all, and we may be subject to orders to rectify within a specified period of time.

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

Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations. The future cooperation may involve our provision of management services to the Affected Entities, such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student admission and school branding. However, the future cooperation with the Affected Entities, if any, will be arm’s length transactions on mutually acceptable terms, and we cannot assure you that the cooperation under contemplation will be specifically permitted by competent government authorities or that we will be able to agree on commercial terms satisfactory to us, and as such, we may be unable to effectuate the cooperation with the Affected Entities as we expect.

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

The construction and usage of our school premises requires various permits, certificates and approvals, including, for example, land use rights certificates, construction permits, public health permits and certificates for passing fire control assessments. As of the date of this annual report, we leased three business premises for our schools and were provided with 12 business premises by governments pursuant to our cooperative arrangements with them. For premises we leased from or were provided for use by local governments or entities associated with local governments, the lessors or premise providers failed to obtain the relevant land use rights certificates, construction planning approvals or construction permits, or failed to pass the relevant environmental protection verification, fire control assessment or inspection for completion of construction, or failed to provide us with the authorization to lease the premises. If the government authorities suspend the use of such premises or require measures to be taken to rectify the defects or any of our lease agreements is invalidated due to the defects of such premises, or if any third party successfully challenges our use of the affected premises, the operation of the affected schools could be interrupted and we may need to relocate those schools, which would incur additional expenses and our business and results of operations may be materially and adversely affected.

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

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of the date of this annual report, we leased three business premises for our schools, were provided with 12 business premises by governments pursuant to our cooperative arrangements with them, and built four business properties for our schools on the leased or provided premises. As the four business properties were built on the leased or provided premises, we do not control the ownership licenses of the business properties. As of the date of this annual report, we have obtained fire safety permits or written evidence for passing the fire safety inspection for five of our schools. For the schools that we have not obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings, it is primarily because the lessors or premise providers failed to fulfill the condition precedent to completing such procedures. We have, however, arranged periodic inspections for all of the premises by third-party fire control assessment institutions and obtained verification reports that our school premises have met the technical requirements for the fire safety inspections. We cannot assure you that the lessors, the premise providers or we ourselves would be able to obtain the fire safety permits, rectify the defects or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all. Given the relevant lessors or premise providers have the legal obligation to obtain fire safety permits or complete fire safety filings, we cannot assure you that such lessor or premise provider can meet the conditions precedents to obtaining such permits or completing such filings, over which we have little control. We may be subject to orders to rectify within a specified period of time or to suspend operations for such non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.

As of the date of this annual report, we leased three premises and have been provided with 12 premises by governments pursuant to our cooperative arrangements with a total gross floor area of approximately 718,297 square meters for our school operations. These school premises, including the associated school buildings and facilities, were developed and/or maintained by our landlords or the providers. Accordingly, we are not in a position to effectively control the quality, maintenance and management of such premises, buildings and facilities. In the event that the quality of the school premises, buildings and facilities deteriorates, or if any or all of our landlords or providers fail to properly maintain and renovate such premises, buildings or facilities in a timely manner, or at all, the operation of our schools could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to continue to lease the premises to our schools when such lease agreements expire, or increase rent to the level not acceptable to us, or the providers refuse to continue to provide the premises for our use, we will be forced to relocate our schools to other locations, we may not be able to find suitable premises for such relocation without incurring significant time and costs, or at all. If this occurs, our business, results of operations and financial condition could be materially and adversely affected, and our students, teachers and staff may also be negatively affected by such relocation.

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

As a supplement to conventional school programs, we provide online education services on third-party platforms to our students on a complimentary basis. See “Item 4. Information on the Company—B. Business Overview—Our Online Education Services.” As advised by our PRC legal counsel, the launch of the courses developed by us on third-party online platforms and the use of the education resources available thereon by our students and teachers do not involve any activities in relation to the provision of basic or value-added telecommunication services, and therefore we are not required to obtain additional approvals, licenses or permits for the online education services we currently provide, except for those we already obtained.

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

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the timing, possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuit on unfavorable terms. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, which could harm our results of operations and require us to incur significant expenses to defend the suit. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could expose us to liabilities and adversely affect our reputation and business.

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

We are vulnerable to health pandemics, including COVID-19, Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS) and other epidemics. For example, COVID-19 has significantly affected China and many other countries. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. Such disruption and the potential slowdown of China’s economy could have a material adverse effect on our business, results of operations and financial condition.

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

In 2022, we experienced higher operating costs due to increased spending in COVID-19 related prevention and testing equipment. We paid additional subsidies for our staff working during irregular shifts to accommodate local preventive and partial lock-down measures. In addition, compared with 2020, we were required to pay higher corporate social insurance premiums. In February 2020, Ministry of Human Resources and Social Security, Ministry of Finance, and State Administration of Taxation jointly announced Notice on the Exemption of the Payment of Social Insurance Premiums for Companies in China, a notice aiming to reduce corporate social insurance burden during COVID-19 outbreak. The exemption period ended in December 2020, and therefore our cost of revenues in 2021 slightly increased compared to 2020. In 2022, our schools experienced temporary closures due to the COVID-19 outbreak. Furthermore, the COVID-19 outbreak related traveling and gathering restrictions in China in had an adverse impact on our student admission campaigns in 2021 and 2022. Our student admission officers had to rely on higher portion of video calls and online marketing measures, whereas the quality of student admission might be negatively affected. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our business, results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Major Factors Affecting Our Results of Operations—COVID-19 outbreak.”

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. Moreover, there has been and may continue to be an increase in COVID-19 cases in China, and as a result, we experienced temporary disruption to our operations where many of our students, teachers and other staff were infected with COVID-19 in December 2022. To the extent that future waves of COVID-19 disrupt normal business operations in China, we may face operational challenges with our services. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others. We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing and corporate governance standards of the over-the-counter market (the “OTC” market). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

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

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” and “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

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

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIE, and its subsidiaries in China. We control and receive the economic benefits of the VIE and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs on the OTC market represents shares of our offshore holding company instead of shares of the VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure.

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

Our shares and ADSs will be prohibited from trading in the OTC market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditors for two consecutive years. The cessation of trading of our ordinary shares, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares and ADSs from being traded in the OTC market in the United States. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA,” which indicates that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We have not been identified by the SEC as a commission-identified issuer under the HFCAA as of the date of this annual report.

Our current auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and is headquartered in Singapore, is a firm registered with the PCAOB, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our trading or future offering of our securities in the United States, and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as they relate to the audit of our financial statements. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our Company is inaccessible for inspection by the PCAOB or if the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our shares could be prohibited under the HFCAA, and, as a result, our shares could be suspended or prohibited from trading in the OTC market.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as our company, there are uncertainties about the ability of auditors of such companies to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. In August 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. In the event that future regulators in China take steps to restrict the audit firm’s access to working papers in mainland China or Hong Kong, or if the PCAOB is unable to fully inspect our audit working papers, or if the PCAOB expands the scope of its determination so that we are subject to the HFCAA, it could restrict or limit our access to the U.S. capital markets or in the OTC market in the United States may be prohibited under the HFCAA. If our ADSs are prohibited from trading in the OTC market in the United States, there is no certainty that we will be able to list our Ordinary Shares on a securities exchange outside the United States or that a market for our Ordinary Shares will develop outside the U.S. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In December 2012, the SEC brought administrative proceedings against the “big four” PRC-based accounting firms, alleging that they had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers and other documents related to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC-based firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. Despite the Statement of Protocol, it remains uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

In the past we had engaged certain Chinese affiliates of the “big four” accounting firms as our independent registered public accounting firm. While we did not do so for the fiscal year ended December 31, 2022, we cannot assure you that we will not engage or otherwise rely on their audits in the future. If the accounting firm we engage were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the quoting of our ordinary shares on the OTC market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business.

We routinely collect and store data during our operations. We store basic personal information such as students' name, age, birthday and other personal information, and use such data for the purposes of facilitating students in the examination application and national census and statistics related reporting process only. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On December 28, 2021, the Cyberspace Administration of China jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

On August 20, 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

We cannot predict the impact of these new laws and regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Therefore, it remains uncertain whether the proposed measures will be applicable to our business, or whether the future regulatory changes would impose additional restrictions on companies like us. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions. As a result, we may be required to upgrade or change our service offerings and other aspects of our business to comply with such laws and regulations.

We have adopted various measures to ensure compliance with privacy and data protection regulations. However, our security control may not prevent the improper leakage of personal data and confidential information. Additionally, we cannot assure you that we will be able to address any vulnerabilities in our systems that we may become aware of in the future. In particular, we could be subject to attacks on our systems by external parties or fraudulent or inappropriate behaviors by our employees, third-party providers or other business partners. Third parties may also gain access to our data using computer malware, viruses, spamming, phishing attacks or other means. A security breach that leads to leakage of data and information of our users, even though anonymized, could still subject us to legal liabilities, regulatory sanctions, reputational damage and loss of user confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable data privacy and protection laws and regulations in China, and subject us to regulatory actions, investigations or litigations. Even if these actions, investigations or litigations do not result in any liability to us, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Potential risks related to our collection and use of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources. As a result, our business, results of operations and financial condition could be materially and adversely affected.

The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. We completed our initial public offering on March 11, 2021.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which were made available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon, and interpretation thereof remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual material events in mainland China.

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies, like us, that had already been listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where its securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

If we do not receive prior approval or complete the filing, to the extent it is required, for any of our future offerings of securities overseas or up-listing to the New York Stock Exchange (the “NYSE”) or the NASDAQ Stock Market, or to maintain the trading status of our ADSs, or if we inadvertently conclude that such prior approval or any filing is not required, the CSRC or other PRC regulatory agencies may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. Any failure to obtain or delay in obtaining approvals and completing filing procedures from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review, for our offshore offerings, or a rescission of any such approval or filing if obtained by us, or if we are unable to comply with any new approval requirements or regulatory requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

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

Prior to the Private Education Law taking effect on December 29, 2018, private schools for which the school sponsors do not require returns are eligible to enjoy the same preferential tax treatment as public schools according to the Implementation Rules of the Law on Promoting Private Education. Pursuant to the Private Education Law, a non-profit private school may enjoy the same preferential tax treatments as public schools in accordance with the relevant PRC laws and regulations. Our school sponsors have registered Xinping Long-Spring Advanced Secondary School and Xishuangbanna Long-Spring Experimental Secondary School as for-profit private education institutions and have registered Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Xinping Hengshui Experimental Middle School, Qiubei Long-Spring Experimental Secondary School, and Wenshan Long-Spring Experimental Secondary School as non-profit private schools. We have not made decisions to register some of our schools as for-profit or non-profit schools as we are currently in the transition period during which no registration election is required. There is a possibility that the PRC government may promulgate relevant tax regulations that will eliminate such preferential tax treatment, or the local tax bureaus may change their policy, in each such case, we will be subject to PRC enterprise income tax going forward. The discontinuation of any preferential tax treatment currently available to us or the determination of any of the relevant tax authorities that any of the preferential tax treatment we have enjoyed or currently enjoy is not in compliance with the PRC laws would cause our effective tax rate to increase, which would increase our tax expenses and reduce our net profit.

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

The SCNPC enacted the Labor Contract Law in 2007, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

Risks Related to our ADSs

The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On November 22, 2022, we were delisted from NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have since then been quoted on the OTC Pink Limited Information under the symbol “FHSEY.” The delisting of our ADSs from the NYSE has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;

●	the market price of our ADSs;

●	the number of institutional and other investors that will consider investing in our ADSs;

●	the availability of information concerning the trading prices and volume of our ADSs;

●	the number of broker-dealers willing to execute trades in our ADSs; and

●	our ability to obtain equity or debt financing for the continuation of our operations

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on the NYSE, since our SEC-registered initial public offering in March 2021. On November 22, 2022, we were delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The OTC market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

The trading prices of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the ADSs.

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

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in the United States, as described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” and we may be named in similar lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of the date of this annual report, Mr. Shaowei Zhang (our founder, chairman and chief executive officer) and Ms. Yu Wu (his spouse) beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 37.94% of our total issued and outstanding share capital and 92.30% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power. Holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering were freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this annual report, there are 12,589,230 ADSs  (equivalent to 37,767,690 Class A ordinary shares) outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We approved and declared a cash dividend of US$0.0146 per ordinary share (US$0.0437 per ADS) in September 2022 and made payments in October 2022. However, we still intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, any special resolutions passed by such companies, the register of mortgages and charges of such companies, and a list of current directors of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income for such taxable year or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). Although the law in this regard is not entirely clear, we treat our affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from our initial public offering, and projections as to the value of our assets, we do not believe we were a PFIC for the taxable year ending December 31, 2022. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and is likely to continue to be volatile). Among other factors, if our market capitalization continues to decline or does not increase, we may be classified as a PFIC for our current taxable year ending December 31, 2023 or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, including the cash raised in our initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year, we generally would continue to be treated as a PFIC for all succeeding years for U.S. federal tax purposes.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to any U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) of our ADSs or ordinary shares. For example, if we are a PFIC, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for our 2023 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

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

In May 2021, we acquired 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company that provides premium full-time live AI online teaching services. In December 2022, for strategic reasons, we divested of our equity interest in Beijing Tomorrow Future Plus Education Technology Co., Ltd.

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

In June 2022, our board of directors authorized a share repurchase program under which our Company may repurchase up to RMB4.0 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on July 15, 2022, to maximize value for shareholders.

In September 2022, our board of directors approved a cash dividend of US$0.0146 per ordinary share (US$0.0437 per ADS). The amount of cash dividends distributed was approximately US$1.24 million in total, net of 10.0% withholding tax. The dividends were paid in October, 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022.

On November 7, 2022, we were notified by the NYSE that the staff of the NYSE Regulation has determined to commence proceedings to delist the ADSs. Trading in the ADSs was suspended after the market close on the NYSE on November 7, 2022. On November 22, 2022, we were delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have since then been quoted on the OTC Pink Limited Information under the symbol “FHSEY.”

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

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 21 schools for our continuing operations, offering 13 high school programs and three tutorial school programs for Gaokao repeaters, and five school management service programs as of December 31, 2022. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2022, we had 17,336 high school students (including Gaokao repeaters) across our school network, and 8,487 public school students at schools to which we provide management services, for our continuing operations. We are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of December 31, 2022, we had a total of 1,358 teachers in our schools for our continuing operations, 99.7% of whom had a bachelor’s degree. As of the same date, we had a total of 45 principals and deputy principals across our school network for our continuing operations, who are responsible for the strategic development and operation of our schools. We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We have designed systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. We currently operate 13 schools pursuant to cooperative arrangements with local governments. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth. We have also cooperated with the local governments and a private school operator to provide management services for five schools in Yunnan province and Henan province for annual management service fees. In addition to collaborating with local governments, we currently operate three schools by either leasing lands from or collaborating with third parties. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

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

We have experienced steady growth in our business. For our continuing operations, our revenues were RMB306.2 million, RMB337.3 million and RMB342.5 million (US$49.7 million) in 2020, 2021 and 2022, respectively. Our net income was RMB80.9 million, RMB52.7 million and RMB38.4 million (US$5.6 million) in 2020, 2021 and 2022, respectively. Our adjusted net income was RMB80.9 million, RMB52.7 million and RMB38.4 million (US$5.6 million) in 2020, 2021 and 2022, respectively.

Our Schools and Programs

We operate a network of 21 schools located in Yunnan province, Guizhou province, Shaanxi province, and Henan province, offering 13 high school programs and three tutorial school programs for Gaokao repeaters, and five school management service programs as of December 31, 2022.

The following map sets forth the geographical locations of our schools and the schools to which we provided management services as of December 31, 2022.

The following table sets forth the student enrollment, capacity and utilization rate of our schools as categorized by the type of schools (including the schools to which we provided management services).

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,			As of December 31,			As of December 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022
High schools	14,104	15,613	16,265	30,955	29,895	28,360	45.6%	52.2%	57.4%
Tutorial schools	1,541	1,359	1,071	2,472	2,701	2,000	62.3%	50.3%	53.6%
School management service programs	997	2,735	8,487	—	—	—	—	—	—
Total	16,642	19,707	25,823	30,427	32,596	30,360	46.8%	52.1%	57.1%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity.

The following table sets forth certain key information about our schools and the schools to which we provided management services.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
High Schools	date of operation	Location	programs	2020	2021	2022	2022
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	High School	1,231	1,218	1,465	1,480
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	High School	1,428	1,230	1,159	1,500
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	High School	975	1,038	941	1,580
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	High School	1,431	1,363	696	1,450
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	High School	2,883	2,161	1,601	3,800
Yunnan Yuxi Hengshui Experimental High School	September 2017	Yuxi, Yunnan	High School	2,921	3,210	3,083	3,480
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	High School	521	497	370	860
Xinping Long-Spring Advanced Secondary School	September 2019	Yuxi, Yunnan	High School	974	1,314	1,746	1,780
Xishuangbanna Long-Spring Experimental Secondary School	September 2020	Jinghong, Yunnan	High School	397	640	678	850
Qiubei Long-Spring Experimental Secondary School	September 2020	Qiubei, Yunnan	High School	150	547	910	1,200
Wenshan Long-Spring Experimental Secondary School	September 2020	Wenshan, Yunnan	High School	191	580	874	2,880
Zhenxiong Long-Spring Advanced Secondary School	September 2020	Zhenxiong, Yunnan	High School	354	648	954	4,500
Mengla Long-Spring Experimental Secondary School	September 2020	Mengla, Yunnan	High School	648	1,167	1,788	3,000

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
Tutorial Schools	date of operation	Location	programs	2020	2021	2022	2022

Hengshizhong Education Tutorial School	July 2019	Kunming, Yunnan	Tutorial School	1,453	1,174	611	800
Guizhou Zunyi Tutorial School(1)	September 2020	Guiyang, Guizhou	Tutorial School	88	74	136	300
Shaanxi Hengshi Tutorial School	September 2021	Yangling, Shaanxi	Tutorial School	—	111	324	900

(1)	We combined Guizhou Mingde Tutorial School, which commenced operation in September 2020, with our newly established Guizhou Zunyi Tutorial School in August 2021 for our convenience of school operation in Guizhou.

				Student enrollment			School capacity
School Management	Commencement		Education	As of December 31,			As of December 31,
Service Programs	date of operation	Location	programs	2020	2021	2022	2022

Xishuangbanna Long-Spring Experimental Secondary School	August 2022	Kunming, Yunnan	Middle School	997	875	696	N/A
Yuanjiang County District High School	August 2022	Yuxi, Yunnan	Middle School and High School	—	1,860	1,657	N/A
Shangcai County District High School	August 2023	Zhumadian, Henan	Middle School and High School	—	—	2,458	N/A
Luoping County District High School	August 2023	Qujing, Yunnan	Middle School and High School	—	—	3,399	N/A
Honghe Long-Spring Experimental Secondary School	August 2023	Honghe, Yunnan	High School	—	—	277	N/A

As part of our cooperation with local governments of communities, we admit a certain number of local students on behalf of the government as publicly-sponsored students. As of December 31, 2020, 2021 and 2022, the number of publicly-sponsored students in our schools for our continuing operations was 6,755, 7,993 and 8,293, respectively, accounting for 43.2%, 47.1% and 47.8% of our total students for our continuing operations as of the same dates. We allow publicly-sponsored students to pay lower tuition, typically at the level of public schools, and receive price difference or other forms of support from local governments for such publicly-sponsored students.

We have cooperated with certain local governments in China to provide management services for schools, including the followings.

●	Starting from September 2020, we have cooperated with the local government of Xishuangbanna, Yunnan province, to provide management services for Xishuangbanna International Resort District Middle School, a local public school.

●

Starting from August 2021, we have cooperated with the local government of Yuanjiang county, Yunnan province, to provide management services for Yuanjiang County District High School, a local public school.

●

Starting from August 2022, we have cooperated with the local government of Honghe autonomous prefecture and Luoping county, respectively in Yunnan province, to provide management services for Mengzi Long-Spring Experimental Secondary School, a local private school, and Luoping County District High School, a local public school.

●

Starting from August 2022, we have cooperated with a private school operator in Shangcai county, Henan province, to provide management services for Shangcai District High School, a local private school.

Our high schools

We operate 13 high schools in Yunnan province with a total of 16,265 students, and 1,747 teachers and supporting staff as of December 31, 2022.

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

Trained with our standardized teaching methodologies and centrally designed curricula and course materials, our students consistently achieve outstanding academic results. Many graduates were admitted into first-tier universities in China and the world, including among others, Tsinghua University, Peking University, Zhejiang University, Shanghai Jiao Tong University, Fudan University, University of College London, University of Edinburgh and University of Melbourne.

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

Our tutorial schools

We operate three tutorial schools in Yunnan province, Guizhou province, and Shaanxi province, dedicated to providing full-time education to train Gaokao repeaters who wish to improve their performance in their second Gaokao attempt. As of December 31, 2022, our tutorial schools had 1,071 students, and 70 teachers and supporting staff. We generally require enrolled students to live in student dormitories during their course of study.

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

In addition, we also participate in regional and city-wide standard exams which simulate the exam structure and competitiveness of Gaokao. These cross-school assessments offer our students a better understanding of their competitiveness among students both within and outside our school network against whom our students must ultimately compete in the real Gaokao. We were able to help over 80% of our students raise 50 points or more (out of a full Gaokao score of 750 in Yunnan province), in their second Gaokao attempt in 2022 through one-year tutoring with us, as compared to their initial Gaokao scores in 2021

Our school management service programs

Leveraging our established brand recognition and proven track record in school operation, we serve public or private schools which are in need to improve their school operation efficiency. Our services are tailored to the unique needs of the specific school in light of its local conditions. We provide services primarily in five key areas, including student admission, teacher training, academic guidance, catering and lodging management, and teaching materials supply services. As of December 31, 2022, we operated five school management service programs in Yunnan province and Henan province. As of December 31, 2022, under our school management service programs, we had 8,487 students under management, and 70 teachers and supporting staff providing services.

For student admission service, we work as consultants to the local school’s recruitment team to provide guidance on marketing through various media formats, communication with students and parents, and the proper procedures in applying for relevant governmental approvals. For teacher training, we provide both online and offline training programs to the local school teachers, sharing experience in curriculum design, test design and other lecturing practices. For academic guidance, we send out accredited teachers to participate in semester-long exchange programs. Our teachers teach and lead key classes to guide both local students and their teachers with our refined curriculum contents and design. For catering and lodging management, we provide management services related to cafeteria, lodging, landscaping and other operational services. In addition, we also supply teaching materials to their schools, including our test preparation books and other student related study materials.

Discontinued Operations

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations.

As of December 31, 2022, the Affected Entities included nine middle schools in Yunnan province and Shaanxi province with a total of 8,434 students and 504 teachers.  The following table sets forth the student enrollment, capacity and utilization rate of the schools of our discontinued operations.

	Student enrollment			School capacity			School utilization rate(1
	As of December 31,			As of December 31,			As of December 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Middle schools	8,637	9,552	8,434	10,319	11,750	12,133	83.7%	81.3%	69.5%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity.

The following table sets forth certain key information about each of the schools of our discontinued operations.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
Schools	date of operation	Location	programs	2020	2021	2022	2022
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	Middle School	1,067	1,064	938	1,003
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	Middle School	1,437	1,786	1,681	2,030
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	Middle School	1,551	1,436	1,320	1,500
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	Middle School	1,727	1,748	1,208	1,800
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	Middle School	1,571	1,466	961	2,400
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	Middle School	622	750	541	700
Xinping Hengshui Experimental Middle School	September 2019	Yuxi, Yunnan	Middle School	662	980	912	1,000
Zhenxiong Long-Spring Advanced Secondary School	September 2020	Zhenxiong, Yunan	Middle School	—	—	116	500
Shaanxi Hengshui Experimental Middle School	September 2021	Xianyang, Shaanxi	Middle School	—	322	757	1,200

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

During the COVID-19 outbreak in 2020, 2021 and 2022, we expanded our online courses based on our online learning platform. For example, we provide online tri-teacher lectures to promote online educational resources sharing and synchronous teaching for our students from different locations within our school network. In our online tri-teacher lectures, we invite external education consultants and experts to provide interdisciplinary online lectures to inspire students. In collaboration with these consultants and experts, our teachers prepare the course materials and live-stream the courses to our students. In this process, our teachers also ensure the implementation of teaching plans, instruct students with their after-class exercises to supervise the progress of their study plans and offer guidance to the moral development of our students. Our teachers for graduating classes in our high schools recorded a series of courses to assist the self-study of our graduating high school students during the winter break. We also provided our graduating high school students with guidance in college admission and college major selection through our online tutorials. In addition, we collaborated with People’s Daily Online to produce a live broadcast entitled “The Same Class” to share the knowledge of COVID-19 prevention and control and the arrangement of online teaching during the extended winter break for all of our students, their parents and our employees.

Our online education services have become an important enhancement to our schools and programs to diversify our teaching methods, encourage independent learning and enhance parent involvement. We currently provide online education services and online tri-teacher lectures for nine of our schools, specifically Qiubei Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Mengla Long-Spring Experimental Secondary School, Xinping Long-Spring Advanced Secondary School, Yunnan Yuxi Hengshui Experimental High School, Qujing Hengshui Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School and Yuanjiang County District High School. We have eight schools offering all the courses and one school offering a majority of the courses. For our online tri-teacher lectures provided at these schools, we cooperate with many external education consultants and experts who graduated from Peking University or Tsinghua University with more than ten years of work experience on average and in-depth knowledge in the area of secondary education. These external education consultants and experts provide online lectures and are responsible for a total of 2,200 students at these schools as of December 31, 2022. Leveraging our online learning platform and the application of information technology, we have optimized our staff costs incurred at the relevant schools.

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

In addition to collaborating with local governments, we currently operate three schools by leasing lands from third parties. We expect to launch new schools in the second half of 2023, including high schools and vocational schools. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

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

Our Teachers

We have an excellent and committed team of teachers. Our teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help our students achieve satisfactory exam results. As of December 31, 2022, we had a total of 1,358 teachers in our schools for our continuing operations, 99.7% of whom had a bachelor’s degree. We require all our teachers of our high schools and tutorial schools to obtain the qualifications required by PRC regulatory authorities. We also have teachers with work experience at many nationally well-regarded secondary schools in China, to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network.

We have a professional and dedicated team of principals, who are responsible for the strategic development and operation of our schools. In addition to lateral hiring of experienced principals, many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. As of December 31, 2022, we had a total of 45 principals and deputy principals across our school network for our continuing operations, among whom eight principals had a master’s or higher degree. As of the same date, 11 of our high school principals were recognized as Advanced Secondary School Teachers.

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

To recruit top college graduates, we organize on-campus job fairs and post job openings online. We have also cooperated with reputable universities to ensure a steady supply of high-quality teachers for our high schools. For example, we currently intend to recruit 264 teachers, with at least 40% holding a master’s degree or above, from universities designated under the national Double First Class University Plan in China by 2023. We have also designated top-tier universities, including among others, Peking University, Tsinghua University, Beijing Normal University, Southwest University and Central China Normal University, as our target universities on which we focus our recruitment efforts. In addition, we have entered into agreements with 11 universities in China, such as Xi’an Jiaotong University, Harbin Institute of Technology and Lanzhou University, and provided exclusive internship and externship opportunities for their students and graduates.

Teacher compensation

We offer competitive compensation packages to our teachers. In addition to base salary, our teachers in graduating classes in our high schools also are entitled to performance-based bonuses determined by the academic results achieved by their students. The average annual salary of our teachers of our high schools and tutorial schools in Yunnan province were RMB138,824 and RMB163,878 in 2022, respectively.

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

	For the Year ended December 31,
	2020	2021	2022
	(in RMB)
Average tuition per student of our schools(1)
High schools	16,399	15,072	10,997
Tutorial schools for Gaokao repeaters	22,147	23,170	19,853

(1)	The average tuition per student equals to the total tuition income of our schools during a certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

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

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 718,297 square meters of facilities for 13 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from nine to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. See “—Cooperative Arrangements with Third Parties.” For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.”

We also lease three properties with a total combined gross floor area of approximately 113,762 square meters in Yunnan province, Shaanxi province, and Guizhou province from third parties to operate our schools. Our leases have terms of five years to 20 years.

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

Employees

We had 1,816 full-time employees for our continuing operations as of December 31, 2022. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees for our continuing operations, categorized by function, as of December 31, 2022.

Teachers	1,358
Administrative staff	290
Supporting staff	168
Total	1,816

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

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our education service. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We owned 51 trademarks in China as of December 31, 2022. We have registered 17 domain names, including www.longspringedu.com, as of the same date. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education service, in particular for our Chinese-English bilingual programs which require foreign-language educational materials.

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

Legal Proceedings

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in captioned Dagan Investments LLC v. First High-School Education Group Co., Ltd. (Case No. 1:22-cv-03831) filed on May 11, 2022 in the United States District Court for the Southern District of New York. The lead plaintiff alleged in the complaint, in sum and substance, that our IPO registration and prospectus (the “Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that the new rules, regulations and policies regarding private education to be implemented by the Chinese government posed a material adverse threat to the Company and its business. The lead plaintiff purported to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. As of the date of this annual report, we were in the process of preparing for the defends to be filed against the complaint. As the case is still in its preliminary stage, we cannot predict its timing, outcome, potential damages, or expenses that may be incurred.

In addition, from time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, labor and employment claims. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations”, “—We may be involved in labor and employment related disputes and legal claims from time to time arising out of our operations”, and “—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. However, litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009) and Overseas Listings

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

On July 6, 2021, the relevant PRC government authorities issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law”, which were made available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon, and interpretation thereof remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual material events in mainland China.

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies, like us, that had already been listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where its securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, along with the promulgation of the Opinions on Strictly Combating Illegal Securities Activities, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security, (2) data processors that handle the personal information of more than one million people intends to be listed abroad, (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security, and (4) other data processing activities that affect or may affect national security. However, the Draft Data Security Regulations provides no further explanation or interpretation for “affects or may affect national security.” The PRC government authorities may have wide discretion in the interpretation of “affects or may affect national security.”

On December 28, 2021, the Cyberspace Administration of China jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities.

On July 7, 2022, the CAC promulgated the Security Assessment Measures to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers, and ensure the orderly and free flow of data according to the law. For outbound data transfers that have been carried out prior to the implementation of the Security Assessment Measures, if not in compliance with the Security Assessment Measures, rectification shall be completed within six months from the implementation of the Security Assessment Measures.

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

(1)	Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)	The 10 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School.

(3)	We have registered Xinping Long-Spring Advanced Secondary School as Xinping Long-Spring Advanced Secondary School Co., Ltd., and Xishuangbanna Long-Spring Experimental Secondary School as Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd., all of which were registered as for-profit private schools.

(4)

As the private school operation permit for Hengshizhong Education Tutorial School has been cancelled, we diverted its Gaokao repeater program and extra-curricular services related programs to Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd, Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd., and Kunming Guandu Hengshizhong Education Training School Co., Ltd. We have registered Guizhou Zunyi Tutorial School as Zunyi Hengshi Education Technology Co., Ltd. We have registered Shaanxi Hengshi Tutorial School as Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.

(5)	The seven regional new vocational education companies comprise Guizhou New Vocational Education Technology Co., Ltd., Guangxi New Vocational Education Technology Co., Ltd., New Vocational Education (Hebei) Education Technology Co., Ltd., New Vocational Education (Henan) Education Technology Co., Ltd., New Vocational Education (Yunnan) Cultural Development Co., Ltd., New Vocational Education (Shandong) Cultural Development Co., Ltd., and New Vocational Education (Chengdu) Cultural Development Co., Ltd..

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

Subsidiaries	Place of Incorporation
First High-School Education Group BVI	BVI
First High-School HK	Hong Kong
Yunnan Century Long-Spring Technology Co., Ltd.	PRC
Yunnan Long-Spring Logistics Service Co., Ltd.	PRC

VIE	Place of Incorporation
Long-Spring Education Holding Group Limited	PRC

Subsidiaries/schools held by the VIE	Place of Incorporation
Kunming Xishan Long-Spring Experimental Secondary School	PRC
Kunming Chenggong Long-Spring Experimental Secondary School	PRC
Yiliang Long-Spring Experimental Secondary School	PRC
Qujing Hengshui Experimental Secondary School	PRC
Yunnan Yuxi Hengshui Experimental High School	PRC
Yunnan Hengshui Experimental Secondary School—Xishan School	PRC
Yunnan Long-Spring Foreign Language Secondary School	PRC
Zhenxiong Long-Spring Advanced Secondary School	PRC
Qiubei Long-Spring Experimental Secondary School	PRC
Mengla Long-Spring Experimental Secondary School	PRC
Xinping Long-Spring Advanced Secondary School Co., Ltd.	PRC
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	PRC
Yunnan Lihua Education Technology Co., Ltd.	PRC
Wenshan Long-Spring Experimental Secondary School	PRC
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	PRC
Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd	PRC
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	PRC
Zunyi Hengshi Education Technology Co., Ltd.	PRC
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	PRC
Yunnan Hengshun Property Service Co., Ltd.	PRC
Beijing First High-Education Technology Co., Ltd.	PRC
Beijing New Vocational Education Cultural Development Co., Ltd.	PRC
Guangxi New Vocational Education Technology Co., Ltd.	PRC
Guizhou New Vocational Education Technology Co., Ltd.	PRC
New Vocational Education (Hebei) Education Technology Co., Ltd.	PRC
New Vocational Education (Henan) Education Technology Co., Ltd.	PRC
New Vocational Education (Chengdu) Cultural Development Co., Ltd.	PRC
New Vocational Education (Shandong) Cultural Development Co., Ltd.	PRC
New Vocational Education (Yunnan) Cultural Development Co., Ltd.	PRC
Beijing Hualing International Human Resource Co. Ltd.	PRC

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

D. Property, Plant and Equipment

Our principal executive offices are in Yunnan, China. All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 718,297 square meters of facilities for 12 properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from nine to 21 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. We also leased three properties with a total combined gross floor area of approximately 113,762 square meters in Yunnan province, Shaanxi province, and Guizhou province from third parties to operate our schools. Our leases have terms of five to 20 years. We believe that the facilities which we currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

A. Operating Results

Overview

We are an education service provider primarily focusing on high schools in Western China. We aspire to become a leader and innovator of private high school education in China, dedicated to a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. First High-School Education, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the affiliated entities through certain contractual arrangements. We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 21 schools for our continuing operations, offering 13 high school programs, and three tutorial school programs for Gaokao repeaters, as of December 31, 2022. We also provided management services to five schools as of the same date. We have also collaborated with local governments and other third parties in China and expect to launch new schools offering high school programs and vocational programs in the second half of 2023. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2022, we had 25,823 high school students (including Gaokao repeaters) across our school network, and 8,487 public school students at schools to which we provide management services, for our continuing operations.

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

The Implementation Rules have had significant impacts on our business and our results of operations. As a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations.

We have experienced steady growth in our business. For our continuing operations, our revenues were RMB306.2 million, RMB337.3 million and RMB342.5 million (US$49.7 million) in 2020, 2021, and 2022, respectively. Our net income was RMB80.9 million, RMB52.7 million and RMB38.4 million (US$5.6 million) in 2020, 2021 and 2022, respectively. Our adjusted net income was RMB80.9 million, RMB52.7 million and RMB38.4 million (US$5.6 million) in 2020, 2021 and 2022, respectively. For a detailed description of our non-GAAP measure, see “—Results of Operations—Non-GAAP financial measure.”

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private education industry in China and company-specific factors, including the following.

Level of student enrollment

Our revenues for our continuing operations consist primarily of tuition and boarding fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenues and profitability. The total number of students enrolled at our schools for our continuing operations was 15,645, 16,972 and 17,336 as of December 31, 2020, 2021 and 2022, respectively. Our student enrollment largely depends on a number of factors, including without limitation, (1) our schools’ reputation, which primarily reflects our education quality and our student academic results, (2) our admission quotas as approved by the relevant government authorities from year to year, subject to adjustments by the relevant government authorities, and (3) the ramp-up stage of our schools and the capacity for student enrollment at each of our schools. With the increase in the utilization of our schools in the ramp-up stage and the expansion of our school network, we expect that our student enrollment will continue to increase in the foreseeable future.

Tuition and boarding fees

Our results of operations are affected by the level of tuition and boarding fees we charge our students. The tuition rate we charge is typically based on the demand for our education programs, the cost of our operations, the geographical markets where we operate our schools, the average tuition level in the markets, and our pricing strategy to gain market share. We generally seek to gradually increase our tuition and boarding fees without compromising our student enrollment. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees, we are generally required to file and record our price increase for our high schools with local governments, who in turn still maintain certain level of control and oversight of our operation. We generally have more discretion in determining the tuition levels for our tutorial schools. Our average tuition per student of our high schools was RMB15,072 and RMB10,997 in 2021 and 2022, respectively, and average tuition per student of our tutorial schools for Gaokao repeaters was RMB23,170 and RMB 19,853 in 2021 and 2022, respectively. The decrease of average tuition per student of our high schools and tutorial schools was primarily due to our expansion into lower-tier cities in Yunnan province and elsewhere to enroll more students and continue to expand into these cities with varying average tuition per student. We might continue to expand in these lower-tier cities, and we expect that our average tuition per student might be negatively affected as a result.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge. We allow publicly-sponsored students to pay lower tuition and receive price difference or other forms of support from local governments for such publicly-sponsored students. We recognize such price difference paid by governments as our revenues from governments in tuition income. As of December 31, 2020, 2021 and 2022, the number of publicly-sponsored students in our schools was 6,755, 7,993 and 8,293, respectively, accounting for 43.2%, 47.1% and 47.8% of our total students for our continuing operations as of the same dates.

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

Ability to control costs and expenses

Our profitability also depends on our ability to control operating costs and expenses. Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. Our cost of revenues for our continuing operations increased by 25.7% from RMB164.4 million in 2020 to RMB206.8 million in 2021 and further by 3.3% to RMB213.6 million (US$31.0 million) in 2022. Our cost of revenues for our continuing operations primarily comprises staff costs, rental fees, student-related expenses, depreciation and amortization. Our staff costs mainly consist of the salaries and other benefits for our teachers, and accounted for 38.4%, 66.5% and 66.7% of our cost of revenues in 2020, 2021 and 2022, respectively. Our staff costs increased primarily due to (1) increases in the headcount of publicly-sponsored teachers to (i) accommodate more publicly-sponsored students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up; and (ii) support the ramp-up of certain recently-opened new schools; and (2) increases in compensation levels of our teachers. The total number of our teachers in our schools for our continuing operations was 1,346, 1,617 and 1,358 as of December 31, 2020, 2021 and 2022, respectively. As we continue to ramp up our existing schools and expand our school network, we expect to continue to expand the headcount of our teachers and other staff and provide competitive compensation to attract and retain teaching talents so as to support our growing school operations. As a result, our staff costs could continue to increase in the foreseeable future.

Furthermore, our operating expenses include two major components, selling and marketing expenses, and general and administrative expenses. We expect that we will incur additional expenses associated with our overall growth and status as a public company. We also expect that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. We focus on providing quality education to our students and have developed and implemented a standardized and centralized school management system to improve operating efficiency and profitability.

Ability to expand our operations cost-effectively

We intend to expand our school network and enter into new geographical markets with our asset-light business model. We seek to achieve this goal by establishing collaboration with more local governments and other third parties, such as real estate developers. For our continuing operations, we currently operate 13 schools pursuant to cooperative arrangements with local governments, operate three schools by leasing lands from third parties and expect to launch new schools in the second half of 2023, which consist of high schools and vocational schools. We believe that our past performance in school operations and student academic achievements put us in a favorable position in our future negotiations with local governments. As local governments in different geographical markets may have different policies, such as pricing rules that govern the amount of tuition fees we are able to charge, our ability to manage the collaboration with local governments, efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

In addition, we intend to collaborate with more third parties and explore more school operation and management opportunities as a cost-effective way to diversify our business portfolio and spread positive word of mouth for our brand. Starting from September 2020 and up to December 31, 2022, we have cooperated with local governments and a private school operator to provide management services for five schools in Yunnan province and Henan province for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating our own schools, and we may improve our overall profitability if we continue to expand third-party school management services.

Strategic investments and acquisitions

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. Leveraging our standardized and centralized school management system and our quality education service, we intend to continue to pursue similar acquisition targets in the future when practicable and in compliance with regulatory requirements. We focus primarily on the acquisition of high schools due to the enlarging high school education services market with enormous and sustainable demand in high-quality high schools. We also target to acquire education company. In May 2021, we acquired 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company that provides premium full-time live AI online teaching services. In December 2022, for management and economic reasons, we divested our equity interest in Beijing Tomorrow Future Plus Education Technology Co., Ltd. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

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

Our tuition income increased by 6.3% from RMB245.5 million in 2020 to RMB261.1 million in 2021, and further by 7.9% to RMB281.8 million (US$40.9 million) in 2022. Our tuition income increased in 2021 and 2022, primarily driven by the increased student enrollment and the more extra-curricular services offered.

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

Key Operating Metrics

	As of December 31,
	2020	2021	2022
Summary Operating Data for our Continuing Operations:
Total student enrollment	15,645	16,972	17,336
Total number of teachers	1,346	1,617	1,358
Total number of schools	18	20	16

Key Components of Our Results of Operations

Revenues

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations. In 2022, we had to discontinue some operations due to regulatory changes and management decisions. Given such change, financial information for prior years was reclassified to conform to the current year’s presentation.

We derive our revenues primarily from tuition and boarding fees we charge the students enrolled in our high schools and tutorial schools. The following table sets forth a breakdown of our revenues for our continuing operations by amounts and percentages for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Tuition income(1)	245,525	80.2	261,095	77.4	281,829	40,861	82.3
Income from student-related services(2)	37,865	12.4	40,468	12.0	21,205	3,074	6.2
Boarding fees(3)	15,768	5.1	19,248	5.7	7,609	1,103	2.2
Education and management service income(4)	1,849	0.6	15,104	4.5	30,868	4,475	9.0
Others	5,238	1.7	1,399	0.4	995	144	0.3
Total	306,245	100.0	337,314	100.0	342,506	49,659	100.0

(1)	Includes tuition from our schools including revenue from government cooperative agreements of RMB26.1 million, RMB50.9 million and RMB42.1 million (US$6.1 million) in 2020, 2021 and 2022, respectively, which represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools, and miscellaneous fees charged to students.

(2)	Includes primarily income from the sale of education materials and income from meal catering services.

(3)	Includes primarily income from our boarding services.

(4)	Includes (i) income from management services provided to the various vendors of student catering services on campus and (ii) annual service fees from the local governments in exchange for school operation and management services we provided for two public schools in Yunnan province.

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

	For the Year ended December 31,
	2020	2021	2022
	(in RMB)
Average tuition per student of our schools(1)
High schools	16,399	15,072	10,997
Tutorial schools for Gaokao repeaters	22,147	23,170	19,853

(1)	The average tuition per student equals to the total tuition income of our schools during certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

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

Specifically, we expect our student enrollment will continue to increase, in line with the expansion of our school operations. However, our average tuition per student is greatly affected by the relative proportion of our students in different cities. As the level of student enrollment of our schools located at lower-tier cities is expected to continue to increase in Yunnan province and elsewhere along with our expansion into these cities, we expect that our average tuition per student will to be negatively affected. Moreover, with the ramp-up of our existing schools and the expansion of our school network, we expect that our staff costs will continue to increase, driven by an increase in teacher headcount and salary level. At the same time, our efforts to diversify our business portfolio will contribute to our overall profitability positively. Starting from September 2020 and up to December 31, 2022, we have also cooperated with the local governments and a private school operator to provide management services for five schools in Yunnan province and Henan province for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating our own schools.

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

The following tables set forth a breakdown of our cost of revenues for our continuing operations by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Staff costs	63,094	20.6	137,514	40.8	142,497	20,660	41.6
Campus-related expenses	70,122	22.9	23,791	7.1	30,166	4,374	8.8
Student-related expenses	11,371	3.7	19,030	5.6	15,782	2,288	4.6
Rental fees	13,753	4.5	18,424	5.5	13,434	1,948	3.9
Depreciation and amortization	5,658	1.9	8,010	2.4	11,743	1,703	3.4
Others	356	0.1	-	-	-	-	-
Total	164,354	53.7	206,769	61.3	213,622	30,972	62.4

Operating expenses

Our operating expenses consist primarily of selling and marketing expenses, and general and administrative expenses. Our operating income consists primarily of government grants.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of expenses relating to student admission, advertising and brand promotion. Our selling and marketing expenses were RMB6.4 million, RMB6.4 million and RMB3.1 million (US$0.4 million) in 2020, 2021 and 2022, respectively, accounting for 2.1%, 1.8% and 0.91% of our revenues for the same periods, respectively.

Our general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative and management personnel, depreciation and amortization of property and equipment for our management functions, and transaction costs in relation to previous financing activities. Our general and administrative expenses were RMB43.5 million, RMB47.7 million and RMB54.6 million (US$7.9 million) in 2020, 2021 and 2022, respectively, accounting for 14.2%, 14.1% and 15.9% of our revenues for the same periods, respectively.

Government grants

Our government grants consist primarily of general government subsidies relating to our school operation. Our government grants were RMB4.3 million, RMB2.1 million and RMB2.0 million (US$0.3 million) in 2020, 2021 and 2022, respectively, accounting for 1.4%, 0.6% and 0.6% of our revenues for the same periods, respectively.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues

Continuing Operations
Revenues
Revenue from customers	280,187	91.5	300,084	89.0	300,395	43,553	87.7
Revenue from government cooperative agreements(1)	26,058	8.5	37,230	11.0	42,111	6,106	12.3
Total revenues	306,245	100.0	337,314	100.0	342,506	49,659	100.0
Cost of revenues	(164,354)	(53.7)	(206,769)	(61.3)	(213,622)	(30,972)	(62.4)
Gross profit	141,891	46.3	130,545	38.7	128,884	18,686	37.6
Operating expenses and income
Selling and marketing expenses	(6,398)	(2.1)	(6,440)	(1.9)	(3,101)	(450)	(0.9)
General and administrative expenses	(43,485)	(14.2)	(47,667)	(14.1)	(54,586)	(7,914)	(15.9)
Government grants	4,277	1.4	2,097	0.9	2,036	295	0.6
Bad debt provision	—	—	(14)	(0.0)	(9)	(1)	(0.0)
Income from operations	45,606	14.9	78,521	23.3	73,224	10,616	21.4

Other income/ (expenses):
Interest income	1,124	0.4	1,128	0.3	1,422	206	0.4
Interest expense	(5,747)	(1.9)	(9,545)	(2.8)	(9,546)	(1,384)	(2.8)
Foreign currency exchange (loss)/gain, net	(469)	(0.2)	(922)	(0.3)	(55)	(8)	(0.0)
Others, net	1,741	0.6	3,641	1.1	1,069	155	0.3
Income before income taxes	92,934	30.3	72,823	21.6	66,114	9,586	19.3
Income tax expenses	(14,034)	(4.6)	(15,042)	(4.5)	(20,017)	(2,902)	(5.8)
Net income from continuing operations	78,900	25.8	57,781	17.1	46,097	6,683	13.5
Income/(loss) from discontinued operations, net of tax	2,019	0.7	(5,088)	(1.5)	(7,691)	(1,115)	(2.2)
Net income	80,919	26.4	52,693	15.6	38,406	5,568	11.2
Comprehensive income	80,962	26.4	53,011	17.2	40,374	5,854	11.8
Non-GAAP Financial Measures
Adjusted net income(2)	80,919	26.4	52,693	15.6	38,406	5,568	11.2

(1)	Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools.

(2)	Represents net income before share-based compensation expenses and transaction costs in relation to previous financing activities. See “—Non-GAAP Financial Measure” for details.

Non-GAAP financial measure

In evaluating our business, we consider and use one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and transaction costs in relation to previous financing activities and income/(loss) from discontinued operations, net of tax. Due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expenses, without considering the impact of transaction costs in relation to previous financing activities, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses and transaction costs in relation to previous financing activities have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income:
Net income	80,919	52,693	38,406	5,568
Add:
Share-based compensation expenses	—	—	—	—
Transaction costs in relation to previous financing activities	—	—	—	—
Tax effects of adjustments(1)	—	—	—	—
Less:
Income from discontinued operations, net of tax	—	—	—	—
Adjusted net income	80,919	52,693	38,406	5,568

(1)	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate. There was no tax impact on the share-based compensation expenses adjustment because these expenses are non-deductible expenses for income tax.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues from continuing operations increased by 1.5% from RMB337.3 million in 2021 to RMB342.5 million (US$49.7 million) in 2022, primarily driven by a mixed of factors including student admission and the discontinuance and limited operation of some schools in our network.

●	Tuition income. Our tuition income increased by 7.9% from RMB261.1 million in 2021 to RMB281.8 million (US$40.9 million) in 2022, primarily driven by the increased student enrollment for our continuing operation.

●	Income from student-related services. Our income from student-related services decreased by 47.6% from RMB40.5 million in 2021 to RMB21.2 million (US$3.1 million) in 2022, primarily due to the decreased sales of meal catering services, and educational materials.

●	Boarding fees. Our boarding fees decreased by 60.4% from RMB19.2 million in 2021 to RMB7.6 million (US$1.1 million) in 2022, primarily due to the decreased student enrollment and limited operation of some schools in our network.

●	Education and management service income. Our revenue from education and management service income increased by 104.4% from RMB15.1 million in 2021 to RMB30.9 million (US$4.5 million) in 2022, primarily due to providing more schools with management services.

●	Others. Our revenue from others decreased by 28.9% from RMB1.4 million in 2021 to RMB1.0 million (US$0.1 million) in 2022, primarily due to the decrease of certain one-off income.

Cost of revenues

Our cost of revenues increased by 3.3% from RMB206.8 million in 2021 to RMB213.6 million (US$31.0 million) in 2022, primarily due to our undertaking of an increased portion of the public-sponsored teachers’ compensation.

Gross profit

As a result of the foregoing, our gross profit decreased by 1.3% from RMB130.5 million in 2021 to RMB128.9 million (US$18.7 million) in 2022, and our gross profit margin was 38.7% in 2021 compared to 37.6% in 2022.

Operating expenses and income

Our net operating expenses increased by 7.0% from RMB52.0 million in 2021 to RMB55.7 million (US$8.1 million) in 2022, primarily due to the increase in general and administrative expenses.

●

Selling and marketing expenses. Our selling and marketing expenses decreased by 51.8% from RMB6.4 million in 2021 to RMB3.1million (US$0.4 million) in 2022, primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses. Our general and administrative expenses increased by 14.5% from RMB47.7 million in 2021 to RMB54.6 million (US$7.9 million) in 2022, primarily due to (1) the discontinuance and limited operation of some schools in our network, and (2) expenses related to our new business expansions.

●

Government grants. Our operating income from government grants decreased by 2.9% from RMB2.1 million in 2021 to RMB2.0 million (US$0.3 million) in 2022, primarily due to the government’s tightened fiscal budget resulting in its delayed payments.

Income from operations

As a result of the foregoing, our income from operations decreased from RMB78.5 million in 2021 to RMB73.2 million (US$10.6 million) in 2022.

Interest expense

Our interest expense stayed even from RMB9.5 million in 2021 to RMB9.5 million (US$1.4 million) in 2022, primarily due to the effective management of our loan level.

Income tax expense

Our income tax expense increased by 33.3% from RMB15.0 million in 2021 to RMB20.0 million (US$2.9 million) in 2022, primarily due to the increased profitability in operations without tax policy benefits.

Net income

As a result of the foregoing, we had net income of RMB52.7 million in 2021 and RMB38.4 million (US$5.6 million) in 2022.

Adjusted net income

Our adjusted net income decreased by 27.1% from RMB52.7 million in the 2021 to RMB38.4 million (US$5.6 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues from continuing operations increased by 10.1% from RMB306.2 million in 2020 to RMB337.3 million in 2021, primarily driven by a greater student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools, along with the higher tuition income and boarding fees.

●	Tuition income. Our tuition income increased by 6.3% from RMB245.5 million in 2020 to RMB261.1 million in 2021, primarily driven by greater student enrollment at our schools and offering of more extra-curricular services.

●	Income from student-related services. Our income from student-related services increased by 6.9% from RMB37.9 million in 2020 to RMB40.5 million in 2021, in line with the increase in our student enrollment.

●	Boarding fees. Our boarding fees increased by 22.1% from RMB15.8 million in 2020 to RMB19.2 million in 2021, in line with the increase in our student enrollment.

●	Education and management service income. Our revenue from education and management service income increased by 716.9% from RMB1.8 million in 2020 to RMB15.1 million in 2021 primarily due to servicing more schools in our school network.

●	Others. Our revenue from others decreased by 73.3% from RMB5.2 million in 2020 to RMB1.4 million in 2021, primarily due to the decrease of certain one-off income.

Cost of revenues

Our cost of revenues increased by 25.8% from RMB164.4 million in 2020 to RMB206.8 million in 2021, primarily due to (1) a 118.0% increase in staff cost expenses from RMB63.1 million in 2020 to RMB137.5 million in 2021, as a result of (i) our undertaking of an increased portion of public-sponsored teachers’ compensation; (ii) an increase in the number of teachers from 1,346 as of December 31, 2020 to 1,617 as of December 31, 2021 to (a) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up and (b) support the ramp-up of certain recently-opened new schools; and (iii) an increase in the average compensation for our teachers primarily attributable to bonuses for teachers teaching the graduating classes in our high schools; and (2) a 67.4% increase in student-related expenses from RMB11.4 million in 2020 to RMB19.0 million in 2021 in line with the increase in our student enrollment; partially offset by a 66.1% decrease in campus-related expenses from RMB70.1 million in 2020 to RMB23.8 million in 2021 due to reclassification of our discontinued schools and operations.

Gross profit

As a result of the foregoing, our gross profit decreased by 8.0% from RMB141.9 million in 2020 to RMB130.5 million in 2021, and our gross profit margin was 46.3% in 2020 compared to 38.7% in 2021.

Operating expenses and income

Our operating expenses increased by 14.0% from RMB45.6 million in 2020 to RMB52.0 million in 2021, primarily due to an increase in our general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses stayed relatively stable at RMB6.4 million in 2020 and RMB6.4 million in 2021, primarily due to our enhanced marketing efforts for schools opened in 2020.

●	General and administrative expenses. Our general and administrative expenses increased by 9.6% from RMB43.5 million in 2020 to RMB47.7 million in 2021, primarily due to increased professional service fees and business travel expenses.

●	Government grants. Our operating income from government grants decreased by 51.0% from RMB4.3 million in 2020 to RMB2.1 million in 2021, primarily due to certain delay in payments from governments in 2021.

Income from operations

As a result of the foregoing, our income from operations decreased from RMB96.3 million in 2020 to RMB78.5 million in 2021.

Interest expense

Our interest expense increased by 66.1% from RMB5.7 million in 2020 to RMB9.5 million in 2021, primarily due to the sale and leaseback arrangements we entered into in November 2021. In November 2021, we entered into a sale and leaseback arrangement with a financing leasing company for a net financing proceeds of RMB50.0 million. Under the sale and leaseback arrangement, Long-Spring Education, as the lessee, sold certain equipment, including computers, projectors and printers, to the lessor. Concurrent with the sale of the leased equipment, the lessee leased back all of the leased equipment sold to the lessor for a lease term of three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets.

Income tax expense

Our income tax expense increased by 7.2% at RMB14.0 million in 2020, to RMB15.0 million in 2021, primarily due to the increased profitability in operations without tax policy benefits.

Net income

As a result of the foregoing, we had net income of RMB80.9 million in 2020 and RMB52.7 million in 2021.

Adjusted net income

Our adjusted net income decreased by 34.9% from RMB80.9 million in the 2020 to RMB52.7 million in 2021.

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

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implantation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and the SAT on July 27, 2011, enterprises located in Western China which have at least 70% of their income from the businesses falling within the Category of Encouraged Industries in Western China may enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2020. Yunnan WFOE, being a qualified enterprise located in Western China that completed the necessary filing, enjoys a preferential income tax rate of 15% effective from 2017 to 2020, which is further extended another 10 years to 2030 if it continues to satisfy all the requirements pursuant to the relevant tax regulations in each of those years. Kunming Xishan Long-Spring Experimental Secondary School and Yunnan Long-Spring Foreign Language Secondary School are entitled to a five-year enterprise income tax exemptions for certain revenues that meets relevant legal requirements in from January 1, 2018 through December 31, 2022 and from January 1, 2019 through December 31, 2023, respectively, as determined by the local government authorities as non-profit organizations. For the year ended December 31, 2022, our newly established schools which were qualified as small and micro enterprises enjoyed the preferential tax rates of 5% or 10%, and our high-tech enterprises were subject to corporate income tax at a reduced rate of 15%.

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of December 31, 2020, 2021 and 2022, we had RMB136.9 million, RMB114.2 million and RMB105.3 million (US$15.3 million), respectively, in cash. All of our cash and restricted cash as of December 31, 2022 was held in China. Our cash and restricted cash primarily consist of cash on hand and cash at banks and restricted cash in connection with the bank loan. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funding from third-party financial institutions and the net proceeds we received from our initial public offering.

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

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)

Net cash used in operating activities—Continuing Operations	(29,912)	(21,175)	(84,686)	(12,278)
Net cash generated from operating activities—Discontinued Operations	134,735	109,545	85,275	12,364
Net cash generated from/(used) in investing activities—Continuing Operations	(35,126)	(67,857)	26,087	3,782
Net cash generated from/(used in) investing activities—Discontinued Operations	16,089	(65,755)	107,586	15,599
Net cash generated from/(used in) financing activities —Continuing Operations	(8,449)	134,185	(83,318)	(12,080)
Net cash generated from/(used in) financing activities —Discontinued Operations	13,542	(10,614)	-
Effect of exchange rate changes on cash	144	318	1,968	285
Net increase in cash	91,023	78,647	52,912	7,672
Cash at the beginning of the year	117,333	136,953	114,197	16,557
Cash at the end of the year	208,356	215,600	167,109	24,229
Less: Cash and cash equivalents from the discontinued operations, end of period	(71,403)	(101,403)	(61,851)	(8,968)
Cash and cash equivalents, from the continuing operations end of period	136,953	114,197	105,258	15,261

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

Changes in cash flow from operating activities from 2021 to 2022

We had net cash used in operating activities from continuing operation of RMB84.7 million (US$12.3 million) in 2022, compared to net cash used in operating activities from continuing operation of RMB21.2 million in 2021. The decrease in cash flow used in operating activities in 2022 is primarily a result of:

(1)	a RMB14.3 million (US$2.1 million) decrease in net income, mainly due to increased cost of revenues used in school operation in 2022;

(2)	a RMB58.9 million (US$8.5 million) increase in accounts receivable in 2022, as compared to a RMB4.0 million decrease in 2021, mainly due to certain delay in payments from governments cooperative arrangements

(3)

a RMB127.6 million (US$18.5 million) increase in advances to suppliers and other current assets, as compared to a RMB66.1 million increase in 2021, mainly due to more security deposits made to suppliers and in relation with new school openings;

(4)	a RMB0.3 million (US$49,005) decrease in advances from customers, as compared to a RMB20.2 million increase in 2021, mainly due to less deposits received from customers and vendors; and

(5)	Partially offset by (1) a RMB19.4 million (US$2.8 million) increase in accrued expenses and other payables in 2022, as compared to a RMB54.4 million decrease in 2021, mainly due to more delayed payments such as performance related wages incurred but yet to be made to employees, and services and goods consumed but the invoice of which has not been received yet; and (2) a RMB10.7 million (US$1.5 million) increase in account payable in 2022, as compared to a RMB5.1 million decrease in 2021, mainly due to more advances from customers.

Changes in cash flow from operating activities from 2020 to 2021

We had net cash used in operating activities from continuing operation of RMB21.2 million in 2021, compared to net cash used in operating activities from continuing operation of RMB29.9 million in 2020. The increase in cash flow from operating activities in 2021 is primarily a result of:

(1)	a RMB20.2 million increase in advances from customers, as compared to a RMB22.9 million decrease in 2021, mainly due to more deposits received from customers and vendors;

(2)	a RMB3.9 million decrease in accounts receivable in 2021, as compared to a RMB28.0 million increase in 2020, mainly due to improved payment invoicing and collection for our continuing operation; and

(3)	Partially offset by (1) a RMB28.2 million decrease in net income, mainly due to the increased cost of revenues used in school expansions in 2021; (2) a RMB66.1 million increase in advances to suppliers and other current assets in 2021, as compared to a RMB27.3 million increase in 2020, mainly due to more security deposits made to suppliers and in relation with new school openings; and (3) a RMB54.4 million decrease in accrued expenses and other payables in 2021, as compared to a RMB39.3 million decrease in 2020, mainly due to less delayed payments such as performance related wages incurred but yet to be made to employees, and services and goods consumed but the invoice of which has not been received yet.

Investing activities

For 2022, we had net cash generated from investing activities from continuing operations of RMB26.1 million (US$3.8 million), primarily attributable to (1) disposal of subsidiaries, net of cash RMB44.7 million (US$6.5 million), by netting the gains from, against excluding the cash account of, discontinued entities of Beijing Hengyue Education Technology Co., Ltd., Ordos Hengyue Education Technology Co., Ltd., Ordos Hengshui Experimental High School, and Beijing Tomorrow Future Plus Education Technology Co., Ltd.; (2) purchase of property and equipment of RMB17.8 million (US$2.6 million), related to school operation; and (3) purchase of intangible assets of RMB0.8 million (US$0.1 million).

For 2021, we had net cash used in investing activities from continuing operations of RMB67.9 million, primarily attributable to (1) acquisition of a subsidiary, net of cash RMB42.0 million, relating to the acquisition of Yunnan Hengshun Property Service Co., Ltd., Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Century Times Giant Training School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd.; (2) purchase of school equipment of RMB24.2 million, and (3) purchase of intangible assets of RMB1.6 million.

For 2020, we had net cash used in investing activities of RMB35.1 million, primarily attributable to (1) purchase of school equipment of RMB33.5 million, and (2) purchase of intangible assets of RMB1.6 million.

Financing activities

For 2022, we had net cash used in financing activities of RMB83.3 million (US$12.1 million), primarily attributable to (1) dividend to shareholders RMB6.4 million (US$0.9 million), (2) repayments of principal amount of borrowings under financing arrangements and repayments of bank loans RMB150.2 million (US$21.8 million), (3) net repayments of amounts due to related parties of RMB150.1 (US$21.8 million) million, and (4) payment for treasury stock RMB0.5 million (US$0.08 million), partially offset by (1) net proceeds from borrowings under financing arrangements and bank loans of RMB101.8 million, and (2) net proceeds from amounts due from related parties of RMB122.1 million.

For 2021, we had net cash generated from financing activities of RMB134.2 million, primarily attributable to (1) net proceeds from borrowings under financing arrangements and bank loans of RMB286.0 million, (2) prepayment for the issuance of common stock of RMB296.4 million, (3) net proceeds from amounts due from related parties of RMB62.2 million, partially offset by (1) dividend to shareholders RMB166.7million, (2) repayments of principal amount of borrowings under financing arrangements and repayments of bank loans RMB298.0 million, (3) net repayments of amounts due to related parties of RMB45.8 million.

For 2020, we had net cash used in financing activities of RMB8.5 million, primarily attributable to (1) net repayments of amounts due to related parties of RMB151.0 million, and (2) dividend to shareholders RMB42.3 million, partially offset by (1) net proceeds from borrowings under financing arrangements and bank loans of RMB139.4 million, (2) net proceeds from amounts due from related parties of RMB45.4 million.

Capital Expenditures

We incurred capital expenditures of RMB35.1 million, RMB25.9 million and RMB18.6 million (US$2.7 million) in 2020, 2021 and 2022, respectively, primarily in connection with our purchase of school facilities and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Considering that we have achieved net income in 2021, we approved and declared a cash dividend of US$0.0146 per ordinary share (US$0.0437 per or ADS) in September 2022 and made payments in October 2022.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the affiliated entities, and (2) non-VIE consolidated entities, for the periods indicated as a percentage of total revenues.

	As of December 31,
	2020		2021		2022
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The affiliated entities	253,271	82.7%	307,348	91.1%	230,238	33,381	67.2%
non-VIE consolidated entities	52,974	17.3%	29,966	8.9%	112,268	16,277	32.8%
Total revenues	306,245	100.0%	337,314	100.0%	342,506	49,659	100.0%

The following table sets forth the respective asset contributions of (1) the affiliated entities, and (2) non-VIE consolidated entities, as of the dates indicated as a percentage of total assets.

	As of December 31,
	2020		2021		2022
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The affiliated entities	445,221	69.8%	330,748	40.3%	465,603	67,506	65.3%
Non-VIE consolidated entities	192,258	30.2%	489,921	59.7%	246,876	35,794	34.7%
Total asset	637,479	100.0%	820,669	100.0%	712,479	103,300	100.0%

Financial Information Related to the Affiliated Entities

The following balances of the affiliated entities as of December 31, 2021 and 2022, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Current assets
Cash	102,179	96,558	14,000
Accounts receivable, net of allowance for doubtful accounts	17,296	41,441	6,008
Amounts due from related parties	10,873	41,123	5,962
Prepaid expenses and other current assets	49,939	135,121	19,591
Total current assets	180,287	314,243	45,561
Property and equipment, net	56,967	67,405	9,773
Intangible assets, net	160	141	20
Goodwill	30,348	30,348	4,400
Deferred tax assets	8,498	6,290	912
Other non-current assets	54,488	47,176	6,840
Total non-current asset	150,461	151,360	21,945
Total assets	330,748	465,603	67,506
Current liabilities
Contract liabilities	131,840	135,703	19,675
Borrowings under financing arrangements	40,078	20,540	2,978
Bank loan	43,219	33,572	4,867
Accounts payable	8,555	10,615	1,539
Accrued expenses and other payables	24,354	48,211	6,990
Income tax payables	10,086	9,409	1,364
Amounts due to related parties	3,027	45,781	6,638
Total current liabilities	261,159	303,831	44,051
Deferred revenue	121	113	16
Borrowings under financing arrangements	44,178	24,987	3,623
Other payables	7,989	1,270	184
Deferred tax liabilities	1,315	4,285	621
Total non-current liabilities	53,482	30,542	4,428
Total liabilities	314,641	334,373	48,480

The following amounts of the affiliated entities for the years ended December 31, 2020, 2021 and 2022, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the affiliated entities	306,245	337,314	342,506	49,659
Revenue from discontinued operations of Affected Entities	139,589	169,541	91,457	13,260
Net income from continuing operations of the affiliated entities after elimination of intercompany transactions	78,900	57,781	46,097	6,683
Net income/(loss) from discontinued operations of Affected Entities	2,019	(5,088)	(7,691)	(1,115)
Net income	80,919	52,693	38,406	5,568
Net cash (used in)/generated from operating activities of the affiliated entities	(29,912)	(21,175)	(84,686)	(12,278)
Net cash generated from operating activities of Affected Entities	134,735	109,545	85,275	12,364
Net cash used in investing activities from operating activities of the affiliated entities	(35,126)	(67,857)	26,087	3,782
Net cash used in investing activities of Affected Entities	16,089	(65,755)	107,586	15,599
Net cash generated from financing activities from operating activities of the affiliated entities	(8,449)	134,185	(83,318)	(12,080)
Net cash generated from financing activities of Affected Entities	13,542	(10,614)	-	-
Effect of exchange rate changes on cash	144	318	1,968	285
Net increase in cash and cash equivalents and restricted cash	91,023	78,647	52,912	7,672
Cash and cash equivalents and restricted cash at beginning of year	117,333	136,953	114,197	16,557
Cash and cash equivalents and restricted cash at end of year	208,356	215,600	167,107	24,229
Less: Cash and cash equivalents of Affected Entities, end of period	(71,403)	(101,103)	(61,851)	(8,968)
Cash and cash equivalents, of the affiliated entities, end of period	136,953	114,197	105,258	15,261

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

If we intend to distribute dividends, we will transfer the dividends to First High-School HK, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then First High-School HK will transfer the dividends to First High-School BVI, our BVI subsidiary, and further to First High-School Education, the Cayman Islands holding company, and the dividends will be distributed from the First High-School Education to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2020, 2021 and 2022, no dividends were declared and paid by our PRC subsidiaries.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	65,130	9,443	9,630	13,050	13,050	29,400

We lease certain business premises for our schools under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB0.2 million, RMB2.1 million and RMB5.2 million (US$0.8 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2022, we had a capital commitment of RMB26.7 million (US$3.9 million) pursuant to a school cooperative agreement.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, except for the Affected Entities, the ownership structures of Yunnan WFOE and our affiliated entities in China are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect, except that the clause or provision of the Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaowei Zhang	39	Chairman and Chief Executive Officer
Tommy Zhou	36	Director and Chief Financial Officer
Pengwei Luo	47	Director
Guangzhou Zhao	69	Independent Director
Yuanlin Hu	51	Independent Director
Jianping Zhang	68	Education Inspector

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

B. Compensation

Compensation of Directors and Executive Officers

For 2022, the aggregate cash compensation to directors and executive officers was approximately RMB1.7 million (US$0.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Options

In April 2021, we granted an option and right to buy an equivalent of 1,850,000 ADSs, as represented by our Class A ordinary shares during the option period for the full price equivalent to US$10.00 per ADS to Spring River Greater China Fund, where Mr. Pengwei Luo is the founder and managing director. The option period will expire on May 8, 2025, and must be exercised if our average listed price in any consecutive 30 business days is greater than US$15.00 per ADS. When evaluating the value of the option, we used the binomial option pricing model, and deemed that the option had no material value as of December 31, 2022, since our listed price is sufficiently below the exercise price of US$10.00 per ADS and therefore recorded no related compensation expenses.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. We have no service contract with any of our director providing for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yuanlin Hu and Mr. Guangzhou Zhao, and is chaired by Mr. Yuanlin Hu. Each of the members of the audit committee meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yuanlin Hu qualifies as an “audit committee financial expert.”

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

D. Employees

As of December 31, 2022, we had 1,816 full-time employees for our continuing operations. The following table sets forth the breakdown of our employees for our continuing operations as of December 31, 2022 by function.

Function	Number of Employees	% of Total
Teachers	1,358	74.7
Administrative staff	290	16.0
Supporting staff	168	9.2
Total	1,816	100.0

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2023, for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 86,838,700 ordinary shares, comprising 54,577,170 Class A ordinary shares and 32,261,530 Class B ordinary shares outstanding as of March 31, 2023, but excludes the treasury shares and the ordinary shares reserved for issuance under our 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as-converted basis	Percentage of total voting power***

Directors and Executive Officers**:
Shaowei Zhang(1)	682,960	32,261,530	32,944,490	37.94%	92.30%
Tommy Zhou	—	—	—	—	—
Pengwei Luo(2)	5,840,676	—	5,840,676	6.73%	0.83%
Guangzhou Zhao	—	—	—	—	—
Yuanlin Hu	—	—	—	—	—
Jianping Zhang	*	—	*	*	*

All Directors and Executive Officers as a Group	6,623,466	32,261,530	38,884,996	44.78%	93.15%
Principal Shareholders:
Visionsky Group Limited(1)	—	27,769,020	27,769,020	31.98%	79.36%
Long-Spring Education Management Limited(3)	7,054,570	—	7,054,570	8.12%	1.01%
Long-Spring Education International Limited(4)	4,770,250	—	4,770,250	5.49%	*
Minglin Wu(5)	4,470,760	—	4,470,760	5.15%	*
Brightenwit Group Limited(1)	—	4,492,510	4,492,510	5.17%	12.84%

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Mr. Shaowei Zhang; (ii) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu. Ms. Yu Wu is the spouse of Mr. Shaowei Zhang; (iii) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest; (iv) 514,150 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 24.64% equity interest; and (v) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Mr. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Ms. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited. The registered office of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 5,840,676 Class A ordinary shares directly held by Spring River Greater China Fund, as reported in a Schedule 13G filed by them on April 29, 2021. Spring River Greater China Fund is a Cayman Islands company with the principal business office address at 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong.

(3)	Represents 7,054,570 Class A ordinary shares held by Long-Spring Education Management Limited. Long-Spring Education Management Limited is a British Virgin Islands company wholly owned as to 1.56% by Mr. Shaowei Zhang (see footnote (1)) and certain non-management employees, including Kang Su (41.36%), Kai Liu (16.71%), Yang Gui (10.20%), Bin Liu (9.49%), Chaomin Shi (9.49%), Shaodong Zhang (7.67%), Xuehua Zhang (1.84%), Hong Tan (0.71%) and Baolong Song (0.71%), each of whose address is c/o Long-Spring Education Management Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

(4)	Represents 4,770,250 Class A ordinary shares held by Long-Spring Education International Limited. Long-Spring Education International Limited is a British Virgin Islands company wholly owned by certain of our non-management employees, including Minglin Wu (90.85%), Kang Su (8.35%), Xiaoli Li (0.60%) and Qiong Wang (0.20%), each of whose address is c/o Long-Spring Education International Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

To our knowledge, as of March 31, 2023, a total of 37,767,690 Class A ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADSs, representing approximately 43.5% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Advances to/repayment from/expenses paid on behalf of Mr. Shaowei Zhang, his family members or his affiliated entities

We, from time to time, provide short-term financing to Mr. Shaowei Zhang, his family members or affiliated entities to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these parties during the periods presented. The financing was provided in the form of interest-free advances or expenses paid on their behalf. The financing does not have a fixed term and is repayable upon demand. The related party companies have historically repaid advances and expenses upon demand. In 2020, 2021 and 2022, we provided short-term financing to Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Yunnan Huayiweiming Technology Co., Ltd.

●	Yunnan Long-Spring Education Technology Co., Ltd.

●	Kunming Chenggong Times Giant Tutorial School Co., Ltd.

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Beijing Tomorrow Future Plus Education Technology Co., Ltd.

●	Beijing Long-Spring Education Technology Group Co., Ltd.

●	Yunnan Shaowei Education Information Consulting Co., Ltd.

●	Zunyi Huichuan District Long-Spring Jincheng Education Consulting Co., Ltd.

●	Mr. Shaodong Zhang

●	Lihua Family Education Technology (Beijing) Co., Ltd.

●	Chengdu First Carbon New Technology Co., Ltd.

●	Yunnan Three Three One Education Technology Co., Ltd.

●	Zunyi Huichuan Hengshi Education and Training School

●	Beijing Long-Spring International Education Technology Research Institute

●	Kunming Xinxiaoling Human Resources Co., Ltd.

●	Mengzi Long-Spring Experimental Secondary School

●	Shaanxi Long-Spring Enterprise Management Consulting Partnership (Limited Partnership)

●	Zunyi Huichuan Long-Spring Jincheng Education Consulting Co., Ltd.

●	Zunyi Huichuan District Changshui Jincheng Education Consulting Co., Ltd.

●	Campus Reserve Fund

As of December 31, 2020, 2021 and 2022, the remaining balance of our financing to such related parties was RMB78.9 million, RMB11.7 million and RMB73.5 million, respectively.

Disposal of subsidiaries to Mr. Zhang’s affiliated entities

In 2018, Yunnan Zhongchuang Education Tutorial School sold certain of its business to Kunming Chenggong Times Giant Tutorial School Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB3.4 million. In 2018, Long-Spring Education sold its 100% equity interest in Beijing Long-Spring Education Technology Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB0.7 million. In 2018, Long-Spring Education sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd. at a consideration of nil. In June 2021, Yunnan Long-Spring Education Technology Co., Ltd. sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Century Times Giant Tutorial School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd., all of which are entities controlled by Mr. Shaowei Zhang, to Long-Spring Education at a consideration of RMB2.5 million, RMB12.5 million, RMB5.0 million, respectively. As of December 31, 2022, the remaining balance of the consideration amount was nil.

Advances to certain senior management

After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing in the form of interest-free advances to certain members of our senior management. As of December 31, 2020, 2021 and 2022, the net remaining balance of our financing to such related parties was RMB2.1 million, RMB2.3 million and RMB9.1 million, respectively. These advances are secured either by credit or by their shares in the former parent or other assets.

Advances from/payment of advance from Mr. Zhang or his affiliated entities

We, from time to time, receive short-term financing from and receive payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members to support our business operations and working capital needs. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. We have historically repaid advances upon demand. In 2020, 2021 and 2022, we have received short-term financing from and received payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Yunnan Three Three One Education Technology Co., Ltd.

●	Mr. Shaodong Zhang

●	Chengdu Longquanyi District Hengshi Education Training School Co., Ltd.

●	Yunnan Long-Spring Education Technology Co., Ltd.

●	Yunnan Preparatory School for Studying Abroad

●	Beijing Long-Spring International Education Technology Research Institute

●	Beijing Tomorrow Future Plus Education Technology Co., Ltd.

●	Lihua Family Education Technology (Beijing) Co., Ltd.

●	Chengdu First Carbon New Technology Co., Ltd.

●	Campus Reserve Fund

As of December 31, 2020, 2021 and 2022, the remaining balance of our advance loans from such related parties was RMB51.6 million, RMB17.9 million and RMB51.7 million, respectively.

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

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations. In 2022, we had to discontinue some operations due to regulatory changes and management decisions. Given such change, financial information for prior years was reclassified to conform to the current year’s presentation.

Legal and Other Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

We declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021.

We declared dividends of US$1.24 million, net of 10.0% withholding tax and paid such dividends to the holders of the our ordinary shares (including those represented by the ADSs) in October 2022.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs (each representing three Class A ordinary shares) were listed for trading on the NYSE under the symbol “FHS” from March 2021 to November 2022. On November 7, 2022, we were notified by the NYSE that the staff of the NYSE Regulation has determined to commence proceedings to delist the ADSs. Trading in the ADSs was suspended after the market close on the NYSE on November 7, 2022. On November 22, 2022, we were delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have since then been quoted on the OTC Pink Limited Information under the symbol “FHSEY.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs are currently quoted on the OTC Pink Limited Information under the symbol “FHSEY.”

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

Beijing Zhongwen Law Firm, our legal counsel as to PRC law, has advised us that however, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

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

U.S. Federal Income Taxation Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, as property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the Code”).

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

This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	banks and other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	dealers or traders in securities;

●	U.S. expatriates and certain former citizens or residents of the United States;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations and pension funds);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors who own stock in an individual retirement or other tax-deferred account;

●	investors that have a functional currency other than the U.S. dollar; or

●	investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized in an “applicable financial statement” (as defined in the Code).

In addition, this discussion does not address any U.S. state, local, alternative minimum tax, or non-U.S. tax considerations, or the additional Medicare tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations associated with an investment in our ADSs or ordinary shares.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our affiliated entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Assuming that we are the owner of our affiliated entities for U.S. federal income tax purposes, and based upon the asset and income composition for our fiscal year 2022, we do not believe that we were a PFIC for our taxable year ended December 31, 2022. However, even if we were not a PFIC for our 2022 taxable year, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for the current or future taxable years. If the market price of our ADSs continues to decline or does not increase, we may be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which is volatile and likely will continue to be volatile. In addition, if it were determined that we are not the beneficial owner of our affiliated entities for U.S. federal income tax purposes, we would be treated as a PFIC for our current taxable year ending December 31, 2023 and in future taxable years.

Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2023 or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market. Since we do not expect that our ADSs or ordinary shares will be listed on established securities markets, we do not expect either our ADSs or our ordinary shares to meet the conditions required for the reduced tax rate. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of any potential reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a taxable year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of ADSs or ordinary shares

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder is able to make a “mark-to-market” election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. However, because the prices of our ADSs are currently quoted on the OTC Pink Limited Information system, we do not believe mark-to-market treatment of the ADSs is available for as long as the ADSs continue to be delisted from, or not regularly traded on, the NYSE or any other qualified stock exchange. U.S. Holders that made (or wish to make) a mark-to-market election with respect to a taxable year for which the election may be available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs.

If a mark-to-market election is able to be made and is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC for U.S. federal income tax purposes.

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

Information reporting

Certain U.S. Holders may be required to report information to the IRS relating to an interest held by such holder in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of our ordinary shares or ADSs.

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

J. Annual Report to Security Holders

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

We had cash held by third-party financial institutions located in the PRC, and Hong Kong SAR. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500,000. The bank deposits with financial institutions in the Hong Kong SAR are insured by the government authority for up to HK$500,000. We have not experienced any losses in uninsured bank deposits and do not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC, and Hong Kong SAR with high-credit rating and quality.

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

Concentration of Credit Risk

Our credit risk arises from cash, other current assets, other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. We expect that there is no significant credit risk associated with the cash which are held by reputable financial institutions in the jurisdictions where our company, subsidiaries and affiliated entities are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have no significant concentration of credit risk with respect to other receivables. We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

As of December 31, 2022, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as our management has identified a material weakness which is detailed under the section entitled “—Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the existence of a material weakness, as described below.

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

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Except for the measures to be adopted to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yuanlin Hu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules, and that he meets the independence standards under Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and Audit Alliance LLP, our independent registered public accounting firm, for the years ended December 31, 2021 and 2022, respectively. Save as disclosed below, we did not pay any other fees to KPMG Huazhen LLP and Audit Alliance LLP during the periods indicated below.

	2021	2022
	RMB	RMB	US$
	(in thousands)
Audit fees(1)
KPMG Huazhen LLP	3,623	—	—
Audit Alliance LLP	2,549	2,125	308
Total	6,172	2,125	308

(1)

Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered for the audit of our annual consolidated financial statements, review of our interim condensed consolidated financial statements, and assistance with and review of documents filed with the SEC. On December 15, 2021, we dismissed KPMG Huazhen LLP and engaged Audit Alliance LLP as our independent registered public accounting firm. See “Item 16F. Change in Registrant’s Certifying Accountant.

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

We provided KPMG Huazhen LLP with a copy of the foregoing disclosure, and requested that KPMG Huazhen LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the requested letter from KPMG Huazhen LLP is attached as Exhibit 16.1 of the annual report on Form 20-F.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company previously listed on the NYSE, we were subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

On November 22, 2022, we were delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs are currently quoted on the OTC Pink Limited Information under the symbol “FHSEY.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
2.3	Deposit Agreement (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3	English translation of exclusive technical service and management consultancy agreement among Yunnan WFOE and our affiliated entities, dated December 13, 2018 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3.1	Schedule of exclusive technical service and management consultancy agreement among Yunnan WFOE and our affiliated entities
4.4	English translation of business cooperation agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5	English translation of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5.1	Schedule of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education
4.6	English translation of equity pledge agreement among Yunnan WFOE, Long-Spring Education, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7	English translation of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools, dated December 13, 2018 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7.1	Schedule of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools
4.8	English translation of the executed form of power of attorney granted by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.8.1	Schedule of power of attorney granted by the sponsors of our schools

4.9	English translation of the executed form of power of attorney granted by directors appointed by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.9.1	Schedule of power of attorney granted by directors appointed by the sponsors of our schools
4.10	English translation of shareholders’ rights entrustment agreement among Yunnan WFOE, Long-Spring Education, and shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.11	English translation of the executed form of power of attorney granted by shareholders of Long-Spring Education and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.12	English translation of the executed form spousal undertaking granted by the spouse of each individual shareholder of Long-Spring Education and a schedule of all executed spousal undertaking adopting the same form (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.13	English translation of loan agreement among Yunnan WFOE, our schools, and Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.14	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.15	Subscription agreement, dated as of January 10, 2021, by and between the Registrant and Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Zhongwen Law Firm
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F filed with the SEC on May 9, 2022).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

First High-School Education Group Co., Ltd.

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Chairman and Chief Executive Officer

Date: May 1, 2023

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First High-school Education Group Co., Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First High-school Education Group Co., Ltd. (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

May 1, 2023

PCAOB ID Number 3487

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Assets
Current assets
Cash	114,197	105,258
Accounts receivable, net of allowance for doubtful accounts	28,346	87,247
Amounts due from related parties	11,707	73,450
Prepaid expenses and other current assets	92,300	144,708
Assets related to discontinued operation	134,764	65,815
Total current assets	381,314	476,478
Non-current assets
Property and equipment, net	133,874	128,163
Intangible assets, net	5,920	5,995
Goodwill	30,347	30,347
Deferred tax assets	14,744	13,309
Other non-current assets	56,488	47,177
Assets related to discontinued operation	197,982	11,010
Total non-current assets	439,355	236,001
Total assets	820,669	712,479
	820,669	712,479

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Liabilities and Equity
Current liabilities
Contract liabilities	141,912	141,574
Borrowings under financing arrangements	40,078	20,540
Bank loan	43,219	33,572
Accounts payable	3,138	13,809
Accrued expenses and other payables	26,771	52,463
Income tax payables	20,730	29,622
Amounts due to related parties	17,909	51,675
Dividend payables	-	2,132
Liability related to discontinued operation	218,289	104,641
Total current liabilities	512,046	450,028
Non-current liabilities
Borrowings under financing arrangements	44,178	24,987
Other payables	7,989	1,645
Deferred tax liabilities	2,185	5,155
Liability related to discontinued operation	23,907	-
Total non-current liabilities	78,259	31,787
Total liabilities	590,305	481,815

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Liabilities and Equity
Commitments and contingencies
Equity
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2021, and 86,838,700 shares issued and outstanding as of December 31, 2022, respectively)	6	6
Additional paid-in capital	389,199	357,689
Statutory reserves	49,060	54,366
Accumulated other comprehensive income	462	2,430
Accumulated deficit	(207,713)	(184,258)
Total equity attributable to the shareholders of the Company	231,014	230,233
Non-controlling interests	(650)	431
Total equity	230,364	230,664
Total liabilities and equity	820,669	712,479

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021	2022

Revenue	306,245	337,314	342,506
Cost of revenues	(164,354)	(206,769)	(213,622)
Gross profit	141,891	130,545	128,884
Operating expenses and income
Selling and marketing expenses	(6,398)	(6,440)	(3,101)
General and administrative expenses	(43,485)	(47,667)	(54,586)
Government grants	4,277	2,097	2,036
Bad debt provision	-	(14)	(9)
Net operating expenses	(45,606)	(52,024)	(55,660)
Income from operations	96,285	78,521	73,224
Other income (expenses):
Interest income	1,124	1,128	1,422
Interest expense	(5,747)	(9,545)	(9,546)
Foreign currency exchange loss, net	(469)	(922)	(55)
Others, net	1,741	3,641	1,069
Income before income taxes	92,934	72,823	66,114
Income tax expenses	(14,034)	(15,042)	(20,017)
Net income from continuing operations	78,900	57,781	46,097
Discontinued Operations
Loss from discontinued operations	2,019	(5,088)	(14,976)
Gain on disposal of discontinued operations	-	-	7,285
Net income	80,919	52,693	38,406
Less: Net income attributable to non-controlling interests	101	—	1,081
Net income attributable to First High-school Education Group Co., Ltd.	80,818	52,693	37,325
Comprehensive Income
Income from continuing operations	78,900	57,781	46,097
Other comprehensive income: foreign currency translation	144	318	1,968
Comprehensive income - continued operations	79,044	58,099	48,065
Comprehensive income/( loss) - discontinued operations	2,019	(5,088)	(7,691)
Comprehensive Income	81,063	53,011	40,374
Comprehensive income attributable to non-controlling interests	101	—	1,081
Comprehensive income attribute to First High-school Education Group Co., Ltd.	80,962	53,011	39,293

Earnings per share:
Basic earnings per share from continued operation	1.12	0.69	0.52
Basic loss per share from discontinued operation	0.03	(0.60)	(0.09)
Diluted Earnings per share:
Diluted earnings per share from continued operation	1.12	0.67	0.51
Diluted earnings (loss) per share from discontinued operation	0.03	(0.06)	(0.09)
Weighted average number of ordinary share outstanding
Basic	70,488,700	83,925,002	86,838,700
Diluted	70,488,700	85,775,002	88,688,700

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/ (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

								Total
								equity/(deficit)
								attributable
					Accumulated		Retained	to the
	Ordinary shares*			Additional	other		earnings/	shareholders	Non-	Total
	Number	Treasury		paid-in	comprehensive	Statutory	(accumulated	of the	controlling	equity/
	of shares*	stock	Amount	capital	income	reserves	deficit)	Company	interests	(deficit)
Balance as of January 1, 2020	70,488,700	—	—	221,791	—	29,101	(180,769)	70,123	86	70,209
Net income from continuing operations	—	—	—	—	—	—	78,799	78,799	101	78,900
Net income from discontinued operations	—	—	—	—	—	—	2,019	2,019	—	2,019
Other comprehensive income	—	—	—	—	144	—	—	144	—	144
Transfer to statutory reserve	—	—	—	—	—	12,490	(12,490)	—	—	—
Distribution to the Parent	—	—	—	—	—	—	(89,083)	(89,083)	—	(89,083)
Dividend declared	—	—	—	(157,663)	—	—	—	(157,663)	—	(157,663)
Balance as of December 31, 2020 and January 1, 2021	70,488,700	—	—	64,128	144	41,591	(201,524)	(95,661)	187	(95,474)
Net income from continuing operations	—	—	—	—	—	—	57,781	57,781	—	57,781
Net loss from discontinued operations	—	—	—	—	—	—	(5,088)	(5,088)	—	(5,088)
Other comprehensive income	—	—	—	—	318	—	—	318	—	318
Transfer to statutory reserve	—	—	—	—	—	7,469	(7,469)	—	—	—
Issuance of common stocks-cash	23,532,390	(7,182,390)	6	325,071	—	—	—	325,077	—	325,077
Distribution to the Parent	—	—	—	—	—	—	(18,424)	(18,424)	—	(18,424)
Shareholder interest on acquisition of subsidiary - discontinued operations		—	—	—	—	—	(32,989)	(32,989)	—	(32,989)
Non-controlling interests on acquisition of subsidiary - discontinued operations	—	—	—	—	—	—	—	—	(837)	(837)
Balance as of December 31, 2021 and January 1, 2022	94,021,090	(7,182,390)	6	389,199	462	49,060	(207,713)	231,014	(650)	230,364
Net income from continuing operations	-	-	-	-	-	-	45,016	45,016	1,081	46,097
Net loss from discontinued operations	-	-	-	-	-	-	(14,976)	(14,976)	-	(14,976)
Other comprehensive income	-	-	-	-	1,968	-	-	1,968	-	1,968
Transfer to statutory reserve	-	-	-	-	-	5,306	(5,306)	-	-	-
Issuance of common stocks- cash	108,209	(108,209)	-	(533)	-	-	-	(533)	-	(533)
Dividend declared	-	-	-	-	-	-	(8,564)	(8,564)	-	(8,564)
Disposition of discontinued operation	-	-	-	(30,977)	-	-	7,285	(23,692)	-	(23,692)
Balance as of December 31, 2022	94,129,299	(7,290,599)	6	357,689	2,430	54,366	(184,258)	230,233	431	230,664

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the Corporate Restructuring in January 2021. See accompanying notes to consolidated financial statements.

Reclassification- certain reclassifications have been made to the financial statements for the year ended December 31, 2021 to conform to the presentation for the year ended December 31, 2022, with no effect on previously reported net income (loss).

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net income	80,919	52,693	38,406
Net income (loss) from discontinued operation	2,019	(5,088)	(7,691)
Net income from continuing operation	78,900	57,781	46,097
Adjustments to reconcile net (loss) / income to net cash generated from operating activities:
Depreciation	11,329	13,650	12,068
Amortization	296	718	719
Bad debt provision	-	(14)	(9)
Deferred income taxes	(5,336)	(1,612)	4,405
Changes in operating assets and liabilities:
Accounts receivable	(27,994)	3,939	(58,892)
Advances to suppliers and other current assets	(27,310)	(66,075)	(127,647)
Accounts payable	125	(5,118)	10,671
Deferred revenue	(3,894)	121	(8)
Accrued expenses & other payables	(39,262)	(54,432)	19,356
Taxes payable	6,141	9,618	8,892
Advances from customers	(22,907)	20,249	(338)
Net Cash used in Operating Activities - Continuing Operations	(29,912)	(21,175)	(84,686)
Net Cash generated from Operating Activities - Discontinued Operations	134,735	109,545	85,275

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021	2022
Cash flows from investing activities
Purchase of property and equipment	(33,491)	(24,211)	(17,847)
Purchase of intangible assets	(1,635)	(1,662)	(794)
Disposal of property and equipment	-	-	39
Disposal of a subsidiaries, net of cash	-	-	44,689
Acquisition of a subsidiaries, net of cash	-	(41,984)	-
Net cash generated from/(used in) investing activities - Continuing Operations	(35,126)	(67,857)	26,087
Net cash generated from/(used in) investing activities - Discontinued Operations	16,089	(65,755)	107,586
Cash flows from financing activities:
Prepayment for the issuance of common stock	-	296,386	-
Dividend to shareholders	(42,300)	(166,688)	(6,432)
Treasury stock	-	-	(533)
Proceeds from amounts due from related parties, net	45,430	62,243	122,094
Repayment of amounts due to related parties, net	(151,000)	(45,810)	(150,071)
Proceeds from loan	139,421	286,042	101,775
Repayment of loans	-	(297,988)	(150,151)
Net cash generated from/(used in) financing activities - Continuing Operations	(8,449)	134,185	(83,318)
Net cash generated from/(used in) financing activities - Discontinued Operations	13,542	(10,614)	-
Effect of exchange rate changes on cash	144	318	1,968
Net increase in cash	91,023	78,647	52,912
Cash at beginning of year	117,333	136,953	114,197
Cash at end of year	208,356	215,600	167,109
Less: Cash and cash equivalents, from the discontinued operations, end of period	(71,403)	(101,403)	(61,851)
Cash and cash equivalents, from the continuing operations end of period	136,953	114,197	105,258
Supplemental disclosures of cash flow information
Income tax paid	14,034	15,042	20,017
Interests paid	5,747	9,545	9,546
Supplemental disclosures of non-cash investing and financing activities
Payable for declared dividends	157,663	-	6,432
Consideration payable for the acquisition of subsidiaries	-	104,606	-

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

On November 22, 2022, the Company was delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “FHSEY.”

As of December 31, 2022, the Company’s subsidiaries and consolidated VIEs are as follows.

			Equity interest
Name	Place of establishment	Date of establishment	attributable to the Group	Principal activities
Wholly owned subsidiaries
First High-School Education Group (BVI) Limited (“First High-School BVI”)	BVI	September 20, 2018	100%	Investment holding

First High-School Group Hong Kong Limited (“First High-School HK”)	Hong Kong	September 28, 2016	100%	Investment holding
Yunnan Century Long-Spring Education Technology Co., Ltd. (“Yunnan WFOE”)	The PRC	October 31, 2016	100%	Management consulting service
Yunnan Long-Spring Logistics Service Co., Ltd	The PRC	September 16, 2015	100%	Education and management service

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIE:
Long-Spring Education Holding Group Limited	The PRC	September 20, 2011	100%	Investment holding
Subsidiaries/schools held by the VIE:
Beijing Hualing International Human Resources Co., Ltd	The PRC	December 5, 2016	100%	Management service
Yunnan Zhongchuang Education Tutorial School	The PRC	August 28, 2012	100%	Tutorial services
Kunming Xishan Long-Spring Experimental Secondary School	The PRC	April 4, 2014	100%	Formal education services*
Kunming Chenggong Long-Spring Experimental Secondary School	The PRC	July 23, 2015	100%	Formal education services*
Yunnan Hengshui Experimental Secondary School— Xishan School	The PRC	July 1, 2016	100%	Formal education services*
Yiliang Long-Spring Experimental Secondary SchoolYunnan	The PRC	July 11, 2016	100%	Formal education services*
Yunnan Long-Spring Foreign Language Secondary School Dianchi Resort District School	The PRC	April 18, 2017	100%	Formal education services*

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIEs:
Qujing Hengshui Experimental Secondary School	The PRC	July 18, 2017	100%	Formal education services*
Yunnan Yuxi Hengshui Experimental High School	The PRC	August 3, 2017	100%	Formal education services*
Kunming Guandu Hengshizhong Education Tutorial School Co., Ltd.	The PRC	January 10, 2019	100%	Tutorial services
Xinping Long-Spring Advanced Secondary School Co., Ltd.	The PRC	July 5, 2019	100%	Formal education services*
Shanxi Long-Spring Enterprise Management Co., Ltd.	The PRC	June 20, 2019	56%	Investment holding
Datong Hengshi Gaokao Tutorial School	The PRC	June 20, 2019	56%	Tutorial services
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	The PRC	July 20, 2020	100%	Formal education services*
Guizhou Long-Spring Century Technology Co., Ltd.	The PRC	June 17, 2020	100%	Management consulting service
Guizhou Hengshizhong Technology Co., Ltd.	The PRC	July 1, 2020	56%	Management consulting service
Yunnan Lihua Education Technology Co., Ltd.	The PRC	May 11, 2020	56%	Investment holding
Zhenxiong Bainian Long-Spring Technology Co., Ltd.	The PRC	July 2, 2020	56%	Management consulting service
Zhenxiong Long-Spring Advanced Secondary School	The PRC	September 1, 2020	56%	Formal education services*
Qiubei Long-Spring Experimental Secondary School	The PRC	July 21, 2020	100%	Formal education services*
Wenshan Long-Spring Experimental Secondary School	The PRC	August 3, 2020	56%	Formal education services*
Mengla Long-Spring Experimental Secondary School	The PRC	September 4, 2020	100%	Formal education services*
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	The PRC	August 24, 2018	100%	Tutorial services
Beijing First High-Education Technology Co., Ltd.	The PRC	March 18, 2021	100%	Management consulting service
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	The PRC	June 10, 2021	70%	Investment holding
Shenyang Century Long-Spring Technology Co., Ltd.	The PRC	May 12, 2021	70%	Investment holding
Xiamen Hengshi Education Technology Co., Ltd.	The PRC	June 07, 2021	60%	Investment holding
Shenzhen Hengshi Education Technology Co., Ltd.	The PRC	May 27, 2021	60%	Investment holding
Chongqing Hengshi Education Technology Co., Ltd.	The PRC	February 26, 2021	100%	Investment holding
Mengzi Bainian Long-Spring Education Technology Co., Ltd.	The PRC	February 8, 2022	100%	Investment holding
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	The PRC	January 11, 2022	100%	Investment holding
Yunnan Hengshun Property Service Co., Ltd.	The PRC	October 18, 2018	100%	Management consulting service
Zunyi Hengshi Education Technology Co., Ltd.	The PRC	May 19, 2021	100%	Management consulting service
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	The PRC	December 24, 2020	100%	Management consulting service
Shaanxi Century Long-Spring Education Technology Co., Ltd.	The PRC	January 11, 2021	100%	Investment holding
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	The PRC	March 08, 2021	51%	Management consulting service
Guizhou New Vocational Education Technology Co., Ltd.	The PRC	September 17, 2022	100%	Management consulting service
New Vocational Education (Hebei) Education Technology Co., Ltd.	The PRC	September 9, 2022	100%	Management consulting service
New Vocational Education (Henan) Education Technology Co., Ltd.	The PRC	September 13, 2022	100%	Management consulting service
New Vocational Education (Chengdu) Cultural Development Co., Ltd.	The PRC	December 20, 2022	100%	Management consulting service
New Vocational Education (Shandong) Cultural Development Co., Ltd.	The PRC	November 1, 2022	100%	Management consulting service

*	Formal education services include middle, high and international school services. F-1

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

Principles of consolidation of VIEs

In order to comply with the PRC laws and regulations which prohibit foreign ownership of companies and institutions in compulsory educational services at middle school levels and restrict foreign investment in educational services businesses at the high school level, the Group operates its restricted business in the PRC through its VIEs, whose equity interest are held by the founders of the Group. The Group obtained the control over these VIEs by entering into a series of contractual agreements as detailed below:

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

There is no VIE in which the Group has a variable interest but is not the primary beneficiary.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2021	2022
Current assets
Cash	102,179	96,558
Accounts receivable, net of allowance for doubtful accounts	17,296	41,441
Amounts due from related parties	10,873	41,123
Prepaid expenses and other current assets	49,939	135,121
Total current assets	180,287	314,243
Property and equipment, net	56,967	67,405
Intangible assets, net	160	141
Goodwill	30,347	30,347
Deferred tax assets	8,498	6,290
Other non-current assets	54,489	47,177
Total assets	330,748	465,603
Current liabilities
Contract liabilities	131,840	135,703
Bank loan	43,219	33,572
Borrowings under financing arrangements	40,078	20,540
Accounts payable	8,555	10,615
Accrued expenses and other payables	24,354	48,211
Income tax payables	10,086	9,409
Amounts due to related parties	3,027	45,781
Total current liabilities	261,159	303,831
Borrowings under financing arrangements	44,178	24,987
Other payables	7,989	1,270
Deferred tax liabilities	1,315	4,285
Total liabilities	314,641	334,373

Notes:

(i):	Amounts due from related parties consisted of (a) amounts due from related parties as disclosed in Note 21.

(ii):	Amounts due to related parties consisted of (a) amounts due to related parties as disclosed in Note 21.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Years Ended December 31,
	2020	2021	2022
Net revenues	253,271	307,348	230,238
Net income	27,396	11,442	8,514

(c)	Use of estimates

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

As of December 31, 2021 and 2022, cash equivalents were RMB114,197 and RMB105,258.

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

A contract asset is the right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance).

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

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2020, 2021 and 2022.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2020, 2021 and 2022.

(m)	Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)	Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s students in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Accounting Standards Update (“ASU”) No. 2104-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”): (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

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

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as students simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded as contract liability and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to June. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

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

Education and management service fees

Revenue derived from 1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service, and 2) the meal catering services are outsourced to certain vendors and the Group charges management service fee to these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

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

Cost of revenues consists primarily of salaries to instructors and tutors, rental expenses for office and school space, depreciation and amortization of properties and equipment, teaching materials and other costs directly attributable to the provision of the service revenue.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(p)	Selling and marketing expenses

Selling and marketing expense mainly consists of advertising costs which are expensed as incurred. Advertising costs amounted to approximately RMB3,737, RMB2,986 and RMB1,299 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash denominated in RMB amounted to approximately RMB114,197 and RMB105,258 as of December 31, 2021 and 2022, respectively.

(v)	Concentration of credit risk

The Group’s credit risk arises from cash, other current assets and other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

3	CONTRACT BALANCES

(a)	Accounts receivable, net

Accounts receivable, net consisted of the following:

		As of December 31,
	Note	2021	2022
Accounts receivable derived from governments cooperative arrangements	(i)	26,862	73,106
Accounts receivable from other customers	(ii)	1,484	14,150
Accounts receivable		28,346	87,256
Less: allowance for doubtful accounts		—	(9)
Accounts receivable, net		28,346	87,247

Note (i):	Accounts receivable derived from government cooperative arrangements were recorded when the educational services have been provided to publicly-sponsored students and the receivables are due in accordance with the payment schedule in the relevant agreements with the governments.

Note (ii):	When rendering education and management services and other services, the Group generally bills its customers in the period when the Group’s right to consideration is unconditional and transfer control over services in accordance with the contract terms.

Nil and RMB9 allowance for doubtful accounts was provided to accounts receivable as of December 31, 2021 and 2022 respectively.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)	Contract liabilities

The balances of the Group’s contract liabilities are as following:

	As of December 31,
	2021	2022
Tuition fee	120,653	116,407
Accommodation fee	12,339	9,581
Deposit	32	1,389
Teaching and Miscellaneous Fees	3,112	1,060
Training fee	5,113	5,512
Service charge	663	7,625
Contract liabilities	141,912	141,574

The contract liabilities primarily relate to up-front payments from the Group’s customers for the formal educational services and training programs.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
Advances to third parties	55,913	58,552
Advances to employees	13,089	8,577
Receivables from selling subsidiaries	-	45,450
Prepaid rental fees	3,762	1,103
School deposits	13,276	21,038
Deposits for financing arrangements	3,250	6,700
Low-value consumables	1,625	1,730
Others	1,385	1,558
Prepaid expenses and other current assets	92,300	144,708

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
At cost:
Buildings	91,390	96,819
Leasehold improvement	40,802	38,194
Furniture and office equipment	16,452	17,945
Electronic equipment	27,932	25,458
Vehicles	2,205	3,937
Construction in progress	3,211	-
	181,992	182,353
Less: accumulated depreciation	(48,118)	(54,190)
Property and equipment, net	133,874	128,163

As of December 31, 2021 and 2022, certain furniture and office equipment and electronic equipment of the Group with net book value of RMB22,383 and RMB19,604, respectively, were pledged pursuant to borrowings under financial arrangement as disclosed in Note 9.

Depreciation of property and equipment were approximately RMB11,329, RMB13,650 and RMB12,068 for the years ended December 31, 2020, 2021 and 2022, respectively, and included in the following captions:

	Years Ended December 31,
	2020	2021	2022
Cost of revenues	7,936	9,600	8,072
General and administrative expenses	3,393	4,050	3,996
Total	11,329	13,650	12,068

6	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2021	2022
Systems software	7,079	7,873
Less: accumulated amortization	(1,159)	(1,878)
Intangible assets, net	5,920	5,995

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Amortization of intangible assets were approximately RMB296, RMB718 and RMB719 for the years ended December 31, 2020, 2021 and 2022, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31, 2021
2022	589
2023	589
2024	589
2025	589
2026	589
Thereafter	2,975
Total	5,920
Fiscal year ending December 31, 2022
2023	755
2024	754
2025	749
2026	747
2027	740
Thereafter	2,250
Total	5,995

7	BUSINESS COMBINATION AND GOODWILL

The movement of goodwill is set out as below:

	2021	2022
Balance as of January 1,	-	30,347
Addition during the year	30,347	-
Balance as of December 31,	30,347	30,347

The Group did not incur impairment loss on goodwill for the years ended December 31, 2020, 2021 and 2022.

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

Fair value of consideration	20,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,344
Property and equipment	581
Accounts receivable	39
Other assets	2,744
Accounts payable	(193)
Other liabilities	(17,504)
Total identifiable net liabilities at fair values	(12,989)
Total shareholder interest on acquisition of subsidiary	32,989

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

Fair value of consideration	24,500
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	1,172
Property and equipment	2
Accounts receivable	1,467
Other assets	19,978
Other liabilities	(28,466)
Total identifiable net liabilities at fair value	(5,847)
Goodwill	30,347

The Company has included the operating results of Yunnan Hengshun in its consolidated financial statements since the Acquisition Date. RMB14,582 in net sales and RMB6,666 in net gain of Yunnan Hengshun were included in the consolidated financial statements for the years ended December 31, 2021.

8	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
Loans to employees	2,867	-
Deposits for financing arrangements	6,700	6,700
School deposits	22,173	32,350
Rental deposits	22,901	8,127
Others	1,847	-
Other non-current assets	56,488	47,177

9	BORROWINGS UNDER FINANCING ARRANGEMENTS

The balances of the Group’s borrowings under financing arrangements are as following:

	As of December 31,
	2021	2022
Current portion	40,078	20,540
Non-current portion	44,178	24,987
	84,256	45,527

The Group entered into sale and leaseback contracts with certain third-party financial institutions during 2020 and 2021. The lease items were mainly multi-media computers, video conference equipment, computers and other teaching equipment. The Group considers the substance of these transactions to be debt financing in nature and no gain or loss is recognized upon the sale. Thus, the Group recorded the cash receipt from these transactions as liabilities and accrued the interest using the effective interest method.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The detailed terms of these sale and leaseback contracts are summarized below:

(i)	On August 14, 2020, the Group entered into sale and leaseback contracts with Haier Financial Leasing Co., Ltd. for a consideration of RMB60,000 repayable in thirteen instalments until August 31, 2023 with an effective interest rate of 7.4% per annum. The Group recorded the cash receipts of RMB57,800 as a liability and accrued the interest using the effective interest method. As of December 31, 2021 and 2022, the balance was RMB29,256 and RMB3,366 respectively.

The Group paid an aggregate amount of RMB1,700 as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31, 2021 and 2022 respectively.

(ii)

On November 1, 2021, the Group entered into sale and leaseback contracts with Chengtai Finance Leasing (Shanghai) Co., Ltd for an aggregated consideration of RMB55,000 repayable in twelve instalments until November 1, 2024 with an effective interest rate of 10.8% per annum. The Group recorded the cash receipt of RMB 51,750 as a liability and accrued the interest using the effective interest method. As of December 31, 2021 and 2022, the balance was RMB55,000 and RMB42,161 respectively.

The Group paid an aggregate amount of RMB5,000 as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31,2021 and 2022 respectively.

10	BANK LOAN

On April 16, 2021, the Company entered into a term loan credit limit RMB60,000 with Guangdong Development Bank until April 15, 2022 with an interest rate of 5.25% per annum. During fiscal year 2021, the borrowing amount was RMB89,534, and the amount of RMB47,139 has been repaid. During fiscal year 2022, the borrowing amount was RMB10,680, and amount of RMB53,075 has been repaid. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

On April 12, 2021, the Company entered into a short-term loan agreement credit limit RMB60,000 with China CITIC Bank until April 8, 2022 with an interest rate of 4.65% per annum. During fiscal year 2021, the borrowing amount was RMB64,228, and the amount of RMB63,403 has been repaid. During fiscal year 2022, the borrowing amount was RMB59,065, and the amount of RMB58,348 has been repaid, and a balance of RMB1,542 remains. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

On July 4, 2022, the Company entered into a short-term loan agreement credit limit RMB60,000 with Guangdong Development Bank until July 3, 2023 with an interest rate of 4.65% per annum. During fiscal year 2022, borrowing amount was RMB32,030, and the balance remains. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables, current and non-current, consisted of the following:

	As of December 31,
	2021	2022
Accrued payroll and welfare benefits	12,581	24,465
Government subsidies received on behalf of certain teachers and students	824	11,413
Other tax payables	612	165
Deposits received	75	212
Accrued service fees	48	147
Accrued utilities fees	37	71
Collection of teaching and auxiliary materials fee	12,464	15,879
Accrued expenses	7,868	1,532
Others	251	224
Accrued expenses and other payables	34,760	54,108
Including:
Current portion	26,771	52,463
Non-current portion	7,989	1,645

12	LEASES

Operating leases

The Group leases properties and other equipment that are classified as operating leases. The majority of the Group’s operating leases expire at various dates though 2036.

Future minimum operating lease payments as of December 31, 2022 and 2021 are summarized as follow:

December 31, 2021
2022	8,300
2023	8,300
2024	11,578
2025	11,677
2026	11,778
Thereafter	42,472
Total	94,105

December 31, 2022
2023	9,630
2024	4,350
2025	4,350
2026	4,350
2027	4,350
Thereafter	38,100
Total	65,130

Rental expenses were approximately RMB243, RMB2,148, and RMB5,243 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group did not sublease any of its operating leases for the years presented.

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

On March 11, 2021, the Company issued 7,500,000 American Depositary Shares (“ADS”), price per ADS of US$10.00 in an Initial Public Offering, representing 22,500,000 Class A Ordinary Shares, and received in consideration of USD 45,577, net of 2,500,000 ADS proceed sold directly to Longwater Topco B.V., underwriting commission and other related fees.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The Affected Entities are as follow: Kunming Xishan Long-Spring Experimental Secondary School Middle School Program, Kunming Chenggong Long-Spring Experimental Secondary School Middle School Program, Yiliang Long-Spring Experimental Secondary School Middle School Program, Yunnan Hengshui Experimental Secondary School—Xishan School Middle School Program, Qujing Hengshui Experimental Secondary School Middle School Program, Yunnan Long-Spring Foreign Language Secondary School Middle School Program, Xinping Hengshui Experimental Middle School, Zhenxiong Long-Spring Advanced Secondary School Middle School Program, and Shaanxi Hengshi Middle School.

On July 25, 2022, Shenyang Century Long-Spring Technology Co., Ltd. was deregistered.

On April 17, 2022, Long-Spring Education Holding Group Co., Ltd., entered into a Share Transfer Agreement (the “Agreement”) with Inner Mongolia Qingyi Consulting Service Co., Ltd., (the “Buyer”). Pursuant to the terms of the Agreement, the Buyer purchased 100% ownership of Beijing Hengyue Education Technology Co., Ltd. from Long-Spring Education Holding Group Co., Ltd., which value is primarily derived from Beijing Hengyue’s and wholly-owned subsidiary Ordos Hengshui Experimental High School for a total price of RMB 50,500 (the “Sale Transaction”). The Sale Transaction was closed on July 27, 2022. In accordance with ASC Topic 205, Presentation of Financial Statement Discontinued Operations (“ASC Topic 205”), the Company presented the operation results of Beijing Hengyue and its subsidiaries as a discontinued operation, as the Company believed that no continued cash flow would be generated by the discontinued component and that the Company would have no significant continuing involvement in the operations of the discontinued component. The total assets of Beijing Hengyue were RMB120,481 as of July 27, 2022 and the total liabilities of Beijing Hengyue were RMB68,657 as of July 27, 2022, resulting in a loss on disposal of RMB2,597.

On September 2, 2022, Long-Spring Education Holding Group Co., Ltd., entered into a Share Transfer Agreement (the “Agreement”) with Yunnan Long-Spring Education Technology Co., Ltd., (the “Buyer”). Pursuant to the terms of the Agreement, the Buyer purchased 82.44% ownership of Beijing Tomorrow Future Plus Education Technology Co., Ltd. from Long-Spring Education Holding Group Co., Ltd., for a total price of RMB 76,500 (the “Sale Transaction”). The Sale Transaction was closed on September 2, 2022. In accordance with ASC Topic 205, Presentation of Financial Statement Discontinued Operations (“ASC Topic 205”), the Company presented the operation results of Beijing Tomorrow Future Plus Education Technology Co., Ltd. as a discontinued operation, as the Company believed that no continued cash flow would be generated by the discontinued component and that the Company would have no significant continuing involvement in the operations of the discontinued component. The total assets of Beijing Tomorrow Future Plus Education Technology Co., Ltd. were RMB70,995 as of September 2, 2022 and the total liabilities of Beijing Tomorrow Future Plus Education Technology Co., Ltd. were RMB2,246 as of September 2, 2022, resulting in a gain on disposal of RMB7,696.

On July 25, 2022, Long-Spring Education Holding Group Co., Ltd., entered into a Share Transfer Agreement (the “Agreement”) with Shenzhen Xiaoling Human Resources Co., Ltd., (the “Buyer”). Pursuant to the terms of the Agreement, the Buyer purchased 100% ownership of Sichuang Century Changshui Technology Co., Ltd. from Long-Spring Education Holding Group Co., Ltd., for a total price of RMB 3,000 (the “Sale Transaction”). The Sale Transaction was closed on July 25, 2022. In accordance with ASC Topic 205, Presentation of Financial Statement Discontinued Operations (“ASC Topic 205”), the Company presented the operation results of Sichuang Century Changshui Technology Co., Ltd. as a discontinued operation, as the Company believed that no continued cash flow would be generated by the discontinued component and that the Company would have no significant continuing involvement in the operations of the discontinued component. The total assets of Sichuang Century Changshui Technology Co., Ltd. were RMB5,569 as of July 25, 2022 and the total liabilities of Sichuang Century Changshui Technology Co., Ltd. were RMB5,748 as of July 25, 2022, resulting in a gain on disposal of RMB2,186.

Loss from discontinued operations for fiscal years 2021 and 2022 was as follows:

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022
Assets
Current assets
Cash	101,403	61,851
Accounts receivable, net of allowance for doubtful accounts	14,851	-
Amounts due from related parties	12,464	-
Prepaid expenses and other current assets	6,046	3,964
Total current assets	134,764	65,815
Non-current assets
Property and equipment, net	20,467	10,184
Intangible assets, net	41,605	1
Goodwill	120,648	-
Deferred tax assets	14,809	825
Other non-current assets	451	-
Total non-current assets	197,980	11,010
Total assets	332,744	76,825

	As of December 31,
	2021	2022
Liabilities
Current liabilities
Contract liabilities	88,393	49,862
Accounts payable	17,584	12,898
Income tax payables	4,318	269
Deferred revenue	7,833	-
Amounts due to related parties respectively	1,850	-
Accrued expenses and other payables	98,311	41,612
Total current liabilities	218,289	104,641
Non-current liability
Deferred tax liabilities	13,510	-
Deferred revenue	10,393	-
Total liabilities	242,192	104,641

	Years Ended December 31,
	2020	2021	2022
Revenues	139,589	169,541	91,457
Cost of revenues	(122,879)	(152,656)	(95,335)
Gross profit/(loss)	16,710	16,885	(3,878)
Operating expenses and income
Selling and marketing expenses	(1,226)	(1,371)	(135)
General and administrative expenses	(16,991)	(39,504)	(11,899)
Government grants	4,908	4,468	1,000
Income (loss) from operations	3,401	(19,522)	(14,912)
Other income (expenses):
Interest income	31	-	-
Others, net	(43)	(20)	(64)
Income (loss) from discontinued operations before income tax	3,389	(19,542)	(14,976)
Income tax expenses	(1,370)	14,454	-
Income (loss) from discontinued operation before non-controlling interest	2,019	(5,088)	(14,976)
Gain on disposal of discontinued - operations	-	-	7,285
Less: Net loss attributable to non-controlling interests	-	-	-
Income (loss) from discontinued operations	2,019	(5,088)	(7,691)

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

15	REVENUES

Revenues consisted of the following:

	Years Ended December 31,
	2020	2021	2022
Formal education services
-Educational services	207,424	192,383	211,197
-Boarding	15,768	19,248	7,609
-Sale of educational materials	37,865	40,468	21,205
Subtotal	261,057	252,099	240,011
Tuition income from training programs	12,043	17,765	28,521
Education and management service fees	1,849	15,104	30,868
Others	5,238	1,399	995
	280,187	286,367	300,395
Revenue from governments cooperative agreements	26,058	50,947	42,111
	306,245	337,314	342,506

16	INCOME TAX

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, First High-School HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong during the years ended December 31, 2020, 2021 and 2022. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the Group’s PRC subsidiaries and affiliated schools are subject to the statutory income tax rate at 25% unless otherwise specified.

In accordance with the prevailing tax regulations, Yunnan WFOE and Yunnan Zhongchuang Education Tutorial School were qualified to enjoy 15% preferential income tax rate under “Development Plan for Western China” from 2017 to 2020 which is further extended by another 10 years to 2030 if they continue to satisfy all the requirements pursuant to the relevant tax regulations in each of those years.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The applicable income tax rate of the Group’s affiliated schools for the years ended December 31, 2020, 2021 and 2022 are summarized as below:

School name	Note	Applicable income tax rate
Yunnan Hengshui Chenggong Experimental Secondary School	(i)	Income tax exemption
Yunnan Hengshui Experimental Secondary School—Xishan School	(i)	Income tax exemption
Yunnan Hengshui Yiliang Experimental Secondary School	(i)	Income tax exemption
Kunming Xishan Long-Spring Experimental Secondary School	(i)	Income tax exemption
Kunming Chenggong Long-Spring Experimental Secondary School	(i)	Income tax exemption
Yiliang Long-Spring Experimental Secondary School	(i)	Income tax exemption
Qujing Hengshui Experimental Secondary School	(i)(iv)	Income tax exemption
Yunnan Yuxi Hengshui Experimental High School	(i)	Income tax exemption
Wenshan Long-Spring Experimental Secondary School	(i)	Income tax exemption
Yunnan Yuxi Hengshui Experimental High School	(i)	Income tax exemption
Mengla Long-Spring Experimental Secondary School	(i)	Income tax exemption
Qiubei Long-Spring Experimental Secondary School	(i)	Income tax exemption
Resorts District Hengshui Experimental Secondary School	(ii)	Income tax exemption on certain income
Yunnan Long-Spring Foreign Language Secondary School	(ii)	Income tax exemption on certain income
Xinping Hengshui Experimental High School Co., Ltd.	(iii)(iv)	Preferential tax rate of small and micro enterprise
Guizhou Mingde Tutorial School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Zhenxiong High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Wenshan Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Xishuangbanna Hengshui Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshui Qiubei Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Mengla Hengshui Experimental High School	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Long-Spring Logistics Service Co., Ltd.	(iii)	25%
Long-Spring Education Holding Group Limited	(iii)	25%
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Chongqing Hengshi Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Hengshun Property Service Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Kunming Wuhua District Zhuorei Culture Training School Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Wenshan Century Times Giant Training School Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Shenzhen Hengshi Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Xiamen Hengshi Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Shanxi Long-Spring Enterprise Management Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Mengzi Bainian Long-Spring Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	(iii)	Preferential tax rate of small and micro enterprise
Beijing New Vocational Education Cultural Development Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

School name	Note	Applicable income tax rate
New Vocational Education (Yunnan) Cultural Development Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Beijing First High-Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Zunyi Hengshi Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Guizhou Long-Spring Century Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Guizhou Hengshizhong Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Yunnan Lihua Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Zhenxiong Bainian Long-Spring Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	(iii)	25%
Shaanxi Century Long-Spring Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Zhenxiong Long-Spring Advanced Secondary School	(iii)	25%
Beijing Hualing International Human Resources Co., Ltd.	(iii)	Preferential tax rate of small and micro enterprise
Datong Hengshi Gaokao Tutorial School	(iii)	Preferential tax rate of small and micro enterprise
Xinping Long-Spring Advanced Secondary School Co., Ltd.	(iii)	25%
Yunnan Century Long-Spring Technology Co., Ltd.	(iii)	15%
Yunnan Zhongchuang Education Tutorial School	(iii)	15%

Notes:

(i)	As confirmed by the local tax authorities, these school are exempt from income taxes for the years ended December 31, 2020, 2021 and 2022, respectively.
(ii)	Resorts District Hengshui Experimental Secondary School and Yunnan Long-Spring Foreign Language Secondary School are entitled to a five-year enterprise income tax exemptions for certain revenue that meets relevant legal requirements from January 1, 2018 through December 31, 2022 and from January 1, 2019 through December 31, 2023 respectively, as determined by the local government authorities as non-profit organizations.
(iii)	As these schools have not received confirmations from the local tax authorities on income tax exemption, they are subject to the statutory income tax rate of 25% for the years ended December 31, 2020, 2021 and 2022, respectively. High tech enterprises are subject to corporate income tax at a reduced rate of 15%. For the year ended December 31, 2022, the newly established schools are qualified as small and micro enterprises, the preferential tax rates of 5% or 10% are applied.
(iv)

Under 2016 Revised Private Education Law, Qujing Hengshui Experimental Secondary School have registered as non-profit schools in 2019 and are qualified for similar tax benefits as public schools, which entitle them to income tax exemptions.

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

Income taxes

The income before income taxes and the provision for PRC income taxes for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years Ended December 31,
	2020	2021	2022
Income before income taxes	92,934	72,823	66,114
Current income tax expense	19,366	27,261	24,424
Deferred tax benefits	(5,332)	(12,219)	(4,407)
Total income taxes expenses	14,034	15,042	20,017

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Years Ended December 31,
	2020	2021	2022
Income before income taxes	92,934	72,823	66,114
Income tax computed at PRC statutory tax rate	23,234	18,206	16,529
Effect of non-taxable income	(3,516)	(3,369)	(2,917)
Effect of non-deductible expenses	2,085	2,983	3,521
Effect of preferential tax rate	(10,690)	(11,571)	(7,041)
Deferred tax assets losses not recognized	3,408	8,470	9,516
Others	(487)	323	409
Total	14,034	15,042	20,017

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
Deferred tax assets:
Allowance for doubtful accounts	408	408
Deductible donation expenses carried forwards	2,646	2,901
Accrued expenses	4,126	2,692
Registration fees	3,537	3,537
Property and equipment	137	137
Net operating loss carry forwards	4,692	4,818
Total gross deferred tax assets	15,546	14,493
Valuation allowance on deferred tax assets	(802)	(1,184)
Deferred tax assets, net of valuation allowance	14,744	13,309
Deferred tax liabilities:
Property and equipment	(969)	(969)
Government grants	(1,216)	(4,186)
Total deferred tax liabilities	(2,185)	(5,155)
Net deferred tax	12,559	8,154
Analysis as:
Deferred tax assets	14,744	13,309
Deferred tax liabilities	(2,185)	(5,155)
Net deferred tax assets	12,559	8,154

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17	DISTRIBUTION OF PROFIT

(a)	Distribution of profits

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

On January, 2021, the Parent entered into several agreements with the Group, pursuant to which the Group agreed to make distribution to the Parent of RMB18,424, to offset historical aggregated amounts due from the Parent. The distribution was made not in cash, but as offsets in January 2021 and was accounted for a distribution to the Parent within equity.

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

The general reserve requires annual appropriation 10% of after-tax profits as determined under PRC GAAP at each year-end until the balance reaches 50% of the PRC Company’s registered capital. The other reserve is set aside at the company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of December 31, 2021 and 2022 were RMB5,095 and RMB5,491 respectively.

Each of the schools is required to appropriate 25%, if any, of its after-tax profits as determined under PRC GAAP to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the 2004 Implementing Rules, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of December 31, 2021 and 2022 were RMB43,965 and RMB48,875, respectively.

(d)	Declared dividends

Pursuant to a board meeting dated December 25, 2020, the Company declared a dividend of US$24,163 (approximately RMB157,663) to the shareholders of the Company upon the consummation of the Corporate Restructuring described in Note 22. Such dividend was paid in full in March 2021.

Pursuant to a board meeting dated September 30, 2022, the Company declared a dividend of US$1,240 (approximately RMB8,564) to the shareholders in Note 22. As December 31, 2022, RMB6,432 has been paid. The remaining dividend will be paid in October 2023.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

18	EARNINGS PER ORDINARY SHARE

	Years Ended December 31,
	2020		2021		2022
Numerator
Net income from continuing operations attributable to First High-school Education Group Co., Ltd.		78,799		57,781		45,016
Net income (loss) from discontinued operations attributable to First High-school Education Group Co., Ltd.		2,019		(5,088)		(7,691)
Denominator
Weighted average number of ordinary shares – basic and diluted
Basic		70,488,700		83,925,002		86,838,700
Diluted		70,488,700		85,775,002		88,688,700
Basic earnings per share from continued operation	RMB	1.12	RMB	0.69	RMB	0.52
Basic earnings (loss) per share from discontinued operation	RMB	0.03	RMB	(0.06)	RMB	(0.09)
Diluted earnings per share from continued operation	RMB	1.12	RMB	0.67	RMB	0.51
Diluted earnings (loss) per share from discontinued operation	RMB	0.03	RMB	(0.06)	RMB	(0.09)

19	SEGMENT INFORMATION

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

During the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s operations and long-lived assets were in the PRC.

20	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding as of December 31, 2021 and 2022 not provided for in the consolidated financial statements were as follows:

	As of December 31,
	2021	2022
Contracted for payable of student related uniform, luggage, and teaching materials	21,044	26,707

(b)	Lease commitments

The Group’s lease commitments are disclosed in Note 12.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

21	RELATED PARTY TRANSACTIONS

As of December 31, 2022, the amounts due to the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Yunnan Long-Spring Education Technology Co., Ltd.	1,432	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Yunnan Preparatory School for Studying Abroad	2,000	Cooperative education projects	Other payables, interest free and payment on demand.
Campus Reserve Fund	3,019	Management	Other payables, interest free and payment on demand.
Beijing Long-Spring International Education Technology Research Institute	900	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Beijing Tomorrow Future Plus Education Technology Co., Ltd.	6	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Lihua Family Education Technology (Beijing) Co., Ltd.	7,446	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Chengdu First Carbon New Technology Co., Ltd.	3	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Yunnan Three Three One Education Technology Co., Ltd.	36,869	Controlled by the same shareholder	Other payables, interest free and payment on demand.
	51,675

As of December 31, 2022, the amounts due from the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Beijing Long-Spring Education Technology Group Co., Ltd.	29,969	Entity controlled by Mr. Zhang*	Loan receivables*, interest free and payment on demand.
Lihua Family Education Technology (Beijing) Co., Ltd.	3,333	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Chengdu First Carbon New Technology Co., Ltd.	5,192	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Yunnan Three Three One Education Technology Co., Ltd.	339	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan Hengshi Education and Training School	139	Cooperative education projects	Loan receivables*, interest free and payment on demand.
Yunnan Long-Spring Education Technology Co., Ltd.	3,173	Controlled by the same shareholder Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Yunnan Huayiweiming Technology Co., Ltd.	15,503	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Beijing Long-Spring International Education Technology Research Institute	25	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Beijing Tomorrow Future Plus Education Technology Co., Ltd.	1	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Kunming Xinxiaoling Human Resources Co., Ltd.	277	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Mengzi Long-Spring Experimental Secondary School	331	Cooperative education projects	Loan receivables*, interest free and payment on demand.
Shaanxi Long-Spring Enterprise Management Consulting Partnership (Limited Partnership)	10	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Campus Reserve Fund	12,123	Management	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan Long-Spring Jincheng Education Consulting Co., Ltd.	1,976	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zhang, Shaodong	1,059	Mr. Zhang’s immediate family member	Loan receivables*, interest free and payment on demand.
	73,450

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2021, the amounts due to the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Yunnan Three Three One Education Technology Co., Ltd.	14,885	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.

Zhang, Shaodong	1,374	Mr. Zhang’s immediate family member	Other payables, interest free and payment on demand.
Campus Reserve Fund	1,487	Management	Other payables, interest free and
Chengdu Longquanyi District Hengshi Education Training School Co., Ltd.	163	Controlled by the same shareholder	Other payables, interest free and payment on demand.
	17,909

As of December 31, 2021, the amounts due from the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Beijing Long-Spring Education Technology Group Co., Ltd.	11,062	Entity controlled by Mr. Zhang*	payment on demand. Loan receivables*, interest free and
Yunnan Shaowei Education Information Consulting Co., Ltd.	260	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan District Long-Spring Jincheng Education Consulting Co., Ltd.	160	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Campus Reserve Fund	225	Management	payment on demand. Loan receivables*, interest free and
	11,707

22	DIVIDEND PAYABLES

According to the resolutions of the board of director of First High-School HK on November 27, 2018, the dividends declared to the then shareholder were RMB80,614. Dividends of RMB27,880 and RMB42,300 was paid in November 2018, and December 2020 respectively. A remaining balance of RMB10,434, was paid in March 18, 2021. Pursuant to a board meeting dated December 25, 2020, the Company declared a dividend of US$24,163 (approximately RMB156,254) to the shareholders of the Company upon the consummation of the Corporate Restructuring. Such dividend was paid in full on March 18, 2021. The sum of the two dividends paid on March 18, 2021 totaled RMB166,688.

Pursuant to a board meeting dated September 30, 2022, the Company declared a dividend of US$1,240 (approximately RMB8,564) to the shareholders. As December 31, 2022, RMB6,432 has been paid. The remaining dividend will be paid in October 2023.

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

As of December 31, 2022, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB118,970.

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

As of December 31, 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	As of December 31,
	2021	2022
Assets
Current assets:
Cash	10,812	7,842
Amounts due from related parties	-	74,505
Prepaid expenses and other current assets	7,767	-
Total assets	18,579	82,347
Non-current assets
Investments in subsidiaries and VIEs	222,869	148,931
Total non-current assets and total assets	241,448	231,278

Liabilities and Shareholders’ Equity
Current liabilities
Amounts due to a related party	10,434	-
Accrued expenses and other current liabilities	-	1,045

Total current liabilities and total liabilities	10,434	1,045
Shareholders’ equity
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2021, and 86,838,700 shares issued and outstanding as of December 31, 2022, respectively)	6	6
Additional paid-in capital	389,199	349,125
Statutory reserves	49,060	54,366
Accumulated other comprehensive loss	462	2,430
Accumulated deficits	(207,713)	(175,694)

Total shareholders’ equity	231,014	230,233
Total liabilities and shareholders’ equity	241,448	231,278

Condensed Statements of Comprehensive Income

	Years Ended December 31,
	2020	2021	2022
Share of income from subsidiaries and VIEs	80,818	52,693	38,406
Net income before income taxes	80,818	52,693	38,406
Income tax expense	—	—	—
Net income of the Company	80,818	52,693	38,406
Other comprehensive (expense)/income	(8,019)	3,635	6,127
Comprehensive income	72,799	56,328	44,533