Form 20-F
period 2023-12-31
First High-School Education Group Co., Ltd.
filed 2024-05-13
CIK 1786182

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Class A ordinary shares, par value US$0.00001 each	54,577,170 were outstanding as of March 31, 2024
Class B ordinary shares, par value US$0.00001 each	32,261,530 were outstanding as of March 31, 2024

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

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“Affected Entities” refers to the middle schools that are affected by the Implementation Rules, and entities holding such middle school institutions or middle school programs, which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“affiliated entities” refers to the entities that First High-School Education Group Co., Ltd. controls and consolidates through contractual arrangements, as the context requires, including, collectively, Long-Spring Education Holding Group Limited, or Long-Spring Education, its subsidiaries and the schools operated by them;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

●	“Double First Class University Plan” refers to a tertiary education development initiative designed by the PRC government in 2015, which aims to comprehensively develop elite Chinese universities into world-class institutions by the end of 2050 through developing and strengthening their individual faculty departments;

●	“first-tier universities” refers to the first batch of universities that enroll students after Gaokao. First-tier universities generally have stronger comprehensive strengths, such as school facilities, academic resources and research capabilities, among other things, and frequently gain special support from the PRC central and local governments. To be admitted into a first-tier university, interested high school graduates must achieve certain high scores set by the relevant PRC provincial education authorities and select such university in their general university applications;

●	“Gaokao” refers to the university entrance examinations administered in China;

●	“Gaokao repeaters” refers to the high school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, and elect to repeat the last year of high school and retake Gaokao in the following year;

●	“high school(s)” refers to, for the purpose of this annual report, high school institutions or high school programs provided in the VIE’s schools;

●	“Implementation Rules” refers to the Implementation Rules for Private Education Laws, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“middle school(s)” refer to, for the purpose of this annual report, middle school institutions or middle school programs provided in the VIE’s schools that also provide high school programs;

●	“ordinary shares” refers to our ordinary shares, par value US$0.00001 per share and our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“tutorial school(s)” refers to, for the purpose of this annual report, tutorial school programs for Gaokao repeaters, unless otherwise specified;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIE” refers to Long-Spring Education Holding Group Limited, the variable interest entity, whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIE is a domestic PRC company in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

●	“VIE’s schools” refers to Kunming Xishan Long-Spring Experimental Secondary School (formerly known as Resort District Hengshui Experimental Secondary School), Kunming Chenggong Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Chenggong Experimental Secondary School), Yiliang Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Yiliang Experimental Secondary School), Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental Secondary School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School (formerly known as Xinping Hengshui Experimental High School), Xishuangbanna Long-Spring Experimental Secondary School (formerly known as Xishuangbanna Hengshui Experimental High School), Qiubei Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Qiubei Experimental High School), Wenshan Long-Spring Experimental Secondary School (formerly known as Yunnan Hengshui Wenshan Experimental High School), Zhenxiong Long-Spring Advanced Secondary School (formerly known as Yunnan Hengshui Zhenxiong High School), Mengla Long-Spring Experimental Secondary School (formerly known as Mengla Hengshui Experimental High School), Hengshizhong Education Tutorial School, Shaanxi Hengshi Tutorial School, and Yangling Hengshui Experimental Secondary School, unless otherwise specified, before the deconsolidation of the Affected Entities, and Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Yunnan Hengshui Experimental Secondary School—Xishan School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental Secondary School, Yunnan Long-Spring Foreign Language Secondary School, Xinping Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Mengla Long-Spring Experimental Secondary School, Hengshizhong Education Tutorial School, Shaanxi Hengshi Tutorial School and Yangling Hengshui Experimental Secondary School, unless otherwise specified, after the deconsolidation of the Affected Entities, as the context requires;

●	“Western China” refers to Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality;

●	“we,” “us,” “our” or “our company” refers to (1) First High-School Education Group Co., Ltd. and its subsidiaries, and (2) in the context of describing our operations and consolidated financial information, the affiliated entities. The affiliated entities include, among others, Long-Spring Education, its subsidiaries and its schools. References to the affiliated entities may include their subsidiaries, depending on the context as appropriate. The affiliated entities are PRC companies conducting operations in the Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. First High-School Education Group Co., Ltd. is a holding company with no operations of its own. We do not have any equity ownership in the affiliated entities; and

●	“Zhongkao” refers to the high school entrance examinations administered in China.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our Holding Company Structure and Contractual Arrangements with the VIE

First High-School Education Group Co., Ltd., our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling Long-Spring Education, the VIE which controls and holds our schools, collectively as the affiliated entities, through certain contractual arrangements. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the affiliated entities. We and the VIE conduct our and the VIE’s business operations through both (1) our subsidiaries and (2) the affiliated entities based on certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have to control over the affiliated entities through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Yunnan Century Long-Spring Technology Co., Ltd. (“Yunnan WFOE”) and the contractual agreements with the affiliated entities, we are regarded as the primary beneficiary of the affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Neither First High-School Education Group Co., Ltd. nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIE. The contractual arrangements are not equivalent to an equity ownership in the business of the VIE and its subsidiaries in China. Because of our corporate structure, we and the VIE are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We and the VIE are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the affiliated entities. We and the VIE may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we and the VIE fail to comply with their rules and regulations.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and the affiliated entities, as of the date of this annual report:

*	Shareholders of First High-School Education Group Co., Ltd. include Visionsky Group Limited, Long-Spring Education Management Limited, Long-Spring Education International Limited, Minglin Wu, Brightenwit Group Limited, others and public shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for more details.

(1)	Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)	The 10 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental Secondary School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School. Long-Spring Education Holding Group Limited is the sole sponsor for each of the ten schools in Yunnan province.

(3)	We have registered Xinping Long-Spring Advanced Secondary School as Xinping Long-Spring Advanced Secondary School Co., Ltd., Xishuangbanna Long-Spring Experimental Secondary School as Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd., and Yangling Hengshui Experimental Secondary School as Yangling Hengshi Secondary School Co., Ltd., all of which were registered as for-profit private schools.

(4)	As the private school operation permit for Hengshizhong Education Tutorial School has been cancelled, we diverted its Gaokao repeater program and extra-curricular services related programs to Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd. We have registered Shaanxi Hengshi Tutorial School as Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.

(5)	Long-Spring Education Holding Group Limited is the sole sponsor for Wenshan Long-Spring Experimental Secondary School.

v

We primarily operate in China through the affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education. Our contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law. The following is a summary of the material provisions of these contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education executed in December 2018.

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in the affiliated entities at the lowest price applicable under PRC laws and regulations.

School Sponsor’s and Directors’ Rights Entrustment Agreement. Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school.

Shareholders’ Rights Entrustment Agreement. Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of the affiliated entities.

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

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement. Yunnan WFOE provides exclusive technical and management consultancy services to the affiliated entities. Each of the affiliated entities pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation.

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

Spousal Undertaking. Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to the affiliated entities. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE.

Loan Agreement. Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE.

For a more detailed summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliate entities. If we had direct ownership of Long-Spring Education, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long-Spring Education, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the affiliated entities and their shareholders or sponsors of their obligations under the contracts to exercise control over the affiliated entities. The shareholders or sponsors of the affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with Long-Spring Education. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we and the VIE may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of the affiliated entities or our right to receive substantially all the economic benefits and residual returns from the affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the affiliated entities. Furthermore, we are a holding company incorporated in the Cayman Islands. Interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Long-Spring Education and its shareholders for our business operations in China, which may not be as effective as direct ownership in providing control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our and the VIE’s business.”

Our corporate structure has been subject to unique risks associated with the VIE structure. The contractual arrangements with the VIE have not been tested in court. If the PRC government deems that our contractual arrangements with the VIE did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the VIE and, consequently, may affect the historical financial performance of the VIE and our Company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we and the VIE could be subject to severe penalties, and our and the VIE’s business may be materially and adversely affected.”

We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges or traded in foreign over the counter trading markets, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIE’s business, as we and the VIE routinely collect and store data during the business conduct.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies and institutions providing education services at the various school levels. In addition, the PRC government regulates the provision of education services through strict licensing requirements. In order to comply with PRC regulatory requirements, we and the VIE conduct our and the VIE’s business operations in China through both (1) our subsidiaries and (2) the affiliated entities based on certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by MOFCOM and the NDRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we and the VIE could be subject to severe penalties, and our and the VIE’s business may be materially and adversely affected.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” As of the date of this annual report, laws and regulations in Hong Kong and Macau, including regulatory actions related to data security or antimonopoly concerns in Hong Kong and Macau, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange.

Financial Information Related to the VIE

The following tables present the condensed consolidating schedules for First High-School Education Group Co., Ltd. (the “Parent”), Yunnan WFOE and its subsidiaries, the VIE and its subsidiaries, and our other subsidiaries (i.e., our subsidiaries in the BVI and Hong Kong) for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	For the year ended December 31, 2023
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	63,910	202,340	—	266,250
Cost of revenues	—	—	(31,390)	(162,954)	(647)	(194,991)
Gross profit	—	—	32,520	39,386	(647)	71,259
Selling and marketing expenses	—	—	(1,343)	(1,713)	—	(3,056)
General and administrative expenses	(3,757)	—	(22,551)	(29,075)	(2,598)	(57,981)
Government grants	—	—	37	370	—	406
Allowance for credit losses	(7,083)	—	21	(44,974)	—	(52,035)
Income from operations	(10,840)	—	8,684	(36,005)	(3,254)	(41,407)

Other income/(expenses):
Interest income	—	—	556	895	—	1,454
Interest expense	(20)	—	(230)	(8,701)	2,579	(6,373)
Others, net	—	—	396	1,101	(597)	900
Investment return	—	—	125	—	(125)	-
Income before income taxes	(10,860)	—	9,530	(42,711)	1,388	(45,426)
Gain on disposal	—	—	—	2,731	(2,731)	—
Income tax expenses	—	—	(2,458)	3,325	—	867
Net income/(loss) from continuing operations	(10,860)	—	7,702	(37,015)	(3,759)	(44,559)
Loss from discontinued operations, net of tax	—	—	—	(26,084)	—	(26,084)
Net income/(loss)	(10,860)	—	7,072	(63,099)	(3,759)	(70,643)

	For the year ended December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	112,268	230,238	—	342,506
Cost of revenues	—	—	(45,244)	(168,378)	—	(213,622)
Gross profit	—	—	67,024	61,860	—	128,884
Operating expenses and income:
Selling and marketing expenses	—	—	(862)	(2,239)	—	(3,101)
General and administrative expenses	(6,645)	—	(10,503)	(36,709)	(728)	(54,586)
Government grants	—	—	56	1,980	—	2,036
Allowance for credit losses	—	—	(9)	—	—	(9)
Income from operations	(6,645)	—	55,706	24,891	(728)	73,224

Other income/(expenses):
Interest income	8	—	77	1,343	(5)	1,422
Interest expense	2	—	(68)	(9,487)	7	(9,546)
Foreign currency exchange (loss)/gain, net	—	—	(55)	—	—	(55)
Others, net	—	—	611	467	(9)	1,069
Investment return	10,000	—	—	—	(10,000)	—
Income before income taxes	3,364	—	56,270	17,215	(10,735)	66,114
Gain on disposal	—	—	—	1,782	(1,782)	—
Income tax expenses	(1,000)	—	(8,534)	(10,483)	—	(20,017)
Net income from continuing operations	2,364	—	47,735	8,514	(12,516)	46,097
Income/(loss) from discontinued operations, net of tax	—	—	—	(9,472)	1,781	(7,691)
Net income	2,364	—	47,735	(958)	(10,735)	38,406

	For the year ended December 31, 2021
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	127,248	307,343	(97,282)	337,310
Cost of revenues	—	—	(66,957)	(237,954)	98,457	(206,454)
Gross profit	—	—	60,291	69,390	1,176	130,856
Operating expenses and income:
Selling and marketing expenses	—	—	(2,314)	(4,068)	—	(6,383)
General and administrative expenses	(1,257)	—	(15,762)	(37,613)	7,730	(46,901)
Government grants	—	—	(315)	900	—	584
Allowance for credit losses	—	—	—	(14)	—	(14)
Income from operations	(1,257)	—	41,899	28,594	8,906	78,142

Other income/(expenses):
Interest income	15	—	161	621	332	1,128
Interest expense	(1,478)	—	(509)	(10,597)	3,039	(9,545)
Foreign currency exchange (loss)/gain, net	—	—	—	—	(922)	(922)
Others, net	1,805	—	810	1,027	—	3,641
Income before income taxes	(915)	—	42,360	19,644	11,355	72,444
Income tax expenses	—	—	(6,461)	(8,463)	—	(14,924)
Net income from continuing operations	(915)	—	35,899	11,182	11,355	57,520
Income/(loss) from discontinued operations, net of tax	—	—	—	(4,827)	—	(4,827)
Net income	(915)	—	35,899	6,354	11,355	52,693

x

Condensed consolidating balance sheets information

	As of December 31, 2023
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash	4,630	—	49,269	135,344	—	189,243
Accounts receivable, net of allowance for credit losses	—	—	43,030	76,114	(36,942)	82,202
Amounts due from related parties	63,327	—	—	168,450	(15,869)	215,908
Prepaid expenses and other current assets	—	—	334,812	240,367	(333,777)	241,403
Assets related to discontinued operation	—	—	—	42,746	—	42,746
Total current assets	67,957	—	427,112	663,021	(386,588)	771,502
Non-current assets
Long-term equity investment	—	6,878	100	—	(6,978)	—
Property and equipment, net	—	—	61,058	58,750	—	119,808
Intangible assets, net	—	—	6,296	951	—	7,247
Goodwill	—	—	—	30,347	—	30,347
Deferred tax assets	—	—	7,216	13,078	—	20,294
Other non-current assets	—	—	—	33,350	—	33,350
Assets related to discontinued operation	—	—	—	9,075	—	9,075
Total non-current assets	—	6,878	74,670	145,551	(6,978)	220,122
Total assets	67,957	6,878	501,781	808,572	(393,566)	991,624

Liabilities and Equity
Current liabilities
Contract liabilities	—	—	30,238	134,125	(23,861)	140,501
Borrowings under financing arrangements	—	—	—	—	—	—
Bank loan	—	—	—	87,970	—	87,970
Accounts payable	—	—	45,048	17,615	(41,155)	21,508
Accrued expenses and other payables	—	—	351,401	208,007	(384,810)	263,078
Income tax payables	—	—	10,804	17,714	1,160	29,678
Amounts due to related parties	—	—	—	189,768	63,886	165,173
Dividend payables	(8,302)	—	—	—	—	2,132
Liability related to discontinued operation	—	—	—	119,930	—	119,930
Total current liabilities	(8,302)	—	437,492	775,129	(374,347)	829,970
Non-current liabilities
Deferred tax liabilities	—	—	908	5,300	—	6,207
Liability related to discontinued operation	—	—	—	—	—	—
Total non-current liabilities	—	—	908	5,300	—	6,207
Total liabilities	(8,302)	—	438,399	780,429	(374,348)	836,177

	As of December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash	7,842	—	858	96,552	6	105,258
Accounts receivable, net of allowance for doubtful accounts	—	—	55,379	41,441	(9,573)	87,247
Amounts due from related parties	67,248	—	—	41,123	(34,921)	73,450
Prepaid expenses and other current assets	7,257	—	256,410	131,073	(250,033)	144,708
Assets related to discontinued operation	—	—	—	69,868	(4,053)	65,815
Total current assets	82,347	—	312,648	380,057	(298,574)	476,478
Non-current assets
Property and equipment, net	—	—	60,758	67,206	199	128,163
Intangible assets, net	—	—	5,854	7	134	5,995
Goodwill	—	—	—	30,347	—	30,347
Deferred tax assets	—	—	7,019	5,745	545	13,309
Other non-current assets	—	6,878	100	47,177	(6,978)	47,177
Assets related to discontinued operation	—	—	(878)	11,888	—	11,010
Total non-current assets	—	6,878	72,853	162,370	(6,100)	236,001
Total assets	82,347	6,878	385,501	542,427	(304,673)	712,479

Liabilities and Equity
Current liabilities
Contract liabilities	—	—	33,694	135,703	(27,823)	141,574
Borrowings under financing arrangements	—	—	(13,032)	20,540	—	20,540
Bank loan	—	—	13,032	33,572	—	33,572
Accounts payable	—	—	38,753	10,615	(35,559)	13,809
Accrued expenses and other payables	—	—	247,344	42,183	(237,064)	52,463
Income tax payables	—	—	14,428	9,251	5,943	29,622
Amounts due to related parties	1,045	—	—	45,781	4,849	51,675
Dividend payables	(8,302)	—	—	—	10,434	2,132
Liability related to discontinued operation	—	—	(6,187)	110,828	—	104,641
Total current liabilities	(7,258)	—	328,032	408,473	(279,219)	450,028
Non-current liabilities
Borrowings under financing arrangements	—	—	—	24,987	—	24,987
Other payables	—	—	—	1,270	375	1,645
Deferred tax liabilities	—	—	870	4,285	—	5,155
Liability related to discontinued operation	—	—	—	—	—	—
Total non-current liabilities	—	—	870	30,542	375	31,787
Total liabilities	(7,258)	—	328,902	439,015	(278,844)	481,815

Condensed consolidating cash flows information

	For the year ended December 31, 2023
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(6,028)	—	75,457	64,007	(1,670)	131,766
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	17,604	1,377	18,981
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(4,469)	(1,765)	—	(6,234)
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	—	—	—
Net cash generated from/(used in) financing activities —Continuing Operations	(20)	—	(20,103)	(28,462)	—	(48,585)
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	248	(12,298)	—	(12,050)
Effect of exchange rate changes on cash	2,835	—	(2,430)	—	—	405
Net increase in cash	(3,212)	—	48,702	39,086	(293)	84,283
Cash at the beginning of the year	7,842	—	860	96,552	—	105,253
Cash at the end of the year	4,630	—	49,562	135,638	(294)	189,536
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	293	—	293
Cash and cash equivalents, from the continuing operations end of period	4,630	—	49,562	135,344	(293)	189,243

	For the year ended December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(1,327)	—	33,043	(145,240)	27,790	(85,734)
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	73,225	13,156	86,381
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(10,446)	27,897	—	38,343
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	136,277	(40,947)	95,330
Net cash generated from/(used in) financing activities —Continuing Operations	(6,965)	—	(40,481)	(35,872)	—	(83,318)
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	—	—	—	—
Effect of exchange rate changes on cash	5,322	—	(3,354)	—	—	1,968
Net increase in cash	(2,970)	—	(346)	56,287	—	52,970
Cash at the beginning of the year	10,812	—	1,206	102,122	—	114,140
Cash at the end of the year	7,842	—	860	158,409	—	167,110
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	(61,857)	—	(61,857)
Cash and cash equivalents, from the continuing operations end of period	7,842	—	859	96,552	—	105,253

	For the year ended December 31, 2021
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(1,148)	—	(149,569)	100,794	27,706	(22,487)
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	138,563	27,706	110,857
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(4,602)	(63,225)	—	(67,857)
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	(65,775)	—	(65,775)
Net cash generated from/(used in) financing activities —Continuing Operations	13,178	—	84,130	36,877	—	134,185
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	—	(10,614)	—	(10,614)
Effect of exchange rate changes on cash	949	—	1,267	—	—	318
Net increase in cash	10,812	—	(68,776)	136,610	—	78,647
Cash at the beginning of the year	—	—	69,681	66,972	—	136,953
Cash at the end of the year	10,812	—	1,206	203,582	—	215,600
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	101,460	—	101,460
Cash and cash equivalents, from the continuing operations end of period	10,812	—	1,206	102,112	—	114,140

The Holding Foreign Companies Accountable Act

Our financial statements contained in the annual report on Form 20-F for the years ended December 31, 2021, 2022 and 2023 have been audited by an independent registered public accounting firm that is headquartered in Singapore and has been inspected by the Public Company Accounting Oversight Board (United States) (“PCAOB”) on a regular basis, which was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021. We have not been identified by the U.S. Securities and Exchange Commission (the “SEC”) as a non-inspection registrant under the Holding Foreign Company Accountable Act (the “HFCAA”), as of the date of this annual report. Additionally, in August 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”) and the PCAOB signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. In the event that future regulators in China take steps to restrict the audit firm’s access to working papers in mainland China or Hong Kong, or if the PCAOB is unable to fully inspect our audit working papers, or if the PCAOB expands the scope of its determination so that we are subject to the HFCAA, it could restrict or limit our access to the U.S. capital markets or in the over-the-counter trading market in the United States may be prohibited under the HFCAA. If, in the future, we have been identified by the SEC for two consecutive years as a non-inspection registrant whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shares and ADSs will be prohibited from trading in the OTC market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely our auditors for two consecutive years. The cessation of trading of our ordinary shares, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, as of the date of this annual report, we, our PRC subsidiaries, the VIE and the affiliated entities in China have obtained all requisite permissions and approvals from the PRC government authorities for our and the VIE’s business operations in China, have not been denied such permissions and approvals and have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we or the VIE been denied or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business, except for (1) Shaanxi Hengshi Tutorial School, and (2) Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd., and (3) Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled and the school ceased operation since 2023. For such schools that conduct business before we and the VIE can obtain a private school operation permit, we and the VIE may be subject to order to cease the operation, refund the income collected and a fine ranging from one to five times of the income the sponsor collected, which may materially and adversely affect our and the VIE’s business and results of operations. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and the VIE may be unable to obtain all required approvals, licenses and make all required registrations for our and the VIE’s education services and business operations, and may be subject to fines and penalties if the operations do not comply with applicable PRC laws and regulation.” The relevant requisite permissions and approvals primarily include business license, private non-enterprise unit registration certificate, and private school operation permit. We set forth below the details of all these licenses and permissions held by our PRC subsidiaries as of December 31, 2023.

Holding Entity	License/Permission	Issuing Authority
Yunnan Century Long-Spring Technology Co., Ltd.	Business license	State Administration for Market Regulation
Yunnan Long-Spring Logistics Service Co., Ltd.	Business license	State Administration for Market Regulation
Long-Spring Education Holding Group Limited	Business license	State Administration for Market Regulation
Kunming Xishan Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Kunming Chenggong Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yiliang Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Qujing Hengshui Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yunnan Yuxi Hengshui Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yunnan Hengshui Experimental Secondary School—Xishan School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yunnan Long-Spring Foreign Language Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Zhenxiong Long-Spring Advanced Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Bainian Long-Spring Education Technology (Zhenxiong) Co., Ltd.	Business license	State Administration for Market Regulation
Qiubei Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Mengla Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Wenshan Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Xinping Long-Spring Advanced Secondary School Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Shaanxi Hengshi Tutorial School	Business license; Process of obtaining Private school operating permit	State Administration for Market Regulation

Holding Entity	License/Permission	Issuing Authority
Shaanxi Century Long-Spring Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Guizhou Century Long-Spring Technology Co., Ltd.	Business license	State Administration for Market Regulation
Guizhou Hengzhong Technology Co., Ltd.	Business license	State Administration for Market Regulation
Guizhou Hengzhong Education Tutorial School Co., Ltd.	Business license	State Administration for Market Regulation
Chongqing Hengshi Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	Business license	State Administration for Market Regulation
Zunyi Hengshi Education Technology Co., Ltd.	Business license;	State Administration for Market Regulation Ministry of Education of the PRC
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	Business license Process of obtaining Private school operating permit	State Administration for Market Regulation
Yunnan Hengshun Property Service Co., Ltd.	Business license	State Administration for Market Regulation
Yunnan Lihua Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Bainian Long-Spring (Luoping) Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Bainian Long-Spring (Mengzi) Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Bainian Long-Spring (Qingdao) Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Beijing Green Carbon Future Intelligent Technology Co., Ltd.	Business license	State Administration for Market Regulation
Yangling Hengshi Secondary School Co., Ltd.	Business license Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Xi'an Hengshi Education Technology Co., Ltd.	Business license	State Administration for Market Regulation

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we and the VIE may be required to obtain additional licenses, permits, filings or approvals for our and the VIE’s existing and newly opened schools in the future. If we and the VIE (1) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (2) inadvertently conclude that such permissions or approvals are not required, or (3) if applicable laws, regulations or interpretations change, and we and the VIE are required to obtain such permissions or approvals in the future, we cannot assure you that we and the VIE will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We and the VIE may be unable to obtain all required approvals, licenses and make all required registrations for our and the VIE’s education services and business operations, and may be subject to fines and penalties if the operations do not comply with applicable PRC laws and regulation”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and the VIE face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for the VIE’s online education services in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIE.”

Furthermore, the PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, pursuant to the Overseas Listing Trial Measures and related guidelines, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, (1) in connection with our previous issuance of securities to foreign investors, we and the VIE are not required to obtain any permissions or approvals from the CSRC, or obtain other permission or approval from the PRC government authorities; and (2) should we decide to conduct future offerings of securities overseas or up-listing to an overseas stock exchange, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such offerings.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. It also provides that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we and the VIE have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we and the VIE have not received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, we and the VIE are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we and the VIE are not in the industry or business operation that involves critical information infrastructure operation, nor do we or the VIE operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we and the VIE are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of the annual report, we and the VIE have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Cash and Asset Flows through Our Organization

First High-School Education Group Co., Ltd. is a holding company with no business operations of its own. We conduct our operations primarily through our PRC subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under applicable PRC laws and regulations, First High-School Education Group Co., Ltd. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by First High-School Education Group Co., Ltd. to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by MOFCOM or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” In 2021, 2022 and 2023, First High-School Education Group Co., Ltd. and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries or the VIE, except that First High-School Education Group Co., Ltd. made loans of RMB63.2 million to Yunnan WFOE in 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

Our PRC subsidiaries received RMB137.7 million, RMB122.9 million and RMB121.5 million from the VIE in 2021, 2022 and 2023, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB270.8 million, RMB139.6 million and RMB115.5 million from our PRC subsidiaries in 2021, 2022 and 2023, respectively, which include the repayment of aforementioned cash advances for daily operations. For more information relating to cash and asset flows through our organization, see information disclosed in “—Financial Information Related to the VIE.” For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless.”

Our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. If we intend to distribute dividends, we will transfer the dividends to First High-School HK, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then First High-School HK will transfer the dividends to First High-School BVI, our BVI subsidiary, and further to First High-School Education, the Cayman Islands holding company, and the dividends will be distributed from the First High-School Education to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In 2021 and 2023, no dividends were declared and paid by our PRC subsidiaries. In 2022, dividends of US$1.24 million, net of 10.0% withholding tax were declared and paid to First High-School HK by our PRC subsidiaries. We have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

There were no other transfer of assets, dividends or distributions made between First High-School Education Group Co., Ltd., the VIE and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors in 2021, 2022 and 2023, except that (1) we declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021, and (2) we declared dividends of US$1.24 million, net of 10.0% withholding tax, in September 2022 and made payments in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among First High-School Education Group Co., Ltd., its subsidiaries, the VIE and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under the Cayman Islands laws, First High-School Education Group Co., Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective. Under the terms of the VIE agreements, our subsidiaries in China may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recognized as service income by our subsidiaries in China and eliminated in consolidation. For income tax purposes, our subsidiaries in China and VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our subsidiaries in China and are tax neutral.

(3)	PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to First High-School Education Group Co., Ltd. Certain of our subsidiaries and VIE qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to First High-School Education Group Co., Ltd. will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the noon buying rate on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all.

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	Our efforts to be in compliance with the Implementation Rules may materially and adversely affecting our business, financial condition, results of operations and prospect in the future. See “—Risks Related to Our Business and Industry—Our efforts to be in compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our and the VIE’s business, financial condition, results of operations and prospect in the future”;

●	Our limited operating history makes it difficult to predict our prospects and our business and financial performance. See “—Risks Related to Our Business and Industry—We have limited operating history, which makes it difficult to predict our prospects and our and the VIE’s business and financial performance”;

●	Potential contractual disputes in relation to the sponsorship in the schools that local governments may claim to have sponsor interests could cause us to lose control of the affected schools if any such contractual dispute were to judicially determined against us. See “—Risks Related to Our Business and Industry—If local governments claim to have sponsor interests in certain of the VIE’s schools, we and the VIE could be subject to contractual disputes in relation to the sponsorship in those schools or the entry into contractual arrangements over those schools”;

●	New legislation or proposed changes in the PRC regulatory requirements regarding private education may cast doubt on the legality of our contractual arrangements and our revenue derived from the running of schools pursuant to our contractual arrangements. See “—Risks Related to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may materially and adversely affect our group structure, our and the VIE’s business, financial condition and results of operation”;

●	Our ability to execute our growth strategies, continue to grow rapidly or manage our growth effectively may negatively affect our prospects and our business and financial performance. See “—Risks Related to Our Business and Industry—We may not be able to execute our growth strategies, continue to grow rapidly or manage our growth effectively”;

●	Our ability to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level may negatively affect our profitability. See “—Risks Related to Our Business and Industry—We and the VIE may be unable to charge tuition and boarding fees at sufficient levels to be profitable or increase the VIE’s fee level”;

●	Our ability to enroll and retain a sufficient number of students may negatively affect our profitability. See “—Risks Related to Our Business and Industry—If the VIE fails to enroll and retain a sufficient number of students, our and the VIE’s business could be materially and adversely affected”;

●	Potential unfavorable changes in our cooperative relationships with local governments or favorable government policy treatment could negatively affect our current business model and/or result in disputes with the relevant local governments. See “—Risks Related to Our Business and Industry—Any unfavorable changes in our and the VIE’s cooperative relationships with third parties or favorable government policy treatment may adversely affect our and the VIE’s business”;

●	Our ability to obtain all required approvals, licenses and make all required registrations for our education services and business operations could subject us to fines and penalties and order to cease operation in the case of non-compliance. See “—Risks Related to Our Business and Industry—We and the VIE may be unable to obtain all required approvals, licenses and make all required registrations for our and the VIE’s education services and business operations, and may be subject to fines and penalties if the operations do not comply with applicable PRC laws and regulation”;

●	Our ability to integrate businesses we acquired or plan to acquire in the future, which may negatively affect our expansion. See “—Risks Related to Our Business and Industry—We and the VIE’s may not be able to successfully integrate businesses we and the VIE acquired or plan to acquire in the future, which may adversely affect our business growth”;

●	Our ability to attract and retain a sufficient number of qualified teachers and principals could negatively affect our business if we experience a shortage of high-quality teachers and principals. See “—Risks Related to Our Business and Industry—We and the VIE may not be able to attract and retain a sufficient number of qualified teachers and principals”;

●	We may not be able to maintain the market recognition of our brand and our reputation. See “—Risks Related to Our Business and Industry—We may not be able to maintain the market recognition of our brand and our reputation”; and

●	Accidents, injuries or other harm at the VIE’s school premises or otherwise arising from or in connection with our education services may subject us to tort liabilities. See “—Risks Related to Our Business and Industry—Accidents, injuries or other harm at the VIE’s school premises or otherwise arising from or in connection with its education services may adversely affect our and the VIE’s reputation and subject us to liabilities.”

Risks related to our corporate structure

●	We face risks arising from the uncertainties in compliance of the contractual arrangements that establish our corporate structure for operating our business, which could subject us to penalties if the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, and we may also be unable to assert our contractual rights over the assets of the VIE, with the results that our ADSs or ordinary shares may decline in value or become worthless. See “—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we and the VIE could be subject to severe penalties, and our and the VIE’s business may be materially and adversely affected” and “—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless”;

●	We may be unable to assert our contractual rights over the assets of the affiliated entities resulting from the uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIE and private schools. See “—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless”;

●	Failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them could force us to rely on legal remedies under PRC laws to enforce the contractual arrangements, which may not be effective. See “—Risks Related to Our Corporate Structure—Any failure by the affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our and the VIE’s business”;

●	Uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its impact on the viability of our current corporate structure could require us to take additional actions with respect to, or modify or unwind, our current contractual arrangements to the extent required by any unfavorable interpretation or implementation. See “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and our and the VIE’s business, financial condition, results of operations and prospects”; and

●	Actual or potential conflicts of interest of shareholders of the VIE with us could cause such shareholders not to act in the best interests of our company. See “—Risks Related to Our Corporate Structure—The shareholders of Long-Spring Education may have actual or potential conflicts of interest with us and not act in the best interests of our company.”

Risks related to doing business in China

●	Changes in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our and the VIE’s business”, “—Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIE’s business, as we and the VIE routinely collect and store data during the business conduct” and “—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required”;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIE”;

●	Our and the VIE’s business is susceptible to any actions by the Chinese government which may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant oversight over our and the VIE’s business operations, and may intervene or influence our and the VIE’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”;

●	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash and Asset Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

●	We face risks arising from the significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our and the VIE’s ability to engage in the private education business, acquire private schools, or receive payments from the VIE and may otherwise be materially and adversely affected by changes in PRC laws and regulations”;

●	We face risks arising from the increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our and the VIE’s business operations, share price and reputation. See “—Risk Factors—Risks Related to Doing Business in China—If the settlement reached between the SEC and the “big four” PRC-based accounting firms concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act in the future”; and

●	We face risks arising from the difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests. See “—Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigations or collect evidence within China.”

Risks related to the ADS

●	The delisting of our ADSs from NYSE may continue to have a material adverse effect on the trading and price of our ADSs. See “—Risks Related to Our ADSs—The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed”;

●	The volatility of the trading price of the ADSs could result in substantial losses to investors. See “—Risks Related to Our ADSs—The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors”;

●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. See “—Risks Related to Our ADSs—The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price”; and

●	The impact of our dual-class share structure on the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters will, among other things, limit your ability to influence corporate matters and could discourage others from pursuing any favorable change of control transactions. See “—Risks Related to Our ADSs—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. In addition, holders of our Class A ordinary shares may experience loss of voting power and dilution due to future issuances and conversions of our Class B ordinary shares.”

Risks Related to Our Business and Industry

Our efforts to be in compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our and the VIE’s business, financial condition, results of operations and prospect in the future.

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

The Implementation Rules have had significant impacts on our and the VIE’s business operations and our results of operations. As a result of the effectiveness of the Implementation Rules, we and the VIE have lost control over the Affected Entities as from September 1, 2021, which primarily include the middle schools providing compulsory education and the sponsor entities within China that are affected by the Implementation Rules. Consequently, we classified the operation for the Affected Entities as discontinued operations. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by September 1, 2021 except for the continued provision of essential services to keep these schools in normal operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations. Our and the VIE’s ability to engage in the compulsory education in China has been materially and adversely affected, and we cannot assure you that we and the VIE will be able to restore such ability, which could materially and adversely affect our and the VIE’s business, prospects, results of operations and financial condition.

We have limited operating history, which makes it difficult to predict our prospects and our and the VIE’s business and financial performance.

We have a limited operating history. Although the VIE’s first school established in 2012, the majority of the VIE’s schools were established in or after 2017. Our and the VIE’s limited operating history may not serve as an adequate basis for evaluating our and the VIE’s prospect and results of operations, including revenues, cash flows and operating margins. We and the VIE have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality teachers, and expanding the VIE’s school network. If we do not manage these risks successfully, our and the VIE’s operating and financial results may differ materially from our expectations, and our and the VIE’s business and financial performance may suffer.

In addition, as some of the VIE’s schools commenced operations recently, they have not yet reached their full capacity. For newly established schools, the VIE only admits students for the entry classes, such as the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With the VIE’s existing students progressing into the next grades in school and as the VIE fill up new entry classes, the utilization rates of the VIE’s newly established schools will increase accordingly. We cannot assure you that we or the VIE will be able to successfully increase the utilization rate for the schools that are in the ramp-up stage, which may materially and adversely affect our and the VIE’s business growth and profitability.

If local governments claim to have sponsor interests in certain of the VIE’s schools, we and the VIE could be subject to contractual disputes in relation to the sponsorship in those schools or the entry into contractual arrangements over those schools.

The VIE primarily collaborates with local governments to establish and operate its schools. The cooperative arrangements for a total of 13 schools provide that the local governments retain ownership in the affected schools’ “ownership assets” without defining what constitutes such assets. It is possible that “ownership assets” could be interpreted in a way to include sponsor interest, in which case, the local governments may have a claim over the sponsor interest in the affected schools. We have obtained written statements from local governments for all of the seven schools confirming our understanding that “ownership assets” refer to real estate and tangible assets that local governments provided.

In addition, the school operation permits for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental Secondary School provide that the local governments and Long-Spring Education are co-sponsors of such schools. We have obtained written statements for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental Secondary School from the local governments confirming our understanding that the sponsor interests of such schools belong to Long-Spring Education. As of the date of this annual report, we are in the process of amending these permits to designate Long-Spring Education as the sole sponsor.

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

To the extent that any local government has a claim over the sponsor interest in or control over any of the VIE’s schools, we and the VIE could be subject to contractual disputes. For example, the government claimants could argue that they have de facto sponsor interest in the affected schools per the VIE’s cooperative arrangements and that the entry into the contractual arrangements in relation to the affected schools have infringed their interests. If the government claimants successfully persuaded the court to rule in their favor, we and the VIE could lose control over the affected schools and may be unable to receive the full rights and economic benefits of any or all of those schools, in which case we would no longer be able to include the operating results of those schools in our consolidated financial statements, which in turn would materially and adversely affect we and the VIE’s business, results of operation and financial condition.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may materially and adversely affect our group structure, our and the VIE’s business, financial condition and results of operations.

Pursuant to the Law on Promoting Private Education of the PRC (the “Private Education Law”), last amended and becoming effective on December 29, 2018, sponsors of private schools may choose to establish schools in China as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenues must be used for the operation of the schools. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law on Promoting Private Education.” Our school sponsors have registered Xinping Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, and Yangling Hengshui Experimental Secondary School as for-profit private schools and have registered Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, and Mengla Long-Spring Experimental Secondary School as non-profit private schools, while have not submitted classified registration materials for the rest of the VIE’s schools as for-profit or non-profit educational institutions. We cannot assure you that our current intention to register some of the VIE’s schools as non-profit educational institutions will not materially and adversely affect our business, financial condition and results of operations. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Private Education Law is affected by many factors, including but not limited to the characterizations of the VIE’s schools as for-profit or non-profit schools, the profitability of the VIE’s schools and other affiliated entities, and our ability to receive dividends and other distributions from our wholly-owned PRC subsidiary, Yunnan WFOE, which in turn depends on the service fees paid to Yunnan WFOE from the VIE’s schools and other affiliated entities. If the VIE’s schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Private Education Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, during the reporting period, compulsory education services accounted for a significant portion of our student base as well as revenue.

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

We are entitled to the tuition and boarding fees to be paid by the VIE’s schools that are largely derived from the proceeds from the running of schools pursuant to our contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” If any law and regulation that may be promulgated in the future further defines the contractual arrangements, including ours, as related-party transactions transferring proceeds from the running of schools, we may not obtain the part of the tuition and boarding fees under our contractual arrangements that is funded by proceeds from the running of schools. As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, the Opinions do not affect the legality of our contractual arrangements in accordance with applicable PRC laws and regulations, as the provisions under the Opinions did not render the contractual arrangements invalid under the Civil Code of the PRC. As of the date of this annual report, however, we have not sought declaration from the relevant government authorities as to the legality of our contractual agreements under the Opinions, and we are not aware of any official administrative or judicial declaration on, or interpretation of, the Opinions, especially as applied to contractual or other similar arrangements under which we operate. We are also not aware of when official administrative or judicial declaration or interpretation on that matter will be released, if at all, and we cannot assure you that the Opinions will not be interpreted, or further laws and regulations will not be promulgated, in a way that would affect or impair our ability to retain the tuition and boarding fees under the contractual arrangements in the future. Our business, financial condition and results of operations would be materially and adversely affected if we are unable to obtain any or all of the tuition and boarding fees to be paid by the VIE’s schools under the contractual arrangements.

On August 24, 2023, the Yunnan Provincial Department of Education, together with the Yunnan Provincial Development and Reform Commission, the Yunnan Provincial Department of Finance, the Yunnan Provincial Market Supervision Administration, the Yunnan Provincial Local Financial Supervision Administration, and the Kunming Central Branch of the People’s Bank of China issued the Yunnan Province Private School Financial Management and School Fund Supervision Measures (the “Fund Supervision Measures”). The Fund Supervision Measures require that, among others, (1) all operational private schools (including kindergartens, elementary, middle, secondary level schools, as well as vocational schools and universities), should enter into a supervision agreement with their custodian banks, and such banks should supervise the supervision account and report to the relevant education supervising authorities; (2) except for grants or special purpose funds from the government, the balance in the supervision accounts of private schools should not be less than 15% of the total tuition fees collected for the academic year. The proportion of the minimum operating guarantee fund balance is determined by the relevant education supervising authorities together with other relevant administrative departments based on the actual situation of the schools. The minimum operating guarantee amount of 15% for private schools is calculated based on the total amount of tuition fees collected, and shall be reported by the schools to the education authorities for review and approval within 10 working days after the collection of fees, and also reported to the regulatory and custodian bank. If the next tuition collection date is less than three months away, the minimum operating guarantee balance can be lower than the approved amount. The Fund Supervision Measures may significantly limit our transfer of cash throughout our and the VIE’s business, which could materially and adversely affect our and the VIE’s business, prospects, results of operations and financial condition.

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

However, we may not be able to continue to grow as we did in the past due to uncertainties involved in the process as follows:

●	we and the VIE may not be able to attract and retain a sufficient number of students for the VIE’s existing and new schools;

●	we and the VIE may not be able to hire, retain and train qualified teachers, and attract and retain management, administrative and marketing personnel for the VIE’s existing and new schools;

●	we and the VIE may be unable to optimize the VIE’s student’s academic performance as expected;

●	we and the VIE may be unable to adequately update our operational, administrative and technological systems and strengthen our financial and management controls to support our future expansion;

●	we and the VIE may be unable to keep strengthening our operational, administrative and technological systems, our financial and management controls;

●	the development and acquisitions of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, and changes in applicable laws and regulations, some of which are beyond our control;

●	we may not be able to maintain and enhance our brand name and reputation;

●	we may be unable to successfully execute new growth strategies; and

●	we may be unable to successfully integrate entities we and the VIE have established or acquired into our and the VIE’s operations.

These risks may increase significantly as we expand into new geographical areas. We may find it difficult to manage our financial resources, implement uniform education standard and operational policies and maintain consistency across our network. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. In addition, local governments and cooperative partners may have interests which are not entirely in line with ours and may consider their own interests or the interests of other stakeholders of schools in making cooperation decisions, and as a result, we may be unable to execute our expansion plan and growth strategies in a cost-effective or timely manner, or at all. Any failure in our management and execution of our expansion plan may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our and the VIE’s business, financial condition and results of operations.

We and the VIE may be unable to charge tuition and boarding fees at sufficient levels to be profitable or increase the VIE’s fee level.

Our revenues are primarily driven by our tuition and boarding fees. For 2021, 2022 and 2023, tuition income accounted for 77.4%, 82.3% and 73.7% of our total revenues, respectively, and our boarding fees accounted for 5.7%, 2.2% and 6.4% of our total revenues, respectively, for the same periods. Subject to applicable regulatory requirements, we determine the tuition and boarding fee rates based on many factors, including market supply and demands for education, our cost of operations, the quality of education services we and the VIE provide, the geographic area we and the VIE operate in, and general economic conditions of the PRC. Although we have been able to increase the tuition and boarding fees charged for the students at certain of the VIE’s schools in the past, we cannot guarantee that the VIE will be able to maintain or increase the tuition in the future without adversely affecting the demand for the VIE’s education services. Our competitive advantage might be adversely affected if we and the VIE fail to implement the optimal pricing strategy to maintain our profitability, which could adversely affect the VIE’s student enrollments and consequently our revenues and cash flow.

As part of the VIE’s cooperation with local governments, the VIE admits a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition typically at the level of public schools, which are usually lower than the normal tuition charged by the VIE, and under the VIE’s cooperative arrangements with local governments for certain of the VIE’s schools, we the VIE may receive government subsidies to make up for the tuition difference. As of December 31, 2021, 2022 and 2023, the number of publicly-sponsored students in the VIE’s schools was 7,993, 8,293 and 7,780, respectively, accounting for 47.1%, 47.8% and 41.2% of the VIE’s total students for our continuing operations as of the same dates. We and the VIE has limited discretion in increasing the tuition for publicly-sponsored students, and the government subsidies have an upper limit which we and the VIE may gradually use up over a number of years. We and the VIE intend to re-negotiate with the local governments to obtain additional government subsidies to cover the tuition difference for the publicly-sponsored students after we and the VIE use up the upper limit or our cooperative arrangements with local governments expire. If our re-negotiation efforts fail, or if we and the VIE cannot collect the outstanding amount of government subsidies on time, we and the VIE would be unable to make up for the price difference for publicly-sponsored students, which would materially and adversely affect our profitability.

The tuition and boarding fees the VIE charges are subject to regulatory restrictions. While we and the VIE are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees in Yunnan province, China where most of the VIE’s schools are located, the VIE is generally required to file and record the VIE’s price increase with local governments, who in turn still maintain certain level of control and oversight of our and the VIE’s operation. We and the VIE might also be inspected by relevant pricing authorities in the future, which could result in negative adjustments in the VIE’s tuition and boarding fees and material disruption of our and the VIE’s operations.

Furthermore, the tuition the VIE may charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and local economic conditions. Any significant deterioration in these factors could have a material adverse effect on the VIE’s ability to charge tuition at levels for us to remain profitable.

If the VIE fails to enroll and retain a sufficient number of students, our and the VIE’s business could be materially and adversely affected.

Our ability to continue to enroll and retain students for the VIE’s schools is critical to the continued success and growth of our and the VIE’s business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;

●	develop new programs and services that appeal to the VIE’s students and their parents;

●	maintain and enhance our reputation and brand recognition as a leading school operator;

●	expand our and the VIE’s school network and geographic reach;

●	effectively market the VIE’s schools and programs to a broader base of prospective students;

●	manage our and the VIE’s growth while maintaining consistency of the VIE’s teaching quality;

●	maintain cooperative relationships with local governments; and

●	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students the VIE can enroll. Our and the VIE’s business, financial condition and results of operations could be materially and adversely affected if we and the VIE cannot maintain or increase the VIE’s student base as we expand the VIE’s school network.

Our ability to maintain sufficient cash to fund our operations depends on our financing activities.

Our ability to maintain sufficient cash to fund our operations depends on our financing activities. In November 2021, we entered into a sale and leaseback arrangement with certain financing leasing companies for net financing proceeds of RMB50.0 million, respectively. Under the sale and leaseback arrangement, Long-Spring Education, as the lessee, sold certain equipment, including computers, projectors and printers, to the lessor. Concurrent with the sale of the leased equipment, the lessee leased back all of the leased equipment sold to the lessor for a lease term of three years. We consider the substance of the transaction to be debt financing in nature and no gain or loss is recognized upon the sale of these assets. If the lessees fail to make lease payments in full and timely or there be any material adverse change in our business, the lessor has the right to immediately collect the total lease payments, request for penalty on late payment, and/or retrieve the leased equipment. As a result, our ability to maintain sufficient cash to fund our and the VIE’s operations could be diminished, which may materially and adversely affect our and the VIE’s business, financial condition and results of operations.

Any unfavorable changes in our and the VIE’s cooperative relationships with third parties or favorable government policy treatment may adversely affect our and the VIE’s business.

Our and the VIE’s asset-light business model, under which the VIE form mutually beneficial cooperative arrangements with third parties, including local governments and real estate developers, has allowed us and the VIE to grow rapidly and expand with light capital commitments and have more flexibility in our allocation of financial resources. Under such arrangements, our and the VIE’s partners contributed or leased to the VIE land and/or school facilities, and our and the VIE’s government partners also granted to us and the VIE favorable tax treatments or other forms of favorable government policies or support, while the VIE contributed its expertise in operating private schools, teachers, as well as operating expenses of the schools and capital expenditures to construct and renovate school facilities.

If our and the VIE’s relationship with partners deteriorates or favorable government policies and support cease to be available, we may incur substantial amount of expenses in connection with our and the VIE’s infrastructure, promotion, and other matters relating to school establishment and operations, which may materially and adversely affect our and the VIE’s business, financial condition and results of operations. We and the VIE may also be unable to form cooperative relationship with third parties in the geographic areas we and the VIE plan to enter and expand into, which would materially and adversely affect our and the VIE’s ability to grow as quickly as planned or maintain historical growth rates.

The cooperative arrangements for five schools within our network have provided that the local government has the right to appoint a majority of a school’s board of supervisors, which shall be the supreme decision-making body in school management. As of the date of this annual report, we obtained written statements from local governments for four of such schools confirming that the school council or board of director should be the decision-making body for such schools. To the extent any of these local governments changes their view toward our collaborative relationships and claims to have control in these schools, we and the VIE could be subject to contractual disputes with the local governments in relation to the management of such schools.

 We and the VIE are also required to meet certain academic performance targets pursuant to the cooperative agreements. If we and the VIE fail to meet such performance targets, we and the VIE may be found in breach of the agreements and be unable to continue our cooperation with the relevant governments, which may materially and adversely affect our relationship with the relevant governments, as well as our and the VIE’s business, financial condition and results of operations. We and the VIE may also be unable to enter into similar cooperation agreements with third parties in the future, which may materially and adversely affect our and the VIE’s business, financial condition and results of operations.

We and the VIE may be unable to obtain all required approvals, licenses and make all required registrations for our and the VIE’s education services and business operations, and may be subject to fines and penalties if the operations do not comply with applicable PRC laws and regulation.

In order to conduct our and the VIE’s business and operate schools in China, we and the VIE are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we and the VIE are required to obtain a private school operation permit from the local education bureau and register with the local civil affairs bureau to obtain a certificate of registration for a privately-run non-enterprise unit for a non-profit school, or register with the local market supervision and administration department to obtain a business license for a for-profit school. Such local regulatory authorities may also conduct annual inspection of the VIE’s schools. We and the VIE currently hold valid private school operation permits for all of the VIE’s operating schools except for Shaanxi Hengshi Tutorial School and Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd., which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled. For such schools which conduct business before we and the VIE can obtain a private school operation permit, the VIE may be subject to order to cease its operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected. We cannot guarantee that all of the VIE’s existing schools will be able to renew their permits, or that all of the VIE’s newly opened schools will be able to receive operation permits in a timely manner or at all, which may materially and adversely affect our and the VIE’s business and results of operations.

A total of 14 of the VIE’s schools have not set up their own on-site medical clinics, all of such schools are in the process of engaging third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and recruiting a sufficient number of medical care personnel. However, we cannot assure you that we and the VIE may be able to obtain all relevant practice licenses, retain third-party licensed medical care providers or otherwise fully comply with the relevant laws and regulations relating to on-site medical clinics at all of our and the VIE’s current locations in a timely manner or at all, and we and the VIE may be subject to orders to rectify within a specified period of time.

While we and the VIE intend to obtain all requisite permits, approvals and complete the necessary filings, renewals and registrations on a timely basis for the VIE’s schools, there is no assurance that we and the VIE will be able to obtain all required permits given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors that are beyond our control and anticipation. If we and the VIE fail to receive required permits in a timely manner or obtain or renew any permits and certificates, we and the VIE may be subject to fines, confiscation of the gains derived from non-compliant operations, the suspension of non-compliant operations or disgorgement of our profits to compensate for any economic loss suffered by the VIE’s students or other relevant parties, which may materially and adversely affect our and the VIE’s business and results of operations.

We and the VIE’s may not be able to successfully integrate businesses we and the VIE acquired or plan to acquire in the future, which may adversely affect our business growth.

We and the VIE have expanded rapidly primarily through organic growth. We and the VIE have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. We and the VIE may attempt to make similar acquisitions in the future. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. We and the VIE may not successfully integrate the schools we acquire in a timely manner and may not effectively and efficiently manage our expansion, which would have a material adverse effect on our and the VIE’s financial condition and results of operations. In addition, as advised by our PRC legal counsel, our plan to pursue further expansion through acquisitions could be affected by regulatory uncertainty in connection with the Private Education Law and related implementation rules.

We and the VIE may be unable to engage with the Affected Entities to provide education services as we expected.

Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we and the VIE are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations. The future cooperation may involve our provision of management services to the Affected Entities, such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student admission and school branding. However, the future cooperation with the Affected Entities, if any, will be arm’s length transactions on mutually acceptable terms, and we cannot assure you that the cooperation under contemplation will be specifically permitted by competent government authorities or that we and the VIE will be able to agree on commercial terms satisfactory to us, and as such, we and the VIE may be unable to effectuate the cooperation with the Affected Entities as we expect.

We and the VIE may not be able to attract and retain a sufficient number of qualified teachers and principals.

As an education service provider, our ability to recruit and retain qualified teachers and principals is crucial to the quality of our education and services and our brand and reputation. To ensure our successful operation and growth, we and the VIE need to retain and continue to hire high-quality teachers specialized in specific subjects that are able to teach the courses the VIE offers or plans to offer to the students, as well as high-quality principals who are able to effectively manage the operation of schools. We and the VIE must provide competitive compensation and benefits packages to attract and retain qualified candidates. However, there is no guarantee that we and the VIE would be able to keep recruiting teachers and principals meeting the high standards in the future, or retain the VIE’s current, high-quality teachers and principals, especially when we and the VIE seek a more rapid expansion plan to meet the growing demands for our services. Furthermore, under our and the VIE’s business model, the VIE may not be able to provide extensive training to its newly hired teachers for them to familiarize with its teaching methods and to retain existing teachers who can provide such trainings. A shortage of high-quality teachers and principals, a decrease in the quality of the VIE’s teachers’ and principals’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers and principals would have a material adverse effect on our and the VIE’s business, financial condition and results of operations.

We may not be able to maintain the market recognition of our brand and our reputation.

Our success depends heavily on our reputation. We might face potential difficulties in maintaining our reputation and brand recognition, which could adversely affect our and the VIE’s student enrollments and results of operations. Our ability to maintain our brand and reputation could be affected by many factors, some of which are beyond our control, including: our and the VIE’s ability to deliver satisfactory academic results, the teaching quality of the VIE’s teachers, the academic quality and achievements of the VIE’s students, news report about our company, the VIE’s schools or our partners, results of government inspections or compliance with relevant regulations, unauthorized use or other infringement of our and the VIE’s copyright and brand by third party, campus incidents, especially safety incidents, and any kind of disruption of the VIE’s education services.

The VIE has developed its student base mainly through word-of-mouth referrals. Our and the VIE’s other promotion efforts include participating in education fairs organized by local governments and distributing relevant promotional materials in connection with such fairs. However, we cannot guarantee that our promotional efforts will be enough to maintain or enhance our reputation in the marketplace to remain competitive. Our and the VIE’s promotional efforts may be insufficient to enhance our brand recognition and reputation and we may incur excessive expenses for our and the VIE’s promotions, which may adversely affect our and the VIE’s business.

Accidents, injuries or other harm at the VIE’s school premises or otherwise arising from or in connection with its education services may adversely affect our and the VIE’s reputation and subject us to liabilities.

We and the VIE may be subject to liabilities arising from accidents or injuries or other harm to students or other people on the VIE’s school premises, including those caused by or otherwise arising in connection with the VIE’s school facilities, employees or education services. We and the VIE could also face claims alleging that we and the VIE were negligent, provided inadequate maintenance to the VIE’s school facilities or supervision of the VIE’s employees and therefore may be held liable for accidents or injuries suffered by the VIE’s students or other people at the VIE’s schools. In addition, if any of the VIE’s students, employees or contractors commits unlawful acts or displays seriously inappropriate behavior, we and the VIE could face allegations that we and the VIE failed to provide adequate security, supervision or were otherwise responsible for his or her actions, even if such acts or behavior may occur off the VIE’s school premises. As an education services provider, we and the VIE may be held liable for other accidents, injuries or other harm in relation to the VIE’s education services and students, such as commuting to the VIE’s schools and extracurricular activities. We and the VIE may also be subject to liabilities arising from out-of-school activities or events which the VIE organize or involve in. As a result, the VIE’s schools may be perceived to be unsafe, which may discourage prospective students from applying to or attending the VIE’s schools.

The VIE’s schools have also outsourced the operation of all of its meal catering services to third parties since September 2017. We cannot assure you that we and the VIE will be able to maintain the quality of food or monitor the meal preparation process to ensure its quality, that service providers adhere to food quality standards, or that no incidents resulted from food quality will occur in the future. In the event of incidents arising from poor quality food that result in any serious health violations or medical emergencies, such as mass food poisonings, our and the VIE’s business and reputation could be materially and adversely affected.

Furthermore, although we and the VIE maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from these kinds of claims and liabilities. In addition, we and the VIE may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us, the VIE or any of our employees could adversely affect our and the VIE’s reputation, student enrollment and retention, and teacher recruitment and retention. Such a claim, even if unsuccessful, could create unfavorable publicity, incur substantial expenses for us and divert the time and resources of our management, all of which may have a material and adverse effect on our and the VIE’s business, prospects, financial condition and results of operations.

Failure to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render the VIE’s education services less attractive to students.

Our and the VIE’s reputation, student enrollment, and results of operations depend in part on the VIE’s ability to prepare the students for various tests and examinations, such as Gaokao. Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. The VIE is therefore required to continually update and enhance its curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the VIE’s students’ academic performance and the marketability of its education services, which would have a material adverse effect on our and the VIE’s business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools or affect the number of students participating in Gaokao or Zhongkao may have an impact on the VIE’s student enrollments and teaching methods. For example, the Ministry of Education of the PRC (the “MOE”), issued certain implementing opinions in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, the VIE may need to adjust its teaching methods to accommodate a student body of a potentially wide competency range. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our and the VIE’s reputation and ability to continue to attract students.

If the VIE fails to help the students achieve their academic goals, student and parent satisfaction with its education services may decline.

The success of our and the VIE’s business depends on our and the VIE’s ability to deliver quality school experiences and help the VIE’s students achieve their academic goals. The VIE’s schools may not be able to meet the expectations of the students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. The VIE may not be able to provide education that is satisfactory to all of its students and their parents, and student and parent satisfaction with our services may decline. In addition, we cannot guarantee that the VIE’s students will be admitted to higher levels of education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from the VIE’s schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend the VIE’s schools. If the VIE ability to retain students decreases significantly or if the VIE otherwise fails to continue to enroll and retain new students, our and the VIE’s business, financial condition and results of operations may be materially and adversely affected.

We and the VIE face intense competition in the PRC education industry, and we and the VIE may fail to compete effectively.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We and the VIE compete with public schools and other private schools that offer similar programs in each geographic market where the VIE operates its schools. In particular, we and the VIE face significant competition from public schools and other private schools in Yunnan province, China. Although our and the VIE’s business model and cooperative relationship with local governments helped us and the VIE receive favorable regulatory treatments, we and the VIE may fail to compete effectively with public schools that may enjoy more substantial financial and policy support from the local governments. Additionally, our and the VIE competitors may adopt similar curriculums, school management approaches and marketing strategies, with different pricing and service packages that may be more appealing than the VIEs’ to students and parents in the relevant regions. Some of our and the VIE competitors might be able to dedicate more resources than we and the VIE can to the development and improvement of their schools and respond more quickly than we and the VIE can to the changes in student demands, testing materials, admission standards, market needs and new technologies. As such, the VIE may be required to lower its tuition and boarding fees or increase its spending in order to maintain its competitiveness and retain or attract students and qualified teachers or pursue new market opportunities. If we and the VIE are unable to successfully compete for new students, attract and retain competent teachers or other key personnel, maintain or increase the tuition level, enhance the quality of education services or maintain our and the VIE operations in a cost-effective manner, our and the VIE business and/or results of operations may be materially and adversely affected.

Our and the VIE’s business may be disrupted if we lose the services of our senior management and other key personnel.

Our continued success depends in part on the expertise and dedication of our senior management team and other key personnel. We rely on our and the VIE’s senior management and school administrators for the efficient and effective operation of the VIE’s schools and the execution of our business plans, which is vital for us to compete in the education industry. We may experience changes in our senior management in the future for reasons beyond our control. We may not be able to retain our directors, senior management, or other key management personnel, who might either join our competitors or start their own businesses that directly compete with us. If we lose one or more of our directors, senior management, or other key management personnel, we might not be able to hire qualified candidates to fill the gap in a timely manner and our business could be materially disrupted or otherwise adversely affected.

The VIE’s school premises and facilities are subject to extensive governmental approvals and compliance requirements.

The construction and usage of the VIE’s school premises requires various permits, certificates and approvals, including, for example, land use rights certificates, construction permits, public health permits and certificates for passing fire control assessments. As of the date of this annual report, the VIE leased two business premises for its schools and were provided with 12 business premises by governments pursuant to its cooperative arrangements with them. For premises the VIE leased from or were provided for use by local governments or entities associated with local governments, the lessors or premise providers failed to obtain the relevant land use rights certificates, construction planning approvals or construction permits, or failed to pass the relevant environmental protection verification, fire control assessment or inspection for completion of construction, or failed to provide us with the authorization to lease the premises. If the government authorities suspend the use of such premises or require measures to be taken to rectify the defects or any of the VIE’s lease agreements is invalidated due to the defects of such premises, or if any third party successfully challenges the VIE’s use of the affected premises, the operation of the affected schools could be interrupted and the VIE may need to relocate those schools, which would incur additional expenses and our and the VIE’s business and results of operations may be materially and adversely affected.

We and the VIE have also encountered, and may in the future encounter, problems in fulfilling the conditions precedent to the receipt of the permits, certificates and approvals for the VIE’s self-built premises. As of the date of this annual report, we and the VIE built four business properties for the VIE’s schools on the leased or provided premises. For the self-built school premises which the VIE have already put in use, the lessors or premise providers have not obtained the relevant land use rights certificates, construction planning approval or construction permits, or passed environmental protection verification, fire control assessment and inspection for completion of construction primarily because the lessors or premise providers failed to fulfill the conditions precedent to completing such procedures, and we may be subject to fines and/or temporary suspension of the usage of the affected school premises before the defects are rectified. If the lessors, premise providers, or we and the VIE ourselves are not able to rectify the defects in a timely manner, or fail to obtain requisite permits, certificates or approvals for campuses and school premises we and the VIE plan to develop in the future, we and the VIE may become subject to administrative fines and other penalties, which could disrupt our and the VIE’s business and cause us and the VIE to incur additional expenses.

A significant portion of the VIE’s schools are not in compliance with fire safety regulations.

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of the date of this annual report, the VIE leased two business premises for its schools, were provided with 12 business premises by governments pursuant to its cooperative arrangements with them, and built four business properties for its schools on the leased or provided premises. As the four business properties were built on the leased or provided premises, we the VIE do not control the ownership licenses of the business properties. As of the date of this annual report, the VIE has obtained fire safety permits or written evidence for passing the fire safety inspection for five of its schools. For the schools that the VIE has not obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings, it is primarily because the lessors or premise providers failed to fulfill the condition precedent to completing such procedures. We and the VIE have, however, arranged periodic inspections for all of the premises by third-party fire control assessment institutions and obtained verification reports that the VIE’s school premises have met the technical requirements for the fire safety inspections. We cannot assure you that the lessors, the premise providers or we ourselves would be able to obtain the fire safety permits, rectify the defects or otherwise fully comply with the relevant fire safety laws and regulations at all of the VIE’s current locations in a timely manner or at all. Given the relevant lessors or premise providers have the legal obligation to obtain fire safety permits or complete fire safety filings, we cannot assure you that such lessor or premise provider can meet the conditions precedents to obtaining such permits or completing such filings, over which we have little control. We and the VIE may be subject to orders to rectify within a specified period of time or to suspend operations for such non-compliance. As a result, we and the VIE may not be able to occupy certain of the VIE’s current locations and may be ordered to relocate our and the VIE’s operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our and the VIE’s business, results of operations and financial conditions.

Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our and the VIE’s business.

As of the date of this annual report, the VIE leased two premises and have been provided with 12 premises by governments pursuant to the VIE’s cooperative arrangements with a total gross floor area of approximately 821,259 square meters for its school operations. These school premises, including the associated school buildings and facilities, were developed and/or maintained by the VIE’s landlords or the providers. Accordingly, we and the VIE are not in a position to effectively control the quality, maintenance and management of such premises, buildings and facilities. In the event that the quality of the school premises, buildings and facilities deteriorates, or if any or all of our landlords or providers fail to properly maintain and renovate such premises, buildings or facilities in a timely manner, or at all, the operation of the VIE’s schools could be materially and adversely affected. In addition, if any of the VIE’s landlords terminates the existing lease agreements, refuses to continue to lease the premises to the VIE’s schools when such lease agreements expire, or increase rent to the level not acceptable to the VIE, or the providers refuse to continue to provide the premises for the VIE’s use, the VIE will be forced to relocate its schools to other locations, the VIE may not be able to find suitable premises for such relocation without incurring significant time and costs, or at all. If this occurs, our and the VIE’s business, results of operations and financial condition could be materially and adversely affected, and the VIE’s students, teachers and staff may also be negatively affected by such relocation.

We and the VIE did not receive from the lessors of some of the VIE’s leased premises copies of the title certificates or obtain proof of authorization to lease or provide the premises for the VIE’s use from land providers for certain of its school premises. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us, the VIE or its lessors or premise providers with respect to the defects in the VIE’s land use interests. However, if any of the VIE’s leases or cooperative arrangements is terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, while we and the VIE do not expect to be subject to any fines or penalties, the VIE may be forced to relocate the affected schools and incur additional expenses relating to such relocation, or we and the VIE may not be able to find suitable premises for relocation at all.

Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file the executed lease agreement with the relevant government authorities. As of the date of this annual report, all the lease agreements for the leased properties that we and the VIE occupy are not registered or filed. As advised by our PRC counsel, while the failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, the relevant real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines ranging from RMB1,000 to RMB10,000 for each non-registered lease. While we and the VIE have not been subject to any penalties or disciplinary action related to the failure to register the lease agreements, we cannot assure you that we and the VIE will not be subject to penalties or other disciplinary actions for past and future non-compliance. The failure to comply with the applicable PRC property laws and regulations regarding certain of our and the VIE’s leased premises may cause us and the VIE to make relocations and be subject to fines and suspension of business, which may materially and adversely affect our and the VIE’s business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for the VIE’s online education services in China.

As a supplement to conventional school programs, the VIE provides online education services on third-party platforms to the students on a complimentary basis. See “Item 4. Information on the Company—B. Business Overview—Online Education Services.” As advised by our PRC legal counsel, the launch of the courses developed by us on third-party online platforms and the use of the education resources available thereon by the VIE’s students and teachers do not involve any activities in relation to the provision of basic or value-added telecommunication services, and therefore the VIE is not required to obtain additional approvals, licenses or permits for the online education services it currently provides, except for those it already obtained.

However, we and the VIE may be required to apply for and obtain additional licenses or permits, or make additional registration and filings for the VIE’s online education services, as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. There can be no assurance that once required, we and the VIE will be able to obtain all the required approvals, licenses, permits and complete all necessary filings and registrations on a timely basis for the VIE’s online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we and the VIE fail to obtain required approvals, licenses and permits or complete necessary registrations and filings in a timely manner, we and the VIE may be subject to fines or suspension of the non-compliant operations, and the VIE may be forced to cease the provision of online education services in whole or in part, which could adversely affect the VIE’s overall teaching results and appeal to students.

Our and the VIE’s business is subject to seasonal fluctuations, which may cause our and the VIE’s operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of the ADSs.

We and the VIE have experienced, and expect to continue to experience, seasonal fluctuations in our and the VIE’s results of operations, primarily due to seasonal changes in service days, student enrollments and influence of the summer and winter breaks. The VIE generally requires students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. However, the timing of our recording of our costs and expenses do not necessarily correspond with the timing of our recognition of revenues. Our interim results, growth rates and profitability may not be indicative of our annual results or our future results, and our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. These fluctuations could result in volatility and adversely affect the price of the ADSs.

Termination of our cooperative relationship with Hebei Hengshui High School may adversely affect our and the VIE’s business.

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of the VIE’s schools to consistently adhere to. The VIE also has teachers with work experience at Hebei Hengshui High School to coach its teachers to ensure the consistent implementation of effective teaching methods within its school network. If the cooperation is terminated by Hebei Hengshui High School, or if any unforeseeable events cause us to terminate our cooperation with Hebei Hengshui High School, we and the VIE may be required to change the names of the VIE’s schools and may be unable to recruit additional high-quality teachers laterally from Hebei Hengshui High School and ensure the VIE’s overall teaching quality and the operation of the VIE’s education system could be materially and adversely affected.

Failure to adequately protect our and the VIE’s intellectual property could materially and adversely affect our and the VIE’s business.

Unauthorized use of any of our and the VIE’s intellectual property may adversely affect our and the VIE’s business and reputation. We and the VIE rely on a combination of copyright, trademark and trade secrets laws to protect our and the VIE’s intellectual property rights. Nevertheless, third parties may obtain and use our and the VIE’s intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We and the VIE may also need to resort to litigation and other legal proceedings to enforce our and the VIE’s intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we and the VIE will be able to enforce our and the VIE’s intellectual property rights effectively or otherwise prevent others from the unauthorized use of our and the VIE’s intellectual property. Failure to adequately protect our and the VIE’s intellectual property could materially and adversely affect our and the VIE’s brand name and reputation, business, financial condition and results of operations.

We and the VIE may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our and the VIE’s business and operations.

We cannot assure you that our and the VIE’s operations or any aspects of our and the VIE’s business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time, we and the VIE may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our and the VIE’s services or other aspects of our and the VIE’s business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us and the VIE in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us or the VIE, we may be forced to divert management’s time and other resources from our and the VIE’s business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we and the VIE were found to have violated the intellectual property rights of others, we and the VIE may be subject to liability for such infringement activities or may be prohibited from using such intellectual property, and we and the VIE’s may incur licensing fees or be forced to develop alternatives of our own. As a result, our and the VIE’s business, financial condition, results of operations and prospects may be materially and adversely affected.

We and the VIE may be involved in labor and employment related disputes and legal claims from time to time arising out of our and the VIE operations.

We and the VIE may, from time to time, be involved in labor and employment related disputes with and subject to such claims by school personnel and other employees. We cannot assure you that any of the labor and employment related legal actions will be resolved in our favor. We and the VIE may be subject to uncertainties as to the outcome of such legal proceedings, and our and the VIE’s business operations may be disrupted. Such legal or other proceedings involving us or the VIE may, among other impacts, incur significant costs, divert our management and other resources, disrupt our and the VIE’s business operations, draw negative publicity against us and the VIE, or damage our and the VIE’s reputation. As a result, our and the VIE’s business, financial condition and results of operations may be materially and adversely affected.

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the timing, possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuit on unfavorable terms. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, which could harm our results of operations and require us to incur significant expenses to defend the suit. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our and the VIE’s business or financial results.

Our and the VIE’s brand image, business and results of operations may be adversely impacted by students and employees’ misconduct and improper activities, many of which are beyond our control.

We and the VIE have limited control over the behavior of the VIE’s students, teachers and other employees. To the extent any improper behavior is associated with the VIE’s schools and education services, our ability to protect our and the VIE’s brand image and reputation may be limited. In addition, if any of the VIE’s students or employees suffer or allege to have suffered physical, financial or emotional harm following contact initiated in connection with the VIE’s education services, we and the VIE may face civil lawsuits or other liabilities initiated by the affected student and employees, or governmental or regulatory actions against us or the VIE. In response to allegations of illegal or inappropriate activities in connection with the VIE’s education services or any negative media coverage about us or the VIE, PRC governmental authorities may intervene and hold us and the VIE liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the education services provided by the VIE. As a result, our and the VIE’s business may suffer, and our and the VIE’s brand image, student base, results of operations and financial condition may be materially and adversely affected.

We and the VIE are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to the VIE’s students, which could harm our and the VIE’s reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our and the VIE’s business, financial condition and results of operations.

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

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could expose us and the VIE to liabilities and adversely affect our and the VIE’s reputation and business.

We and the VIE maintain records that include personal data, such as academic and medical records, address and family information. If the security measures we and the VIE use to protect personal data are ineffective due to a system failure or other reasons, we and the VIE could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we and the VIE could be held liable for the misuse of personal data, fraudulent or otherwise, by our and the VIE’s employees, independent consultants or third-party contractors.

We and the VIE could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our and the VIE’s ability to attract and retain students, harm our and the VIE’s reputation, and materially adversely affect our and the VIE’s business, prospects and results of operations.

Any health pandemics, including the recent outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our and the VIE’s business operations.

We and the VIE are vulnerable to health pandemics, including COVID-19, Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS) and other epidemics. For example, COVID-19 has significantly affected China and many other countries. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. Such disruption and the potential slowdown of China’s economy could have a material adverse effect on our and the VIE’s business, results of operations and financial condition.

In 2022, we experienced higher operating costs due to increased spending in COVID-19 related prevention and testing equipment. We paid additional subsidies for our staff working during irregular shifts to accommodate local preventive and partial lock-down measures. In addition, compared with 2020, we were required to pay higher corporate social insurance premiums. In 2022, the VIE’s schools experienced temporary closures due to the COVID-19 outbreak. Furthermore, the COVID-19 outbreak related traveling and gathering restrictions in China in had an adverse impact on the VIE’s student admission campaigns in 2021 and 2022. The VIE’s student admission officers had to rely on higher portion of video calls and online marketing measures, whereas the quality of student admission might be negatively affected. All of the foregoing impacts of COVID-19 outbreak could materially and adversely affect our and the VIE’s business, results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Major Factors Affecting Our Results of Operations—COVID-19 outbreak.”

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. Moreover, there has been and may continue to be an increase in COVID-19 cases in China, and as a result, we and the VIE experienced temporary disruption to our and the VIE’s operations where many of the VIE’s students, teachers and other staff were infected with COVID-19 in December 2022. Since 2023, as the COVID-19 pandemic has been largely contained in China, our and the VIEs’ daily operation has been mostly restored with necessary pandemic prevention measures in place. However, to the extent that future waves of COVID-19 disrupt normal business operations in China, we and the VIE’s may face operational challenges for providing services. The extent to which the COVID-19 pandemic impacts our and the VIE’s results of operations will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others. We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our and the VIE’s business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures.

In addition, other natural disasters and calamities, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events, could cause severe disruption of our and the VIE’s operations or those of our industry customers, which could materially and adversely affect our and the VIE’s business, results of operations and financial condition.

We and the VIE’s have limited insurance coverage with respect to our and the VIE’s business and operations.

We and the VIE are exposed to various risks associated with our and the VIE’s business and operations, and we and the VIE have limited insurance coverage. We and the VIE are exposed to risks including, among other things, accidents or injuries in the VIE’s schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We and the VIE do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our and the VIE’s resources, which may materially and adversely affect our and the VIE’s business, financial condition and results of operations.

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

Risks Related to Our Corporate Structure

If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we and the VIE could be subject to severe penalties, and our and the VIE’s business may be materially and adversely affected.

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in the PRC is extensively regulated and subject to numerous restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021)(the “2021 Special Administrative Measures”), foreign investors are prohibited from investing in primary and middle schools in the PRC for students in grades one through nine. High school is also restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to relevant regulations, the foreign investors invested in high schools must be foreign education institutions, with relevant educational qualification and high quality of education. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in Education in the PRC” for details. Accordingly, our wholly-owned subsidiary, Yunnan WFOE, in China is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle schools. In order to establish the structure for operating our business in China, we entered into a series of arrangements in which our wholly-owned subsidiary, Yunnan WFOE, receives full economic benefits from the VIE’s schools. Neither we nor our subsidiaries own any share in the affiliated entities, and investors may never hold equity interests in the Chinese operating companies. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” We expect to continue to rely on our contractual arrangements to operate our education business. As a result, investors face unique risks associated with our holding company structure. The contractual arrangements with the VIE have not been tested in court. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless.”

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

If our corporate structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, MOFCOM, which regulates the foreign investment in China, and the Ministry of Civil Affairs, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	revoking the business and operating licenses of us and/or the affiliated entities;

●	discontinuing or restricting any related-party transactions between us and/or the affiliated entities;

●	imposing fines and penalties, or imposing additional requirements for our operations which we or the affiliated entities may not be able to comply with;

●	revoking the preferential tax treatment available to us;

●	requiring us to restructure the ownership and control structure or our current schools;

●	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and our and the VIE’s business, financial condition, results of operations and prospects.

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

We have relied and expect to continue to rely on contractual arrangements with Long-Spring Education and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliate entities. Any failure by the affiliated entities, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company.

If we had direct ownership of Long-Spring Education, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long-Spring Education, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the affiliated entities and their shareholders or sponsors of their obligations under the contracts to exercise control over the affiliated entities. The shareholders or sponsors of the affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with Long-Spring Education. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. Therefore, our contractual arrangements with Long-Spring Education and its shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

If the imposition of government actions causes us to lose our right to direct the activities of the affiliated entities or our right to receive substantially all the economic benefits and residual returns from the affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the affiliated entities.

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

Any failure by the affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our and the VIE’s business.

The affiliated entities and their shareholders or sponsors may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. In addition, there might be a risk that the shareholders of the performing parties to the contractual arrangements may raise objections to the arrangements. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. For example, if the shareholders of Long-Spring Education were to refuse to transfer their equity interests in Long-Spring Education to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, our contractual arrangements provided that arbitrators may award remedies over the shares and/or assets of the affiliated entities in China, injunctive relief and/or winding up of the affiliated entities, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under PRC law, arbitrators have no power to grant injunctive relief and may not directly issue a provisional or final liquidation order to protect assets or equity interest involved in case of disputes. In addition, interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIE.”

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

Contractual arrangements between the affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and the affiliated entities are not conducted on an arm’s-length basis and adjust the income of the affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of the affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on the affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of the affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by the affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of the ADSs.

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

As an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

●	loans by us to the affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

●	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

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

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our and the VIE’s business.

Our revenues are all sourced from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for education services, especially for Gaokao and Zhongkao, which could harm our business. The governance, operation and management of the affiliated entities in the PRC are governed by the PRC Company Law, which was promulgated by the SCNPC in 1993 and last amended on December 29, 2023 (the “New Company Law”). The New Company Law will take effect from July 1, 2024 and introduces new requirements on capital contributions, corporate governance, liabilities of directors, supervisors and senior executives, protection of minority shareholders, share transfer and liquidation process, among others. The capital contribution of certain of the affiliated entities in China have not been fully paid. We and the VIE will pay the outstanding subscribed capital or take relevant measures to comply with the New Company Law and relevant regulations by June 30, 2027. To comply with the New Company Law, we may need to review our capital contribution liabilities and corporate governance for the affiliated entities in China. Our efforts to comply with changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 6.8% drop and a 3.2% growth in GDP for the first and second quarters of 2020, respectively, compared with the respective periods of 2019. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in the VIE’s schools, which in turn could reduce our revenues. The PRC government has implemented various measures to stimulate economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

Uncertainties with respect to the PRC legal system could have a material adverse effect on us and the VIE.

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

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual rights, property (including intellectual property) or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our and the VIE’s business and results of operations.

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

The economic and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. For example, on May 14, 2021, the PRC State Council promulgated the Implementation Rules, which have had significant impacts on our and the VIE’s business operations and our results of operations. See “—Risks Related to Our Business and Industry—Our efforts to be in compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our and the VIE’s business, financial condition, results of operations and prospect in the future.” Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on our and the VIE’s business operations and/or the value of our securities. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. The PRC government has also implemented certain measures in the past, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business, results of operations and financial condition. In addition, future pandemics outbreaks similar to COVID-19 may also trigger tightening controls, and have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for its products and adversely affect its competitive position.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities, which would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the affiliated entities’ compliance with such regulations or interpretations. For instance, the PRC government has significant discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. As such, our PRC subsidiaries and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Accordingly, any actions by the Chinese government in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert more oversight and control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our and the VIE’s ability to engage in the private education business, acquire private schools, or receive payments from the VIE and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

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

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Law on Promoting Private Education, the Implementation Rules and other relevant laws and regulations are affected by many factors, including whether the VIE’s schools are characterized as for-profit or non-profit schools, the profitability of the VIE’s schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Yunnan WFOE, which in turn depends on the service fees paid to Yunnan WFOE from the affiliated entities. Yunnan WFOE has respectively entered into exclusive management services and business cooperation agreements with the affiliated entities and each of the shareholders of Long-Spring Education, pursuant to which Yunnan WFOE has the exclusive right to provide comprehensive technical and business support services to the affiliated entities. As advised by our PRC counsel, as of the date of this annual report, except for the Affected Entities, our right to receive the service fees from the VIE’s schools and other affiliated entities did not, to our knowledge, contravene any PRC laws and regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of the VIE’s schools under the PRC laws and regulations then in force.

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

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related parties. As a result, the clause or provision of the exclusive management services and business cooperation agreements, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021. Since September 1, 2021, we and the VIE have ceased our transactions with the Affected Entities, to the extent practicable. However, to keep these private schools providing compulsory education open, the VIE continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operation, which are key to the normal daily operation of these schools. As date of this annual report, schools providing compulsory education that the VIE continues to provide services to have not received any further rectification requirements or penalty notices from the relevant competent authority, and we are currently unable to assess, with any certainty, the risks of penalty associated with our continued provision of such essential services. We are continuously assessing the impact of relevant regulations on our and the VIE’s business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements.

In particular, the enforcement of our contractual arrangements may be challenged, and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our and the VIE’s business expansion and may further adversely affect our and the VIE’s business operations and results of operations. See “—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we and the VIE could be subject to severe penalties, and our and the VIE’s business may be materially and adversely affected.”

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

Our current auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and is headquartered in Singapore, is a firm registered with the PCAOB, and was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our trading or future offering of our securities in the United States, and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as they relate to the audit of our financial statements. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our Company is inaccessible for inspection by the PCAOB or if the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our shares could be prohibited under the HFCAA, and, as a result, our shares could be suspended or prohibited from trading in the OTC market.

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

In the past we had engaged certain Chinese affiliates of the “big four” accounting firms as our independent registered public accounting firm. While we did not do so for the fiscal year ended December 31, 2023, we cannot assure you that we will not engage or otherwise rely on their audits in the future. If the accounting firm we engage were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the quoting of our ordinary shares on the OTC market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our and the VIE’s business, as we and the VIE routinely collect and store data during the business conduct.

We and the VIE routinely collect and store data during our operations. We and the VIE store basic personal information such as students’ name, age, birthday and other personal information, and use such data for the purposes of facilitating students in the examination application and national census and statistics related reporting process only. We and the VIE are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On December 28, 2021, the Cyberspace Administration of China jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder.

As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CAC or any other PRC governmental authorities that have jurisdiction over our operations. Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

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

Furthermore, based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, based on the facts that, (1) the Measures for Cybersecurity Review (2021) and the Personal Information Protection Law were newly adopted, and the implementation and interpretation of both are subject to uncertainties, and (2) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

We cannot predict the impact of these new laws and regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. Therefore, it remains uncertain whether the proposed measures will be applicable to our business, or whether the future regulatory changes would impose additional restrictions on companies like us. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions. As a result, we and the VIE may be required to upgrade or change our service offerings and other aspects of our business to comply with such laws and regulations.

We and the VIE have adopted various measures to ensure compliance with privacy and data protection regulations. However, our security control may not prevent the improper leakage of personal data and confidential information. Additionally, we cannot assure you that we and the VIE will be able to address any vulnerabilities in our systems that we may become aware of in the future. In particular, we and the VIE could be subject to attacks on our systems by external parties or fraudulent or inappropriate behaviors by our employees, third-party providers or other business partners. Third parties may also gain access to our data using computer malware, viruses, spamming, phishing attacks or other means. A security breach that leads to leakage of data and information of our users, even though anonymized, could still subject us to legal liabilities, regulatory sanctions, reputational damage and loss of user confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable data privacy and protection laws and regulations in China, and subject us to regulatory actions, investigations or litigations. Even if these actions, investigations or litigations do not result in any liability to us, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Potential risks related to our collection and use of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See “—Risks Related to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations in China” for risks associated with investing in us as a Cayman Islands company.

The discontinuation of any preferential tax treatment currently available to us, in particular the tax exempt status of the VIE’s schools, could materially and adversely affect our results of operations.

Prior to the Private Education Law taking effect on December 29, 2018, private schools for which the school sponsors do not require returns are eligible to enjoy the same preferential tax treatment as public schools according to the Implementation Rules of the Law on Promoting Private Education. Pursuant to the Private Education Law, a non-profit private school may enjoy the same preferential tax treatments as public schools in accordance with the relevant PRC laws and regulations. The VIE’s school sponsors have registered Xinping Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School and Yangling Hengshui Experimental Secondary School as for-profit private education institutions and have registered Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Qiubei Long-Spring Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, and Mengla Long-Spring Experimental Secondary School as non-profit private schools. The VIE has not made decisions to register some of its schools as for-profit or non-profit schools as it is currently in the transition period during which no registration election is required. There is a possibility that the PRC government may promulgate relevant tax regulations that will eliminate such preferential tax treatment, or the local tax bureaus may change their policy, in each such case, we and the VIE will be subject to PRC enterprise income tax going forward. The discontinuation of any preferential tax treatment currently available to us or the VIE, or the determination of any of the relevant tax authorities that any of the preferential tax treatment we and the VIE have enjoyed or currently enjoy is not in compliance with the PRC laws would cause our effective tax rate to increase, which would increase our tax expenses and reduce our net profit.

We may be subject to potential tax penalty and surcharge for the enterprise income tax payable in PRC.

As of the date of this annual report, the VIE’s 16 schools have not paid enterprise income tax for revenues generated from formal education services and three of these schools and another one school have not paid enterprise income tax for revenues generated from informal education services, among which the VIE has obtained confirmation letters from or conducted interview with the PRC tax authorities for six of these schools to confirm that such schools are not required to pay enterprise income tax. As of the date of this annual report, the VIE has not obtained confirmation letters from the PRC tax authorities for the remaining four schools, and the VIE may be subject to additional tax liabilities if deemed payable by the relevant PRC tax authorities. If any of the VIE’s schools is deemed to have failed to pay enterprise income tax within the prescribed time limit, it may be subject to tax penalty and related surcharges, and our and the VIE’s business, financial condition and results of operations could be materially and adversely affected.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the VIE to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to meet our currency demand. See “Introduction—Cash and Asset Flows through Our Organization.”

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Long-Spring Education, in turn depends on the service fees paid by the affiliated entities. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on Promoting Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, at the end of each fiscal year, each of the VIE’s schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, the VIE’s schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and the VIE’s schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on Promoting Private Education and Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”) adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our and the VIE’s business, financial condition and results of operations.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. However, certain of the affiliated entities did not make adequate social insurance and housing fund for certain employees. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our and the VIE’s employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we or the VIE have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing funds. If we or the VIE are deemed to have violated relevant labor laws and regulations, we and the VIE could be required to provide additional compensation to employees, and our and the VIE’s business, financial condition and results of operations will be adversely affected.

Under the PRC Tort Law, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their employment. Entities that engage dispatched laborers shall bear tortious liability for any injury or damage caused to other people by such dispatched laborers in the course of their work and during the dispatch period, and the dispatching party shall bear corresponding supplementary liabilities if it is at fault. If workers on the VIE’s platform are deemed as its employees or dispatch employees by courts or arbitral tribunals, the VIE shall bear the responsibilities accordingly.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our and the VIE’s employment practices may not be at all times be deemed in compliance with the regulations. As a result, we and the VIE could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Labor contract laws in China may adversely affect our results of operations.

The current PRC Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we and the VIE decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain the copies of register of members of these companies (other than the memorandum and articles of associations, any special resolutions passed by such companies and the register of mortgages and charges of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of these companies (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, we and the VIE conduct our and the VIE’s business operations in China, and all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in China, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income for such taxable year or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents). Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based on the market price of our ADSs and the value and composition of our assets, we do not believe we were a PFIC for the taxable year ending December 31, 2023, although there can be no assurance in this regard. The determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and our determination about whether our assets, including our prepaid expenses, generate passive or active income. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and is likely to continue to be volatile). Among other factors, if our market capitalization continues to decline or does not increase, we may be classified as a PFIC for our current taxable year ending December 31, 2024 or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. As such, we cannot assure you that we will not be a PFIC for the current or any future taxable year. If we are classified as a PFIC for any year, we generally would continue to be treated as a PFIC for all succeeding years for U.S. federal tax purposes.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to any U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) of our ADSs or ordinary shares. For example, if we are a PFIC, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for our 2024 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

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

In September 2022, our board of directors approved a cash dividend of US$0.0146 per ordinary share (US$0.0437 per ADS). The amount of cash dividends distributed was approximately US$1.24 million in total, net of 10.0% withholding tax. The dividends were paid in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022.

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

We, together with the VIE, trace our history back to August 2012 when the VIE established its first school to provide after-school tutoring services. The VIE has since developed a network of 25 schools for continuing operations, offering 14 high school programs and two tutorial school programs for Gaokao repeaters, and nine school management service programs as of December 31, 2023. In addition, the VIE has also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2023, the VIE had 19,852 high school students (including Gaokao repeaters) across its school network, and 12,076 public school students at schools to which it provides management services, for our continuing operations. We and the VIE are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of December 31, 2023, the VIE had a total of 1,814 teachers in its schools for our continuing operations, 99.2% of whom had a bachelor’s degree. As of the same date, the VIE had a total of 55 principals and deputy principals across its school network for our continuing operations, who are responsible for the strategic development and operation of schools. We and the VIE are committed to investing in the VIE’s teachers and principals and offer them opportunities to grow with us. The VIE has designed systematic training courses and established a comprehensive internal training system to assist its teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We and the VIE have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. The VIE’s partners typically contribute the land and school facilities. The VIE’s government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, the VIE provides educational resources, teachers and staff, and school management expertise. The VIE’s services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. The VIE currently operate 12 schools pursuant to cooperative arrangements with local governments. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our and the VIE’s proven track record, our and the VIE’s ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate the VIE’s schools has created strong entry barriers and underpins our and the VIE’s long-term growth. The VIE has also cooperated with the local governments and private school operators to provide management services for nine schools in Yunnan province, Henan province, Guizhou province, and Shandong province for annual management service fees. In addition to collaborating with local governments, The VIE currently operates two schools by either leasing lands from or collaborating with third parties. The VIE’s synergistic relationship with third parties allows it to launch new schools with relatively lower upfront capital expenditures.

We and the VIE have also developed a standardized and centralized school management system. We and the VIE have devised a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we and the VIE require all of its schools to consistently adhere to. Our and the VIE’s standardized and centralized management model allows us and the VIE to secure control over key resources, including teaching methods, education contents and school management experience, making our and the VIE’s business success highly replicable and scalable.

For our continuing operations, our revenues were RMB337.3 million, RMB342.5 million and RMB266.3 million (US$37.5 million) in 2021, 2022 and 2023, respectively. Our net income was RMB52.7 million and RMB38.4 million in 2021 and 2022, respectively. We recorded net loss of RMB70.6 million (US$10.0 million) in 2023. Our adjusted net income was RMB52.7 million and RMB38.4 million in 2021 and 2022, respectively. We recorded adjusted net loss of RMB18.6 million (US$2.6 million) in 2023.

The VIE’s Schools and Programs

The VIE operates a network of 25 schools located in Yunnan province, Shaanxi province, Henan province, Guizhou province, and Shandong province, offering 14 high school programs and two tutorial school programs for Gaokao repeaters, and nine school management service programs as of December 31, 2023.

The following map sets forth the geographical locations of the VIE’s schools and the schools to which the VIE provided management services as of December 31, 2023.

The following table sets forth the student enrollment, capacity and utilization rate of the VIE’s schools as categorized by the type of schools (including the schools to which the VIE provided management services).

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,			As of December 31,			As of December 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023
High schools	15,613	16,265	17,753	29,895	28,360	28,860	52.2%	57.4%	61.5%
Tutorial schools	1,359	1,071	1,147	2,701	2,000	1,700	50.3%	53.6%	67.5%
School management service programs	2,735	8,487	13,028	—	—	—	—	—	—
Total	19,707	25,823	31,928	32,596	30,360	32,360	52.1%	57.1%	61.8%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity.

The following table sets forth certain key information about the VIE’s schools and the schools to which the VIE provided management services.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
High Schools	date of operation	Location	programs	2021	2022	2023	2023
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	High School	1,218	1,465	1,485	1,480
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	High School	1,230	1,159	915	1,500
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	High School	1,038	941	883	1,580
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	High School	1,363	696	306	1,450
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	High School	2,161	1,601	1,687	3,800
Yunnan Yuxi Hengshui Experimental Secondary School	September 2017	Yuxi, Yunnan	High School	3,210	3,083	3,097	3,480
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	High School	497	370	175	860
Xinping Long-Spring Advanced Secondary School	September 2019	Yuxi, Yunnan	High School	1,314	1,746	1,880	1,780
Xishuangbanna Long-Spring Experimental Secondary School	September 2020	Jinghong, Yunnan	High School	640	678	829	850
Qiubei Long-Spring Experimental Secondary School	September 2020	Qiubei, Yunnan	High School	547	910	1,022	1,200
Wenshan Long-Spring Experimental Secondary School	September 2020	Wenshan, Yunnan	High School	580	874	1,498	2,880
Zhenxiong Long-Spring Advanced Secondary School	September 2020	Zhenxiong, Yunnan	High School	648	954	1,813	4,500
Mengla Long-Spring Experimental Secondary School	September 2020	Mengla, Yunnan	High School	1,167	1,788	1,901	3,000
Yangling Hengshui Experimental Middle School	September 2023	Yangling, Shaanxi	High School	-	-	262	500

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
Tutorial Schools	date of operation	Location	programs	2021	2022	2023	2023
Hengshizhong Education Tutorial School	July 2019	Kunming, Yunnan	Tutorial School	1,174	611	915	800
Shaanxi Hengshi Tutorial School	September 2021	Yangling, Shaanxi	Tutorial School	111	324	232	900

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
School Management Service Programs	date of operation	Location	programs	2021	2022	2023	2023
Zunyi Huichuan Secondary School	August 2021	Zunyi, Guizhou	High School	457	677	952	N/A
Xishuangbanna Long-Spring Experimental Secondary School	August 2022	Kunming, Yunnan	Middle School	875	696	694	N/A
Yuanjiang County District High School	August 2022	Yuxi, Yunnan	Middle School and High School	1,860	1,657	1900	N/A
Shangcai County District High School	August 2023	Zhumadian, Henan	Middle School and High School	—	2,458	3307	N/A
Luoping County District High School	August 2023	Qujing, Yunnan	Middle School and High School	—	3,399	3,366	N/A
Honghe Long-Spring Experimental Secondary School	August 2023	Honghe, Yunnan	High School	—	277	547	N/A
Mengzi Long-Spring Experimental Secondary School	August 2023	Mengzi, Yunan	High School	—	—	790	N/A
Anshun Long-Spring Experimental School	August 2023	Anshun, Guizhou	Middle School and High School	—	—	1,337	N/A
Qingdao Jimo Foreign Languages School	August 2023	Qingdao, Shandong	Middle School and High School	—	—	135	N/A

As part of the VIE’s cooperation with local governments of communities, the VIE admits a certain number of local students on behalf of the government as publicly-sponsored students. As of December 31, 2021, 2022 and 2023, the number of publicly-sponsored students in the VIE’s schools for our continuing operations was 7,993, 8,293 and 7,780, respectively, accounting for 47.1%, 47.8% and 41.2% of the VIE’s total students for our continuing operations as of the same dates. The VIE allows publicly-sponsored students to pay lower tuition, typically at the level of public schools, and receive price difference or other forms of support from local governments for such publicly-sponsored students.

The VIE has cooperated with certain local governments and private school operators in China to provide management services for schools, including the followings.

●	Cooperation with a private school operator in Zunyi, Guizhou province since August 2021, to provide management services for Zunyi Huichuan Secondary School, a local private school.

●	Cooperation with the local government of Xishuangbanna, Yunnan province since September 2020, to provide management services for Xishuangbanna International Resort District Middle School, a local public school.

●	Cooperation with the local government of Yuanjiang county, Yunnan province since August 2021, to provide management services for Yuanjiang County District High School, a local public school.

●	Cooperation with the local government of Honghe autonomous prefecture and Luoping county, respectively in Yunnan province since August 2022, to provide management services for Honghe Long-Spring Experimental Secondary School, a local private school, and Luoping County District High School, a local public school.

●	Cooperation with a private school operator in Shangcai county, Henan province since August 2022, to provide management services for Shangcai District High School, a local private school.

●	Cooperation with the local government of Honghe autonomous prefecture, Yunnan province since August 2023, to provide management services for Mengzi Long-Spring Experimental Secondary School, a local private school.

●	Cooperation with a private school operator in Anshun county, Guizhou province since August 2023, to provide management services for Anshun Long-Spring Experimental School, a local private school.

●	Cooperation with a private school operator in Qingdao, Shandong province since August 2023, to provide management services for Qingdao Jimo Foreign Languages School, a local private school.

The VIE’s high schools

The VIE operates 14 high schools in Yunnan province and Shaanxi province with a total of 17,753 students, and 1,338 teachers and supporting staff as of December 31, 2023.

All of the VIE’s high schools are boarding schools, and the VIE has implemented strict daily study schedules on the students, aimed to improve their intellectual and well-rounded development.

Curriculum design

The VIE’s high schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Mandatory courses at our high schools include Chinese, mathematics, English, physics, chemistry, biology, history, geography, politics, music, sports, arts, student psychology and information technology. In addition to government-mandated core curriculum, the VIE also delivers supplemental courses to enrich the interests and dimensions of our students. The VIE offers over 20 elective courses and extracurricular activities at our high schools, including model airplane crafting, soilless cultivation, martial arts, African drums, start-up simulation, electric engineering mini-lab, Chinese literature, robotic engineering, law, music and drawing, as well as various sports courses and foreign languages courses. The VIE uses course materials written and compiled by our centralized curriculum development team for our elective courses, and exercise close supervision and offer generous support to students attending our extracurricular activities.

Academic assessment and achievement

The final grades for students in the VIE’s high schools for each course represent a combination of written and oral exam results, class participation, and grades for quizzes, reports and homework assignments. The VIE conduct formal written and oral exams on a monthly basis, in addition to mid-term and final exams. The VIE sometimes participates in city-wide and regional mid-term and final exams where students from all schools in the community use the same set of exam questions.

Trained with standardized teaching methodologies and centrally designed curricula and course materials, the VIE’s students consistently achieve outstanding academic results. Many graduates were admitted into first-tier universities in China and the world, including among others, Tsinghua University, Peking University, Zhejiang University, Shanghai Jiao Tong University, Fudan University, University of College London, University of Edinburgh and University of Melbourne.

Bilingual programs

The VIE has established Chinese-English bilingual programs at Yunnan Long-Spring Foreign Language Secondary School for students interested in pursuing higher education overseas. The VIE has implemented a dual-track parallel education system which allows students to access both Australian and Chinese curricula and to choose between domestic and overseas higher education. For the VIE’s Australian program, its three-year curriculum consists of six modules, including South Australian international high school curriculum module, Chinese high school curriculum module, academic English curriculum module, overseas school application preparation module, extracurricular activities module, and school-based elective curriculum module. For the VIE’s South Australian international high school curriculum module, the VIE entered into various cooperative arrangements with the SACE Board of South Australia, an independent statutory authority of the South Australian government, to provide curricula that meet the requirements of South Australian Certificate of Education, or SACE, an internationally recognized qualification that paves the way for its graduates to gain admissions into overseas universities with greater ease. The VIE’s cooperation with the SACE Board of South Australia enables it to offer education service and deliver curricula to the students in the same way and at the same quality as high schools in South Australia.

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

The VIE’s tutorial schools

The VIE operates two tutorial schools in Yunnan province, and Shaanxi province, dedicated to providing full-time education to train Gaokao repeaters who wish to improve their performance in their second Gaokao attempt. As of December 31, 2023, the VIE’s tutorial schools had 1,147 students, and 23 full-time teachers and supporting staff, with a number of part-time teachers and staffs shared with high school programs. The VIE generally require enrolled students to live in student dormitories during their course of study.

Curriculum design

The VIE’s tutorial schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Students enrolled in our tutorial schools typically have a singular educational goal, which is to achieve improved academic performances on their second Gaokao attempts. Therefore, the VIE’s curriculum places a heavier emphasis on Gaokao subjects. Apart from Chinese, mathematics and English, which are mandatory exam subjects for all students, the VIE also offers courses on political science, history and geography to students pursuing the social sciences track, and physics, chemistry and biology to those pursuing the natural sciences track.

Academic assessment and achievement

The VIE’s tutorial schools organize formal monthly exams and final exams at the end of each semester. The monthly exams and final exams simulate the real Gaokao by using the same exam papers, exam time, and adopting the same grading standards. Compared to high schools in the VIE’s network, tutorial schools focus more on adopting monthly and final exams as means to assess student performances, instead of using homework assignments, quizzes or other forms of informal assessments.

In addition, the VIE also participates in regional and city-wide standard exams which simulate the exam structure and competitiveness of Gaokao. These cross-school assessments offer students a better understanding of their competitiveness among students both within and outside its school network against whom its students must ultimately compete in the real Gaokao. The VIE was able to help over 85.8% of its students raised points in their second Gaokao attempt in 2023 through one-year tutoring with us, as compared to their initial Gaokao scores in 2022.

The VIE’s school management service programs

Leveraging our and the VIE’s established brand recognition and proven track record in school operation, the VIE serves public or private schools which are in need to improve their school operation efficiency. Its services are tailored to the unique needs of the specific school in light of its local conditions. The VIE provides services primarily in five key areas, including student admission, teacher training, academic guidance, catering and lodging management, and teaching materials supply services. As of December 31, 2023, the VIE operated nine school management service programs in Yunnan province, Guizhou province, Henan province and Shandong province. As of December 31, 2023, under its school management service programs, the VIE had 13,028 students under management, and 453 teachers and supporting staff providing services.

For student admission service, the VIE works as consultants to the local school’s recruitment team to provide guidance on marketing through various media formats, communication with students and parents, and the proper procedures in applying for relevant governmental approvals. For teacher training, the VIE provides both online and offline training programs to the local school teachers, sharing experience in curriculum design, test design and other lecturing practices. For academic guidance, the VIE sends out accredited teachers to participate in semester-long exchange programs. The VIE’s teachers teach and lead key classes to guide both local students and their teachers with its refined curriculum contents and design. For catering and lodging management, the VIE provides management services related to cafeteria, lodging, landscaping and other operational services. In addition, the VIE also supplies teaching materials to their schools, including its test preparation books and other student related study materials.

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

As of December 31, 2023, the Affected Entities included ten middle schools in Yunnan province and Shaanxi province with a total of 6,905 students and 570 teachers.  The following table sets forth the student enrollment, capacity and utilization rate of the schools of our discontinued operations.

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,			As of December 31,			As of December 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023
Middle schools	9,552	8,434	6,905	11,750	12,133	12,133	81.3%	69.5%	56.9%

(1)	School utilization rate is calculated by dividing student enrollment with school capacity.

The following table sets forth certain key information about each of the schools of our discontinued operations.

				Student enrollment			School capacity
	Commencement		Education	As of December 31,			As of December 31,
Schools	date of operation	Location	programs	2021	2022	2023	2023
Kunming Xishan Long-Spring Experimental Secondary School	September 2014	Kunming, Yunnan	Middle School	1,064	938	807	963
Kunming Chenggong Long-Spring Experimental Secondary School(1)	September 2015	Kunming, Yunnan	Middle School	1,786	1,681	1,525	2,030
Yiliang Long-Spring Experimental Secondary School	September 2016	Kunming, Yunnan	Middle School	1,436	1,320	1,171	1,500
Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	Middle School	1,748	1,208	—	1,800
Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	Middle School	1,466	961	444	2,440
Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	Middle School	750	541	154	700
Xinping Hengshui Experimental Middle School	September 2019	Yuxi, Yunnan	Middle School	980	912	881	1,000
Zhenxiong Long-Spring Advanced Secondary School	September 2020	Zhenxiong, Yunan	Middle School	—	116	748	500
Shaanxi Hengshui Experimental Middle School	September 2021	Xianyang, Shaanxi	Middle School	—	757	1,175	1,200

The VIE’s Online Education Services

As a supplement to conventional school programs, the VIE provides online education services on third-party platforms to students on a complimentary basis. Since 2018, the VIE has collaborated with third parties to build its online learning platform to implement online classes during school holidays, provide online tutorials relating to college admission and online trainings for students participating in competitions. The VIE’s online learning platform also connects parents with teachers and schools to enhance parent involvement.

During the COVID-19 outbreak, the VIE expanded its online courses based on its online learning platform. For example, the VIE provides online tri-teacher lectures to promote online educational resources sharing and synchronous teaching for the students from different locations within its school network. In its online tri-teacher lectures, the VIE invites external education consultants and experts to provide interdisciplinary online lectures to inspire students. In collaboration with these consultants and experts, the VIE’s teachers prepare the course materials and live-stream the courses to students. In this process, the VIE’s teachers also ensure the implementation of teaching plans, instruct students with their after-class exercises to supervise the progress of their study plans and offer guidance to the moral development of students. The VIE’s teachers for graduating classes in our high schools recorded a series of courses to assist the self-study of our graduating high school students during the winter break. The VIE also provided graduating high school students with guidance in college admission and college major selection through its online tutorials. In addition, the VIE collaborated with People’s Daily Online to produce a live broadcast entitled “The Same Class” to share the knowledge of COVID-19 prevention and control and the arrangement of online teaching during the extended winter break for all of its students, their parents and its employees.

The VIE’s online education services have become an important enhancement to its schools and programs to diversify its teaching methods, encourage independent learning and enhance parent involvement. The VIE currently provides online education services and online tri-teacher lectures for nine of its schools, specifically Qiubei Long-Spring Experimental Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Xishuangbanna Long-Spring Experimental Secondary School, Mengla Long-Spring Experimental Secondary School, Xinping Long-Spring Advanced Secondary School, Yunnan Yuxi Hengshui Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Wenshan Long-Spring Experimental Secondary School and Yuanjiang County District High School. The VIE has eight schools offering all the courses and one school offering a majority of the courses. For the online tri-teacher lectures provided at these schools, the VIE cooperates with many external education consultants and experts who graduated from Peking University or Tsinghua University with more than ten years of work experience on average and in-depth knowledge in the area of secondary education. These external education consultants and experts provide online lectures and are responsible for a total of 2,200 students at these schools as of December 31, 2023. Leveraging its online learning platform and the application of information technology, the VIE has optimized our staff costs incurred at the relevant schools.

The VIE’s experience in offering online education services allows it to provide high-quality and effective education services and promote educational resources sharing. The VIE may cooperate with other online education service providers to deliver high-quality online courses to aspiring students in China, especially in Western China and other regions with relatively inadequate high-quality public educational resources.

Cooperative Arrangements with Third Parties

We and the VIE have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. The VIE’s partners typically contribute the land and school facilities. The VIE’s government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise Pursuant to the VIE’s cooperative arrangements with local governments, the VIE admits a certain number of local students on behalf of the government as publicly-sponsored students. These students pay tuition typically at the level of public schools, lower than the normal tuition the VIE charges, and the VIE receives the tuition difference or other forms of support from local governments. The VIE believes the local governments are willing to cooperate with it because of its ability to provide high-quality educational resources to the local community as well as its strong management expertise and solid reputation. The VIE’s services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area.

The VIE has established stable cooperative relationships with several local governments, which have an average term of approximately 16 years. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments. As such, we believe that, with our proven track record, our and the VIE’s ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate schools has created strong entry barriers and underpins our and the VIE’s long-term growth.

In addition to collaborating with local governments, the VIE currently operates two schools by leasing lands from third parties. The VIE expects to launch or provide management services for new schools in the second half of 2024, including high schools and vocational schools. The VIE’s synergistic relationship with third parties allows it to launch new schools with relatively lower upfront capital expenditures.

The VIE’s School Management System

Standardization

The VIE has developed a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which the VIE requires all of its schools to consistently adhere to. These measures and protocols generally set out key operating procedures on topics such as curriculum design and delivery, student admission and administration, teacher training, parent communication, logistics, student affairs, finance, human resources, internal control and quality control.

For example, the VIE adopted a set of standardized teaching protocol named the “Three-Three-One Teaching Method,” pursuant to which teachers follow a seven-step streamlined teaching protocol to offer education services related to student motivation (Guide and Think), course delivery (Discuss and Present), and student feedback (Comment, Test, and Practice). Other teaching methods include the “Five-step Review Process,” which helps students review course materials efficiently. These standardized measures play a critical role in assisting the VIE’s school management teams in monitoring and supervising the various aspects of the schools’ daily operations. The VIE’s school management teams apply standardized guidelines designed for each aspect of school operations, and are required to report the results generated from the application of these standardized guidelines to the senior management team on a regular basis via teleconferences or in-person meetings.

Centralization

The VIE has assembled experienced teaching talents in its centralized curriculum development team to prepare curriculum offerings and course materials, which are adopted by every school in its network. By centralizing curriculum development activities, the VIE ensures the consistency of quality of its education service across all schools within its school network.

The VIE’s centralized school management system also encompasses its centralized oversight and implementation of strict quality control measures. Since 2017, the VIE has established nine management centers: (1) Center for School Supervision, (2) Information Center, (3) Center for Curriculum Reform and Development, (4) Center for Admission and Graduation, (5) Center for Teaching Materials, (6) Center for Student Development, (7) Center for Teacher Development, (8) Center for Three-Three-One Teaching Method Research, and (9) Center for Online Tri-Teacher Lectures. Each center is headed by seasoned professionals with extensive experience in their respective areas of expertise. These centers ensure that the VIE’s schools are under effective and efficient management according to its standardized operating measures and protocols.

The VIE’s standardized and centralized management model also allows it to secure control over key resources, including teaching methods, education contents and school management experience, making its business highly replicable. We believe that the VIE’s standardized and centralized management system enables it to quickly ramp up newly opened schools which often lack know-hows and talents to independently achieve the operational results and student academic performances of established schools. Unified application of our standardized and centralized measures and protocols also preserves its culture and teaching methods in the newly opened schools and is also conducive to efficiently achieve success in school operations and student academic performances.

In April 2018, the VIE established Long-Spring Educational Science and Research Academy to manage all of its schools, develop and implement corporate strategies, design and optimize our education service offerings, train teachers, and discharge other managerial functions. The Long-Spring Educational Science and Research Academy also established several teaching research groups and course preparation groups to develop standardized course materials and teaching methods in order to maintain consistent teaching quality of its education programs across all schools in its network.

Digitization

The VIE’s school management system also features the concept of “digital campus” where the VIE digitizes various activities of campus administration and streamline every process of school operations. We believe that our investment in educational technology distinguishes us from education service providers who only observe traditional school management and teaching methods. We also believe that by pursuing and developing alternative school management and teaching methods, we and the VIE are better equipped to face the challenges in the marketplace, capitalize on new opportunities and deliver higher quality education services.

The VIE’s Students

The VIE primarily admits students from local communities where its schools are located. The number of students the VIE admits is largely limited by the quota set by national, provincial, and local education authorities. For its high schools, the quotas are generally based on the governments’ evaluation of the capacity of each of the VIE’s schools.

The VIE has implemented a selective admission process for applicants to all of its schools. The VIE’s high schools participate in the unified admission procedure administered by local education authorities and generally admit middle school graduates who applied for its schools through the unified admission procedure and who reach or exceed its required Zhongkao exam scores. The VIE’s tutorial schools generally admit high school graduates who obtained its required scores in their first Gaokao attempt but decided to try again in the following year instead of applying for colleges immediately.

Each of the VIE’s high school is staffed with admission managers who are deeply involved in its student admission processes, and are generally responsible for conducting market research and attending various admission and marketing training programs, and preparing promotional materials. The VIE also has an admission hotline dedicated to answering any questions applicants may have about its schools and programs.

The VIE’s Teachers

The VIE has an excellent and committed team of teachers. The VIE’s teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help students achieve satisfactory exam results. As of December 31, 2023, the VIE had a total of 1,814 teachers in its schools for our continuing operations, 99.2% of whom had a bachelor’s degree. The VIE requires all its teachers of high schools and tutorial schools to obtain the qualifications required by PRC regulatory authorities. The VIE also has teachers with work experience at many nationally well-regarded secondary schools in China, to coach its teachers to ensure the consistent implementation of effective teaching methods within its school network.

The VIE has a professional and dedicated team of principals, who are responsible for the strategic development and operation of its schools. In addition to lateral hiring of experienced principals, many of the VIE’s school principals have grown with it and have acted in several capacities within its school network, often starting as teachers. As of December 31, 2023, the VIE had a total of 55 principals and deputy principals across its school network for our continuing operations, among whom eight principals had a master’s or higher degree. As of the same date, 11 of the VIE’s high school principals were recognized as Advanced Secondary School Teachers.

Teacher recruitment

As a part of the VIE’s centralized management system, the VIE has established the Center for Human Recourses which is in charge of recruiting teachers and ensuring the overall teaching quality of the newly recruited teachers. The VIE recruits both college graduates and experienced teachers. Candidates without prior teaching experience must hold a minimum of bachelor’s degree in the subject area they intend to teach, and score higher than the tier-1 university cutoff score in Gaokao. Experienced teachers must hold a minimum of bachelor’s degree in the subject they intend to teach, and bear the recommendations of reputable schools. The VIE’s Center for Human Resources evaluates their teaching skills and ethics through trial lectures.

To recruit top college graduates, the VIE organizes on-campus job fairs and post job openings online. The VIE has also cooperated with reputable universities to ensure a steady supply of high-quality teachers for its high schools. For example, the VIE currently intends to recruit 230 teachers, with at least 30% holding a master’s degree or above, from universities designated under the national Double First Class University Plan in China by 2024. The VIE has also designated top-tier universities, including among others, Peking University, Tsinghua University, Beijing Normal University, Southwest University and Central China Normal University, as its target universities on which it focuses recruitment efforts. In addition, the VIE entered into agreements with 19 universities in China, such as Xi’an Jiaotong University, Shaanxi Normal University, Yunnan University, Yunnan Normal University, Harbin Institute of Technology, Sichuan Normal University and Lanzhou University, and provided exclusive internship and externship opportunities for their students and graduates.

Teacher compensation

The VIE offers competitive compensation packages to its teachers. In addition to base salary, its teachers in graduating classes in its high schools also are entitled to performance-based bonuses determined by the academic results achieved by their students. The average annual salary of the VIE’s teachers of its high schools and tutorial schools in Yunnan province and Shaanxi province were RMB129,984 and RMB143,928 in 2023, respectively.

With the aid of the VIE’s cooperative arrangements with local governments, teachers in most of its high schools may also receive various forms of financial supports and perks from the local governments in addition to compensation from us. See “—Cooperative Arrangements with Third Parties” for details. We believe the competitive compensation packages and perks help the VIE recruits and retains talented teachers who play a critical role in carrying out our and the VIE’s strategies, delivering curricula, and helping students succeed.

Teacher training

We and the VIE attach great importance to training teachers and established the Long-Spring Educational Science and Research Academy to facilitate teacher trainings across the VIE’s school network. In addition to solidifying their teaching skills and widening their knowledge pool, the VIE’s trainings also focus on developing its teachers’ professional responsibilities and ethics. Each newly-hired teacher is required to participate in a month-long training session which focuses on ethics, student and classroom management, and teaching skills and methodologies. Specifically, the VIE implements a three-phase approach for the training of its newly-hired teachers:

●	Phase I: the VIE holds seminars on pedagogy and educational psychology, conduct teaching skill evaluation, and introduce its teaching methodologies and protocols. During this phase, the VIE generally organizes trainings at its headquarters.

●	Phase II: the VIE offers shadowing opportunities where newly-hired teachers observe experienced teachers’ course delivery.

●	Phase III: the VIE assigns a mentor for each newly-hired teacher to improve their teaching skills.

The VIE also provides various training opportunities to its teachers and principals, both at its headquarters and at the individual school level. For example, the VIE has recently cooperated with Tsinghua University to host training programs for its principals. The VIE also plans to establish education research centers in Yunnan province and Beijing to host training programs for teachers and promote research and development of educational methodologies. The VIE requires its teachers to research and prepare for each class session. To ensure consistency across classrooms, its teachers must adhere to the curriculum requirements developed by its centralized curriculum development team, and groups of teachers of the same subject attend joint class-preparation sessions to ensure consistency in the content they deliver. In addition, the VIE collaborates with well-known education and/or research institutions to improve its teacher training capabilities.

Teacher evaluation and promotion

The VIE has set up a performance-based teacher compensation system where teachers’ compensation level is partially dependent on their performance. Various factors are considered in evaluating the performance for each teacher, including student average scores in the monthly exams, seniority, ethical behaviors and the managerial functions they undertake.

In addition, the VIE put in place a well-established career path for its teachers, which we believe further incentivizes the teachers to improve their teaching skills and encourage loyalty. The VIE’s decisions to promote teachers are based on each teacher’s individual performance and evaluation under the guidance issued by local governments. Specifically, the VIE considers its teachers’ educational backgrounds, seniority, research capabilities, and knowledge in teaching methodologies.

The VIE’s Tuition

The VIE typically charges students tuition, boarding fees, and other miscellaneous fees for meals, books, uniforms and other school supplies. Subject to applicable regulatory approvals, the VIE plans to adjust tuition in the future as its competitive positions change in the relevant markets. The following table sets forth the average tuition per student for our continuing operations by school type for the periods indicated.

	For the Year ended December 31,
	2021	2022	2023
	(in RMB)
Average tuition per student of the VIE’s schools(1)
High schools	15,072	10,997	15,899
Tutorial schools for Gaokao repeaters	23,170	19,853	16,553

(1)	The average tuition per student equals to the total tuition income of the VIE’s schools during a certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

In determining the amount of tuition, we and the VIE considers factors including the demand for the VIE’s education programs, the cost of our operations, the geographical markets where the VIE’s schools are located, the tuition charged by our competitors, and our pricing strategy to gain market share. For details of the VIE’s tuition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Our Results of Operations—Revenues.”

The VIE has established refund policies at each of its schools for students who withdraw from its schools or transfer to a school outside its network. In general, prepaid tuition fees and boarding fees can be refunded proportionately for the remaining year.

Marketing

The VIE primarily markets its schools to students and parents located near the regions where its respective schools are located. To attract high-quality students and increase student enrollment, the VIE utilizes a variety of marketing methods, including:

●	Referrals. As the VIE has developed a reputation for offering quality education, it relies strongly on word-of-mouth referrals by former students and their parents who are satisfied with our education services. We believe that the VIE’s extensive and expanding alumni network will continue to offer a solid platform for referrals.

●	Media advertising. To reach a larger base of audience efficiently, the VIE places advertisements about its schools through various media platforms, including newspapers, radio and online and mobile platforms.

●	Promotional events. From time to time, the VIE introduces its programs to potential feeder schools, distribute information booklets and invite prospective students and their parents to visit its campuses, which allows it to reach potential students directly and enable the active engagement with them.

Competition

The education service market in China is rapidly evolving and highly competitive. We and the VIE compete primarily with public and private schools outside our network, especially those operating in the same communities as the VIE’s schools. We believe we and the VIE are well-positioned to succeed in this market primarily due to our extensive operational experiences, scalable asset-light business model, and the VIE’s standardized and centralized school management system. The VIE’s competitive compensation packages, supplemented by various forms of subsidies from local governments, enable the VIE to recruit and retain talented teachers. The VIE’s students’ past success in Gaokao demonstrates the outstanding quality of our education services, and helps us and the VIE build a strong and favorable reputation among prospective students, which improved the VIE’s ability to admit top students in the local communities.

Properties and Facilities

All of the VIE’s properties are located in China. The VIE currently occupies a total combined gross floor area of approximately 821,257 square meters of facilities for 12 properties provided by local governments or entities through the VIE’s cooperative arrangements with them. The terms of such properties range from eight to 20 years. By utilizing the properties developed by local governments, we and the VIE avoid significant capital expenditures in connection with land procurement and facilities construction. See “—Cooperative Arrangements with Third Parties.” For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any unfavorable changes in our and the VIE’s cooperative relationships with third parties or favorable government policy treatment may adversely affect our and the VIE’s business.”

The VIE also leases two properties with a total combined gross floor area of approximately 102,962 square meters in Yunnan province, and Shaanxi province from third parties to operate its schools. Such leases have terms of 18 years to 20 years.

We believe that the facilities which we and the VIE currently lease and occupy are adequate to meet our and the VIE’s needs for the foreseeable future, and we believe that we and the VIE will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.”

Employees

We and the VIE had 2,194 full-time employees for our continuing operations as of December 31, 2023. All of our and the VIE’s full-time employees are located in China. The following table sets forth the number of the full-time employees for our continuing operations, categorized by function, as of December 31, 2023.

Teachers	1,814
Administrative staff	380
Total	2,194

Our and the VIE’s administrative staff primarily comprise our management and administrative personnel and principals. Our and the VIE’s supporting staff primarily comprise personnel providing support and services in connection with our students’ campus life.

As required by PRC laws and regulations, we and the VIE participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We believe we and the VIE maintain a good working relationship with our and the VIE’s employees.

Intellectual Property

The VIE schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of the VIE’s education service. Our and the VIE’s strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We and the VIE owned 56 trademarks in China as of December 31, 2023. We and the VIE have registered 19 domain names, including www.longspringedu.com, as of the same date. To protect our and the VIE’s intellectual properties, we and the VIE rely on a combination of trademark, copyright and trade secret laws. From time to time, the VIE is required to obtain licenses with respect to course materials owned by third parties for its education service, in particular for its Chinese-English bilingual programs which require foreign-language educational materials.

Insurance

We and the VIE maintain various insurance policies, such as school liability insurance, student life insurance, auto insurance and key-man life insurance to safeguard against risks and unexpected events. We and the VIE do not maintain business interruption insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our and the VIE’s insurance coverage to be in line with the industry practice as well as the customary practice in China.

Legal Proceedings

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in captioned Dagan Investments LLC v. First High-School Education Group Co., Ltd. (Case No. 1:22-cv-03831) filed on May 11, 2022 in the United States District Court for the Southern District of New York. The lead plaintiff alleged in the complaint, in sum and substance, that our IPO registration and prospectus (the “Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act, in that the Offering Documents allegedly failed adequately to warn investors, among other things, that the new rules, regulations and policies regarding private education to be implemented by the Chinese government posed a material adverse threat to the Company and its business. The lead plaintiff purported to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. On December 6, 2023, upon the defendants’ motion to dismiss the second amended complaint, the United States District Court for the Southern District of New York granted the defendants’ motion to dismiss and declined a further opportunity to amend. On February 13, 2024, the case was dismissed with prejudice.

 In addition, from time to time, we may and the VIE become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, labor and employment claims. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and the VIE may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our and the VIE’s business and operations”, “—We and the VIE may be involved in labor and employment related disputes and legal claims from time to time arising out of our and the VIE’s operations”, and “—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.” We and the VIE are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our and the VIE’s business, financial condition, cash-flow or results of operations. However, litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost and diversion of our and the VIE’s resources, including our management’s time and attention.

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

The Implementation Rules on Wholly Foreign-invested Enterprises of the PRC (the “Implementation Rules on Wholly Foreign-invested Enterprises”) was promulgated by the Ministry of Foreign Trade and Economic Cooperation of the PRC (currently known as MOFCOM) on December 12, 1990, amended by the State Council on February 19, 2014, and became effective on March 1, 2014. According to the Implementation Rules on Wholly Foreign-invested Enterprises, industries in which foreign investment is prohibited or restricted shall be regulated in accordance with the Provisions on Guiding the Orientation of Foreign Investment and the Foreign Investment Industries Guidance Catalog.

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

Subject to the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which was jointly issued by MOFCOM and the State Administration for Market Regulation (the “SAMR”) on 30 December 2019 and came into effect on January 1, 2020. Beginning on January 1, 2020, when foreign investors carry out investment activities directly or indirectly in China, foreign investors or foreign invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Specifically, foreign investors or foreign-invested enterprises shall report their establishments, modifications and cancellations and file their annual reports in accordance with the Foreign Investment Information Measures. When a foreign-invested enterprise has completed filing of such reports, the relevant information will be passed by the competent market regulation department to the competent commercial department, so the reports do not need to be submitted separately.

Special Administrative Measures for Foreign Investment Access (Negative List) (2021)

Under the 2021 Special Administrative Measures, which was promulgated by the NDRC and MOFCOM on December 27, 2021 and became effective on January 1, 2022, the Special Administrative Measures for Foreign Investment Access (Negative List) (2020) shall be repealed simultaneously as its implementation.

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

Yunnan Province Private School Financial Management and School Fund Supervision Measures

On August 24, 2023, the Yunnan Provincial Department of Education, together with the Yunnan Provincial Development and Reform Commission, the Yunnan Provincial Department of Finance, the Yunnan Provincial Market Supervision Administration, the Yunnan Provincial Local Financial Supervision Administration, and the Kunming Central Branch of the People’s Bank of China issued the Fund Supervision Measures. The Fund Supervision Measures require that, among others, (1) all operational private schools (including kindergartens, elementary, middle, secondary level schools, as well as vocational schools and universities), should enter into a supervision agreement with their custodian banks, and such banks should supervise the supervision account and report to the relevant education supervising authorities; (2) except for grants or special purpose funds from the government, the balance in the supervision accounts of private schools should not be less than 15% of the total tuition fees collected for the academic year. The proportion of the minimum operating guarantee fund balance is determined by the relevant education supervising authorities together with other relevant administrative departments based on the actual situation of the schools. The minimum operating guarantee amount of 15% for private schools is calculated based on the total amount of tuition fees collected, and shall be reported by the schools to the education authorities for review and approval within 10 working days after the collection of fees, and also reported to the regulatory and custodian bank. If the next tuition collection date is less than three months away, the minimum operating guarantee balance can be lower than the approved amount.

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

PRC Company Law

The PRC Company Law, promulgated by the SCNPC on December 29, 1993, was recently amended on December 29, 2023 and will become effective on July 1, 2024. The New Company Law introduces new requirements on capital contributions, corporate governance, liabilities of directors, supervisors and senior executives, protection of minority shareholders, share transfer and liquidation process, among others. The New Company Law requires shareholders of limited liability companies to fully pay the subscribed capital within five years of the company’s establishment. Failure to comply with such requirements may lead to a loss of equity in the unpaid capital contribution. In certain situations, a company or its creditors can demand immediate fulfilment of the capital contribution obligation from shareholders who have not fully paid, even if the deadline for capital contribution has not yet passed. In addition, the State Administration for Market Regulation issued the draft Provisions on the Implementation of the Registration Capital Registration Management System on February 6, 2024 for public comments, which allows a three-year transition period for existing companies to adjust its subscribed capital to comply with the New Company Law. The capital contribution of certain of the principal subsidiaries of the variable interest entity have not been fully paid. We and the VIE will pay the outstanding subscribed capital or take relevant measures to comply with the New PRC Company Law and relevant regulations.

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

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009) and Overseas Listings

Under the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires equity interests or subscribes for new equity interests in a domestic enterprise through an increase of registered capital in the domestic enterprise and thereby converting it into a foreign-invested enterprise, or (2) such foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects such assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic enterprise or individual, through foreign enterprise established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from MOFCOM is required.

According to the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, the merger and acquisition of domestic enterprises by foreign investors shall, if not involving special administrative measures for foreign investment access and affiliated mergers and acquisitions, be subject to the record filing measures.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the Department of Foreign Investment Administration of MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not, or (2) the foreign investor is existing or new investor, the M&A Rules shall not apply to the transfer of equity interests in an incorporated foreign-invested enterprise from the domestic shareholders to the foreign investors.

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

First High-School Education Group Co.,Ltd. (Cayman Islands)
100%
First High-School Education Group BVI (British Virgin Islands)
100%
First High-School HK (Hong Kong)
Outside China
Inside China
100%
Yunnan WFOE
100%
Yunnan Long-Spring Logistics Service Co., Ltd.
Long-Spring Education Holding Group Limited (1)
10 Schools in Yunnan province (2)
100%
Xinping Long-Spring Advanced Secondary School (3)
100%
Xishuangbanna Long-Spring Experimental Secondary School (3)
100%
Yunnan Lihua Education Technology Co., Ltd
100%
Yangling Hengshui Experimental Secondary School (3)
100%
Hengshizhong Education Tutorial School (4)
51%
Shaanxi Hengshi Tutorial School (4)
100%
Yunnan Hengshun Property Service Co., Ltd.
100%
Beijing Green Carbon Future Intelligent Technology Co., Ltd.
Wenshan Long-Spring Experimental Secondary School (5)
Equity interest
Contractual arrangement
Sponsorship interest

(1)	Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)	The 10 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental Secondary School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School. Long-Spring Education Holding Group Limited is the sole sponsor for each of the ten schools in Yunnan province.

(3)	We have registered Xinping Long-Spring Advanced Secondary School as Xinping Long-Spring Advanced Secondary School Co., Ltd., Xishuangbanna Long-Spring Experimental Secondary School as Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd., and Yangling Hengshui Experimental Secondary School as Yangling Hengshi Secondary School Co., Ltd., all of which were registered as for-profit private schools.

(4)	As the private school operation permit for Hengshizhong Education Tutorial School has been cancelled, we diverted its Gaokao repeater program and extra-curricular services related programs to Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd. We have registered Shaanxi Hengshi Tutorial School as Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.

(5)	Long-Spring Education Holding Group Limited is the sole sponsor for Wenshan Long-Spring Experimental Secondary School.

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

Subsidiaries	Place of Incorporation
First High-School Education Group BVI	BVI
First High-School HK	Hong Kong
Yunnan Century Long-Spring Technology Co., Ltd.	PRC
Yunnan Long-Spring Logistics Service Co., Ltd.	PRC

VIE	Place of Incorporation
Long-Spring Education Holding Group Limited	PRC

Subsidiaries/schools held by the VIE	Place of Incorporation
Kunming Xishan Long-Spring Experimental Secondary School	PRC
Kunming Chenggong Long-Spring Experimental Secondary School	PRC
Yiliang Long-Spring Experimental Secondary School	PRC
Qujing Hengshui Experimental Secondary School	PRC
Yunnan Yuxi Hengshui Experimental Secondary School	PRC
Yunnan Hengshui Experimental Secondary School—Xishan School	PRC
Yunnan Long-Spring Foreign Language Secondary School	PRC
Zhenxiong Long-Spring Advanced Secondary School	PRC
Qiubei Long-Spring Experimental Secondary School	PRC
Mengla Long-Spring Experimental Secondary School	PRC
Xinping Long-Spring Advanced Secondary School Co., Ltd.	PRC
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	PRC
Wenshan Long-Spring Experimental Secondary School	PRC
Yangling Hengshui Experimental Secondary School	PRC
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	PRC
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	PRC
Yunnan Hengshun Property Service Co., Ltd.	PRC
Beijing Green Carbon Future Intelligent Technology Co., Ltd.	PRC

Our Contractual Arrangements

Current PRC laws and regulations restrict foreign ownership in the private education industry in China. We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through the affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education.

Our contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interest in the affiliated entities. However, as a result of these contractual arrangements, we control the affiliated entities through our PRC subsidiary, Yunnan WFOE. As a result of our direct ownership in Yunnan WFOE and the contractual arrangements with the affiliated entities, we are the primary beneficiary of the affiliated entities, and we have also consolidated their financial results in accordance with U.S. GAAP. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

The following is a summary of the material provisions of these contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education executed in December 2018.

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

In the opinion of our PRC legal counsel:

●	except for the Affected Entities, the ownership structures of Yunnan WFOE and the affiliated entities in China, as of the date of this annual report, are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect, except that the clause or provision of the Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021.

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

D. Property, Plant and Equipment

Our principal executive offices are in Yunnan, China. All of our and the VIE’s properties are located in China. The VIE currently occupy a total combined gross floor area of approximately 821,259 square meters of facilities for 12 properties provided by local governments or entities through the VIE’s cooperative arrangements with them. The terms of such properties range from eight to 20 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. The VIE also leased two properties with a total combined gross floor area of approximately 102,962 square meters in Yunnan province, and Shaanxi province from third parties to operate the VIE’s schools. The VIE’s leases have terms of 18 to 20 years. We believe that the facilities which we and the VIE currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we and the VIE’s will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our and the VIE’s future expansion plans.

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

A. Operating Results

Overview

We are an education service provider primarily focusing on high schools in Western China. We aspire to become a leader and innovator of private high school education in China, dedicated to a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. First High-School Education, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the affiliated entities through certain contractual arrangements. We, together with the VIE, trace our history back to August 2012 when the VIE established its first school to provide after-school tutoring services. The VIE has since developed a network of 25 schools for continuing operations, offering 14 high school programs and two tutorial school programs for Gaokao repeaters, and nine school management service programs as of December 31, 2023. The VIE has also collaborated with local governments and other third parties in China and expect to launch or provide management services for new schools offering high school programs and vocational programs in the second half of 2024. In addition, the VIE has also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of December 31, 2023, the VIE had 18,900 high school students (including Gaokao repeaters) across its school network, and 13,028 public school students at schools to which the VIE provides management services, for our continuing operations.

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

For our continuing operations, our revenues were RMB337.3 million, RMB342.5 million and RMB266.3 million (US$37.5 million) in 2021, 2022 and 2023, respectively. Our net income was RMB52.7 million and RMB38.4 million in 2021 and 2022, respectively. We recorded net loss of RMB70.6 million (US$10.0 million) in 2023. Our adjusted net income was RMB52.7 million and RMB38.4 million in 2021 and 2022, respectively We recorded adjusted net loss of RMB18.6 million (US$2.6 million) in 2023. For a detailed description of our non-GAAP measure, see “—Results of Operations—Non-GAAP financial measure.”

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private education industry in China and company-specific factors, including the following.

Level of student enrollment

Our revenues for our continuing operations consist primarily of tuition and boarding fees from students enrolled at the VIE’s schools. The level of students enrolled at the VIE’s schools directly affects our revenues and profitability. The total number of students enrolled at the VIE’s schools for our continuing operations was 16,972, 17,336 and 17,753 as of December 31, 2021, 2022 and 2023, respectively. The VIE’s student enrollment largely depends on a number of factors, including without limitation, (1) the VIE’s schools’ reputation, which primarily reflects our education quality and our student academic results, (2) the VIE’s admission quotas as approved by the relevant government authorities from year to year, subject to adjustments by the relevant government authorities, and (3) the ramp-up stage of the VIE’s schools and the capacity for student enrollment at each of the VIE’s schools. With the increase in the utilization of the VIE’s schools in the ramp-up stage and the expansion of the VIE’s school network, we expect that the VIE’s student enrollment will continue to increase in the foreseeable future.

Tuition and boarding fees

Our results of operations are affected by the level of tuition and boarding fees the VIE charges the students. The tuition rate the VIE charges is typically based on the demand for its education programs, the cost of our operations, the geographical markets where the VIE operates its schools, the average tuition level in the markets, and its pricing strategy to gain market share. The VIE generally seeks to gradually increase the VIE’s tuition and boarding fees without compromising its student enrollment. While the VIE is not required to obtain pre-approval from relevant authorities before raising tuition and boarding fees, the VIE is generally required to file and record its price increase for its high schools with local governments, who in turn still maintain certain level of control and oversight of its operation. The VIE generally has more discretion in determining the tuition levels for its tutorial schools. The average tuition per student of the VIE’s high schools was RMB10,997 and RMB15,899 in 2022 and 2023, respectively, and average tuition per student of the VIE’s tutorial schools for Gaokao repeaters was RMB19,853 and RMB16,553 in 2022 and 2023, respectively. The increase of average tuition per student of the VIE’s high schools was primarily because we raised tuition for some of our existing schools. The decrease of average tuition per student of the VIE’s tutorial schools was primarily because we granted discounts to promote enrollment.

As part of the VIE’s cooperation with local governments, the VIE admits a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge. The VIE allows publicly-sponsored students to pay lower tuition and receive price difference or other forms of support from local governments for such publicly-sponsored students. We recognize such price difference paid by governments as our revenues from governments in tuition income. As of December 31, 2021, 2022 and 2023, the number of publicly-sponsored students in the VIE’s schools was 7,993, 8,293 and 7,780, respectively, accounting for 47.1%, 47.8% and 41.2% of the VIE’s total students for our continuing operations as of the same dates.

Utilization rate of the VIE’s schools

School utilization rate, which is calculated as the number of students enrolled in a school divided by the capacity of the school, has a direct impact on our profitability. Most of the VIE’s schools for our continuing operations have an operating history of less than five years, and most of them are still undergoing the ramp-up process. The unutilized capacity at the VIE’s recently-opened schools, which are still at the ramp-up stage, allows the VIE to readily increase student enrollment without incurring significant additional investment. For newly established schools, the VIE only admits students for the entry classes, such as the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With the VIE’s existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of the VIE’s newly established schools will increase accordingly. The VIE is generally able to fully ramp up the VIE’s schools within three years of establishment. With the increase in the utilization of the VIE’s schools in the ramp-up stage, we expect that the VIE’s student enrollment will continue to increase in the foreseeable future.

Ability to control costs and expenses

Our profitability also depends on our ability to control operating costs and expenses. Our and the VIE’s ability to drive the productivity of the VIE’s teachers and enhance our and the VIE’s operating efficiency affects our profitability. Our cost of revenues for our continuing operations increased by 3.3% from RMB206.8 million in 2021 to RMB213.6 million in 2022, and decreased by 8.7% to RMB195.0 million (US$27.5 million) in 2023. Our cost of revenues for our continuing operations primarily comprises staff costs, rental fees, student-related expenses, depreciation and amortization. Our staff costs mainly consist of the salaries and other benefits for our teachers, and accounted for 66.5%, 66.7% and 74.3% of our cost of revenues in 2021, 2022 and 2023, respectively. Our staff costs increased primarily due to (1) increases in the headcount of publicly-sponsored teachers to (i) accommodate more publicly-sponsored students enrolled in the VIE’s existing schools as the VIE’s students progressed into next grades and new entry classes were filled up; and (ii) support the ramp-up of certain recently-opened new schools; and (2) increases in compensation levels of the VIE’s teachers. The total number of the VIE’s teachers in its schools for our continuing operations was 1,617, 1,358 and 1,814 as of December 31, 2021, 2022 and 2023, respectively. As the VIE continues to ramp up its existing schools and expand its school network, we expect to continue to expand the headcount of the VIE’s teachers and other staff and provide competitive compensation to attract and retain teaching talents so as to support the VIE’s growing school operations. As a result, our staff costs could continue to increase in the foreseeable future.

Furthermore, our operating expenses include two major components, selling and marketing expenses, and general and administrative expenses. We expect that we will incur additional expenses associated with our overall growth and status as a public company. We also expect that we will benefit from economies of scale as we and the VIE continue to grow our business and increase the VIE’s student base.

Our and the VIE’s ability to drive the productivity of the VIE’s teachers and enhance our and the VIE’s operating efficiency affects our profitability. We and the VIE focus on providing quality education to the VIE’s students and have developed and implemented a standardized and centralized school management system to improve operating efficiency and profitability.

Ability to expand our and the VIE’s operations cost-effectively

We and the VIE intend to expand our school network and enter into new geographical markets with our asset-light business model. We and the VIE seek to achieve this goal by establishing collaboration with more local governments and other third parties, such as real estate developers. For our continuing operations, the VIE currently operates 12 schools pursuant to cooperative arrangements with local governments, operate two schools by leasing lands from third parties and expect to launch or provide management services for new schools in the second half of 2024, which consist of high schools and vocational schools. We believe that our and the VIE’s past performance in school operations and student academic achievements put us and the VIE in a favorable position in future negotiations with local governments. As local governments in different geographical markets may have different policies, such as pricing rules that govern the amount of tuition fees the VIE is able to charge, the VIE’s ability to manage the collaboration with local governments, efficiently procure land, construct school facilities and ramp up the school operation will impact our and the VIE’s ability to expand its school network.

In addition, we and the VIE intend to collaborate with more third parties and explore more school operation and management opportunities as a cost-effective way to diversify our business portfolio and spread positive word of mouth for our brand. Starting from September 2020 and up to December 31, 2023, the VIE has cooperated with local governments and a private school operator to provide management services for nine schools in Yunnan province, Guizhou province, Henan province and Shandong province for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating the VIE’s own schools, and we may improve our overall profitability if we and the VIE continue to expand third-party school management services.

Strategic investments and acquisitions

We have expanded rapidly primarily through organic growth. The VIE has, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. Leveraging the VIE’s standardized and centralized school management system and quality education service, we and the VIE intend to continue to pursue similar acquisition targets in the future when practicable and in compliance with regulatory requirements. We and the VIE focus primarily on the acquisition of high schools due to the enlarging high school education services market with enormous and sustainable demand in high-quality high schools. We and the VIE also target to acquire education company. In May 2021, we acquired 51% equity interests in Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company that provides premium full-time live AI online teaching services. In December 2022, for management and economic reasons, we divested our equity interest in Beijing Tomorrow Future Plus Education Technology Co., Ltd. Our overall financial condition and profitability could be affected by the different levels of profitability of our and the VIE’s acquisition targets.

Seasonality

Our and the VIE’s business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. We and the VIE generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. We typically incur higher upfront operating expenses in the third fiscal quarter for the commencement of school operations. We have historically incurred lower net income in the first and third fiscal quarters, primarily due to the VIE’s schools being closed due to winter and summer holidays.

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. Many businesses and social activities in China and other countries and regions were severely disrupted, including school operations. As a result of the government-mandated quarantine measures following the COVID-19 outbreak, our operation was adversely impacted in 2021. In 2021, we experienced higher operating costs due to increased spending in COVID-19 related prevention and testing equipment. We paid additional subsidies for our staff working during irregular shifts to accommodate local preventive and partial lock-down measures. As the Chinese government has gradually lifted the travel restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal nationwide, our and the VIE’s business has restored from the impact of COVID-19 outbreaks. Our tuition income increased by 7.9% from RMB261.1 million in 2021 to RMB281.8 million in 2022, and decreased by 22.2% to RMB219.2 million (US$30.9 million) in 2023.

We have not experienced material adverse impact to our liquidity and cash flows since the COVID-19 outbreak. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our and the VIE’s business, results of operations and financial condition from the COVID-19 outbreak. We are nonetheless closely monitoring the development of the COVID-19 outbreak and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any health pandemics, including the recent outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our and the VIE’s business operations.”

Key Operating Metrics

	As of December 31,
	2021	2022	2023
Summary Operating Data for our Continuing Operations:
Total student enrollment	16,972	17,336	18,900
Total number of teachers	1,617	1,358	1,814
Total number of schools	20	16	16

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

We derive our revenues primarily from tuition and boarding fees the VIE charges the students enrolled in its high schools and tutorial schools. The following table sets forth a breakdown of our revenues for our continuing operations by amounts and percentages for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Tuition income(1)	261,095	77.4	281,829	82.3	219,166	30,869	82.3
Income from student-related services(2)	40,468	12.0	21,205	6.2	18,593	2,619	7.0
Boarding fees(3)	19,248	5.7	7,609	2.2	16,975	2,391	6.4
Education and management service income(4)	15,104	4.5	30,868	9.0	10,628	1,497	4.0
Others	1,399	0.4	995	0.3	888	125	0.3
Total	337,314	100.0	342,506	100.0	266,250	37,501	100.0

(1)	Includes tuition from the VIE’s schools including revenue from government cooperative agreements of RMB50.9 million, RMB42.1 million and RMB4.7 million (US$0.7 million) in 2021, 2022 and 2023, respectively, which represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of the VIE’s schools, and miscellaneous fees charged to students.

(2)	Includes primarily income from the sale of education materials and income from meal catering services.

(3)	Includes primarily income from our boarding services.

(4)	Includes (i) income from management services provided to the various vendors of student catering services on campus and (ii) annual service fees from the local governments in exchange for school operation and management services we provided.

The VIE generally requires students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and we recognize revenues for the tuition and boarding fees received proportionately over relevant period of the applicable program. The VIE offers a partial refund if a student withdraws during a semester. The following table sets forth the average tuition per student by school type for the periods indicated.

	For the Year ended December 31,
	2021	2022	2023
	(in RMB)
Average tuition per student of the VIE’s schools(1)
High schools	15,072	10,997	15,899
Tutorial schools for Gaokao repeaters	23,170	19,853	16,553

(1)	The average tuition per student equals to the total tuition income of the VIE’s schools during certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years/periods.

The increase in the VIE’s student enrollment and the increase in the utilization of the VIE’s schools in the ramp-up stage should drive the growth of our revenues and generate cash inflows from our operations. We expect our staff costs to increase to support our and the VIE’s business growth, and we could become less profitable and experience a decrease in gross profit margin if our staff costs increase faster than our revenues, such as in the school ramp-up period. Despite the increase in the VIE’s student enrollment, any decrease in the average tuition per student could also negatively affect our revenue growth. Our profitability will depend on our ability to grow our and the VIE’s business cost-effectively by increasing the average tuition per student, improving our operational efficiency, continuing our expansion with an asset-light business model, and optimizing the cost structure of the VIE’s new schools.

Specifically, we expect the VIE’s student enrollment will continue to increase, in line with the expansion of its school operations. However, the VIE’s average tuition per student is greatly affected by the relative proportion of our students in different cities. As the level of student enrollment of the VIE’s schools located at lower-tier cities is expected to continue to increase in Yunnan province and elsewhere along with our expansion into these cities, we expect that the VIE’s average tuition per student will to be negatively affected. Moreover, with the ramp-up of the VIE’s existing schools and the expansion of the VIE’s school network, we expect that our staff costs will continue to increase, driven by an increase in teacher headcount and salary level. At the same time, our efforts to diversify our and the VIE’s business portfolio will contribute to our overall profitability positively. Starting from September 2020 and up to December 31, 2023, the VIE has also cooperated with the local governments and a private school operator to provide management services for nine schools in Yunnan province, Guizhou province, Henan province and Shandong province for annual management service fees. Third-party school management services like this generally have a higher gross profit margin than operating the VIE’s own schools.

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

The following tables set forth a breakdown of our cost of revenues for our continuing operations by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Staff costs	137,199	40.7	142,497	41.6	144,941	20,415	54.4
Campus-related expenses	23,791	7.1	30,166	8.8	18,064	2,544	6.8
Student-related expenses	19,030	5.6	15,782	4.6	15,243	2,147	5.7
Rental fees	18,424	5.5	13,434	3.9	9,187	1,294	3.5
Depreciation and amortization	8,010	2.4	11,743	3.4	5,655	797	2.1
Others	-	-	-	-	1,901	268	0.7
Total	206,454	61.2	213,622	62.4	194,991	27,464	73.2

Operating expenses

Our operating expenses consist primarily of selling and marketing expenses, and general and administrative expenses. Our operating income consists primarily of government grants.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of expenses relating to student admission, advertising and brand promotion. Our selling and marketing expenses were RMB6.4 million, RMB3.1 million and RMB3.1 million (US$0.4 million) in 2021, 2022 and 2023, respectively, accounting for 1.8%, 0.91% and 1.2% of our revenues for the same periods, respectively.

Our general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative and management personnel, depreciation and amortization of property and equipment for our management functions, and transaction costs in relation to previous financing activities. Our general and administrative expenses were RMB47.7 million, RMB54.6 million and RMB58.0 million (US$8.2 million) in 2021, 2022 and 2023, respectively, accounting for 14.1%, 15.9% and 21.8% of our revenues for the same periods, respectively.

Government grants

Our government grants consist primarily of general government subsidies relating to the VIE’s school operation. Our government grants were RMB2.1 million, RMB2.0 million and RMB0.4 million (US$57,300 ) in 2021, 2022 and 2023, respectively, accounting for 0.6%, 0.6% and 0.2% of our revenues for the same periods, respectively.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues

Continuing Operations
Revenues
Revenue from customers	300,080	89.0	300,395	87.7	261,544	36,838	98.2
Revenue from government cooperative agreements(1)	37,230	11.0	42,111	12.3	4,706	663	1.8
Total revenues	337,310	100.0	342,506	100.0	266,250	37,501	100.0
Cost of revenues	(206,454)	(61.2)	(213,578)	(62.4)	(194,991)	(27,464)	(73.2)
Gross profit	130,856	38.8	128,928	37.6	71,259	10,037	26.8
Operating expenses and income
Selling and marketing expenses	(6,383)	(1.9)	(3,101)	(0.9)	(3,056)	(430)	(1.1)
General and administrative expenses	(46,901)	(13.9)	(54,584)	(15.9)	(57,981)	(8,166)	(21.8)
Government grants	584	0.2	2,032	0.6	406	57	0.2
Allowance for credit losses	(14)	(0.0)	(9)	(0.0)	(52,035)	(7,329)	(19.5)
Income from operations	78,142	23.2	73,266	21.4	(41,407)	(5,832)	(15.6)

Other income/ (expenses):
Interest income	1,128	0.3	1,422	0.4	1,454	205	0.5
Interest expense	(9,545)	(2.8)	(9,546)	(2.8)	(6,373)	(898)	(2.4)
Foreign currency exchange (loss)/gain, net	(922)	(0.3)	(55)	(0.0)	-	-	-
Others, net	3,641	1.1	762	0.2	900	127	0.3
Income before income taxes	72,444	21.5	65,849	19.2	(45,426)	(6,398)	(17.1)
Income tax expenses	(14,924)	(4.4)	(20,112)	(5.9)	867	122	0.3
Net income from continuing operations	57,520	17.1	45,737	13.4	(44,559)	(6,276)	(16.7)
Income/(loss) from discontinued operations, net of tax	(4,827)	(1.4)	(14,616)	(4.3)	(37,260)	(5,248)	(14.0)
Net income/(loss)	52,693	15.6	38,406	11.2	(70,643)	(9,950)	(26.5)
Comprehensive income/(loss)	53,011	15.7	39,293	11.5	(71,783)	(10,110)	(27.0)
Non-GAAP Financial Measures
Adjusted net income/(loss)(2)	52,693	15.6	38,406	11.2	(18,608)	(2,621)	(7.0)

(1)	Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of the VIE’s schools.

(2)	Represents net income before share-based compensation expenses and transaction costs in relation to previous financing activities. See “—Non-GAAP Financial Measure” for details.

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income:
Net income/(loss)	52,693	38,406	(70,643)	(9,950)
Add:
Asset impairment loss	—	—	52,035	7,332
Transaction costs in relation to previous financing activities	—	—	—	—
Tax effects of adjustments(1)	—	—	—	—
Less:			—	—
Income from discontinued operations, net of tax	—	—	—	—
Adjusted net income/(loss)	52,693	38,406	(18,608)	(2,621)

(1)	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate. There was no tax impact on the share-based compensation expenses adjustment because these expenses are non-deductible expenses for income tax.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues from continuing operations decreased by 22.3% from RMB342.5 million in 2022 to RMB266.3 million (US$37.5 million) in 2023, primarily driven by mixed factors including significant decline in revenues from government cooperative agreements, and reduced sales of education materials and income from meal catering services, and the discontinued and limited operations of some schools in our network.

●	Tuition income. Our tuition income decreased by 22.2% from RMB281.8 million in 2022 to RMB219.2 million (US$30.9 million) in 2023, primarily driven by significant decline in revenues from government cooperative agreements, and reduced sales of education materials and income from meal catering services.

●	Income from student-related services. Our income from student-related services decreased by 12.3% from RMB21.2 million in 2022 to RMB18.6 million (US$2.6 million) in 2023, primarily due to the decreased sales of meal catering services, and educational materials.

●	Boarding fees. Our boarding fees increased significantly from RMB7.6 million in 2022 to RMB17.0 million (US$2.4 million) in 2023, primarily due to the increased student enrollment and the increase in boarding fees for certain schools.

●	Education and management service income. Our revenue from education and management service income decreased by 65.6% from RMB30.9 million in 2022 to RMB10.6 million (US$1.5 million) in 2023, primarily due to difficulty in collection from third parties.

●	Others. Our revenue from others decreased by 10.8% from RMB1.0 million in 2022 to RMB0.9 million (US$37.5 thousands) in 2023, primarily due to the decrease of certain one-off income.

Cost of revenues

Our cost of revenues decreased by 8.7% from RMB213.6 million in 2022 to RMB195.0 million (US$27.5 million) in 2023, primarily due to reduction in rental expenses for schools of discontinued operations, and decreased staff compensation.

Gross profit

As a result of the foregoing, our gross profit decreased by 44.7% from RMB128.9 million in 2022 to RMB71.3 million (US$10.0 million) in 2023, and our gross profit margin was 26.8% in 2023 compared to 37.6% in 2022.

Operating expenses and income

Our net operating expenses increased significantly from RMB55.7 million in 2022 to RMB112.7 million (US$15.9 million) in 2023, primarily due to non-recurring charge of allowance for credit losses.

●	Selling and marketing expenses. Our selling and marketing expenses remained relatively stable at RMB3.1 million in 2022 and RMB3.1 million (US$0.4 million) in 2023.

●	General and administrative expenses. Our general and administrative expenses increased by 6.2% from RMB54.6 million in 2022 to RMB58.0 million (US$8.2 million) in 2023, primarily due to rising employee costs and increased use of professional services.

●	Government grants. Our operating income from government grants decreased by 80.0% from RMB2.0 million in 2022 to RMB0.4 million (US$57.2 thousands) in 2023, primarily due to the government’s tightened fiscal budget resulting in its delayed payments.

Loss/income from operations

As a result of the foregoing, we had loss from operation RMB41.4 million (US$5.8 million) in 2023, compared with income from operations decreased from RMB73.2 million in 2022.

Interest expense

Our interest expense decreased from RMB9.5 million in 2022 to RMB6.4 million (US$0.9 million) in 2023, primarily due to the effective management of our loan level.

Income tax credit/expense

We had income tax credit of RMB0.9 million (US$0.1 million) in 2023, compared with income tax expense of RMB20.0 million in 2022, primarily due to loss from operations resulting reduced tax liabilities.

Net loss/income

As a result of the foregoing, we had net loss of RMB70.6 million (US$10.0 million) in 2023, compared with net income of RMB38.4 million in 2022.

Adjusted net loss/income

We had adjusted net loss RMB18.6 million (US$2.6 million) in 2023, compared with adjusted net income of RMB38.4 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues from continuing operations increased by 1.5% from RMB337.3 million in 2021 to RMB342.5 million in 2022, primarily driven by a mixed of factors including student admission and the discontinuance and limited operation of some schools in the VIE’s network.

●	Tuition income. Our tuition income increased by 7.9% from RMB261.1 million in 2021 to RMB281.8 million in 2022, primarily driven by the increased student enrollment for our continuing operation.

●	Income from student-related services. Our income from student-related services decreased by 47.6% from RMB40.5 million in 2021 to RMB21.2 million in 2022, primarily due to the decreased sales of meal catering services, and educational materials.

●	Boarding fees. Our boarding fees decreased by 60.4% from RMB19.2 million in 2021 to RMB7.6 million in 2022, primarily due to the decreased student enrollment and limited operation of some schools in the VIE’s network.

●	Education and management service income. Our revenue from education and management service income increased by 104.4% from RMB15.1 million in 2021 to RMB30.9 million in 2022, primarily due to providing more schools with management services.

●	Others. Our revenue from others decreased by 28.9% from RMB1.4 million in 2021 to RMB1.0 million in 2022, primarily due to the decrease of certain one-off income.

Cost of revenues

Our cost of revenues increased by 3.3% from RMB206.8 million in 2021 to RMB213.6 million in 2022, primarily due to the VIE’s undertaking of an increased portion of the public-sponsored teachers’ compensation.

Gross profit

As a result of the foregoing, our gross profit decreased by 1.3% from RMB130.5 million in 2021 to RMB128.9 million in 2022, and our gross profit margin was 38.7% in 2021 compared to 37.6% in 2022.

Operating expenses and income

Our net operating expenses increased by 6.0% from RMB52.7 million in 2021 to RMB55.7 million in 2022, primarily due to the increase in general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 51.8% from RMB6.4 million in 2021 to RMB3.1million in 2022, primarily due to the decreased expenses in brand promotion and marketing activities for the VIE’s relatively mature school operation.

●	General and administrative expenses. Our general and administrative expenses increased by 14.1% from RMB47.0 million in 2021 to RMB54.6 million in 2022, primarily due to (1) the discontinuance and limited operation of some schools in the VIE’s network, and (2) expenses related to the VIE’s new business expansions.

●	Government grants. Our operating income from government grants increased significantly from RMB0.6 million in 2021 to RMB2.0 million in 2022, primarily due to the payment receivable for historical dues.

Income from operations

As a result of the foregoing, our income from operations decreased from RMB78.1 million in 2021 to RMB73.2 million in 2022.

Interest expense

Our interest expense stayed even from RMB9.5 million in 2021 to RMB9.5 million in 2022, primarily due to the effective management of our loan level.

Income tax expense

Our income tax expense increased by 33.3% from RMB15.0 million in 2021 to RMB20.0 million in 2022, primarily due to the increased profitability in operations without tax policy benefits.

Net income

As a result of the foregoing, we had net income of RMB52.7 million in 2021 and RMB38.4 million in 2022.

Adjusted net income

Our adjusted net income decreased by 27.1% from RMB52.7 million in the 2021 to RMB38.4 million in 2022.

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

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implantation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and the SAT on July 27, 2011, enterprises located in Western China which have at least 70% of their income from the businesses falling within the Category of Encouraged Industries in Western China may enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2020. Yunnan WFOE, being a qualified enterprise located in Western China that completed the necessary filing, enjoys a preferential income tax rate of 15% effective from 2017 to 2020, which is further extended another 10 years to 2030 if it continues to satisfy all the requirements pursuant to the relevant tax regulations in each of those years. Kunming Xishan Long-Spring Experimental Secondary School and Yunnan Long-Spring Foreign Language Secondary School are entitled to a five-year enterprise income tax exemptions for certain revenues that meets relevant legal requirements in from January 1, 2018 through December 31, 2022 and from January 1, 2019 through December 31, 2023, respectively, as determined by the local government authorities as non-profit organizations. For the year ended December 31, 2023, our newly established schools which were qualified as small and micro enterprises enjoyed the preferential tax rates of 5% or 10%, and our high-tech enterprises were subject to corporate income tax at a reduced rate of 15%.

B. Liquidity and Capital Resources

First High-School Education Group Co., Ltd. may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterparts; and

●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

In 2021, 2022 and 2023, First High-School Education Group Co., Ltd. did not make any capital contribution or loans to our PRC subsidiaries or VIE, except that First High-School Education Group Co., Ltd. made loans of RMB63.2 million to Yunnan WFOE in 2021. Our PRC subsidiaries received RMB137.7 million, RMB122.9 million and RMB121.5 million (US$17.1 million) from the VIE in 2021, 2022 and 2023, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB270.8 million, RMB139.6 million and RMB115.5 million (US$16.3 million) from our PRC subsidiaries in 2021, 2022 and 2023, respectively, which include the repayment of aforementioned cash advances for daily operations. For more information relating to cash and asset flows through our organization, see information disclosed in “Introduction—Financial Information Related to the VIE.”

There were no other transfer of assets, dividends or distributions made between First High-School Education Group Co., Ltd., the VIE and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors in 2021, 2022 and 2023, except that (1) we declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021, and (2) we declared dividends of US$1.24 million, net of 10.0% withholding tax, in September 2022 and made payments in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Historically, we have financed our operations primarily through cash generated from our operating activities. As of December 31, 2021, 2022 and 2023, we had RMB114.2 million, RMB105.3 million and RMB189.2 million (US$26.6 million), respectively, in cash. All of our cash and restricted cash as of December 31, 2023 was held in China. Our cash and restricted cash primarily consist of cash on hand and cash at banks and restricted cash in connection with the bank loan. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funding from third-party financial institutions and the net proceeds we received from our initial public offering.

Although we consolidate the results of the affiliated entities, we do not have direct access to the cash or future earnings of the affiliated entities or their respective subsidiaries. However, a portion of the cash balances of the affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with the affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and boarding fees we are able to charge to students in the VIE’s schools, annual enrollment numbers approved for the VIE’s schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement. We believe that our current available cash, anticipated cash flow from operations and expected funding from third-party financial institutions will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)

Net cash generated from/(used) in operating activities—Continuing Operations	(22,487)	(85,734)	131,766	18,559
Net cash generated from operating activities—Discontinued Operations	110,857	86,381	18,981	2,673
Net cash generated from/(used) in investing activities—Continuing Operations	(67,857)	38,343	(6,234)	(878)
Net cash generated from/(used in) investing activities—Discontinued Operations	(65,755)	95,330	—	—
Net cash generated from/(used in) financing activities —Continuing Operations	134,185	(83,318)	(48,585)	6,843
Net cash generated from/(used in) financing activities —Discontinued Operations	(10,614)	—	(12,050)	(1,697)
Effect of exchange rate changes on cash	318	1,968	405	57
Net increase in cash	78,647	52,970	84,283	11,871
Cash at the beginning of the year	136,953	114,140	105,253	14,825
Cash at the end of the year	215,600	167,110	189,536	26,696
Less: Cash and cash equivalents from the discontinued operations, end of period	(101,460)	(61,857)	293	41
Cash and cash equivalents, from the continuing operations end of period	114,140	105,253	189,243	26,654

Operating activities

We generate cash from operating activities primarily from tuition and boarding fees for the VIE’s schools. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester. Tuition and boarding fees for schools are initially recorded under contract liabilities and deferred revenue from governments. We recognize such amounts received as revenues proportionately over the relevant period in which the students attend the applicable programs.

Changes in cash flow from operating activities from 2022 to 2023

We had net cash generated from operating activities from continuing operation of RMB131.8 million (US$18.6 million) in 2023, compared to net cash used in operating activities from continuing operation of RMB85.7 million in 2022. The increase in cash flow used in operating activities in 2023 is primarily a result of:

(1)	a RMB238.5 million (US$33.6 million) increase in accrued expenses and other payables, as compared to a RMB18.3 million increase in 2022, mainly due to more delayed payments such as performance related wages incurred but yet to be made to employees, and services and goods consumed but the invoice of which has not been received yet;

(2)	a RMB52.1 million (US$7.3 million) increase in allowance for credit losses, mainly due to non-recurring charge of asset impairment;

(3)	a RMB10.9 million (US$1.5 million) increase in account receivable, as compared to a RMB58.9 million increase in 2022, mainly due to mainly due to improved collection management from certain vendors; and

(4)

Partially offset by (1) a RMB90.3 million (US$12.7 million) decrease in net income, mainly due to decreased revenues and decreased gross profit; and (2) a RMB6.1 million (US$2.7 million) decrease in advances from customers, mainly due to less deposits received from customers and vendors.

Changes in cash flow from operating activities from 2021 to 2022

We had net cash used in operating activities from continuing operation of RMB85.7 million in 2022, compared to net cash used in operating activities from continuing operation of RMB22.5 million in 2021. The decrease in cash flow used in operating activities in 2022 is primarily a result of:

(1)	a RMB14.3 million decrease in net income, mainly due to increased cost of revenues used in school operation in 2022;

(2)	a RMB58.9 million increase in accounts receivable in 2022, as compared to a RMB4.0 million decrease in 2021, mainly due to certain delay in payments from governments cooperative arrangements;

(3)	a RMB132.7 million increase in advances to suppliers and other current assets, as compared to a RMB62.0 million increase in 2021, mainly due to more security deposits made to suppliers and in relation with new school openings;

(4)	a RMB9.8 million decrease in advances from customers, mainly due to less deposits received from customers and vendors; and

(5)	Partially offset by (1) a RMB18.3 million increase in accrued expenses and other payables in 2022, as compared to a RMB54.4 million decrease in 2021, mainly due to more delayed payments such as performance related wages incurred but yet to be made to employees, and services and goods consumed but the invoice of which has not been received yet; and (2) a RMB10.7 million increase in account payable in 2022, as compared to a RMB5.1 million decrease in 2021, mainly due to longer payment terms to vendors.

Investing activities

For 2023, we had net cash used in investing activities of RMB6.2 million (US$0.9 million), primarily attributable to (1) purchase of property and equipment of RMB3.7 million (US$0.5 million); (2) purchase of intangible assets of RMB2.4 million (US$0.3 million); (3) gain on disposal of property and equipment of RMB31.0 thousands (US$4.4 thousands); and (4) loss on disposal of a subsidies, net of cash RMB0.2 million (US$22.7 thousands).

For 2022, we had net cash generated from investing activities from continuing operations of RMB38.3 million, primarily attributable to (1) disposal of subsidiaries, net of cash RMB44.7 million, by netting the gains from, against excluding the cash account of, discontinued entities of Beijing Hengyue Education Technology Co., Ltd., Ordos Hengyue Education Technology Co., Ltd., Ordos Hengshui Experimental High School, and Beijing Tomorrow Future Plus Education Technology Co., Ltd.; (2) disposal of property and equipment of RMB39.0 thousands; (3) purchase of property and equipment of RMB5.6 million, related to school operation; and (4) purchase of intangible assets of RMB0.8 million.

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

Financing activities

For 2023, we had net cash used in financing activities of RMB48.6 million (US$6.8 million), primarily attributable to (1) repayment of amounts due to related parties, net of RMB290.9 million (US$41.0 million), (2) repayment of loans of RMB79.1 million (US$11.1 million), partially offset by (1) proceeds from amounts due from related parties, net of RMB233.4 million (US$32.9 million), and (2) proceeds from loans RMB88.0 (US$12.4 million).

For 2022, we had net cash used in financing activities of RMB83.3 million, primarily attributable to (1) dividend to shareholders RMB6.4 million, (2) repayments of principal amount of borrowings under financing arrangements and repayments of bank loans RMB150.2 million, (3) net repayments of amounts due to related parties of RMB123.3 million, and (4) payment for treasury stock RMB0.5 million, partially offset by (1) net proceeds from borrowings under financing arrangements and bank loans of RMB101.8 million, and (2) net proceeds from amounts due from related parties of RMB95.3 million.

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

Capital Expenditures

We incurred capital expenditures of RMB25.9 million, RMB18.6 million and RMB32.6 million (US$4.6 million) in 2021, 2022 and 2023, respectively, primarily in connection with our purchase of school facilities and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Considering that we have achieved net income in 2021, we approved and declared a cash dividend of US$0.0146 per ordinary share (US$0.0437 per or ADS) in September 2022 and made payments in October 2022.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the affiliated entities, and (2) non-VIE consolidated entities, for the periods indicated as a percentage of total revenues.

	As of December 31,
	2021		2022		2023
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The affiliated entities	307,348	91.1%	230,238	67.2%	202,340	28,499	76.0%
Non-VIE consolidated entities	29,966	8.9%	112,268	32.8%	63,910	9,002	24.0%
Total revenues	337,314	100.0%	342,506	100.0%	266,250	37,501	100.0%

The following table sets forth the respective asset contributions of (1) the affiliated entities, and (2) non-VIE consolidated entities, as of the dates indicated as a percentage of total assets.

	As of December 31,
	2021		2022		2023
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The affiliated entities	330,748	40.3%	542,427	76.1%	808,572	113,885	81.5%
Non-VIE consolidated entities	489,921	59.7%	170,052	23.9%	183,052	25,782	18.5%
Total asset	820,669	100.0%	712,479	100.0%	991,624	139,667	100.0%

Financial Information Related to the Affiliated Entities

The following balances of the affiliated entities as of December 31, 2022 and 2023, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Current assets
Cash	96,552	135,344	19,063
Accounts receivable, net of allowance for doubtful accounts	41,441	76,114	10,720
Amounts due from related parties	41,123	168,450	6,021
Prepaid expenses and other current assets	131,073	240,367	33,855
Assets related to discontinued operation	69,868	42,746	6,021
Total current assets	380,057	663,021	93,385
Property and equipment, net	67,206	58,750	8,275
Intangible assets, net	7	951	134
Goodwill	30,347	30,347	4,274
Deferred tax assets	5,745	13,078	1,842
Other non-current assets	47,177	33,350	4,697
Assets related to discontinued operation	11,888	9,075	1,278
Total non-current asset	162,370	145,551	20,505
Total assets	542,427	808,572	113,889
Current liabilities
Contract liabilities	135,703	134,125	18,891
Borrowings under financing arrangements	20,540	—	-
Bank loan	33,572	87,970	12,390
Accounts payable	10,615	17,615	2,481
Accrued expenses and other payables	42,183	262,007	36,903
Income tax payables	9,251	17,714	2,495
Amounts due to related parties	45,781	135,768	26,728
Liability related to discontinued operation	110,828	119,930	19,123
Total current liabilities	408,473	775,129	109,175
Deferred revenue	—	—	—
Borrowings under financing arrangements	24,987	—	—
Other payables	1,270	—	—
Deferred tax liabilities	4,285	5,300	746
Total non-current liabilities	30,542	5,300	746
Total liabilities	439,015	780,429	109,921

The following amounts of the affiliated entities for the years ended December 31, 2021, 2022 and 2023, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the affiliated entities	307,348	230,238	202,340	28,499
Revenue from discontinued operations of Affected Entities	169,545	91,457	76,279	10,744
Net income/(loss) from continuing operations of the affiliated entities after elimination of intercompany transactions	11,442	8,514	(37,015)	(5,213)
Net income/(loss) from discontinued operations of Affected Entities	(4,827)	(9,472)	(26,084)	(3,674)
Net income/(loss)	6,355	(958)	(63,099)	(8,887)
Net cash (used in)/generated from operating activities of the affiliated entities	100,794	(145,240)	64,007	9,015
Net cash (used in)/generated from operating activities of Affected Entities	138,563	73,225	17,604	2,479
Net cash (used in)/generated from investing activities from operating activities of the affiliated entities	(63,255)	27,897	(1,765)	(249)
Net cash (used in)/generated from investing activities of Affected Entities	(65,755)	136,277	—	—
Net cash (used in)/generated from financing activities from operating activities of the affiliated entities	36,877	(35,872)	(28,462)	(4,009)
Net cash (used in)/generated from financing activities of Affected Entities	(10,614)	—	(12,298)	(1,732)
Effect of exchange rate changes on cash	—	—	—	—
Net increase/(decrease) in cash and cash equivalents and restricted cash	136,610	56,287	(39,086)	(5,505)
Cash and cash equivalents and restricted cash at beginning of year	66,972	102,122	96,552	13,599
Cash and cash equivalents and restricted cash at end of year	203,582	158,409	135,638	19,104
Less: Cash and cash equivalents of Affected Entities, end of period	101,460	(61,857)	293	41
Cash and cash equivalents, of the affiliated entities, end of period	102,122	96,552	135,344	19,063

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

If we intend to distribute dividends, we will transfer the dividends to First High-School HK, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then First High-School HK will transfer the dividends to First High-School BVI, our BVI subsidiary, and further to First High-School Education, the Cayman Islands holding company, and the dividends will be distributed from the First High-School Education to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	43,336	6,104	3,736	6,600	6,600	26,400

We lease certain business premises for the VIE’s schools under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB2.1 million, RMB5.2 million and RMB9.6 million (US$1.4 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2023, we had a capital commitment of RMB32.6 million (US$4.6 million) pursuant to a school cooperative agreement.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through the affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education, including:

●	Exclusive Call Option Agreement;

●	School Sponsors’ and Directors’ Rights Entrustment Agreement;

●	Shareholders’ Rights Entrustment Agreement;

●	Power of Attorney;

●	Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement;

●	Equity Pledge Agreement;

●	Spousal Undertaking; and

●	Loan Agreement.

Our contractual arrangements with the affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law.

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

As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, except for the Affected Entities, the ownership structures of Yunnan WFOE and the affiliated entities in China are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect, except that the clause or provision of the Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement, in relation to related party transactions between a private school providing compulsory education and Yunnan WFOE, have been rendered not legally enforceable since September 1, 2021. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded contract liability and is reflected as a current liability as such amounts represent revenue that we expect to earn within one year. The academic year of the VIE’s school is generally from September to January of the following year and from March to June. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaowei Zhang	41	Chairman and Chief Executive Officer
Tommy Zhou	37	Director and Chief Financial Officer
Pengwei Luo	48	Director
Guangzhou Zhao	70	Independent Director
Yuanlin Hu	53	Independent Director
Jianping Zhang	69	Education Inspector

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

Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014. Mr. Luo manages and supervises the daily operation of Ten Asset Management Limited since July 2020. From 2010 to 2014, Mr. Luo served as a portfolio manager at Yinhua Fund Management Co., Ltd. From 2005 to 2009, Mr. Luo served as a portfolio manager at the asset management department at Huatai United Securities Co., Ltd. From 2002 to 2004, Mr. Luo worked as a project manager at the investment banking group of Guotai Junan International Holdings Limited, a company listed on the Hong Kong Stock Exchange (HKSE: 1788). Mr. Luo received a master’s degree in economics from Jiangxi University of Finance and Economics in 2001.

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

B. Compensation

Compensation of Directors and Executive Officers

For 2023, the aggregate cash compensation to directors and executive officers was approximately RMB1.7 million (US$0.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Options

In April 2021, we granted an option and right to buy an equivalent of 1,850,000 ADSs, as represented by our Class A ordinary shares during the option period for the full price equivalent to US$10.00 per ADS to Spring River Greater China Fund, where Mr. Pengwei Luo is the founder and managing director. The option period will expire on May 8, 2025, and must be exercised if our average listed price in any consecutive 30 business days is greater than US$15.00 per ADS. When evaluating the value of the option, we used the binomial option pricing model, and deemed that the option had no material value as of December 31, 2023, since our listed price is sufficiently below the exercise price of US$10.00 per ADS and therefore recorded no related compensation expenses.

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

D. Employees

As of December 31, 2023, we and the VIE had 2,194 full-time employees for our continuing operations. The following table sets forth the breakdown of our and the VIE’s employees for our continuing operations as of December 31, 2023 by function.

Function	Number of Employees	% of Total
Teachers	1,814	82.7
Administrative staff	380	17.3
Total	2,194	100.0

Our and the VIE’s administrative staff primarily comprise our management and administrative personnel and principals. Our and the VIE’s supporting staff primarily comprise personnel providing support and services in connection with the VIE’s students’ campus life.

As required by PRC laws and regulations, the VIE participate in various employee social security plans for its employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We believe we and the VIE maintain a good working relationship with our and the VIE’s employees.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2024, for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 86,838,700 ordinary shares, comprising 54,577,170 Class A ordinary shares and 32,261,530 Class B ordinary shares outstanding as of March 31, 2024, but excludes the treasury shares and the ordinary shares reserved for issuance under our 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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

To our knowledge, as of March 31, 2024, a total of 37,767,690 Class A ordinary shares are held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of the ADSs, representing approximately 43.5% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Advances to/repayment from/expenses paid on behalf of Mr. Shaowei Zhang, his family members or his affiliated entities

We, from time to time, provide short-term financing to Mr. Shaowei Zhang, his family members or affiliated entities to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these parties during the periods presented. The financing was provided in the form of interest-free advances or expenses paid on their behalf. The financing does not have a fixed term and is repayable upon demand. The related party companies have historically repaid advances and expenses upon demand. In 2021, 2022 and 2023, we provided short-term financing to Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Yunnan Huayiweiming Technology Co., Ltd.

●	Yunnan Long-Spring Education Technology Co., Ltd.

●	Kunming Chenggong Times Giant Tutorial School Co., Ltd.

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Beijing Tomorrow Future Plus Education Technology Co., Ltd.

●	Beijing Long-Spring Education Technology Group Co., Ltd.

●	Yunnan Shaowei Education Information Consulting Co., Ltd.

●	Zunyi Huichuan District Long-Spring Jincheng Education Consulting Co., Ltd.

●	Mr. Shaodong Zhang

●	Lihua Family Education Technology (Beijing) Co., Ltd.

●	Chengdu First Carbon New Technology Co., Ltd.

●	Yunnan Three Three One Education Technology Co., Ltd.

●	Zunyi Huichuan Hengshi Education and Training School

●	Beijing Long-Spring International Education Technology Research Institute

●	Kunming Xinxiaoling Human Resources Co., Ltd.

●	Mengzi Long-Spring Experimental Secondary School

●	Shaanxi Long-Spring Enterprise Management Consulting Partnership (Limited Partnership)

●	Zunyi Huichuan Long-Spring Jincheng Education Consulting Co., Ltd.

●	Campus Reserve Fund

●	Brightenwit Group Limited

●	Long-Spring Education (HK) Limited

●	Visionsky Group Limited

●	Beijing Hualing International Human Resources Co., Ltd.

●	New Vocational Education (Beijing) Cultural Development Co., Ltd.

●	Beijing Yigao Education Technology Co., Ltd.

●	Beijing Long-Spring Future Technology Group Co., Ltd.

●	Hengshi College Entrance Examination Supplementary

●	Mengzi Experimental Middle School

●	Mengzi Long-Spring Experimental Middle School

●	Xiamen Hengshi Education Technology Co., Ltd

●	Shenzhen Hengshi Education Technology Co., Ltd.

●	Sichuan Yichan New Technology Co., Ltd.

●	Wenshan Times Giant Training School Co., Ltd.

●	New Vocational Education (Yunnan) Cultural Development Co., Ltd.

●	Yunnan Carbon Tracer Enterprise Management Co., Ltd.

●	Yunnan Province Preparatory School for Studying Abroad

●	Long-Spring Selection (Yunnan) Technology Co., Ltd.

●	Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.

●	Zunyi Huichuan Long-Spring Xinhang Senior Middle School Co., Ltd.

As of December 31, 2021, 2022 and 2023, the remaining balance of our financing to such related parties was RMB11.7 million, RMB73.5 million and RMB215.9 million (US$30.4 million), respectively.

Disposal of subsidiaries to Mr. Zhang’s affiliated entities

In 2018, Yunnan Zhongchuang Education Tutorial School sold certain of its business to Kunming Chenggong Times Giant Tutorial School Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB3.4 million. In 2018, Long-Spring Education sold its 100% equity interest in Beijing Long-Spring Education Technology Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB0.7 million. In 2018, Long-Spring Education sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd. at a consideration of nil. In June 2021, Yunnan Long-Spring Education Technology Co., Ltd. sold its 100% equity interest in Kunming Chenggong Times Giant Tutorial School Co., Ltd., Wenshan Century Times Giant Tutorial School Co., Ltd., and Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd., all of which are entities controlled by Mr. Shaowei Zhang, to Long-Spring Education at a consideration of RMB2.5 million, RMB12.5 million, RMB5.0 million, respectively. As of December 31, 2023, the remaining balance of the consideration amount was nil.

Advances to certain senior management

After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing in the form of interest-free advances to certain members of our senior management. As of December 31, 2021, 2022 and 2023, the net remaining balance of our financing to such related parties was RMB2.3 million, RMB3.0 million and RMB3.8 million (US$0.5 million), respectively. These advances are secured either by credit or by their shares in the former parent or other assets.

Advances from/payment of advance from Mr. Zhang or his affiliated entities

We, from time to time, receive short-term financing from and receive payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members to support our and the VIE’s business operations and working capital needs. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. We have historically repaid advances upon demand. In 2021, 2022 and 2023, we have received short-term financing from and received payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities and his family members, including primarily the following:

●	Long-Spring Education Group

●	Yunnan Qidi Primary School

●	Yunnan Three Three One Education Technology Co., Ltd.

●	Mr. Shaodong Zhang

●	Chengdu Longquanyi District Hengshi Education Training School Co., Ltd.

●	Yunnan Long-Spring Education Technology Co., Ltd.

●	Yunnan Preparatory School for Studying Abroad

●	Beijing Long-Spring International Education Technology Research Institute

●	Beijing Tomorrow Future Plus Education Technology Co., Ltd.

●	Lihua Family Education Technology (Beijing) Co., Ltd.

●	Chengdu First Carbon New Technology Co., Ltd.

●	Campus Reserve Fund

●	Beijing Hualing International Human Resources Co., Ltd.

●	Beijing Yigao Education Technology Co., Ltd.

●	Mengzi Experimental Middle School

●	Xiamen Hengshi Education Technology Co., Ltd

●	Sichuan Yichan New Technology Co., Ltd.

●	Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.

●	Zunyi Huichuan Long-Spring Xinhang Senior Middle School Co., Ltd.

As of December 31, 2021, 2022 and 2023, the remaining balance of our advance loans from such related parties was RMB17.9 million, RMB51.7 million and RMB165.2 million (US$23.3 million), respectively.

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

We declared dividends of US$1.24 million, net of 10.0% withholding tax and paid such dividends to the holders of our ordinary shares (including those represented by the ADSs) in October 2022.

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

Cayman Islands Taxation \

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the affiliated entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based on the market price of our ADSs and the value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, although there can be no assurance in this regard. The determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and our determination about whether our assets, including our prepaid expenses, generate passive or active income. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and is likely to continue to be volatile). Among other factors, if the market price of our ADSs continues to decline or does not increase, we may be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which is volatile and likely will continue to be volatile. In addition, if it were determined that we are not the beneficial owner of the affiliated entities for U.S. federal income tax purposes, we would be treated as a PFIC for our current taxable year ending December 31, 2024 and in future taxable years.

Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2024 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

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

Dividends

Subject to the PFIC rules described below, any cash distributions (including constructive distributions and the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

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

As of December 31, 2023, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as our management has identified a material weakness which is detailed under the section entitled “—Changes in Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the existence of a material weakness, as described below.

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

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Except for the measures to be adopted to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firm, for the years ended December 31, 2022 and 2023, respectively. Save as disclosed below, we did not pay any other fees to Audit Alliance LLP during the periods indicated below.

	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit fees(1)
Audit Alliance LLP	2,125	2,069	291
Total	2,125	2,069	291

(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered for the audit of our annual consolidated financial statements, review of our interim condensed consolidated financial statements, and assistance with and review of documents filed with the SEC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of our and the VIE’s service quality, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of IT department, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

We engage third parties to assess our internal cybersecurity programs and compliance with applicable practices and standards. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Additionally, for independent security researchers, we require adherence to the security-related agreement when submitting vulnerabilities.

In 2023, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Under the ultimate direction of our management, the head of our IT department has primary responsibility for day-to-day management of our cybersecurity risk management program, including leading a dedicated team of technology professionals to monitor cybersecurity risks on behalf of our Company. The IT department is responsible for assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our cybersecurity strategy was developed by the IT department and approved by senior management. Our current dead of IT possesses years of experience with information technology, and cybersecurity risk management programs. Management teams of our medical institutions supervise cybersecurity and data privacy activity that are specific to such institutions, and are required to report on activity, including breaches, to our chief executive officer on a regular basis.

As part of our board of directors risk management process, our board of directors has responsibility for oversight of cybersecurity risk management. Our board of directors has delegated to the audit committee of our board of directors oversight of our cybersecurity risk management program, which includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. In the event of a cybersecurity incident, we have implemented a process in which the audit committee would report such incident to our board of directors if the incident is determined to present critical risk to us. The audit committee receives periodic reports and presentations on cybersecurity risks from the IT department, including regarding recent incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
2.3	Deposit Agreement (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-40150) filed with the SEC on April 22, 2021)
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3	English translation of exclusive technical service and management consultancy agreement among Yunnan WFOE and the affiliated entities, dated December 13, 2018 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.3.1	Schedule of exclusive technical service and management consultancy agreement among Yunnan WFOE and the affiliated entities
4.4	English translation of business cooperation agreement among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5	English translation of exclusive call option agreement among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.5.1	Schedule of exclusive call option agreement among Yunnan WFOE, the affiliated entities, and the shareholders of Long-Spring Education
4.6	English translation of equity pledge agreement among Yunnan WFOE, Long-Spring Education, and the shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7	English translation of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools, dated December 13, 2018 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.7.1	Schedule of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our schools, the sponsors of our schools, and the directors appointed by the sponsors of our schools
4.8	English translation of the executed form of power of attorney granted by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.8.1	Schedule of power of attorney granted by the sponsors of our schools

4.9	English translation of the executed form of power of attorney granted by directors appointed by the sponsors of our schools and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.9.1	Schedule of power of attorney granted by directors appointed by the sponsors of our schools
4.10	English translation of shareholders’ rights entrustment agreement among Yunnan WFOE, Long-Spring Education, and shareholders of Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.11	English translation of the executed form of power of attorney granted by shareholders of Long-Spring Education and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.12	English translation of the executed form spousal undertaking granted by the spouse of each individual shareholder of Long-Spring Education and a schedule of all executed spousal undertaking adopting the same form (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.13	English translation of loan agreement among Yunnan WFOE, our schools, and Long-Spring Education, dated December 13, 2018 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.14	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
4.15	Subscription agreement, dated as of January 10, 2021, by and between the Registrant and Shanghai Ruihai Chuangfeng Industrial Development Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252076) initially filed with the SEC on January 13, 2021, as amended)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Zhongwen Law Firm
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

First High-School Education Group Co., Ltd.

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Chairman and Chief Executive Officer

Date: May 13, 2024

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of First High-school Education Group Co., Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First High-school Education Group Co., Ltd. (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, 2022 and 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

May 13, 2024

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets
Cash	105,253	189,243
Accounts receivable, net of allowance for doubtful accounts	87,247	82,202
Amounts due from related parties	73,450	215,908
Prepaid expenses and other current assets	140,661	241,403
Assets related to discontinued operation	69,867	42,746
Total current assets	476,478	771,502
Non-current assets
Property and equipment, net	127,964	119,808
Intangible assets, net	5,861	7,247
Goodwill	30,347	30,347
Deferred tax assets	12,764	20,294
Other non-current assets	47,177	33,350
Assets related to discontinued operation	11,888	9,075
Total non-current assets	236,001	220,122
Total assets	712,479	991,624
	712,479	991,624

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Liabilities and Equity
Current liabilities
Contract liabilities	141,574	140,501
Borrowings under financing arrangements	20,540	-
Bank loan	33,572	87,970
Accounts payable	13,809	21,508
Accrued expenses and other payables	46,434	263,078
Income tax payables	29,464	29,678
Amounts due to related parties	51,675	165,173
Dividend payables	2,132	2,132
Liability related to discontinued operation	110,828	119,930
Total current liabilities	450,028	829,970
Non-current liabilities
Borrowings under financing arrangements	24,987	-
Other payables	1,645	-
Deferred tax liabilities	5,155	6,207
Total non-current liabilities	31,787	6,207
Total liabilities	481,815	836,177

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Liabilities and Equity
Commitments and contingencies
Equity
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of December 31, 2023, respectively)	6	6
Additional paid-in capital	357,689	356,622
Statutory reserves	54,366	51,425
Accumulated other comprehensive income	2,430	2,836
Accumulated deficit	(184,258)	(257,421)
Total equity attributable to the shareholders of the Company	230,233	153,468
Non-controlling interests	431	1,977
Total equity	230,664	155,445
Total liabilities and equity	712,479	991,624

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2021	2022	2023

Revenue	337,310	342,506	266,250
Cost of revenues	(206,454)	(213,578)	(194,991)
Gross profit	130,856	128,928	71,259
Operating expenses and income
Selling and marketing expenses	(6,383)	(3,101)	(3,056)
General and administrative expenses	(46,901)	(54,584)	(57,981)
Government grants	584	2,032	406
Allowance for credit losses	(14)	(9)	(52,035)
Net operating expenses	(52,714)	(55,662)	(112,666)
Income/(loss) from operations	78,142	73,266	(41,407)
Other income (expenses):
Interest income	1,128	1,422	1,454
Interest expense	(9,545)	(9,546)	(6,373)
Foreign currency exchange loss, net	(922)	(55)	-
Others, net	3,641	762	900
Income before income taxes	72,444	65,849	(45,426)
Income tax expenses/(credit)	(14,924)	(20,112)	867
Net income from continuing operations	57,520	45,737	(44,559)
Discontinued Operations
Loss from discontinued operations	(4,827)	(14,616)	(37,260)
Gain on disposal of discontinued operations	-	7,285	11,176
Net income/(loss)	52,693	38,406	(70,643)
Less: Net income attributable to non-controlling interests	-	1,081	1,546
Net income/(loss) attributable to First High-school Education Group Co., Ltd.	52,693	37,325	(72,189)
Comprehensive Income
Income/(loss) from continuing operations	57,520	45,737	(44,559)
Other comprehensive income: foreign currency translation	318	1,968	406
Comprehensive income/(loss)- continued operations	57,838	47,705	(44,153)
Comprehensive loss - discontinued operations	(4,827)	(7,331)	(26,084)
Comprehensive Income/(loss)	53,011	40,374	(70,237)
Comprehensive income attributable to non-controlling interests	-	1,081	1,546
Comprehensive income/(loss) attribute to First High-school Education Group Co., Ltd.	53,011	39,293	(71,783)

Earnings per share:
Basic earnings/(loss) per share from continued operation	0.69	0.55	(0.53)
Basic loss per share from discontinued operation	(0.06)	(0.08)	(0.30)
Diluted Earnings per share:
Diluted earnings/(loss) per share from continued operation	0.67	0.52	(0.50)
Diluted earnings (loss) per share from discontinued operation	(0.06)	(0.08)	(0.28)
Weighted average number of ordinary share outstanding
Basic	83,925,002	86,838,700	86,838,700
Diluted	85,775,002	92,388,700	92,388,700

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/ (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

								Total
								equity/(deficit)
								attributable
					Accumulated		Retained	to the
	Ordinary shares*			Additional	other		earnings/	shareholders	Non-	Total
	Number	Treasury		paid-in	comprehensive	Statutory	(accumulated	of the	controlling	equity/
	of shares*	stock	Amount	capital	income	reserves	deficit)	Company	interests	(deficit)
Balance as of January 1, 2021	70,488,700	—	—	64,128	144	41,591	(201,524)	(95,661)	187	(95,474)
Net income from continuing operations	—	—	—	—	—	—	57,520	57,520	—	57,520
Net loss from discontinued operations	—	—	—	—	—	—	(4,827)	(4,827)	—	(4,827)
Other comprehensive income	—	—	—	—	318	—	—	318	—	318
Transfer to statutory reserve	—	—	—	—	—	7,469	(7,469)	—	—	—
Issuance of common stocks-cash	23,532,390	(7,182,390)	6	325,071	—	—	—	325,077	—	325,077
Distribution to the Parent	—	—	—	—	—	—	(18,424)	(18,424)	—	(18,424)
Shareholder interest on acquisition of subsidiary - discontinued operations		—	—	—	—	—	(32,989)	(32,989)	—	(32,989)
Non-controlling interests on acquisition of subsidiary - discontinued operations	—	—	—	—	—	—	—	—	(837)	(837)
Balance as of December 31, 2021 and January 1, 2022	94,021,090	(7,182,390)	6	389,199	462	49,060	(207,713)	231,014	(650)	230,364
Net income from continuing operations	-	-	-	-	-	-	44,656	44,656	1,081	45,737
Net loss from discontinued operations	-	-	-	-	-	-	(14,616)	(14,616)	-	(14,616)
Other comprehensive income	-	-	-	-	1,968	-	-	1,968	-	1,968
Transfer to statutory reserve	-	-	-	-	-	5,306	(5,306)	-	-	-
Issuance of common stocks- cash	108,209	(108,209)	-	(533)	-	-	-	(533)	-	(533)
Dividend declared	-	-	-	-	-	-	(8,564)	(8,564)	-	(8,564)
Disposition of discontinued operation	-	-	-	(30,977)	-	-	7,285	(23,692)	-	(23,692)
Balance as of December 31, 2022 and January 1, 2023	94,129,299	(7,290,599)	6	357,689	2,430	54,366	(184,258)	230,233	431	230,664
Net loss from continuing operations	-	-	-	-	-	-	(46,105)	(46,105)	1,546	(44,559)
Net loss from discontinued operations	-	-	-	-	-	-	(37,260)	(37,260)	-	(37,260)
Other comprehensive income	-	-	-	-	406	-	-	406	-	406
Transfer to statutory reserve	-	-	-	-	-	974	(974)	-	-	-
Disposition of discontinued operation	-	-	-	(1,067)	-	(3,915)	11,176	6,194	-	6,194
Balance as of December 31, 2023	94,129,299	(7,290,599)	6	356,622	2,836	51,425	(257,421)	153,468	1,977	155,445

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the Corporate Restructuring in January 2021. See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net income/(loss)	52,693	38,406	(70,643)
Net loss from discontinued operation	(4,827)	(7,331)	(26,084)
Net income/(loss) from continuing operation	57,520	45,737	(44,559)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation	13,594	11,981	12,903
Amortization	718	719	1,051
Allowance for credit loss	14	9	52,035
Deferred income taxes	(1,163)	4,501	(6,457)
Changes in operating assets and liabilities:
Accounts receivable	3,939	(58,910)	(10,939)
Advances to suppliers and other current assets	(61,982)	(132,723)	(117,988)
Accounts payable	(5,118)	10,671	7,699
Accrued expenses & other payables	(54,313)	18,322	238,498
Taxes payable	9,463	8,889	595
Advances from customers	14,841	5,070	(1,072)
Net Cash generated from/ (used in) Operating Activities - Continuing Operations	(22,487)	(85,734)	131,766
Net Cash generated from Operating Activities - Discontinued Operations	110,857	86,381	18,981

See accompanying notes to consolidated financial statements.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2021	2022	2023
Cash flows from investing activities
Purchase of property and equipment	(24,211)	(5,591)	(3,667)
Purchase of intangible assets	(1,662)	(794)	(2,437)
Disposal of property and equipment	-	39	31
Disposal of a subsidiaries, net of cash	-	44,689	(161)
Acquisition of a subsidiaries, net of cash	(41,984)	-	-
Net cash generated from/(used in) investing activities - Continuing Operations	(67,857)	38,343	(6,234)
Net cash generated from/(used in) investing activities - Discontinued Operations	(65,755)	95,330	-
Cash flows from financing activities:
Prepayment for the issuance of common stock	296,386	-	-
Dividend to shareholders	(166,688)	(6,432)	-
Treasury stock	-	(533)	-
Proceeds from amounts due from related parties, net	62,243	95,281	233,425
Repayment of amounts due to related parties, net	(45,810)	(123,258)	(290,881)
Proceeds from loan	286,042	101,775	87,970
Repayment of loans	(297,988)	(150,151)	(79,099)
Net cash generated from/(used in) financing activities - Continuing Operations	134,185	(83,318)	(48,585)
Net cash generated from/(used in) financing activities - Discontinued Operations	(10,614)	-	(12,050)
Effect of exchange rate changes on cash	318	1,968	405
Net increase in cash	78,647	52,970	84,283
Cash at beginning of year	136,953	114,140	105,253
Cash at end of year	215,600	167,110	189,536
Less: Cash and cash equivalents, from the discontinued operations, end of period	101,460	61,857	293
Cash and cash equivalents, from the continuing operations end of period	114,140	105,253	189,243
Supplemental disclosures of cash flow information
Income tax paid	15,042	20,017	6,446
Interests paid	9,545	9,546	6,373
Supplemental disclosures of non-cash investing and financing activities
Payable for declared dividends	-	6,432	-
Consideration payable for the acquisition of subsidiaries	104,606	-	-

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

As of December 31, 2022, the Company’s subsidiaries and consolidated VIEs are as follows.

			Equity interest
Name	Place of establishment	Date of establishment	attributable to the Group	Principal activities
Wholly owned subsidiaries
First High-School Education Group (BVI) Limited (“First High-School BVI”)	BVI	September 20, 2018	100%	Investment holding
First High-School Group Hong Kong Limited (“First High-School HK”)	Hong Kong	September 28, 2016	100%	Investment holding
Yunnan Century Long-Spring Education Technology Co., Ltd. (“Yunnan WFOE”)	The PRC	October 31, 2016	100%	Management consulting service
Yunnan Long-Spring Logistics Service Co., Ltd	The PRC	September 16, 2015	100%	Education and management service

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIE:
Long-Spring Education Holding Group Limited	The PRC	September 20, 2011	100%	Investment holding
Subsidiaries/schools held by the VIE:
Yunnan Zhongchuang Education Tutorial School	The PRC	August 28, 2012	100%	Tutorial services
Kunming Xishan Long-Spring Experimental Secondary School	The PRC	April 4, 2014	100%	Formal education services*
Kunming Chenggong Long-Spring Experimental Secondary School	The PRC	July 23, 2015	100%	Formal education services*
Yunnan Hengshui Experimental Secondary School— Xishan School	The PRC	July 1, 2016	100%	Formal education services*
Yiliang Long-Spring Experimental Secondary School	The PRC	July 11, 2016	100%	Formal education services*
Yunnan Long-Spring Foreign Language Secondary School	The PRC	April 18, 2017	100%	Formal education services*

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

			Percentage of
			direct and
			indirect
	Place of	Date of	economic	Principal
Name	establishment	establishment	interest	activities
VIEs:
Qujing Hengshui Experimental Secondary School	The PRC	July 18, 2017	100%	Formal education services*
Yunnan Yuxi Hengshui Experimental Secondary School	The PRC	August 3, 2017	100%	Formal education services*
Kunming Guandu Hengshizhong Education Tutorial School Co., Ltd.	The PRC	January 10, 2019	100%	Tutorial services
Xinping Long-Spring Advanced Secondary School Co., Ltd.	The PRC	July 5, 2019	100%	Formal education services*
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	The PRC	July 20, 2020	100%	Formal education services*
Guizhou Long-Spring Century Technology Co., Ltd.	The PRC	June 17, 2020	100%	Management consulting service
Guizhou Hengshizhong Technology Co., Ltd.	The PRC	July 1, 2020	56%	Management consulting service
Yunnan Lihua Education Technology Co., Ltd.	The PRC	May 11, 2020	56%	Investment holding
Bainian Long-Spring Education Technology (Zhenxiong) Co., Ltd.	The PRC	July 2, 2020	56%	Management consulting service
Zhenxiong Long-Spring Advanced Secondary School	The PRC	September 1, 2020	56%	Formal education services*
Qiubei Long-Spring Experimental Secondary School	The PRC	July 21, 2020	100%	Formal education services*
Wenshan Long-Spring Experimental Secondary School	The PRC	August 3, 2020	56%	Formal education services*
Mengla Long-Spring Experimental Secondary School	The PRC	September 4, 2020	100%	Formal education services*
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	The PRC	August 24, 2018	100%	Tutorial services
Shenyang Century Long-Spring Technology Co., Ltd.	The PRC	May 12, 2021	70%	Investment holding
Chongqing Hengshi Education Technology Co., Ltd.	The PRC	February 26, 2021	100%	Investment holding
Bainian Long-Spring (Mengzi) Education Technology Co., Ltd.	The PRC	February 8, 2022	100%	Investment holding
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	The PRC	January 11, 2022	100%	Investment holding
Yunnan Hengshun Property Service Co., Ltd.	The PRC	October 18, 2018	100%	Management consulting service
Zunyi Hengshi Education Technology Co., Ltd.	The PRC	May 19, 2021	100%	Management consulting service
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	The PRC	December 24, 2020	100%	Management consulting service
Shaanxi Century Long-Spring Education Technology Co., Ltd.	The PRC	January 11, 2021	100%	Investment holding
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	The PRC	March 08, 2021	51%	Management consulting service
Guizhou Century Long-Spring Technology Co., Ltd.	The PRC	June 17, 2020	100%	Investment holding
Guizhou Hengzhong Technology Co., Ltd.	The PRC	July 1, 2020	56%	Investment holding
Guizhou Hengzhong Education Tutorial School Co., Ltd.	The PRC	-	100%	Tutorial services
Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd	The PRC	April 16, 2019	100%	Tutorial services
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	The PRC	January 10, 2019	100%	Tutorial services
Bainian Long-Spring (Luoping) Education Technology Co., Ltd.	The PRC	June 14, 2023	100%	Management consulting service
Bainian Long-Spring (Qingdao) Education Technology Co., Ltd.	The PRC	September 12, 2023	100%	Management consulting service
Beijing Green Carbon Future Intelligent Technology Co., Ltd.	The PRC	March 22, 2023	100%	Management consulting service
Yangling Hengshi Secondary School Co., Ltd.	The PRC	August 31, 2023	100%	Formal education services*
Xi'an Hengshi Education Technology Co., Ltd.	The PRC	January 22, 2021	100%	Investment holding

*	Formal education services include middle, high and international school services. F-1

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

Reclassification

Certain reclassifications have been made to the financial statements for the year ended December 31, 2022 to conform to the presentation for the year ended December 31, 2023, with no effect on previously reported net income (loss).

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

There is no VIE in which the Group has a variable interest but is not the primary beneficiary.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2022	2023
Current assets
Cash	96,552	135,344
Accounts receivable, net of allowance for doubtful accounts	41,441	76,114
Amounts due from related parties	41,123	168,450
Prepaid expenses and other current assets	131,073	240,367
Total current assets	310,189	620,275
Property and equipment, net	67,206	58,750
Intangible assets, net	7	951
Goodwill	30,347	30,347
Deferred tax assets	5,745	13,078
Other non-current assets	47,177	33,350
Total assets	460,671	756,752
Current liabilities
Contract liabilities	135,703	134,125
Bank loan	33,572	87,970
Borrowings under financing arrangements	20,540	-
Accounts payable	10,615	17,615
Accrued expenses and other payables	42,183	262,007
Income tax payables	9,251	17,714
Amounts due to related parties	45,781	135,768
Total current liabilities	297,645	655,199
Borrowings under financing arrangements	24,987	-
Other payables	1,270	-
Deferred tax liabilities	4,285	5,300
Total liabilities	328,187	660,499

Notes:

(i):	Amounts due from related parties consisted of (a) amounts due from related parties as disclosed in Note 21.

(ii):	Amounts due to related parties consisted of (a) amounts due to related parties as disclosed in Note 21.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Years Ended December 31,
	2021	2022	2023
Net revenues	307,343	230,238	202,340
Net income/(loss)	11,182	8,154	(37,015)

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple performance obligations, estimate of the contract period of the government cooperative agreements, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for credit losses and other current assets, the realization of deferred income tax assets, the fair value of share-based compensation awards and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Cash, cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

As of December 31, 2022 and 2023, cash equivalents were RMB105,253 and RMB189,243.

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

The carrying values of financial instruments, which consist of cash, restricted cash, accounts receivable, net of allowance for doubtful accounts, amounts due from related parties, and other current assets, accounts payable, accrued expenses and other payables, bank loan and amounts due to related parties are measured at amortized cost which approximates their fair value due to the short-term nature of these instruments.

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

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2021, 2022 and 2023.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2021, 2022 and 2023.

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

Selling and marketing expense mainly consists of advertising costs which are expensed as incurred. Advertising costs amounted to approximately RMB2,986 , RMB1,299 and RMB3,056 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash denominated in RMB amounted to approximately RMB105,253 and RMB189,243 as of December 31, 2022 and 2023, respectively.

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

(w)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments and issued a series of subsequent amendments to the initial guidance. These ASUs require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. These ASUs eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in these ASUs are effective for the Group for its fiscal years beginning after December 15, 2022, with early adoption permitted. The accounting pronouncements issued but not yet effective. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

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

3	CONTRACT BALANCES

(a)	Accounts receivable, net

Accounts receivable, net consisted of the following:

		As of December 31,
	Note	2022	2023
Accounts receivable derived from governments cooperative arrangements	(i)	73,106	75,281
Accounts receivable from other customers	(ii)	14,150	22,914
Accounts receivable		87,256	98,195
Less: allowance for credit loss		(9)	(15,993)
Accounts receivable, net		87,247	82,202

Note (i):	Accounts receivable derived from government cooperative arrangements were recorded when the educational services have been provided to publicly-sponsored students and the receivables are due in accordance with the payment schedule in the relevant agreements with the governments.

Note (ii):	When rendering education and management services and other services, the Group generally bills its customers in the period when the Group’s right to consideration is unconditional and transfer control over services in accordance with the contract terms.

RMB9 and RMB15,993 allowance for doubtful accounts was provided to accounts receivable as of December 31, 2022 and 2023 respectively.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)	Contract liabilities

The balances of the Group’s contract liabilities are as following:

	As of December 31,
	2022	2023
Tuition fee	116,407	101,924
Accommodation fee	9,581	13,762
Deposit	1,389	320
Teaching and Miscellaneous Fees	1,060	6,865
Training fee	5,512	9,811
Service charge	7,625	7,820
Contract liabilities	141,574	140,501

The contract liabilities primarily relate to up-front payments from the Group’s customers for the formal educational services and training programs.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
Advances to third parties	54,713	105,598
Advances to employees	8,577	21
Receivables from selling subsidiaries	45,450	10,344
Prepaid rental fees	1,103	3,402
School deposits	21,038	120,719
Deposits for financing arrangements	6,700	-
Low-value consumables	1,522	81
Others	1,558	878
Prepaid expenses and other current assets	140,661	241,403

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
At cost:
Buildings	96,819	119,314
Leasehold improvement	38,194	12,504
Furniture and office equipment	17,722	22,970
Electronic equipment	24,747	25,433
Vehicles	3,937	4,864
	181,419	185,085
Less: accumulated depreciation	(53,455)	(65,277)
Property and equipment, net	127,964	119,808

As of December 31, 2022, certain furniture and office equipment and electronic equipment of the Group with net book value of RMB19,604, respectively, were pledged pursuant to borrowings under financial arrangement as disclosed in Note 9.

Depreciation of property and equipment were approximately RMB13,594, RMB11,981 and RMB12,903 for the years ended December 31, 2021, 2022 and 2023, respectively, and included in the following captions:

	Years Ended December 31,
	2021	2022	2023
Cost of revenues	9,554	7,994	7,915
General and administrative expenses	4,040	3,987	4,988
Total	13,594	11,981	12,903

6	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2022	2023
Systems software	7,632	10,069
Less: accumulated amortization	(1,771)	(2,822)
Intangible assets, net	5,861	7,247

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Amortization of intangible assets were approximately RMB718, RMB719 and RMB1,051 for the years ended December 31, 2021, 2022 and 2023, respectively.

Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31, 2022
2023	731
2024	730
2025	725
2026	723
2027	716
Thereafter	2,236
Total	5,861
Fiscal year ending December 31, 2023
2024	953
2025	948
2026	946
2027	940
2028	716
Thereafter	2,744
Total	7,247

7	BUSINESS COMBINATION AND GOODWILL

The movement of goodwill is set out as below:

	2022	2023
Balance as of January 1,	30,347	30,347
Addition during the year	-	-
Balance as of December 31,	30,347	30,347

The Group did not incur impairment loss on goodwill for the years ended December 31, 2021, 2022 and 2023.

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

8	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
Deposits for financing arrangements	6,700	7,296
School deposits	32,350	16,125
Rental deposits	8,127	9,930
Other non-current assets	47,177	33,350

9	BORROWINGS UNDER FINANCING ARRANGEMENTS

The balances of the Group’s borrowings under financing arrangements are as following:

	As of December 31,
	2022	2023
Current portion	20,540	-
Non-current portion	24,987	-
	45,527	-

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The detailed terms of these sale and leaseback contracts are summarized below:

(i)	On August 14, 2020, the Group entered into sale and leaseback contracts with Haier Financial Leasing Co., Ltd. for a consideration of RMB60,000 repayable in thirteen instalments until August 31, 2023 with an effective interest rate of 7.4% per annum. The Group recorded the cash receipts of RMB57,800 as a liability and accrued the interest using the effective interest method. As of December 31, 2022 and 2023, the balance was RMB3,366 and nil respectively. On August 25, 2023, the Company has repayment RMB3,366.

The Group paid an aggregate amount of RMB1,700 and nil as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31, 2022 and 2023 respectively.

(ii)	On November 1, 2021, the Group entered into sale and leaseback contracts with Chengtai Finance Leasing (Shanghai) Co., Ltd for an aggregated consideration of RMB55,000 repayable in twelve instalments until November 1, 2024 with an effective interest rate of 10.8% per annum. The Group recorded the cash receipt of RMB 51,750 as a liability and accrued the interest using the effective interest method. As of December 31, 2021 and 2022, the balance was RMB42,161 and nil respectively. On December 20, 2023, the Company has repayment RMB42,161.

The Group paid an aggregate amount of RMB5,000 and nil as deposits. These amounts are recorded in prepaid expenses and other current assets and other non-current assets as of December 31,2022 and 2023 respectively.

10	BANK LOAN

On April 10, 2023, the Company entered into a short-term loan agreement credit limit RMB80,000 with China CITIC Bank until April 10, 2024 with an interest rate of 4.95% per annum. During fiscal year 2022, the borrowing amount was RMB60,000, and a balance remains. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

On July 4, 2022, the Company entered into a short-term loan agreement credit limit RMB60,000 with Guangdong Development Bank until July 3, 2024 with an interest rate of 4.65% per annum. During fiscal year 2023, borrowing amount was RMB27,970, and the balance remains. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

On April 12, 2021, the Company entered into a short-term loan agreement credit limit RMB60,000 with China CITIC Bank until April 8, 2022 with an interest rate of 4.65% per annum. During fiscal year 2022, the borrowing amount was RMB59,065, and the amount of RMB58,348 has been repaid, and a balance of RMB1,542 remains. During fiscal year 2023, the amount of RMB1,542 has been repaid. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

On July 4, 2022, the Company entered into a short-term loan agreement credit limit RMB60,000 with Guangdong Development Bank until July 3, 2023 with an interest rate of 4.65% per annum. During fiscal year 2022, borrowing amount was RMB32,030, and the balance remains. During fiscal year 2023, the amount of RMB32,030 has been repaid. The short-term loan agreement was based on the Company’s credit standing and no securities or guarantees were involved.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

11	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables, current and non-current, consisted of the following:

	As of December 31,
	2022	2023
Accrued payroll and welfare benefits	24,465	53,786
Government subsidies received on behalf of certain teachers and students	11,413	86,856
Other tax payables	165	-
Deposits received	212	9
Accrued service fees	147	544
Accrued utilities fees	71	22
Collection of teaching and auxiliary materials fee	9,850	101,800
Accrued expenses	1,532	19,743
Others	224	318
Accrued expenses and other payables	48,079	263,078
Including:
Current portion	46,434	263,078
Non-current portion	1,645	-

12	LEASES

Operating leases

The Group leases properties and other equipment that are classified as operating leases. The majority of the Group’s operating leases expire at various dates though 2036.

Future minimum operating lease payments as of December 31, 2022 and 2023 are summarized as follow:

December 31, 2022
2023	9,630
2024	4,350
2025	4,350
2026	4,350
2027	4,350
Thereafter	38,100
Total	65,130

December 31, 2023
2024	3,736
2025	3,300
2026	3,300
2027	3,300
2028	3,300
Thereafter	26,400
Total	43,336

Rental expenses were approximately RMB2,148, RMB5,243, and RMB9,622 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group did not sublease any of its operating leases for the years presented.

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

The amount received of USD 45,577 or RMB 296,386, subtract ordinary shares of 6, was recorded as Paid-in Capital of RMB296,381.

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

On January 4, 2023, Shanxi Long-Spring Enterprise Management Co., Ltd. and Datong Hengshi Gaokao Tutorial School was deregistered.

On January 9, 2023, Beijing Hualing International Human Resources Co., Ltd. was disposal.

On January 4, 2023, Wenshan Times Giant Training School Co., Ltd., Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd., Shenzhen Hengshi Education Technology Co., Ltd., Xiamen Hengshi Education Technology Co., Ltd. New Vocational Education (Beijing) Cultural Development Co., Ltd., New Vocational Education (Yunnan) Cultural Development Co., Ltd., Guizhou New Vocational Education Technology Co., Ltd., New Vocational Education (Chengdu) Culture Development Co., Ltd., New Vocational Education (Hebei) Education Technology Co., Ltd., New Vocational Education (Henan) Education Technology Co., Ltd., New Vocational Education (Shandong) Culture Development Co., Ltd. and Beijing Yigao Education Technology Co., Ltd. was disposal.

On April 10, 2023, Wenshan Times Giant Training School Co., Ltd. was deregistered.

Loss from discontinued operations for fiscal years 2022 and 2023 was as follows:

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets
Cash	61,857	61,851
Prepaid expenses and other current assets	8,010	3,964
Total current assets	69,867	65,815
Non-current assets
Property and equipment, net	10,383	10,184
Intangible assets, net	135	1
Deferred tax assets	1,370	825
Total non-current assets	11,888	11,010
Total assets	81,755	76,825

	As of December 31,
	2022	2023
Liabilities
Current liabilities
Contract liabilities	49,862	49,862
Accounts payable	12,898	12,898
Income tax payables	427	269
Accrued expenses and other payables	47,640	41,612
Total current liabilities	110,827	104,641
Non-current liability
Total liabilities	110,827	104,641

	Years Ended December 31,
	2021	2022	2023
Revenues	169,545	91,457	76,279
Cost of revenues	(152,971)	(95,379)	(103,103)
Gross profit/(loss)	16,574	(3,922)	(26,824)
Operating expenses and income
Selling and marketing expenses	(1,429)	(135)	(176)
General and administrative expenses	(40,269)	(11,899)	(9,410)
Government grants	5,982	1,003	251
Income (loss) from operations	(19,142)	(14,953)	(36,159)
Other income (expenses):
Others, net	(20)	243	(1,101)
Income (loss) from discontinued operations before income tax	(19,162)	(14,710)	(37,260)
Income tax expenses	14,335	94	-
Income (loss) from discontinued operation before non-controlling interest	(4,827)	(14,616)	(37,260)
Gain on disposal of discontinued - operations	-	7,285	11,176
Less: Net loss attributable to non-controlling interests	-	-	-
Income/(loss) from discontinued operations	(4,827)	(7,331)	(26,084)

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

15	REVENUES

Revenues consisted of the following:

	Years Ended December 31,
	2021	2022	2023
Formal education services
-Educational services	192,383	211,197	196,112
-Boarding	19,248	7,609	16,975
-Sale of educational materials	40,468	21,205	18,593
Subtotal	252,099	240,011	231,680
Tuition income from training programs	17,765	28,521	18,348
Education and management service fees	15,104	30,868	10,628
Others	1,395	995	888
	286,363	300,395	261,544
Revenue from governments cooperative agreements	50,947	42,111	4,706
	337,310	342,506	266,250

16	INCOME TAX

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, First High-School HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong during the years ended December 31, 2021, 2022 and 2023. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

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

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The applicable income tax rate of the Group’s affiliated schools for the years ended December 31, 2021, 2022 and 2023 are summarized as below:

School name	Note	Applicable income tax rate
Kunming Xishan Long-Spring Experimental Secondary School	(i)	25%
Kunming Chenggong Long-Spring Experimental Secondary School	(i)	25%
Yunnan Hengshui Experimental Secondary School— Xishan School	(i)	25%
Yiliang Long-Spring Experimental Secondary School	(i)	25%
Yunnan Long-Spring Foreign Language Secondary School	(i)	25%
Qujing Hengshui Experimental Secondary School	(i)	25%
Yuxi Hengshui Experimental Secondary School	(i)	25%
Xinping Hengshui Experimental Secondary School	(i)	25%
Yunnan Century Long-Spring Technology Co., Ltd.	(i)	15%
Yunnan Long-Spring Logistics Service Co., Ltd.	(i)	25%
Long-Spring Education Holding Group Co., Ltd.	(i)	25%
Yunnan Zhongchuang Education Tutorial School	(i)	25%
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	(i)	25%
Xinping Long-Spring Advanced Secondary School Co., Ltd.	(i)	25%
Guizhou Long-Spring Century Technology Co., Ltd.	(i)	25%
Guizhou Hengshizhong Technology Co., Ltd.	(i)	25%
Guizhou Hengshizhong Education and Training School Co., Ltd	(i)	25%
Yunnan Lihua Education Technology Co., Ltd.	(i)	25%
Bainian Long-Spring Education Technology (Zhenxiong) Co., Ltd.	(i)	25%
Zhenxiong Long-Spring Advanced Secondary School	(i)	25%
Wenshan Long-Spring Experimental Secondary School	(i)	25%
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	(i)	25%
Qiubei Long-Spring Experimental Secondary School	(i)	25%
Mengla Long-Spring Experimental Secondary School	(i)	25%
Shaanxi Century Long-Spring Education Technology Co., Ltd.	(i)	25%
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	(i)	25%
Chongqing Hengshi Education Technology Co., Ltd.	(i)	25%
Yunnan Hengshun Property Service Co., Ltd.	(ii)	5%
Kunming Chenggong Times Giant Tutorial School Co., Ltd.	(i)	25%
Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd.	(i)	25%
Zunyi Hengshi Education Technology Co., Ltd.	(i)	25%
Bainian Long-Spring (Mengzi) Education Technology Co., Ltd.	(i)	25%
Long-Spring Education Holding Group (Yunnan) Hengshui Experimental Middle School Management Co., Ltd.	(i)	25%
Bainian Long-Spring (Luoping) Education Technology Co., Ltd.	(i)	25%
Panzhihua Bainian Long-Spring Education Technology Co., Ltd.	(i)	25%
Beijing Green Carbon Future Intelligent Technology Co., Ltd.	(i)	25%
Bainian Long-Spring (Qingdao) Education Technology Co., Ltd.	(i)	25%
Yangling Hengshi Secondary School Co., Ltd	(i)	25%
Xi'an Hengshi Education Technology Co., Ltd.	(i)	25%
Yangling Hengshui Experimental Secondary School	(i)	25%
Yunnan Xiongping Catering Management Co., Ltd.	(i)	25%
Xishun Yunnan Catering Management Co., Ltd.	(i)	25%
Guizhou Long-Spring Logistics Service Co., Ltd.	(i)	25%

Notes:

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(i)	As these schools have not received confirmations from the local tax authorities on income tax exemption, they are subject to the statutory income tax rate of 25% for the years ended December 31, 2021, 2022 and 2023, respectively. High tech enterprises are subject to corporate income tax at a reduced rate of 15%.

(ii)	The State Administration of Taxation has policies for small and micro enterprises: For small and low-profit enterprises, the annual taxable income does not exceed RMB1.0 million, a reduced rate of 25% is included in the taxable income, and the corporate income tax is paid at a tax rate of 20%, therefore resulting an income tax rate of 5%.

Income taxes

The income before income taxes and the provision for PRC income taxes for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years Ended December 31,
	2021	2022	2023
Income/(loss) before income taxes	72,444	65,849	(45,426)
Current income tax expense	27,143	24,386	5,846
Deferred tax benefits	(12,219)	(4,274)	(6,713)
Total income taxes expenses/(credit)	14,924	20,112	(867)

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Years Ended December 31,
	2021	2022	2023
Income/(loss) before income taxes	72,444	65,849	(45,426)
Income tax computed at PRC statutory tax rate	18,111	16,462	(11,357)
Effect of non-taxable income	(3,369)	(2,917)	(6,970)
Effect of non-deductible expenses	3,047	3,654	5,617
Effect of preferential tax rate	(11,571)	(7,041)	(7,352)
Deferred tax assets losses not recognized	8,470	9,516	15,815
Others	236	438	3,380
Total	14,924	20,112	(867)

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
Deferred tax assets:
Allowance for doubtful accounts	408	8,130
Deductible donation expenses carried forwards	2,646	2,646
Accrued expenses	2,692	2,654
Registration fees	3,792	3,421
Property and equipment	137	137
Net operating loss carry forwards	4,273	4,490
Total gross deferred tax assets	13,948	21,478
Valuation allowance on deferred tax assets	(1,184)	(1,184)
Deferred tax assets, net of valuation allowance	12,764	20,294
Deferred tax liabilities:
Property and equipment	(969)	(969)
Intangible assets	(2,154)	(4,832)
Government grants	(2,032)	(406)
Total deferred tax liabilities	(5,155)	(6,207)
Net deferred tax	7,609	14,087
Analysis as:
Deferred tax assets	12,764	20,294
Deferred tax liabilities	(5,155)	(6,207)
Net deferred tax assets	7,609	14,087

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17	DISTRIBUTION OF PROFIT

(a)	Distribution to the Parent

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

(b)	Reserves

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and consolidated VIEs in the PRC must take appropriations from after-tax profit to non-distributive funds.

These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits as determined under PRC GAAP at each year-end until the balance reaches 50% of the PRC Company’s registered capital. The other reserve is set aside at the company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve as of December 31, 2022 and 2023 were RMB5,491 and RMB4,532 respectively.

Each of the schools is required to appropriate 25%, if any, of its after-tax profits as determined under PRC GAAP to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the 2004 Implementing Rules, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of December 31, 2022 and 2023 were RMB46,892 and RMB48,875, respectively.

(c)	Declared dividends

Pursuant to a board meeting dated September 30, 2022, the Company declared a dividend of US$1,240 (approximately RMB8,564) to the shareholders in Note 22. As December 31, 2022, RMB6,432 has been paid. The remaining dividend will be paid in October 2024.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

18	EARNINGS PER ORDINARY SHARE

	Years Ended December 31,
	2021	2022	2023
Numerator
Net income from continuing operations attributable to First High-school Education Group Co., Ltd.	57,520	44,656	(46,105)
Net income (loss) from discontinued operations attributable to First High-school Education Group Co., Ltd.	(4,827)	(7,331)	(26,084)
Denominator
Weighted average number of ordinary shares – basic and diluted
Basic	83,925,002	86,838,700	86,838,700
Diluted	85,775,002	92,388,700	92,388,700
Basic earnings per share from continued operation	0.69	0.55	(0.53)
Basic earnings (loss) per share from discontinued operation	(0.06)	(0.08)	(0.30)
Diluted earnings per share from continued operation	0.67	0.52	(0.50)
Diluted earnings (loss) per share from discontinued operation	(0.06)	(0.08)	(0.28)

19	SEGMENT INFORMATION

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

During the years ended December 31, 2021, 2022 and 2023, substantially all of the Group’s operations and long-lived assets were in the PRC.

20	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding as of December 31, 2022 and 2023 not provided for in the consolidated financial statements were as follows:

	As of December 31,
	2022	2023
Contracted for payable of student related uniform, luggage, and teaching materials	26,707	32,563

(b)	Lease commitments

The Group’s lease commitments are disclosed in Note 12.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

21	RELATED PARTY TRANSACTIONS

As of December 31, 2023, the amounts due to the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Campus reserve fund	3,770	Management	Other payables, interest free and payment on demand.
Long-Spring Education Group	50,161	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Beijing Hualing International Human Resources Co., Ltd.	7,210	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Beijing Yigao Education Technology Co., Ltd.	99	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Lihua Family Education Technology (Beijing) Co., Ltd.	3,634	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Mengzi Experimental Middle School	139	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Xiamen Hengshi Education Technology Co., Ltd	3	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Sichuan Yichan New Technology Co., Ltd.	3	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Yunnan Qidi Primary School	434	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Yunnan Three Three One Education Technology Co., Ltd.	71,037	Controlled by the same shareholder	Other payables, interest free and payment on demand.

Yunnan Province Preparatory School for Studying Abroad	109	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Yunnan Long-Spring Education Technology Co., Ltd.	57	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	9	Controlled by the same shareholder	Other payables, interest free and payment on demand.
Zunyi Huichuan Long-Spring Xinhang Senior Middle School Co., Ltd.	9	Entity significantly influenced by Mr. Zhang	Other payables, interest free and payment on demand.
Zhang, Shaowei	28,499	Shareholder	Other payables, interest free and payment on demand.
	165,173

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2023, the amounts due from the related parties were consisted of the followings:

Name	Amount	Relationship	Note
Brightenwit Group Limited	651	Mr. Zhang's wife's company	Loan receivables*, interest free and payment on demand.
Campus reserve fund	9,588	Management	Loan receivables*, interest free and payment on demand.
Long-Spring Education Group	5,568	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Long-Spring Education (HK) Limited	50,016	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Visionsky Group Limited	5,857	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Beijing Hualing International Human Resources Co., Ltd.	15,879	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
New Vocational Education (Beijing) Cultural Development Co., Ltd.	310	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Beijing Yigao Education Technology Co., Ltd.	1,904	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Beijing Long-Spring International Institute of Education and Technology	1,720	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Beijing Long-Spring Education Technology Group Co., Ltd.	32,129	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Beijing Long-Spring Future Technology Group Co., Ltd.	21	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Hengshi College Entrance Examination Supplementary	68	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Kunming Xinxiaoling Human Resources Co., Ltd.	1,884	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Lihua Family Education Technology (Beijing) Co., Ltd.	2,718	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Mengzi Experimental Middle School	736	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Mengzi Long-Spring Experimental Middle School	3,153	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Xiamen Hengshi Education Technology Co., Ltd	2,350	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Shaanxi Long-Spring Enterprise Management Consulting Partnership (Limited Partnership)	10	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Shenzhen Hengshi Education Technology Co., Ltd.	2,447	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Sichuan Yichan New Technology Co., Ltd.	5,812	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Wenshan Times Giant Training School Co., Ltd.	763	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
New Vocational Education (Yunnan) Cultural Development Co., Ltd.	264	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Yunnan Huayiweiming Technology Co., Ltd.	15,503	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Yunnan Qidi Primary School	740	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Yunnan Three Three One Education Technology Co., Ltd.	1,380	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Yunnan Carbon Tracer Enterprise Management Co., Ltd.	260	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Yunnan Province Preparatory School for Studying Abroad	114	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Yunnan Long-Spring Education Technology Co., Ltd.	41,474	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Long-Spring Selection (Yunnan) Technology Co., Ltd.	61	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Zhengzhou Hengshi Hengzhong Education Technology Co., Ltd.	3,314	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan Hengshi Education and Training School	14	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan Long-Spring Jincheng Education Consulting	3,021	Controlled by the same shareholder	Loan receivables*, interest free and payment on demand.
Zunyi Huichuan Long-Spring Xinhang Senior Middle School Co., Ltd.	3,666	Entity significantly influenced by Mr. Zhang	Loan receivables*, interest free and payment on demand.
Zhang, Shaodong	2,513	Mr. Zhang’s immediate family member	Loan receivables*, interest free and payment on demand.
	215,908

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
	73,450

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

22	DIVIDEND PAYABLES

Pursuant to a board meeting dated September 30, 2022, the Company declared a dividend of US$1,240 (approximately RMB8,564) to the shareholders. As December 31, 2022, RMB6,432 has been paid. As December 31, 2023, a balance RMB2,132 remains. The remaining dividend will be paid in October 2024.

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

As of December 31, 2023, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB113,828.

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

As of December 31, 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	As of December 31,
	2022	2023
Assets
Current assets:
Cash	7,842	4,630
Amounts due from related parties	74,505	63,327
Prepaid expenses and other current assets	-	-
Total assets	82,347	67,957
Non-current assets
Investments in subsidiaries and VIEs	148,931	93,813
Total non-current assets and total assets	231,278	161,770

Liabilities and Shareholders’ Equity
Current liabilities
Amounts due to a related party	-	8,302
Accrued expenses and other current liabilities	1,045	-

Total current liabilities and total liabilities	1,045	8,302
Shareholders’ equity
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of December 31, 2023, respectively)	6	6
Additional paid-in capital	357,689	356,622
Statutory reserves	54,366	51,425
Accumulated other comprehensive loss	2,430	2,836
Accumulated deficits	(184,258)	(257,421)

Total shareholders’ equity	230,233	153,468
Total liabilities and shareholders’ equity	231,278	161,770

Condensed Statements of Comprehensive Income

	Years Ended December 31,
	2021	2022	2023
Share of income from subsidiaries and VIEs	57,520	45,737	(44,559)
Net Income/(loss) from discontinued operations	(4,827)	(7,331)	(26,084)
Net income before income taxes	52,693	38,406	(70,643)
Income tax expense	—	—	—
Net income of the Company	52,693	38,406	(70,643)
Other comprehensive (expense)/income	3,635	6,127	5,319
Comprehensive income/(loss)	56,328	44,533	(65,324)